Form 10-K, Exhibit 13
period 1993-12-31
NORTHWESTERN PUBLIC SERVICE CO
filed 1994-03-28
CIK 73088

EXHIBIT 13(a)

ANNUAL REPORT TO STOCKHOLDERS
PAGE 16

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

     The Company has a strong liquidity position through the generation of significant cash flows, the availability of substantial cash reserves, and a sound capital structure. The Company also has adequate capacity for additional financing and has maintained favorable bond and commercial paper ratings.

     During the three years ended 1993, the Company has generated significant operating cash flows while continuing to maintain substantial cash reserves in the form of marketable securities. In the years ended 1993, 1992, and 1991, cash flows from operating activities were $24.0 million, $23.1 million, and $24.9 million, respectively. Cash equivalents and marketable securities totaled $39.1 million, $25.6 million, and $29.9 million at December 31, 1993, 1992, and 199l, respectively.

     Working capital and other financial resources are also provided by unused lines of credit, which are generally used to support commercial paper borrowings, a primary source of short-term financing. At
December 31, 1993, unused short-term lines of credit totaled
$12 million.

     The Company currently has outstanding bonds issued under two indentures; the 1940 Mortgage Indenture and the 1993 General Mortgage Indenture. The 1940 indenture provides a first lien on substantially all utility property as security for outstanding bonds. The 1993 indenture provides a junior lien on all of the Company's utility properties that are covered under the previously existing indenture as security for outstanding bonds. The 1993 indenture junior lien will become a first lien when all bonds issued under the 1940 indenture are retired. The provisions of the 1993 indenture result in an increase in the amount of bonds that can be issued on the basis of bonded property as well as increased financing flexibility.

     In June 1993, the Company issued $7,550,000 of 5.85% and $13,800,000 of 5.90% Pollution Control Refunding Revenue Bonds, due 2023. The proceeds were used to redeem $21,350,000 of 6 3/8%, 6 7/8% and 7.2% Pollution Control Revenue Bonds which would have matured between 1994 and 2009. In August 1993, the Company sold $55,000,000 of General Mortgage Bonds, 7% Series, due 2023. The net proceeds were used for the redemption of the Company's First Mortgage Bonds Series 6 1/4%, 8%, 8 1/4% and 8.8% which totaled $36,500,000. The proceeds were also used to reduce short-term commercial paper borrowings and for general corporate purposes.

     The Company will continue to review the economics of retiring or refunding long-term debt and preferred stock to minimize long-term financing costs. The Company's financial coverages are at levels in excess of those required for the issuance of debt and preferred stock.

CAPITAL REQUIREMENTS

     The Company's primary capital requirements include the funding of its utility construction and expansion programs, the funding of debt and preferred stock retirements and sinking fund requirements, and the funding of its corporate development and investment activities.

     The emphasis of the Company's construction activities is to undertake those projects that most efficiently serve the expanding needs of its customer base, enhance energy delivery and reliability capabilities through system replacement, expand its current customer base, and provide for the reliability of energy supply. Expenditures for construction activities for the years 1993, 1992, and 1991 were $19.7 million, $18.5 million, and $23.0 million, respectively. Construction expenditures during the last three years included the installation of an additional 43 mw of internal peaking capacity, and the expansion of the Company's natural gas system into 26 additional communities in eastern South Dakota. Construction expenditures for 1994 are estimated to be $17.9 million. Over half of these projected expenditures will be spent on enhancements of the electric distribution system. The Company also projects spending modest amounts on the Company's continuing gas expansion program. Estimated construction expenditures for the years 1994 through 1998 are expected to be $72 million.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 17

     Capital requirements for the mandatory retirement of long-term debt and mandatory preferred stock sinking fund redemption totaled $180,000, $513,000, and $1.4 million, for the years ended 1993, 1992, and 1991, respectively. It is expected that such mandatory retirements will be $630,000 in 1994 and 1995, $610,000 in 1996, $600,000 in 1997, and $20.6
million in 1998.

     The Company anticipates that future capital requirements will be met by both internally generated cash flows and available external financing.

RESULTS OF OPERATIONS

EARNINGS COMPARISONS

     Earnings per share of common stock were $1.96 in 1993 compared to $1.77 in 1992 and $1.88 in 1991. The increase in 1993 was due to more normal weather patterns and to proceeds received by one of the Company's subsidiaries, Northwestern Networks, Inc. (NNI), for payment of accumulated dividends and interest related to its investment in LodgeNet Entertainment Corporation (LEC) after LEC sold shares of common stock through an initial public offering. NNI recorded after-tax gains of $1,727,000 in 1993 related to the transaction. The Company's more normal weather patterns in 1993 occurred during the first quarter and third quarter, contributing to higher operating revenues. Offsetting earnings in 1993 was a $1,750,000 restructuring charge to operating expenses related to implementation of certain cost containment and efficiency programs. The decrease in earnings per share in 1992 from 1991 was primarily due to warmer weather patterns during the first quarter of 1992 and cooler weather during the summer of 1992 which resulted in a significant decrease in operating revenues.

OPERATING REVENUES

     As indicated by degree day information, weather has the greatest influence on the comparison of revenues from year to year. In 1993, retail electric kwh sales increased by 7.9%, while sales to wholesale customers, representing primarily kwh sales to other utilities in the power pool, increased by 19.6%. In 1992, retail kwh sales decreased by 4.5%, but were somewhat offset by an 18.3% increase in sales to wholesale customers. Colder weather patterns during the 1993 heating season resulted in a 20.1% increase in mcf sales of gas. In 1992, warmer weather was responsible for the 7.0% decrease in total mcf sales of gas over 1991.

     The following table summarizes the factors affecting the variations in revenues between years:

                              Variation from prior year
                              -------------------------
                               1993                1992
                               ----                ----
                                   (in thousands)
Electric Revenue:

Variation in kwh sales        $ 5,441             $(2,817)
Changes in rates, fuel
  cost recovery, and other       (964)                487
                              -------             -------
                              $ 4,477             $(2,330)
                              =======             =======

Gas Revenue:

Variation in mcf sales        $10,349             $(3,925)
Changes in rates, gas
  cost recovery, and other      2,453               1,199
                              -------             -------
                              $12,802             $(2,726)
                              =======             =======

OPERATING EXPENSES

     More favorable weather patterns in 1993 resulted in comparable increases in electric fuel-related costs and purchased gas sold. Other operating expenses, excluding the $1.7 million related to a restructuring charge referred to above, increased over 1992 primarily due to higher gas distribution and customer accounts expenses. Additionally, operating expenses in 1992 were benefited due to the receipt of insurance proceeds related to employee benefits. Maintenance increased due primarily to expenditures at the Company's baseload plants. Depreciation increases can be attributed to an increase in construction activity. Property and other taxes increased primarily because South Dakota property taxes were unusually low in 1992 related to reduced property tax assessments. Income taxes increased as a result of higher taxable income. The increase in interest charges is due to the issuance of $55 million of General Mortgage Bonds in August 1993, offset by the redemption of the 6 1/4%, 8%, 8 1/4% and 8.8% Series of First Mortgage Bonds which totaled $36.5 million.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 18

     In 1992, the significant weather-related decrease in revenues resulted in comparable decreases in electric fuel-related costs and purchased gas sold. Property and other taxes were unusually low in 1992 due to reduced property tax assessments, and income taxes decreased related to lower taxable income. Interest expense increased in 1992 due to the issuance of $25 million of First Mortgage Bonds in September 1992, offset by the redemption of 9.85% and 9 5/8% Series First Mortgage Bonds.

FUTURE EARNINGS AND CASH FLOW VARIABLES

     The Company's future earnings and cash flow performance are dependent on numerous factors including, among others, the unpredictable midwestern weather patterns, the effects of regulation on the Company's utility operations, the Company's ability to maintain and expand its electric and gas revenue base, the prudent containment of operating expenses, and the performance of its corporate development and investment programs.

     Although the Company will continue to aggressively pursue opportunities to expand its gas and electric revenue base, it is not expected that high levels of growth in electric and gas customer demand will occur in the Company's service territory during the next several years. The anticipation that growth in customer demand will not be at high levels in 1994, or the near future, increases the importance of the Company's expansion programs and cost containment activities to maintain and enhance operating income from utility operations. Future utility operating income will also be impacted by regulatory decisions affecting the Company's electric and gas operations.

     In addition to factors affecting electric and gas utility operations, the Company's future earnings are also dependent on income generated from corporate development and investment activities. A large portion of such investment activities in 1993 included participation in preferred stock investment programs that involve substantial liquidity and provide a flow of current income, much of which is tax advantaged. During the next several years, the Company will seek utility or utility-related investment opportunities that meet the goal of expanding the Company's current utility operations. Additionally, the Company may also pursue, where appropriate, nonutility investments in privately held entities and ventures that provide the potential of increased long-term investment returns. Such privately held investments can involve increased principal and liquidity risk when compared to the Company's preferred stock investments or its utility operations.

NONUTILITY OPERATIONS

     In addition to the Company's investment portfolio of preferred stock investments, the Company holds interests in two nonutility businesses. At December 31, 1992, Northwestern Networks, Inc. (NNI), one of the Company's wholly owned subsidiaries, held investments in LodgeNet Entertainment Corporation (LEC), consisting of LEC common stock and $12.9 million of LEC 15% cumulative preferred stock. During 1993, NNI converted all of its LEC common stock to $3.8 million of convertible preferred stock and provided additional funding to LEC in the form of $6 million of 12% subordinated debt. On October 21, 1993, LEC sold 5,175,000 shares of common stock through an initial public offering at a price of $13.50 per share.
Proceeds from the initial public offering were used to retire loans under LEC's credit facility and to redeem the 15% cumulative preferred stock held by NNI at face value plus accumulated dividends. In addition, NNI received payment of accrued interest on the subordinated note. The balance of the proceeds will be used by LEC in its future business operations. In connection with the public offering, the convertible preferred stock held by NNI was converted to 1,121,000 shares of LEC common stock, and NNI exchanged the 12% subordinated note for a new $6,000,000 subordinated note with a coupon rate of 2% over the LEC credit facility rate. LEC's common stock is now traded on NASDAQ under the symbol LNET. NNI recorded after-tax income of $1,727,000 in 1993 related to dividends and interest received following the initial public offering.

     In December 1992, one of the Company's subsidiaries, Northwestern Systems, Inc. (NSI), acquired a 60% ownership interest in Lucht
Engineering, Inc. (Lucht), a firm that develops, manufactures, and markets multi-image photographic printers and other related equipment. On
October 1, 1993, NSI acquired the remaining 40% common stock interest in Lucht. This investment contributed $.10 per share to the Company's earnings in 1993.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 19

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF NORTHWESTERN PUBLIC SERVICE COMPANY:

     We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of NORTHWESTERN PUBLIC SERVICE COMPANY (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1993 and 1992, and the related consolidated statement of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwestern Public Service Company and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen & Co.

Minneapolis, Minnesota
February 1, 1994.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 20

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
Years ended December 31

                                  1993            1992            1991
                                  ------------    ------------    ------------
Operating Revenues:
   Electric                       $ 70,104,822    $ 65,627,621    $ 67,957,685
   Gas                              65,017,964      52,216,333      54,942,474
   Other                            18,134,456       1,352,600               0
                                  ------------    ------------    ------------
                                   153,257,242     119,196,554     122,900,159
                                  ------------    ------------    ------------
Operating Expenses:
   Fuel for electric generation     12,731,558      12,072,833      12,247,112
   Purchased power                   1,229,748         841,356       1,293,204
   Purchased gas sold               48,153,861      38,186,237      39,850,574
   Other operating expenses         23,285,277      19,871,923      19,450,481
   Manufacturing costs              16,543,662       1,345,966               0
   Maintenance                       6,368,346       5,889,310       5,835,969
   Depreciation                     11,558,839      11,061,520      10,506,102
   Property and other taxes          6,139,613       5,118,469       6,269,088
   Income taxes                      6,940,374       5,234,602       7,101,524
                                  ------------    ------------    ------------
                                   132,951,278      99,622,216     102,554,054
                                  ------------    ------------    ------------

Operating Income                    20,305,964      19,574,338      20,346,105

Investment Income and Other,
     net of taxes (Note 1)           3,829,693       2,252,177       1,712,096

Interest Expense, net               (8,944,584)     (8,105,109)     (7,243,605)
                                  ------------    ------------    ------------

Net Income                          15,191,073      13,721,406      14,814,596

Dividends on Cumulative
 Preferred Stock                      (121,463)       (143,267)       (370,081)
                                  ------------    ------------    ------------

Net Income Available for
 Common Stock                       15,069,610      13,578,139      14,444,515

Retained Earnings,
 beginning of year                  50,318,050      48,986,426      46,326,463
Dividends on Common Stock          (12,513,888)    (12,206,799)    (11,784,552)
Premium on Preferred
 Stock Retirement                            0         (39,716)           -
                                  ------------    ------------    ------------
Retained Earnings, end of year    $ 52,873,772    $ 50,318,050    $ 48,986,426
                                  ============    ============    ============

Earnings Per Average Common Share
  based on 7,677,232 shares       $       1.96    $       1.77    $       1.88
                                  ============    ============    ============

Dividends Declared Per
 Common Share                     $       1.63    $       1.59    $      1.535
                                  ============    ============    ============

See Notes to Consolidated Financial Statements

ANNUAL REPORT TO STOCKHOLDERS
PAGE 21

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31

                                 1993            1992            1991
                                 ------------    ------------    ------------
Operating Activities:
  Net income                     $ 15,191,073    $ 13,721,406    $ 14,814,596
  Items not requiring cash:
    Depreciation                   11,558,839      11,061,520      10,506,102
    Deferred income taxes, net     (1,398,578)        (47,328)       (946,920)
    Investment tax credit            (566,498)       (568,655)       (597,347)
    Changes in current assets
     and liabilities:
       Accounts receivable         (2,145,693)     (1,049,603)       (613,278)
       Inventories                   (111,703)        352,866        (756,876)
       Other current assets        (1,056,726)     (1,246,370)      1,857,160
       Accounts payable            (1,565,245)      2,499,414      (1,943,154)
       Accrued taxes                2,393,850        (579,660)      2,491,591
       Accrued interest               193,772         143,992         548,811
       Other current liabilities      898,638         424,523         473,264
    Other, net                        604,591      (1,655,673)       (959,195)
                                 ------------    ------------    ------------
    Cash flows from operating
     activities                    23,996,320      23,056,432      24,874,754
                                 ------------    ------------    ------------
Investment Activities:
  Additions to utility plant      (19,707,593)    (18,510,018)    (22,996,064)
  Sale (purchase) of noncurrent
   investments, net                (6,923,488)      3,872,766        (648,713)
  Acquisition of net assets        (2,850,000)     (4,122,180)           -
                                 ------------    ------------    ------------
    Cash flows for investment
     activities                   (29,481,081)    (18,759,432)    (23,644,777)
                                 ------------    ------------    ------------
Financing Activities:
  Common and preferred stock
   dividends paid                 (12,635,351)    (12,350,066)    (12,154,633)
  Issuance of long-term debt       76,453,842      26,072,200      15,000,000
  Repayment of long-term debt     (58,900,200)    (12,736,000)     (1,233,000)
  Retirement of preferred stock       (30,000)     (3,085,000)       (195,000)
  Commercial paper repayments               0      (2,000,000)     (2,500,000)
                                 ------------    ------------    ------------
    Cash flows from (for)
     financing activities           4,888,291      (4,098,866)     (1,082,633)
                                 ------------    ------------    ------------
Increase (Decrease) in Cash and
   Cash Equivalents                  (596,470)        198,134         147,344

Cash and Cash Equivalents,          3,695,563       3,497,429       3,350,085
 beginning of year               ------------    ------------    ------------
Cash and Cash equivalents,
 end of year                     $  3,099,093    $  3,695,563    $  3,497,429
                                 ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
    Income taxes                 $  6,338,293    $  6,129,541    $  6,620,863
    Interest                        8,771,595       7,442,176       6,098,910

See Notes to Consolidated Financial Statements

ANNUAL REPORT TO STOCKHOLDERS
PAGE 22

CONSOLIDATED BALANCE SHEET
December 31

                                               1993            1992
ASSETS                                         ------------    ------------
  Utility Plant, at original cost:
     Electric                                  $292,508,996    $284,656,157
     Gas                                         53,414,571      46,739,238
     Common                                      15,788,899      14,798,045
                                               ------------    ------------
        Utility plant in service                361,712,466     346,193,440
     Less-Accumulated depreciation              130,610,474     122,085,437
                                               ------------    ------------
                                                231,101,992     224,108,003
     Construction work in progress                7,393,129       5,624,869
                                               ------------    ------------
                                                238,495,121     229,732,872
                                               ------------    ------------
  Current Assets:
     Cash and cash equivalents                    3,099,093       3,695,563
     Accounts receivable, net                    11,197,920       9,052,227
     Fuel, at average cost                        4,040,170       3,337,294
     Inventories, materials and supplies          9,150,841       9,742,014
     Deferred gas costs                           4,121,591       4,035,067
     Other                                        2,343,183       1,372,981
                                               ------------    ------------
                                                 33,952,798      31,235,146
                                               ------------    ------------
  Other Assets:
     Investments                                 44,851,734      37,928,246
     Deferred charges and other                  26,274,440       9,298,109
                                               ------------    ------------
                                                 71,126,174      47,226,355
                                               ------------    ------------
                                               $343,574,093    $308,194,373
                                               ============    ============
CAPITALIZATION AND LIABILITIES
  Capitalization:
     Common stock equity                       $109,666,931    $107,111,209
     Nonredeemable cumulative preferred stock     2,600,000       2,600,000
     Redeemable cumulative preferred stock           70,000         100,000
     Long-term debt                             126,600,000     106,422,200
                                               ------------    ------------
                                                238,936,931     216,233,409
                                               ------------    ------------

  Commitments and Contingencies (Notes 1,7,8,9)           0               0
                                               ------------    ------------
  Current Liabilities:
     Long-term debt due within one year             600,000         150,000
     Accounts payable                            10,440,263      12,005,508
     Accrued taxes                                8,227,610       5,833,760
     Accrued interest                             2,946,075       2,752,303
     Other                                        5,617,740       4,719,102
                                               ------------    ------------
                                                 27,831,688      25,460,673
                                               ------------    ------------
  Deferred Credits:
     Accumulated deferred income taxes           35,683,509      37,055,175
     Unamortized investment tax credits          11,149,631      11,716,129
     Other                                       29,972,334      17,728,987
                                               ------------    ------------
                                                 76,805,474      66,500,291
                                               ------------    ------------
                                               $343,574,093    $308,194,373
                                               ============    ============

  See Notes to Consolidated Financial Statements

ANNUAL REPORT TO STOCKHOLDERS
PAGE 23

CONSOLIDATED STATEMENT OF CAPITALIZATION
December 31

                                   1993                   1992
                                   -------------------    -------------------
Common Stock Equity:
  Common stock, $3.50 par value,
    20,000,000 shares authorized;
    7,677,232 shares outstanding   $ 26,870,312           $ 26,870,312
  Additional paid-in capital         29,922,847             29,922,847
  Retained earnings                  52,873,772             50,318,050
                                   -------------------    -------------------
                                    109,666,931     46%    107,111,209     50%
                                   -------------------    -------------------
Cumulative Preferred Stock:
  $100 par value, 300,000 shares
    authorized; outstanding:

  Nonredeemable-
        4 1/2% Series                 2,600,000              2,600,000
  Redeemable-
        5 1/4% Series                    70,000                100,000
                                   -------------------    -------------------
                                      2,670,000      1%      2,700,000      1%
                                   -------------------    -------------------
Long-Term Debt:

          Series            Due
         --------          -----
  First mortgage bonds-
    6 1/4%                 1996               0              3,500,000
    8.824%                 1998      15,000,000             15,000,000
    8.9%                   1999       7,500,000              7,500,000
    8%                     2002               0              6,000,000
    6.99%                  2002      25,000,000             25,000,000
    8 1/4%                 2003               0             15,000,000
    8.8%                   2007               0             12,000,000
  General mortgage bonds-
    7%                      2023     55,000,000                   -
                                   -------------------    -------------------
                                    102,500,000             84,000,000
                                   -------------------    -------------------
  Pollution control obligations
   (Note 4) -
    5.85%, Mercer Co., ND   2023      7,550,000              7,550,000
    5.90%, Salix, IA        2023      4,000,000              4,000,000
    5.90%, Grant Co., SD    2023      9,800,000              9,950,000
                                   -------------------    -------------------
                                     21,350,000             21,500,000
                                   -------------------    -------------------
                                    123,850,000            105,500,000
  Other long-term debt                3,350,000              1,072,200
  Less-Due within one year              600,000                150,000
                                   -------------------    -------------------
                                    126,600,000     53%    106,422,200     49%
                                   -------------------    -------------------
 Total Capitalization              $238,936,931    100%   $216,233,409    100%
                                   ===================    ===================

See Notes to Consolidated Financial Statements

ANNUAL REPORT TO STOCKHOLDERS
PAGE 24

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES -

     BASIS OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of Northwestern Public Service Company and its wholly owned subsidiaries. The Company's regulated businesses are subject to various state and federal agency regulation. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC). These accounting policies differ in some respects from those used by its nonregulated businesses.
All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The accompanying Consolidated Statement of Income and Retained Earnings includes the operating results of Lucht Engineering, Inc. effective December 1, 1992, the date of acquisition.

     REVENUE RECOGNITION:

     Electric and gas revenue is based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis.

     ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION:

     The allowance for funds used during construction includes the costs of equity and borrowed funds used to finance construction which are capitalized in accordance with rules prescribed by the FERC. In the years ended 1993, 1992, and 1991, allowance for equity funds was $32,000, $105,000, and $228,000. Allowance for borrowed funds for the years ended 1993, 1992, and 1991 was $50,000, $158,000, and $184,000.

     CASH EQUIVALENTS:

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     GAS COSTS:

     The commodity cost portion of gas purchased from wholesale suppliers but not yet billed to customers is charged to deferred gas costs. This account is subsequently credited in future periods as customers are billed for gas used in prior periods. This method has the approximate effect of matching gas costs with gas revenues in any financial reporting period. The demand cost portion of gas costs, which is comprised of numerous components, is expensed as incurred.

     The Company has various long-term gas supply agreements with its pipeline suppliers for the purchase of natural gas in the normal course of its gas operations.

     DEPRECIATION AND MAINTENANCE:

     Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciation provisions, as a percentage of the average balance of depreciable plant in service, were 3.31% in 1993, 3.32% in 1992, and 3.34% in 1991.

     Depreciation rates include a provision for the Company's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other deferred credits.

     The costs of maintenance, repairs, and replacements of minor property items are charged to maintenance expense accounts. Costs of renewals and betterments of property units are charged to utility plant accounts. The costs of units of property removed from service, net of removal costs and salvage, are charged to accumulated depreciation. No profit or loss is recognized in connection with ordinary retirements of depreciable utility property.

     INVESTMENTS:

     The Company's investments consist primarily of corporate preferred and common stocks. In addition, the Company has investments in privately held entities and ventures, safe harbor leases, and various money market and tax exempt investment programs. Preferred stocks were recorded at a cost basis of $34.1 million on December 31, 1993.

     At December 31, 1992, Northwestern Networks, Inc. (NNI), one of the Company's wholly owned subsidiaries, held investments in LodgeNet Entertainment Corporation (LEC), consisting of LEC common stock and $12.9 million of LEC 15% cumulative preferred stock. During 1993, NNI converted all of its LEC common stock to $3.8 million of convertible preferred stock and provided additional funding to LEC in the form of $6 million of 12% subordinated debt. On October 21, 1993, LEC sold 5,175,000 shares of common stock through an initial public offering at a price of $13.50 per share. Proceeds from the initial public offering were used to retire loans under LEC's credit facility and to redeem the 15% cumulative preferred stock held by NNI at face value plus accumulated dividends. In addition, NNI received payment of accrued interest on the subordinated note. NNI recorded after-tax income of $1,727,000 in 1993 related to dividends and interest received upon the closing of the initial public offering. In connection with the initial public offering, the convertible preferred stock held by NNI was converted to 1,121,000 shares of LEC common stock, and NNI exchanged the 12% subordinated note for a new $6,000,000 subordinated note with a coupon rate of 2% over the LEC credit facility rate.

     Effective December 1, 1992, Northwestern Systems, Inc. (NSI), one of the Company's wholly owned subsidiaries, acquired a 60 percent common stock ownership interest in Lucht Engineering, Inc. (Lucht). The acquisition was accounted for under the purchase method of accounting. On October 1, 1993, NSI acquired the remaining 40 percent common stock interest in Lucht.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 25

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company will adopt SFAS 115 in 1994. It is anticipated that adoption will primarily affect balance sheet disclosures and will not have a material effect on operating results.

     INCOME TAXES:

     Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, taxable income derived from safe harbor leases, the difference in the recognition of revenues for book and tax purposes, and to gas costs which are deferred for book purposes but expensed currently for tax purposes. The cumulative net amount of tax provisions related to deferred gas costs are recorded as a current liability in the balance sheet since the related deferred gas costs are classified as a current asset.

     For book purposes, investment tax credits are deferred and amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

     RECLASSIFICATIONS:

     Certain 1992 and 1991 amounts have been reclassified to conform to the 1993 presentation. Such reclassifications had no impact on net income and common stock equity as previously reported.

(2)  SHORT-TERM BORROWINGS -

     The Company may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit which totaled $12 million at December 31, 1993. The Company pays an annual fee equivalent to 1/4% of the unused lines. There were no borrowings outstanding at December 31, 1993 and 1992.

(3)  FAIR VALUE OF FINANCIAL INSTRUMENTS -

     The carrying amount of the Company's cash equivalents and certain money market fund investments approximate fair value due to the short-term maturity of those instruments.

     In addition to cash equivalents, the Company's preferred stock portfolio, recorded at a cost basis of $34.1 million, had an estimated fair value of $34.7 million at December 31, 1993. The fair value of preferred stocks is estimated based on quoted market prices for these and similar investment securities. The carrying value of the Company's investment in LodgeNet Entertainment Corporation common stock is $1.4 million. The investment had a market value of approximately $16.4 million at December 31, 1993, based on the year-end market price for LEC common stock.

     Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

(4)  LONG-TERM DEBT -

     Substantially all of the Company's utility plant is subject to the lien of the indentures securing its first mortgage bonds, general mortgage bonds, and pollution control obligations. General mortgage bonds of the Company may be issued in amounts limited by property, earnings, and other provisions of the mortgage indenture.

     In June 1993, the Company issued $7,550,000 of 5.85% and $13,800,000 of 5.90% Pollution Control Refunding Revenue Bonds, due 2023. The net proceeds were used to redeem $21,350,000 of 6 3/8%, 6 7/8% and 7.2% Pollution Control Revenue Bonds which would have matured between 1994 and 2009. In August 1993, the Company sold $55,000,000 of General Mortgage Bonds, 7% Series due 2023 which were issued under the Company's General Mortgage Indenture and Deed of Trust dated as of August 1, 1993. The net proceeds were used to redeem the outstanding 6 1/4%, 8%, 8 1/4% and 8.8% Series First Mortgage Bonds in the amount of $36,500,000, to reduce short-term commercial paper borrowings, and for general corporate purposes. The only scheduled retirements of the Company's long-term bond debt during the next five years are $20,000,000 in 1998.

     Lucht Engineering, Inc. has a credit agreement with a bank whereby it may borrow up to $7 million in revolving and term loans. A balance of $3,350,000 was outstanding under the revolving and term loan as of December 31, 1993 at an interest rate of 6.75%. Borrowings under the agreement are collateralized by all receivables, inventories, property, and other assets of Lucht. Scheduled retirements of the Lucht long-term debt are $600,000 during each of the years 1994 through 1998.

(5)  CAPITAL STOCK TRANSACTIONS AND RETAINED EARNINGS AVAILABILITY -

     There were no common stock transactions during the three years ended December 31, 1993. In 1992, the Company retired all of the 7 5/8% and 8% cumulative preferred stock with a total par value of $3,055,000. Other preferred stock transactions for the three years ended December 31, 1993, have been limited to redemptions to satisfy mandatory sinking fund requirements.

     At December 31, 1993, $39,962,000 of retained earnings was available for payment of dividends on common stock under the most restrictive of various provisions which limit the payment of dividends on common stock.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 26

(6)  INCOME TAXES -

Income tax expense is comprised of the following (in thousands):

                                    1993       1992       1991
                                    ----       ----       ----
 Federal income -
    Current tax expense           $7,541     $4,915     $8,209
    Deferred tax benefit           (530)        602      (993)
    Investment tax credit          (566)      (568)      (597)
 State income                        495        286        483
                                  ------     ------     ------
    Total charged to operations    6,940      5,235      7,102
 Federal income - nonoperating       628        438        122
                                  ------     ------     ------
                                  $7,568     $5,673     $7,224
                                  ======     ======     ======

     The following table reconciles the Company's effective federal income tax rate to the federal statutory rate:

                                           1993     1992     1991
                                           ----     ----     ----
 Federal statutory rate                     35%      34%      34%
    Amortization of investment tax credit   (2)      (3)      (3)
    Dividends received deduction            (2)      (2)      (2)
    Other, net                                -      (1)        1
                                            ---      ---      ---
 Effective federal income tax rate          31%      28%      30%
                                            ===      ===      ===

     The components of the net deferred federal income tax liability recognized in the Company's Consolidated Balance Sheet is comprised of the following at December 31 (in thousands):

                                      Deferred Tax Asset (Liability)
                                      ------------------------------
                                            1993          1992
                                            ----          ----
 Excess tax depreciation               $(22,671)     $(20,402)
 Safe harbor leases                      (9,171)       (9,778)
 Property basis and life differences     (8,312)       (9,022)
 Asset sales                             (5,171)       (6,173)
 Regulatory asset                        (4,477)       (4,648)
 Regulatory liability                      4,189         4,393
 Unbilled revenue                          3,901         3,257
 Unamortized investment tax credit         3,491         3,575
 Other, net                                2,537         1,743
                                        --------      --------
    Total                              $(35,684)     $(37,055)
                                        ========      ========

     On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative and current period effect on net income of adopting SFAS 109 was not material as the significant items were regulatory related. As a result of adopting SFAS 109, the Company recognized regulatory assets and associated deferred tax liabilities of $13.7 million related primarily to book and tax property basis differences. In addition, the Company recognized regulatory liabilities and associated deferred tax assets of $12.9 million related primarily to unamortized investment tax credits and previously recorded deferred income taxes in excess of the existing statutory tax rate of 34 percent, which are anticipated to be returned to customers over the estimated remaining useful lives of the utility property.

(7)  JOINTLY OWNED PLANTS -

     The Company has an ownership interest in three major electric generating plants, all of which are operated by other utility companies. The Company has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated.
The Company's interest in each plant is reflected in the Consolidated Balance Sheet on a pro rata basis, and its share of operating expenses is reflected in the Consolidated Statement of Income and Retained Earnings. The participants finance their own investment. The Company has long-term coal contracts for delivery of lignite coal to Coyote I and sub-bituminous coal to Neal #4. The lignite coal contract for Big Stone expires in 1995, and the plant owners are negotiating with coal suppliers for a contract from that year forward. Contracts for Big Stone and Coyote I are total requirements contracts with a minimum obligation of 30,000 tons per week except during scheduled or forced outages. Neal #4 has a contract for delivery of sub-bituminous coal with an annual minimum purchase requirement of 1.8 million tons. Information relating to the Company's ownership interest in these facilities at December 31, 1993, is as follows:

                            Big Stone    Neal #4    Coyote I
                            ---------    -------    --------
                                 (dollars in thousands)

Utility plant in service      $46,640    $34,972     $45,320
Accumulated depreciation      $23,436    $14,134     $15,551
Construction work in progress $   303    $   155     $   234
Total plant capacity - mw         452        624         426
Company's share                 23.4%       8.7%       10.0%
In-service date                  1975       1979        1981
Coal contract expiration date    1995       1998        2016

ANNUAL REPORT TO STOCKHOLDERS
PAGE 27

(8)  EMPLOYEE RETIREMENT BENEFITS -

     The Company maintains a noncontributory defined benefit pension plan covering substantially all employees. The benefits to which an employee is entitled under the plan are derived using a formula based on the number of years of service and compensation levels during the last few years of service before retirement.

     The Company determines the annual funding for its plan using the frozen initial liability cost method. The Company's annual contribution is funded in accordance with the requirements of ERISA. The assets of the plan are comprised primarily of debt and equity securities.

     The components of net periodic pension cost for the years ended December 31, 1993, 1992, and 1991 were as follows (in thousands):

                                  1993         1992        1991
                                  ----         ----        ----
 Service cost                   $  985      $   966     $   910
 Interest cost on projected
   benefit obligation            3,048        2,951       2,834
 Actual return on assets       (2,970)      (5,779)     (6,435)
 Net amortization and deferral   (886)        2,283       3,539
                                 -----      -------     -------
 Net periodic pension cost       $ 177      $   421     $   848
                                 =====      =======     =======

     The following table reflects the funded status of the Company's pension plan as of December 31, 1993, 1992, and 1991 (in thousands):


                                         1993        1992       1991
                                         ----        ----       ----
Actuarial present value of:
Accumulated benefit obligation -
   Vested                             $34,052     $33,058    $28,343
   Nonvested                            1,528       1,131      1,183
                                      -------     -------    -------
                                       35,580      34,189     29,526
Provision for future pay increases      5,515       5,234      6,406
                                      -------     -------    -------
Projected benefit obligation           41,095      39,423     35,932
Plan assets at fair value              46,912      45,366     41,084
                                      -------     -------    -------
Projected benefit obligation
  less than plan assets               (5,817)     (5,943)    (5,152)
Unrecognized transition obligation    (1,856)     (2,011)    (2,165)
Unrecognized net gain                   6,941       7,910      7,545
                                      -------     -------    -------
(Prepaid) accrued pension cost       $  (732)    $   (44)    $   228
                                      =======     =======    =======

     The assumptions used in calculating the projected benefit obligation for 1993, 1992, and 1991 were as follows:


                                         1993      1992      1991
                                         ----      ----      ----

Discount rate                              8%        8%    8 1/2%
Expected rate of return on assets      8 1/2%    8 1/2%    8 1/2%
Long-term rate of increase
  in compensation levels                   5%        5%        6%

(9)  ENVIRONMENTAL MATTERS -

     The Company is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Company believes it can economically meet the Act's sulfur dioxide emission requirements at its generating plants by the required compliance dates. The Act also requires the EPA to study cyclone boiler nitrogen oxide and air toxic emissions. In addition to the Clean Air Act, the Company is also subject to other environmental regulations including matters related to utility processing sites. Due to the uncertain nature of the results of such studies and regulations, the Company cannot now determine the additional costs, if any, or the regulatory treatment which may occur related to specific environmental provisions.

(10) CUMULATIVE PREFERRED STOCK AND PREFERENCE STOCK -

     All series of the Company's cumulative preferred stock, except the 41/2% Series, are subject to mandatory redemption at par through an annual sinking fund requirement, as defined for each series. On January 2, 1992, the Company's 7 5/8% and 8% cumulative preferred stock was retired with a total par value of $3,055,000.

     All cumulative preferred stock may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at the per share prices noted below, plus accrued dividends:

                               Redemption Prices
                 -----------------------------------------
Series           Present       Through          Subsequent
- ------           -------       -------          ----------
4 1/2%           $110.00           -                 -
5 1/4%            100.53       May 31, 1994     $100.35-$100.00

     In the event of involuntary dissolution, all preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common stockholders.

     The Company is also authorized to issue a maximum of 200,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

ANNUAL REPORT TO STOCKHOLDERS
PAGE 28

(11) SEGMENTS OF BUSINESS -

     The Company's principal business segments consist of the following (in thousands):
                               1993           1992           1991
                               ----           ----           ----
Operating Revenues:
    Electric               $ 70,105       $ 65,628       $ 67,958
    Gas                      65,018         52,216         54,942
    Other                    18,134          1,353            -

Operating Income:
    Electric                 16,999         17,712         17,708
    Gas                       2,480          1,856          2,638
    Other                       827              6            -

Depreciation Expense:
    Electric                  9,841          9,504          9,079
    Gas                       1,718          1,558          1,427

Construction Expenditures:
    Electric                 11,225         12,605         18,162
    Gas                       8,483          5,905          4,834

Assets:
    Identifiable -
        Electric            206,962        204,206        200,492
        Gas                  45,296         37,814         32,776
    Other assets             91,316         66,174         64,493
                           --------       --------       --------
                           $343,574       $308,194       $297,761
                           ========       ========       ========

     Identifiable assets include all assets that are used directly in each business segment. Other assets consist principally of cash, accounts receivable, prepayments, and investments.

(12) QUARTERLY FINANCIAL DATA (UNAUDITED) -

                                 First   Second     Third       Fourth
                                 -----   ------     -----       ------
                                  (thousands except per share amounts)
1993:

Operating revenues               $51,137   $33,783   $29,775   $38,562
Operating income                   8,211     4,216     4,720     3,159
Net income                         6,574     2,344     2,468     3,805
Earnings per average common share    .85       .30       .32       .49
                                 =======   =======   =======   =======

1992:

Operating revenues               $37,041   $25,664   $22,012   $34,480
Operating income                   5,981     3,870     3,954     5,769
Net income                         4,677     2,478     2,349     4,217
Earnings per average common share    .61       .32       .30       .54
                                 =======   =======   =======   =======