Form 10-K, Exhibit 13
NORTHWESTERN PUBLIC SERVICE CO
filed 1995-03-27
CIK 73088

EXHIBIT 13.A

ANNUAL REPORT TO STOCKHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pages 12-14

(graph of information in following table)

                    ELECTRIC CAPABILITY AND PEAK DEMAND
                                    MW

                                                          Forecast
                                                       --------------
                         1992      1993      1994      1995      1996
                         ----      ----      ----      ----      ----
Capability at Peak*      290       307       309       309       309
Peak Demand              192       237       230       257       260

*Includes Net Capacity Purchased.

(end of graph)


LIQUIDITY AND CAPITAL RESOURCES

The Company has a high degree of long-term liquidity through the generation of operating cash flows, the availability of substantial cash reserves, and a sound capital structure. The Company has adequate capacity for additional financing and has maintained its liquidity position through favorable bond and commercial paper ratings.

During the three years ended 1994, the Company has generated operating cash flows while continuing to maintain substantial cash reserves in the form of marketable securities. In 1994, 1993, and 1992, cash flows from operating activities were $26.3 million, $24.3 million, and $23.1 million. Cash equivalents and marketable securities totaled $39.2 million, $39.1 million, and $25.6 million at December 31, 1994, 1993, and 1992.

Working capital and other financial resources are also provided by lines of credit, which are generally used to support commercial paper borrowings, a primary source of short-term financing. At December 31, 1994, unused short-term lines of credit totaled $12 million.

The Company currently has outstanding bonds issued under two indentures; the 1940 Mortgage Indenture and the 1993 General Mortgage Indenture. The 1940 indenture provides a first lien on substantially all electric and gas property as security for outstanding bonds. The 1993 indenture provides a junior lien on all of the Company's electric and gas properties that are covered under the previously existing indenture as security for outstanding bonds. The 1993 indenture junior lien will become a first lien when all bonds issued under the 1940 indenture are retired. The provisions of the 1993 indenture provide increased financial flexibility and an increase in the amount of bonds that can be issued on the basis of bonded property.

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

The emphasis of the Company's construction activities is to undertake those projects that most efficiently serve the expanding needs of its customer base, enhance energy delivery capabilities, expand its current customer base, and provide for the reliability of energy supply. Capital expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variations in sales, environmental requirements, investment opportunities, and other ongoing considerations.

Expenditures for construction activities for 1994, 1993, and 1992 were $22.7 million, $20.0 million, and $18.5 million. Construction expenditures during the last three years included expenditures related to the installation of an additional 43 mw of internal peaking capacity, the expansion of the Company's natural gas system into 29 additional communities in eastern South Dakota, and to an operations center which will provide future cost savings and operating efficiencies through consolidation of activities. Construction expenditures for 1995 are estimated to be $19.3 million. The majority of the projected expenditures will be spent on enhancements of the electric and gas distribution systems and completion of the operations center. Estimated construction expenditures for the years 1995 through 1999 are expected to be $69 million.

Capital requirements for the mandatory retirement of long-term debt and the mandatory preferred stock sinking fund redemption totaled $600,000, $180,000, and $513,000 for the years ended 1994, 1993, and 1992. It is expected that such mandatory retirements will be $600,000 in 1995, $1,080,000 in 1996, $570,000 in 1997, $20.6 million in 1998, and $13.5 million in 1999.

The Company anticipates that future capital requirements will be met by both internally generated cash flows and available external financing.

The Company will continue to evaluate and pursue opportunities to enhance shareholder return through nonregulated business investments. Nonregulated projects are expected to be financed from the existing investment portfolio and from other available financing options.

RESULTS OF OPERATIONS

Earnings Comparisons

Earnings per share of common stock were $2.00 in 1994 compared to $1.96 in 1993 and $1.77 in 1992. The increase in 1994 was primarily due to a 5.6% increase in retail electric sales and improved profitability from nonregulated operations. Also favorably impacting 1994 earnings was a decrease in other operating expenses. Offsetting earnings in 1994 was a 4.9% decrease in gas sales largely due to warmer than normal weather in the last quarter of 1994 and increased interest expense related to the issuance of general mortgage bonds in August 1993. The Company also recorded less investment income in 1994 due to payments received in 1993 for accumulated dividends and interest after LodgeNet Entertainment Corporation, an investment held by one of the Company's subsidiaries, sold shares of common stock through an initial public offering. The increase in earnings per share in 1993 from 1992 was primarily due to more normal weather patterns and to interest and dividends received after the initial public offering of LodgeNet Entertainment Corporation.

Operating Revenues

Weather fluctuations in the Company's service area have the greatest influence on the comparison of revenues from year to year. In 1994, more favorable weather contributed to increased electric use per customer. Residential customers averaged an increase of 2.5%, while commercial and industrial customers' use increased 5.6%. Retail electric kwh sales increased 5.6% in 1994, while sales to wholesale customers, representing primarily kwh sales to other utilities in the power pool, decreased 4.8%. In 1993, retail kwh sales increased 7.9%, while sales to wholesale customers increased 19.6%. In 1994, warmer weather was largely responsible for the 4.9% decrease in sales of gas, while in 1993, colder weather patterns during the heating season resulted in a 20% increase in sales of gas. The 6.2% overall rate increase implemented in South Dakota on November 15, 1994 had a modest upward impact on gas revenues for the year.

The following tables summarize the factors affecting the variations in electric and gas revenues between years (in thousands):

                                          Variation from
                                             Prior Year
                                       ---------------------
                                         1994         1993
                                       -------       -------
     ELECTRIC REVENUE:
       Variation in kwh sales          $ 3,571       $ 4,987
       Changes in rates, fuel
         cost recovery, and other        (553)         (876)
       Sales for resale                   (45)           366
                                       -------       -------
                                       $ 2,973       $ 4,477
                                       =======       =======

     GAS REVENUE:
       Variation in mmbtu sales       $(3,129)       $10,349
       Changes in rates, gas cost
         recovery, and other               252         2,453
                                       -------       -------
                                      $(2,877)       $12,802
                                       =======       =======

Operating Expenses

Fuel for electric generation and purchased power increased comparably in 1994 with the increase in electric revenue. Purchased gas sold decreased in 1994 as weather-related sales of gas declined. Other operating expenses, excluding 1993 nonrecurring items, increased slightly over 1993 primarily due to higher gas production and distribution expenses, partially offset by lower employee benefit expense and lower administrative salaries related to fewer employees during 1994. Maintenance decreased due primarily to lower electric transmission and distribution expenditures. Depreciation increases can be attributed to an increase in construction activity, and income taxes increased as a result of higher taxable income. The increase in interest charges is due to the increase in long-term debt issued through refinancing activities in August 1993.

In 1993, the weather-related increases in electric and gas revenues resulted in comparable increases in electric fuel-related costs and purchased gas sold. Other operating expenses increased over 1992 due to higher gas distribution and customer accounts expenses. Maintenance increased due primarily to expenditures at the Company's baseload plants. Property and other taxes increased primarily because South Dakota property taxes were unusually low in 1992 related to reduced property tax assessments. The increase in interest charges is due to the issuance of long-term debt in August 1993.

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

Although the Company will continue to pursue opportunities to expand its gas and electric revenue base, it is not expected that high levels of growth in electric and gas customer demand will occur in the Company's service territory during the next several years. The anticipation that growth in customer demand will not be at high levels in 1995, or the near future, increases the importance of the Company's expansion programs, customer retention, and cost containment activities to maintain and enhance operating income from utility operations. Future utility operating income will also be impacted by regulatory decisions affecting the Company's electric and gas operations.

The energy industry in general has become increasingly competitive. The National Energy Policy Act of 1992 was designed to promote energy efficiency and increased competition in the electric wholesale markets. In 1992, the Federal Energy Regulatory Commission (FERC) also issued Order
636. Order 636 requires, among other provisions, that all companies with natural gas pipelines separate natural gas supply or production services from transportation service and storage businesses. This allows gas distribution companies, such as the Company, and individual customers to purchase gas directly from producers, third parties, and various gas marketing entities and transport it through the suppliers' pipelines. While Order 636 had positive aspects by providing for more diversified supply and storage options, it also required the Company to assume responsibility for the procurement, transportation, and storage of natural gas. The alternatives now available under Order 636 create additional pressure on all distribution companies to keep gas supply and transportation pricing competitive, particularly for large customers.

The Company is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Company believes it can economically meet such sulfur dioxide emission requirements at its generating plants by the required compliance dates and that it is in compliance with all presently applicable environmental protection requirements and regulations. In addition to the Act, the Company is also subject to other environmental regulations including matters related to utility processing sites. The Company conducted an investigation of a former gas manufacturing site in 1994 and is taking remedial action to dispose of waste material found at such site. Recovery of remediation costs for such sites will be sought from insurance carriers and through the regulatory process although there is no assurance that such costs will be recovered. No administrative or judicial proceedings involving the Company are now pending or known by the Company to be contemplated under present environmental protection requirements.

In addition to factors affecting electric and gas energy operations, the Company's future earnings are also dependent on income generated from corporate development and investment activities. A substantial portion of such investment activities in 1994 included participation in preferred stock investment programs that provide a flow of current income, much of which is tax advantaged. During the next several years, the Company will seek energy or energy-related investment opportunities that meet the goal of expanding the Company's current energy operations. Additionally, the Company may also pursue nonenergy investments in privately held entities and ventures that provide the potential of increased long-term investment returns. Such privately held investments can involve increased principal and liquidity risk when compared to the Company's preferred stock investments or its energy operations.


(graph of information in following table)

                                INVESTMENTS
                              Recorded Basis
                            Millions of Dollars

                         1990      1991      1992      1993      1994*
                         ----      ----      ----      ----      ----
Other Investments        19.1      18.3      16.5      10.4       6.0
Marketable Equity
  Securities              2.3       1.4       1.4       1.4       8.5
Preferred Stock          19.8      22.1      20.0      33.1      31.7
                         ----      ----      ----      ----      ----
                         41.2      41.8      37.9      44.9      46.2
                         ====      ====      ====      ====      ====

*Includes adoption of SFAS 115.

In addition to the investments reflected above, one of the Company's subsidiaries, Northwestern Systems, Inc., owns Lucht, Inc. The Company's Consolidated Statement of Income includes the results of Lucht, Inc.

(end of graph)


(graph of information in following table)

                        CASH FLOWS FROM OPERATIONS
                            Millions of Dollars

                         1990      1991      1992      1993      1994
                         ----      ----      ----      ----      ----
Cash Flows from
  Ongoing Activities     25.1      24.9      23.1      24.3      26.3
Cash Flows from
  Capital Gains           3.6        -         -         -         -
                         ----      ----      ----      ----      ----
                         28.7      24.9      23.1      24.3      26.3
                         ====      ====      ====      ====      ====

As the utility industry becomes more competitive, the amount of cash flow generated from operations becomes an important benchmark. The Company has a high degree of long-term liquidity through the generation of operating cash flows while continuing to maintain a substantial investment portfolio.

(end of graph information)


NONENERGY OPERATIONS

In addition to the Company's investment portfolio of preferred stock investments, the Company holds interests in two nonenergy businesses. At December 31, 1994, Northwestern Networks, Inc. (NNI), one of the Company's wholly owned subsidiaries, held investments in LodgeNet Entertainment Corporation (LEC), consisting of 1,121,000 shares of LEC common stock. During 1994, subordinated debt of $6 million which had been invested in LEC by NNI was redeemed.

Another of the Company's subsidiaries, Northwestern Systems, Inc., owns Lucht, Inc., a firm that develops, manufactures, and markets multi-image photographic printers and other related equipment. This investment contributed revenues of $22.0 million and operating income of $2.2 million in 1994 compared to revenues of $18.1 million and operating income of $1.6 million in 1993.


REPORT OF MANAGEMENT
Page 15

The management of Northwestern Public Service Company is responsible for the integrity and objectivity of the financial information contained in this annual report. The consolidated financial statements, which necessarily include some amounts which are based on informed judgments and estimates of management, have been prepared in conformity with generally accepted accounting principles.

In meeting this responsibility, management maintains a system of internal accounting controls which is designed to provide reasonable assurance that the assets of the Company are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization, and a program of internal auditing.

The Board of Directors, through its Audit Committee which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants and the internal audit staff have unrestricted access to the Audit Committee, without management's presence, to discuss auditing, internal accounting control, and financial reporting matters.

Arthur Andersen LLP, an independent public accounting firm, has been engaged annually to perform an audit of the Company's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes examining, on a test basis, supporting evidence, assessing the Company's accounting principles and significant estimates made by management, and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the operating results and financial condition of the Company.

Merle Lewis
President and Chief Executive Officer

Richard Hylland
Vice President-Finance and Corporate Development

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Page 15

To the Stockholders and Board of Directors of Northwestern Public Service Company:

We have audited the accompanying consolidated balance sheet and statement of capitalization of NORTHWESTERN PUBLIC SERVICE COMPANY (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1994 and 1993, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwestern Public Service Company and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1, effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities.

Arthur Andersen LLP

Minneapolis, Minnesota,
January 27, 1995.

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Page 16

Years ended December 31

                                    1994           1993           1992
                                    ------------   ------------   ------------
Operating Revenues:
   Electric                         $ 73,077,431   $ 70,104,822   $ 65,627,621
   Gas                                62,141,382     65,017,964     52,216,333
   Manufacturing                      22,047,241     18,134,456      1,352,600
                                    ------------   ------------   ------------
                                     157,266,054    153,257,242    119,196,554
                                    ------------   ------------   ------------
Operating Expenses:
   Fuel for electric generation       13,399,170     12,731,558     12,072,833
   Purchased power                     1,153,467      1,229,748        841,356
   Purchased gas sold                 46,351,422     48,153,861     38,186,237
   Other operating expenses           21,728,387     23,285,277     19,871,923
   Manufacturing costs                19,552,720     16,296,738      1,345,966
   Maintenance                         6,169,895      6,368,346      5,889,310
   Depreciation                       12,438,501     11,805,763     11,061,520
   Property and other taxes            6,103,903      6,139,613      5,118,469
                                    ------------   ------------   ------------
                                     126,897,465    126,010,904     94,387,614
                                    ------------   ------------   ------------
Operating Income:
   Electric                           25,661,632     21,752,231     21,909,402
   Gas                                 2,540,091      3,903,313      2,892,904
   Manufacturing                       2,166,866      1,590,794          6,634
                                    ------------   ------------   ------------
                                      30,368,589     27,246,338     24,808,940

Investment Income and Other            2,610,791      4,457,438      2,690,294

Interest Expense, net                 (9,669,829)    (8,944,584)    (8,105,109)
                                    ------------   ------------   ------------
Income Before Income Taxes            23,309,551     22,759,192     19,394,125

Income Taxes                          (7,869,343)    (7,568,119)    (5,672,719)
                                    ------------   ------------   ------------
Net Income                            15,440,208     15,191,073     13,721,406

Dividends on Cumulative
  Preferred Stock                       (119,888)      (121,463)      (143,267)
                                    ------------   ------------   ------------
Earnings on Common Stock              15,320,320     15,069,610     13,578,139

Retained Earnings,
  beginning of year                   52,873,772     50,318,050     48,986,426
Dividends on Common Stock            (12,820,980)   (12,513,888)   (12,206,799)
Premium on Preferred
  Stock Retirement                             0              0        (39,716)
                                    ------------   ------------   ------------
Retained Earnings, end of year      $ 55,373,112   $ 52,873,772   $ 50,318,050
                                    ============   ============   ============
Earnings Per Average Common Share
   based on 7,677,232 shares        $       2.00   $       1.96   $       1.77
                                    ============   ============   ============
Dividends Declared Per Common Share $       1.67   $       1.63   $       1.59
                                    ============   ============   ============

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
Page 17

Years ended December 31

                                    1994           1993           1992
                                    ------------   ------------   ------------
Operating Activities:
   Net income                       $ 15,440,208   $ 15,191,073   $ 13,721,406
   Items not requiring cash:
      Depreciation                    12,438,501     11,805,763     11,061,520
      Deferred income taxes            1,509,619     (1,398,578)       (47,328)
      Investment tax credit             (564,801)      (566,498)      (568,655)
      Changes in current assets
        and liabilities:
         Accounts receivable          (1,057,563)    (2,145,693)    (1,049,603)
         Inventories                  (1,447,191)      (111,703)       352,866
         Other current assets           (259,826)    (1,056,726)    (1,246,370)
         Accounts payable              2,699,294     (1,565,245)     2,499,414
         Accrued taxes                (1,487,575)     2,393,850       (579,660)
         Accrued interest                (30,991)       193,772        143,992
         Other current liabilities       421,690        898,638        424,523
      Other, net                      (1,392,444)       624,146     (1,655,673)
      Cash flows from               ------------   ------------   ------------
        operating activities          26,268,921     24,262,799     23,056,432
                                    ------------   ------------   ------------
Investment Activities:
   Property additions                (22,680,856)   (19,974,072)   (18,510,018)
   Sale (purchase) of noncurrent
     investments, net                 (1,386,178)    (9,773,488)     3,872,766
   Acquisition of net assets                   0              0     (4,122,180)
                                    ------------   ------------   ------------
      Cash flows for
        investment activities        (24,067,034)   (29,747,560)   (18,759,432)
                                    ------------   ------------   ------------
Financing Activities:
   Common and preferred stock
     dividends paid                  (12,940,868)   (12,635,351)   (12,350,066)
   Issuance of long-term debt          1,100,000     76,453,842     26,072,200
   Repayment of long-term debt          (677,500)   (58,900,200)   (12,736,000)
   Retirement of preferred stock         (30,000)       (30,000)    (3,085,000)
   Commercial paper borrowings
     (repayments)                      9,800,000              0     (2,000,000)
                                    ------------   ------------   ------------
      Cash flows from (for)
        financing activities          (2,748,368)     4,888,291     (4,098,866)
                                    ------------   ------------   ------------
Increase (Decrease) in Cash and
   Cash Equivalents                     (546,481)      (596,470)       198,134
Cash and Cash Equivalents,
  beginning of year                    3,099,093      3,695,563      3,497,429
                                    ------------   ------------   ------------
Cash and Cash equivalents,
  end of year                       $  2,552,612   $  3,099,093   $  3,695,563
                                    ============   ============   ============
Supplemental Cash Flow Information:
   Cash paid during the year for:
      Income taxes                  $  7,382,119   $  6,338,293   $  6,129,541
      Interest                         8,887,901      8,771,595      7,442,176

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
Page 18

December 31
                                               1994            1993
                                               -------------   -------------
ASSETS
  Property:
     Electric                                  $ 321,153,724   $ 308,225,360
     Gas                                          67,213,487      60,880,235
     Manufacturing                                 1,558,484       1,864,751
                                               -------------   -------------
                                                 389,925,695     370,970,346
     Less-Accumulated depreciation              (139,381,075)   (131,287,329)
                                               -------------   -------------
                                                 250,544,620     239,683,017
                                               -------------   -------------
  Current Assets:
     Cash and cash equivalents                     2,552,612       3,099,093
     Accounts receivable, net                     12,255,483      11,197,920
     Fuel, at average cost                         4,886,572       4,040,170
     Inventories, materials and supplies           4,686,771       5,109,966
     Manufacturing inventories                     5,064,859       4,040,875
     Deferred gas costs                            3,029,688       4,121,591
     Other                                         3,694,912       2,343,183
                                               -------------   -------------
                                                  36,170,897      33,952,798
                                               -------------   -------------
  Other Assets:
     Investments                                  46,237,912      44,851,734
     Deferred charges and other                   26,112,211      25,086,544
                                               -------------   -------------
                                                  72,350,123      69,938,278
                                               -------------   -------------
                                               $ 359,065,640   $ 343,574,093
                                               =============   =============
CAPITALIZATION AND LIABILITIES
  Capitalization:
     Common stock equity                       $ 114,704,940   $ 109,666,931
     Nonredeemable cumulative preferred stock      2,600,000       2,600,000
     Redeemable cumulative preferred stock            40,000          70,000
     Long-term debt                              127,052,500     126,600,000
                                               -------------   -------------
                                                 244,397,440     238,936,931
                                               -------------   -------------

  Commitments and Contingencies (Notes 1,6,7,8)

  Current Liabilities:
     Commercial Paper                              9,800,000               0
     Long-term debt due within one year              570,000         600,000
     Accounts payable                             13,139,557      10,440,263
     Accrued taxes                                 6,740,035       8,227,610
     Accrued interest                              2,915,084       2,946,075
     Other                                         6,039,430       5,617,740
                                               -------------   -------------
                                                  39,204,106      27,831,688
                                               -------------   -------------
  Deferred Credits:
     Accumulated deferred income taxes            37,328,539      35,683,509
     Unamortized investment tax credits           10,584,830      11,149,631
     Other                                        27,550,725      29,972,334
                                               -------------   -------------
                                                  75,464,094      76,805,474
                                               -------------   -------------
                                               $ 359,065,640   $ 343,574,093
                                               =============   =============
See Notes to Consolidated Financial Statements
CONSOLIDATED STATEMENT OF CAPITALIZATION
Page 19

December 31
                                        1994                 1993
                                        -------------------  -------------------
Common Stock Equity:
    Common stock, $3.50 par value,
        20,000,000 shares authorized;
        7,677,232 shares outstanding    $ 26,870,312         $ 26,870,312
    Additional paid-in capital            29,922,847           29,922,847
    Retained earnings                     55,373,112           52,873,772
    Unrealized gain on investments, net    2,538,669                    0
                                        -------------------  -------------------
                                         114,704,940    47%   109,666,931    46%
                                        -------------------  -------------------
Cumulative Preferred Stock:
    $100 par value, 300,000 shares
        authorized; outstanding:

    Nonredeemable, 4 1/2% Series           2,600,000            2,600,000
    Redeemable, 5 1/4% Series                 40,000               70,000
                                        -------------------  -------------------
                                           2,640,000     1%     2,670,000     1%
                                        -------------------  -------------------
Long-Term Debt:

             Series                Due
-------------------------------   -----
    First mortgage bonds-
        8.824%                    1998    15,000,000           15,000,000
        8.9%                      1999     7,500,000            7,500,000
        6.99%                     2002    25,000,000           25,000,000
    General mortgage bonds-
        7%                         2023   55,000,000           55,000,000
    Pollution control obligations-
        5.85%, Mercer Co., ND      2023    7,550,000            7,550,000
        5.90%, Salix, IA           2023    4,000,000            4,000,000
        5.90%, Grant Co., SD       2023    9,800,000            9,800,000
                                        -------------------  -------------------
                                         123,850,000          123,850,000

    Other long-term debt                   3,772,500            3,350,000
    Less-Due within one year                (570,000)            (600,000)
                                        -------------------  -------------------
                                         127,052,500    52%   126,600,000    53%
                                        -------------------  -------------------
   Total Capitalization                 $244,397,440   100%  $238,936,931   100%
                                        ==================   ==================

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Pages 20-24


(1)  SIGNIFICANT ACCOUNTING POLICIES -

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of Northwestern Public Service Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The Company's regulated businesses are subject to various state and federal agency regulation. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission
(FERC) which differ in some respects from those used by nonregulated businesses. Manufacturing revenues and costs reflect the operations of Lucht, Inc. which was acquired effective December 1, 1992.

Revenue Recognition and Gas Costs:

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

The Company has various long-term gas supply agreements with its pipeline suppliers for the purchase of natural gas in the normal course of its gas operations. Service agreements with Northern Natural Gas Company provide for firm transportation of natural gas in South Dakota, while a service agreement with KN Gas Supply Co. provides much of the Company's natural gas supply in Nebraska.

Allowance for Funds Used During Construction:

The allowance for funds used during construction includes the costs of equity and borrowed funds used to finance construction which are capitalized in accordance with rules prescribed by the FERC. In 1994, 1993, and 1992, allowance for equity funds was $17,000, $32,000, and $105,000. Allowance for borrowed funds for 1994, 1993, and 1992 was $39,000, $50,000, and $158,000.

Cash Equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Depreciation and Maintenance:

Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciation provisions, as a percentage of the average balance of depreciable property, were 3.39% in 1994, 3.37% in 1993, and 3.32% in 1992.

Depreciation rates include a provision for the Company's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other deferred credits.

The costs of maintenance, repairs, and replacements of minor property items are charged to maintenance expense accounts. Costs of renewals and betterments of electric and gas property units are charged to property accounts. The costs of units of electric and gas property removed from service, net of removal costs and salvage, are charged to accumulated depreciation. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and gas property.

Investments and Fair Value of Financial Instruments:

The Company's investments consist primarily of corporate preferred and common stocks. In addition, the Company has investments in privately held entities and ventures, safe harbor leases, and various money market and tax exempt investment programs. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that certain investments in debt and equity securities be reported at fair value. The cumulative effect of adopting SFAS 115 was a $9,302,000 gain, net of tax, and the net unrealized gain was $2,539,000 at December 31, 1994.

The Company's securities are classified under the provisions of SFAS 115. As of December 31, 1994, the fair value, cost, and the gross unrealized holding loss of the Company's preferred stock, classified as available for sale, were $31,742,000, $34,948,000, and $3,206,000, respectively. The fair value, cost, and the gross unrealized gains on the Company's marketable equity securities, classified as available for sale, were $8,480,000, $1,368,000, and $7,112,000, respectively. Other held to maturity securities are reported on the cost basis of $6,016,000.

The Company uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1994.

Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

Income Taxes:

Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, taxable income derived from safe harbor leases, the difference in the recognition of revenues for book and tax purposes, and gas costs which are deferred for book purposes but expensed currently for tax purposes.

For book purposes, investment tax credits were deferred and are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

Reclassifications:

Certain 1993 and 1992 amounts have been reclassified to conform to the 1994 presentation. Such reclassifications had no impact on net income and common stock equity as previously reported.

(2)  CAPITAL STOCK TRANSACTIONS AND
     RETAINED EARNINGS AVAILABILITY -

There were no common stock transactions during the three years ended December 31, 1994. Preferred stock transactions for the three years ended December 31, 1994, have been limited to redemptions to satisfy mandatory sinking fund requirements.

At December 31, 1994, $42,461,000 of retained earnings was available for payment of dividends on common stock under the most restrictive of various provisions which limit the payment of dividends on common stock.

(3)  INCOME TAXES -

Income tax expense is comprised of the following (in thousands):

                               1994      1993      1992
                              ------    ------    ------
  Federal income -
    Current tax expense       $6,522    $9,038    $6,002
    Deferred tax (benefit)
      expense                  1,509   (1,399)      (47)
    Investment tax credit      (565)     (566)     (568)
  State income                   403       495       286
                              ------    ------    ------
                              $7,869    $7,568    $5,673
                              ======    ======    ======

The following table reconciles the Company's effective income tax rate to the federal statutory rate:

                                  1994      1993     1992
                                  ----      ----     ----
  Federal statutory rate           35%       35%      34%
    Amortization of investment
      tax credit                   (2)       (2)      (3)
    Dividends received deduction   (3)       (2)      (2)
    Other, net                      4          2        -
                                  ----      ----     ----
                                  34%        33%      29%
                                  ====      ====     ====

The components of the net deferred federal income tax liability recognized in the Company's Consolidated Balance Sheet is related to the following temporary differences at December 31 (in thousands):

                                       1994         1993
                                     --------     --------
Excess tax depreciation             $(24,592)    $(22,671)
Safe harbor leases                    (8,233)      (9,171)
Property basis and life differences   (7,526)      (8,312)
Asset sales                           (4,766)      (5,171)
Regulatory asset                      (4,052)      (4,477)
Regulatory liability                    4,189        4,189
Unbilled revenue                        3,882        3,901
Unamortized investment tax credit       3,491        3,491
Other, net                                278        2,537
                                     --------     --------
                                    $(37,329)    $(35,684)
                                     ========     ========

(4)  SHORT-TERM BORROWINGS -

The Company may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit which totaled $12 million at December 31, 1994. The Company pays an annual fee equivalent to 1/4% of the unused lines. There were no line of credit borrowings outstanding at December 31, 1994 and 1993. At December 31, 1994, the Company had outstanding $9.8 million of commercial paper.

(5)  LONG-TERM DEBT -

Substantially all of the Company's utility plant is subject to the lien of the indentures securing its first mortgage bonds, general mortgage bonds and pollution control obligations. General mortgage bonds of the Company may be issued in amounts limited by property, earnings, and other provisions of the mortgage indenture.

Lucht has a credit agreement with a bank whereby it may borrow up to $7 million in revolving and term loans. A balance of $3,772,500 was outstanding under the revolving and term loan as of December 31, 1994 at a weighted average interest rate of 8.90%. Borrowings under the agreement are collateralized by all receivables, inventories, property, and other assets of Lucht.

Annual scheduled retirements of the Company's long-term bond debt during the next five years are $20,000,000 in 1998 and $12,500,000 in 1999.
Scheduled retirements of the Lucht long-term debt are $570,000 in 1995, $1,070,000 in 1996, $570,000 in 1997, $570,000 in 1998, and $992,500 in
1999.

(6)  JOINTLY OWNED PLANTS -

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

The Company has long-term coal contracts for delivery of lignite coal to Coyote I and sub-bituminous coal to Neal #4. The lignite coal contract for Big Stone expires in mid-1995, and the plant owners have negotiated and secured a contract for Montana sub-bituminous coal for the period of mid-1995 through 1999. The new sub-bituminous coal contract for Big Stone requires minimum annual purchases of 1.2 million tons. The lignite contract for Coyote I is a total requirements contract with a minimum obligation of 30,000 tons per week except during scheduled or forced outages. Neal #4 has a contract for delivery of sub-bituminous coal with an annual minimum purchase requirement of 1.8 million tons. Information relating to the Company's ownership interest in these facilities at December 31, 1994, is as follows (dollars in thousands):

                            Big Stone    Neal #4     Coyote I
                            ---------    -------     --------
Utility plant in service      $46,982    $35,002      $45,477
Accumulated depreciation      $24,688    $15,097      $16,735
Construction work
  in progress                    $788       $269         $270
Total plant capacity - mw         449        624          427
Company's share                  23.4%      8.7%        10.0%
In-service date                  1975       1979         1981
Coal contract
  expiration date               1999       1998          2016

(7)  EMPLOYEE RETIREMENT BENEFITS -

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees. The benefits to which an employee is entitled under the plan are derived using a formula based on the number of years of service and compensation levels as defined. The Company determines the annual funding for its plan using the frozen initial liability cost method. The Company's annual contribution is funded in accordance with the requirements of ERISA. Assets of the plan consist primarily of debt and equity securities.

The components of net periodic pension cost for the years ended December 31, 1994, 1993, and 1992 were as follows (in thousands):

                                  1994         1993       1992
                                  ------      ------     ------
Service cost                      $  948      $  985     $  966
Interest cost on projected
  benefit obligation               3,176       3,048      2,951
Actual return on assets              586     (2,970)    (5,779)
Net amortization and deferral    (4,391)       (886)      2,283
                                  ------      ------     ------
Net periodic pension cost         $  319      $  177     $  421
                                  ======      ======     ======

The following table reflects the funded status of the Company's pension plan as of December 31, 1994, 1993, and 1992 (in thousands):

                                  1994        1993       1992
                                 -------     -------    -------
Actuarial present value of:
  Accumulated benefit obligation-
    Vested                       $34,436     $34,052    $33,058
    Nonvested                      1,197       1,528      1,131
                                 -------     -------    -------
                                  35,633      35,580     34,189
  Provision for future pay
     increases                     3,993       5,515      5,234
                                 -------     -------    -------
Projected benefit obligation      39,626      41,095     39,423
Plan assets at fair value         44,501      46,912     45,366
                                 -------     -------    -------
Projected benefit obligation
  less than plan assets          (4,875)     (5,817)    (5,943)
Unrecognized transition
  obligation                     (1,702)     (1,856)    (2,011)
Unrecognized net gain              5,365       6,941      7,910
                                 -------     -------    -------
Prepaid pension cost            $(1,212)    $  (732)   $   (44)
                                 =======     =======    =======

The assumptions used in calculating the projected benefit obligation for 1994, 1993, and 1992 were as follows:

                                       1994         1993      1992
                                      ------      ------     ------
Discount rate                          8 1/2%          8%        8%
Expected rate of return on assets      8 1/2%      8 1/2%    8 1/2%
Long-term rate of increase
  in compensation levels                   4%         5%         5%

On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." As the Company provides only certain limited disability-related postemployment benefits to its employees, adoption of SFAS 112 had no material impact on operating results.

The Company provides an employee savings plan which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, any employee may elect to direct up to twelve percent of their gross compensation be contributed to the plan. The Company contributes 50 cents for each one dollar contributed by the employee, up to a maximum Company contribution of three percent of the employee's gross compensation. Costs incurred under the plan were $468,000, $442,000, and $411,000 in 1994, 1993, and 1992.

The Company also provides an Employee Stock Ownership Plan (ESOP) for most full-time employees. The ESOP is funded primarily with federal income tax savings which arise from tax laws applicable to such employee benefit plans. Certain Company contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of employees during the particular year for which allocation is made. Costs incurred under the plan were $705,000, $757,000, and $794,000 in 1994, 1993, and 1992.

The Company also has various supplemental retirement plans for outside directors and selected management employees. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement, or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Company provides life insurance benefits to beneficiaries of all eligible employees who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Company has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $552,000, $544,000, and $508,000 in 1994, 1993, and 1992.

(8)  ENVIRONMENTAL MATTERS -

The Company is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Company believes it can economically meet such sulfur dioxide emission requirements at its generating plants by the required compliance dates and that it is in compliance with all presently applicable environmental protection requirements and regulations. In addition to the Act, the Company is also subject to other environmental regulations including matters related to utility processing sites. The Company conducted an investigation of a former gas manufacturing site in 1994 and is taking remedial action to dispose of waste material found at such site. Recovery of remediation costs for such sites will be sought from insurance carriers and through the regulatory process although there is no assurance that such costs will be recovered. No administrative or judicial proceedings involving the Company are now pending or known by the Company to be contemplated under present environmental protection requirements.

(9)  CUMULATIVE PREFERRED STOCK AND PREFERENCE STOCK -

The Company's cumulative preferred stock, 5 1/4% Series, is subject to mandatory redemption at par through an annual sinking fund requirement, as defined.

All cumulative preferred stock may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at the per share prices noted below, plus accrued dividends:

                            Redemption Prices
                 ----------------------------------------------
     Series      Present        Through           Subsequent
     ------      -------      ------------      ---------------
     4 1/2%      $110.00           -                   -
     5 1/4%       100.35      May 31, 1995      $100.18-$100.00

In the event of involuntary dissolution, all preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common stockholders.

The Company is also authorized to issue a maximum of 200,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

(10)  SEGMENTS OF BUSINESS -

The three primary segments of the Company's business are its electric, natural gas distribution, and manufacturing operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31 (in thousands):

                                    1994          1993          1992
                                  --------      --------      --------
     Depreciation Expense:
       Electric                   $ 10,115      $  9,841      $  9,504
       Gas                           1,996         1,718         1,558
       Manufacturing                   328           247             -
                                   -------      --------      --------
                                    12,439      $ 11,806      $ 11,062
                                   -------      --------      --------
     Capital Expenditures:
       Electric                   $ 16,023      $ 11,225      $ 12,605
       Gas                           6,425         8,483         5,905
       Manufacturing                   233           266             -
                                   -------      --------      --------
                                    22,681      $ 19,974      $ 18,510
                                   -------      --------      --------
     Assets:
       Identifiable -
         Electric                 $210,872      $206,962      $204,206
         Gas                        52,008        45,296        37,814
         Manufacturing              13,843        11,352         9,161
       Corporate assets             82,343        79,964        57,013
                                  --------      --------      --------
                                  $359,066      $343,574      $308,194
                                  --------      --------      --------

Identifiable assets include all assets that are used directly in each business segment. Corporate assets consist of assets not directly assignable to a business segment, i.e., cash, investments, certain accounts receivable, prepayments, and other miscellaneous current and deferred assets.

(11)  QUARTERLY FINANCIAL DATA (UNAUDITED) -

                             First       Second       Third       Fourth
                            -------     -------      -------     -------
                                 (thousands except per share amounts)
1994:

Operating revenues          $55,464     $33,757      $30,195     $37,850
Operating income             14,104       4,784        3,752       7,729
Net income                    8,017       2,244        1,330       3,849
Earnings per
  average common
  share                    $  1.04      $   .29     $   .17      $   .50
                            =======     =======      =======     =======

1993:

Operating revenues          $51,137     $33,783      $29,775     $38,562
Operating income             11,495       5,416        5,727       4,608
Net income                    6,574       2,344        2,468       3,805
Earnings per
  average common
  share                    $   .85      $   .30     $   .32      $   .49
                            =======     =======      =======     =======