Form 10-K, Exhibit 13
period 1995-12-31
NORTHWESTERN PUBLIC SERVICE CO
filed 1996-04-01
CIK 73088

Management's Discussion and Analysis

Northwestern Public Service is an energy distribution company with core operations engaged in the electric, natural gas, and propane businesses. The Company generates and distributes electric energy to 55,000 customers in eastern South Dakota. It also purchases and distributes natural gas to 76,000 customers in eastern South Dakota and four communities in Nebraska. In August 1995, the Company acquired Synergy Group, Inc., a retail propane distributor in the eastern and south-central regions of the United States. Late in 1995, two smaller propane companies were acquired: Myers Propane Gas Company and Western Gas. Propane complements the Company's electric and natural gas distribution businesses and adds geographical diversity to its operations with more than 180,000 customers and operations in 17 states. Unlike the Company's electric and natural gas businesses, propane distribution rates and service areas are unregulated.

Weather

Weather patterns have a material impact on the Company's operating performance. Because natural gas and propane are heavily used for residential and commercial heating, the demand for these products depends upon weather patterns throughout the Company's service area. With a larger proportion of its operations related to seasonal natural gas and propane sales in 1996, the distribution of the Company's quarterly operating performance will be different than in historical periods. A significantly greater portion of the Company's future operating income is expected to be recognized in the first and fourth quarters related to higher revenues from the heating season. Operating income for the second and third quarters is expected to be less than historical periods.

Earnings Growth

Earnings for 1995 were $18.0 million or $2.21 per share, compared to $15.3 million or $2.00 per share for 1994. The 10.5% earnings per share increase in 1995 was primarily due to an increase in retail electric sales, modest gas rate relief, and increased contributions from nonregulated operations, principally propane. The Company issued 1.2 million additional shares of common stock in 1995 related to the propane acquisitions. Earnings per share for 1995 reflect 6% more average shares outstanding.

Earnings in 1994 were $2.00 compared to $1.96 in 1993. The increase was primarily due to greater electric retail sales and increased contributions from nonregulated businesses.

Dividend Enhancement

In November 1994, the Company's Board of Directors elected to increase dividends four cents a share to $1.70. Subsequently, in November 1995, the Board approved an increase in annual dividends per share from $1.70 to $1.76. The Company's Certificate of Incorporation provides for the payment of dividends on Common Stock out of retained earnings provided common equity remains at least 25% of capitalization after payment of dividends. The Company's financial strength, the success of its growth strategies, and competitive changes in the industry will be factors to be considered when evaluating future dividend payments.




Business Segment Summary
                                        Increase               Increase
Year Ended December 31  1995   1994    (Decrease)    1993     (Decrease)
                      ------- -------  ------------  ------   ------------
REVENUES
     Electric        $74,857 $73,077  $ 1,780  2.4% $70,105  $2,972   4.2%
     Gas              64,483  62,141    2,342  3.8%  65,018  (2,877) (4.4%)
     Propane          38,883      -    38,883   -        -       -     -
     Manufacturing    26,747  22,047    4,700 21.3%  18,134   3,913  21.6%
OPERATING INCOME
     Electric        $26,003 $25,662$     341  1.3% $21,752  $3,910  18.0%
     Gas               3,862   2,540    1,322 52.0%   3,903  (1,363)(34.9%)
     Propane           5,604      -     5,604   -        -       -     -
     Manufacturing     2,628   2,334      294 12.6%   1,618     716  44.3%
OPERATING DATA
     Electric sales-
     retail (mwh)      1,071   1,019       52  5.1%     964      55   5.7%
     Gas throughput
     (000 mmbtu)      15,204  14,750      454  3.1%  14,811     (61) (0.4%)
     Propane sales
     (000 gallons)    37,805      -    37,805   -        -       -     -

- --------------------
Result of Operations
- --------------------

Electric

(graph of information in following table)

          Electric Retail Sales
                 (000'S)
          -----------------------
          1991           936,368
          1992           894,077
          1993           964,477
          1994         1,018,509
          1995         1,071,328

(end of graph)

Increases in electric revenues reflect the effects of a warmer summer. The Company set a new record for peak electric demand during the summer of 1995 exceeding the previous peak record set in 1991 by 8%. Retail electric kwh sales increased by 5.1% in 1995, and residential customers' average annual kwh use increased 5.2% from 8,859 kwh in 1994 to 9,316 kwh in 1995. Fuel-related costs were comparable in 1995 with the increase in electric revenue. Customers began to realize benefits from a new lower-cost sub-bituminous coal contract for the Company's jointly owned Big Stone Plant which became effective in August 1995. Combined with plant efficiency improvements, the annual fuel cost savings are expected to be in excess of $2.2 million. These savings are passed back to customers through the operation of the fuel adjustment clause.

The increase in electric operating income reflects the higher retail sales, offset by slightly higher operating expenses. Other operating expenses increased primarily due to growth-related costs in expanded energy services and marketing functions. The operating expense increase also includes the initiation of incentive compensation programs for all employees which links pay to performance. Maintenance expense declined slightly while depreciation and property taxes reflect the increase in depreciable plant.

1994 vs. 1993. In 1994, revenue increases were related to a 5.7% increase in retail kwh sales over 1993. The increase in electric operating income was related to increased sales and lower operating costs. Maintenance decreased due primarily to lower electric transmission and distribution expenditures. Depreciation increases were attributed to an increase in construction activity.

Natural Gas

(graph of information in following table)


               Gas Throughput
                 000mmbtu
          ---------------------
          1991           13,236
          1992           12,340
          1993           14,811
          1994           14,750
          1995           15,204

(end of graph)

One of the predominant factors affecting the Company's gas operations is weather patterns during the winter heating season. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends upon weather conditions. In 1995, the increase in natural gas revenues over 1994 reflects the effects of rate increases, growth in the number of customers and slightly cooler weather. Gas revenues include a 6.2% overall rate increase in South Dakota implemented on November 15, 1994, and an 8.3% overall increase in Nebraska effective April 1, 1995. Customers increased 2% over 1994.

The increase in gas operating income reflects a 3.1% increase in throughput, effects of rate increases, offset by slightly higher operating expenses. As discussed above, the increase in other operating expenses was primarily due to growth-related costs in the expanded energy services and marketing functions and incentive compensation programs. Maintenance expense declined slightly while depreciation and property taxes reflect the increase in depreciable plant.

1994 vs. 1993. Warmer weather patterns during the heating season resulted in a 4.4% decrease in gas revenues offset slightly by a rate increase implemented in South Dakota late in 1994. The decrease in operating income was related to higher gas production and distribution expenses. Depreciation increases were attributed to an increase in construction activity.

Propane

(graph of information in following table)


                        Revenue Growth (000's)

               Electric  Natural Gas    Manufacturing    Propane
               --------  -----------    -------------    -------
     1991      67,958      54,942             -              -
     1992      65,628      52,216          1,353             -
     1993      70,105      65,018         18,134             -
     1994      73,077      62,141         22,047             -
     1995      74,858      64,483         26,747         38,883

(end of graph)

Propane revenues include Synergy Group, Inc. acquired August 15, 1995, Myers Propane Gas Company acquired on December 7, 1995, and Western Gas acquired November 20, 1995. Since August, weather throughout the Company's propane service area was 3% cooler than normal and 19% cooler than the same period in 1994. Because of the heavy use of propane for heating, propane sales are extremely weather sensitive. Synergy was acquired in the summer which traditionally is a net loss period in the industry; the majority of propane revenues occur in the first and fourth quarters when propane is heavily sold for residential and commercial heating.

Operating revenue from propane sales was $38.9 million on sales of 37.8 million gallons. Propane revenues and earnings are consolidated with Northwestern's utility and other diversified businesses.

The acquisition of the propane properties was made in association with Empire Gas Corporation, a large propane distribution company headquartered in Lebanon, Missouri, which has a management team experienced in the retail propane distribution business. With Northwestern, Empire Gas provides joint oversight and management of the properties acquired. Empire Gas provides administrative and operating management services to all propane properties including accounting, human resources, marketing, management information systems, and propane supply and transportation functions. In accordance with the Company's plans upon the acquisition of Synergy, substantial changes were made in the management and operation of the acquired business in order to achieve improvement in the results of operations. Among the cost efficiency measures put into place to reduce Synergy's operating, selling, and administrative expenses were the elimination of employee positions, and corporate overhead and field location operating expenses. The Synergy headquarters office operations in Farmingdale, New York were closed in late November with corporate functions consolidated with the Empire Gas corporate offices. Another significant expense reduction was the elimination of compensation and lease expenses previously paid to Synergy stockholders.

Manufacturing

Manufacturing revenues and operating income are related to the Company's ownership interest in Lucht Inc., a company that manufactures photographic processing and imaging equipment used by high-volume photo processing laboratories. Operating income in 1995 increased by 12.6% over 1994 primarily due to acquisitions and an increase in sales of existing product lines. Operating income in 1994 increased by 44.3% over 1993 when the Company acquired the remaining 40% ownership interest not included in the original acquisition.

Other Income Statement Items

Other income increased in 1995 over 1994 primarily due to greater investment income related to the gain recognized from the sale of common shares held by one of the Company's subsidiaries. The increase in interest expense is primarily related to the issuance of $60 million general mortgage bonds issued in August 1995 as a part of the Synergy acquisition financing. Income taxes increased as the result of higher taxable income. The increase in preferred dividends and the addition of minority interest on preferred securities is related to the issuance of preferred securities to finance the propane transactions.

- -------------------------------
Liquidity and Capital Resources
- -------------------------------

During 1995, cash flow from operations, net of dividends paid, together with proceeds from external financing activities provided the funds for construction expenditures, acquisitions, and other requirements.

Operating Activities

(graph of information in following table)


              Cash Flows From
            Operating Activities
          ------------------------
          1991           24,874,754
          1992           23,056,432
          1993           24,262,799
          1994           26,268,921
          1995           35,366,960

(end of graph)


Cash flow from operating activities in 1995 increased 35% from 1994 primarily due to growth in the Company's earnings and propane acquisitions. Liquidity is also increased through the availability of substantial cash and investment balances. Cash equivalents and marketable securities totaled $44.7 million, $39.2 million, and $39.1 million at December 31, 1995, 1994, and 1993.

Investment Activities -  Financing Activities

The Company's principal investments and capital requirements in 1995 were related to the acquisition of propane properties. During the third quarter of 1995, the Company issued $60 million of 7.10% series general mortgage bonds, maturing in 2005, 1.3 million shares of preferred securities of subsidiary trust and 1.2 million shares of common stock.

The proceeds were used primarily for the acquisition of Synergy. In December, the Company issued 42,890 shares of common stock and 11,500 shares of redeemable cumulative preferred stock related to the acquisition of Myers Propane.

In August 1995, the holders of all series of the Company's First Mortgage Bonds under the 1940 Mortgage Indenture (the 8.824% series due 1998, the 8.90% series due 1999, and the 6.99% series due 2002) agreed to exchange those bonds for equivalent bonds under the 1993 General Mortgage Indenture. The provisions of that indenture result in an increase in the amount of bonds that can be issued on the basis of bonded property and increased financing flexibility.

The Company will continue to review the economics of retiring or refunding long-term debt and preferred stock to minimize long-term financing costs. The Company's financial coverages are at levels in excess of those required for the issuance of debt and preferred stock.

Working capital and other financial resources are also provided by unused lines of credit, which are generally used to support commercial paper borrowings, a primary source of short-term financing. At December 31, 1995, unused short-term lines of credit totaled $24 million. In addition, the Company's nonregulated businesses maintain credit agreements with various banks for revolving and term loans.

The consolidated capital structure at December 31, 1995 was 53% debt, 1% preferred stock, 8% preferred securities of subsidiary trust, and 38% common equity as compared to 52% debt, 1% preferred stock, and 47% common equity at year-end 1994. The Company's capital structure at December 31, 1995 includes the consolidation of $29 million of non-recourse debt of its subsidiaries.

- --------------------
Capital Requirements
- --------------------

The Company's primary capital requirements include the funding of its energy business construction and expansion programs, the funding of debt and preferred stock retirements and sinking fund requirements, and the funding of its corporate development and investment activities.
The emphasis of the Company's construction activities is to undertake those projects that most efficiently serve the expanding needs of its customer base, enhance energy delivery and reliability capabilities through system replacement, expand its current customer base, and provide for the reliability of energy supply. Capital expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variations in sales, environmental requirements, investment opportunities, and other ongoing considerations.

Expenditures for construction activities for 1995, 1994, and 1993 were $29.6 million, $22.7 million, and $20.0 million. Construction expenditures during the last three years included expenditures related to an operations center expected to provide cost savings and operating efficiencies through consolidation of activities, the installation of an additional 43 mw of internal peaking capacity, and the expansion of the Company's natural gas system into additional communities in eastern South Dakota. In addition, 1995 included $4.7 million of capital expenditures related to propane. Construction expenditures for 1996, excluding propane, are estimated to be $16.0 million. The majority of the projected expenditures will be spent on enhancements of the electric and gas distribution systems. Estimated electric and natural gas related construction expenditures for the years 1996 through 2000 are expected to be $70.4 million. Nonregulated capital expenditures for 1996 are estimated to be $6.5 million. Estimated nonregulated capital expenditures for the years 1996 through 2000 are expected to be $20.5 million.

Capital requirements for the mandatory retirement of long-term debt and mandatory preferred stock sinking fund redemption totaled $600,000, $600,000, and $180,000, for the years ended 1995, 1994, and 1993, respectively. It is expected that such mandatory retirements will be $580,000 in 1996, $570,000 in 1997, $20.6 million in 1998, $12.8 million in
1999, and $5.0 million in 2000.

The Company anticipates that future capital requirements will be met by both internally generated cash flows and available external financing.

- -----------------------------
Competition and Business Risk
- -----------------------------

The electric and natural gas utility businesses continue to undergo numerous transformations and the Company is operating in a rapidly developing competitive marketplace. The passage of the National Energy Policy Act of 1992 has accelerated competition in the electric business by promoting competition in the industry at the wholesale level. Competition in the Company's gas business was accelerated with the passage of the Federal Energy Regulatory Commission's (FERC) Order 636 which resulted in an unbundling of gas supply and services to customers, or separately-priced, sale and transportation services.

The changes in the electric business are expected to be similar to those experienced in the natural gas business over the last few years. The FERC, which regulates interstate and wholesale electric transactions, has opened up transmission grids and mandated that utilities must allow others equal access to utility transmission systems. Various state regulatory bodies are also supporting initiatives to redefine the electric energy market and are experimenting with retail wheeling which gives some retail customers the ability to choose their supplier of electricity. Traditionally, utilities have been vertically integrated, providing bundled energy services to customers. The potential for continued unbundling of energy services exists, allowing customers to buy their own electricity and natural gas on the open market and having it delivered by the local utility.

The growing pace of competition in the energy industry has been a primary focus of management over the last few years. The Company's future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace. Business strategies focus on enhancing the Company's competitive position, on expanding energy sales and markets with new products and services for customers, and increasing shareholder value. The Company has realigned all areas of the business to support energy services and marketing functions.
A new marketing plan, an expanded line of energy products and services, additional staff and new technologies are part of the Company's strategy for providing responsive and superior customer service.

To strengthen the Company's competitive position, new technology was added that enables employees to better serve customers, costs are being reduced by centralizing activities to improve efficiency and customer responsiveness, and business processes are being reengineered to apply best-practices methodology. Long-term supply contracts have been renegotiated to lower customers' energy costs and new alliances help reduce expenses and add innovative work approaches.

Energy distribution growth will be increasingly important to the Company in the future. In addition to maintaining a strong competitive position in electric, natural gas, and propane distribution businesses, the Company intends to seek new investments and acquisitions that have long-term growth potential. While such investments and acquisitions can involve increased risk in comparison to the Company's energy distribution businesses, they offer the potential for enhanced investment returns.



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements included in this Annual Report to Shareholders which are not historical facts and which are forward looking statements involve risks and uncertainties detailed in the Company's Securities and Exchange Commission filings.




Report of Management


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



Merle D. Lewis
President and Chief Executive Officer



Richard R. Hylland
Executive Vice President-Strategic Development




Report of Independent Public Accountants


To the Stockholders and Board of Directors of Northwestern Public Service
Company:

We have audited the accompanying consolidated balance sheets and statement of capitalization of NORTHWESTERN PUBLIC SERVICE COMPANY (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwestern Public Service Company and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
February 2, 1996

CONSOLIDATED STATEMENT OF CAPITALIZATION

December 31


                                              1995          1994
                                          -----------------   -----------------
Common Stock Equity:
    Common stock, $3.50 par value,
        20,000,000 shares authorized;
        8,920,122 and 7,677,232 shares
        outstanding, respectively       $  31,220,427       $  26,870,312
    Additional paid-in capital             56,594,914          29,922,847
    Retained earnings                      59,159,042          55,373,112
    Unrealized gain on investments, net     5,703,808           2,538,669
                                          -----------------   -----------------
                                          152,678,191   38%   114,704,940   47%
                                          -----------------   -----------------
Cumulative Preferred Stock:
    $100 par value, 300,000 shares
       authorized; 37,600 shares outstanding:
    Nonredeemable - 4 1/2% Series           2,600,000           2,600,000
    Redeemable -
       5 1/4% Series                           10,000              40,000
       6 1/2% Series                        1,150,000              -
Preferred Stock of Subsidiary:
    No par value, 2,500 shares outstanding:
    Redeemable -                            2,500,000              -
                                          -----------------   -----------------
                                            6,260,000    1%     2,640,000    1%
                                          -----------------   -----------------
Company obligated mandatorily redeemable
    security of trust holding solely parent debentures:
       8 1/8% Series due 2023              32,500,000    8%        -


Long-Term Debt:

           Series              Due
- ---------------------------------
    General mortgage bonds-
      8.824%                  1998         15,000,000          15,000,000
      8.9%                    1999          7,500,000           7,500,000
      6.99%                   2002         25,000,000          25,000,000
      7.10%                   2005         60,000,000              -
      7%                      2023         55,000,000          55,000,000
    Pollution control obligations-
      5.85%, Mercer Co., ND   2023          7,550,000           7,550,000
      5.90%, Salix, IA        2023          4,000,000           4,000,000
      5.90%, Grant Co., SD    2023          9,800,000           9,800,000
                                          -----------------   -----------------
                                          183,850,000   46%   123,850,000   51%

    Nonrecourse debt of subsidiaries       29,560,224    7%     3,772,500    1%
    Less-Due within one year                 (570,000)  -        (570,000)  -
                                          -----------------   -----------------
                                          212,840,224   53%   127,052,500   52%
                                          -----------------   -----------------
   Total Capitalization                 $ 404,278,415  100% $ 244,397,440  100%


See Notes to Consolidated Financial Statements


















CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31

                                        1995      1994           1993
                                    -------------   ------------
Operating Activities:
   Net income                     $   19,305,569  $  15,440,208  $  15,191,073
   Items not affecting cash:
     Depreciation and amortization    14,633,154     12,438,501     11,805,763
     Deferred income taxes             2,540,385      1,509,619     (1,398,578)
     Investment tax credit              (563,311)      (564,801)      (566,498)
     Changes in current assets and
        liabilities net of
        effects from acquisitions:
        Trade accounts receivable     (3,897,932)    (1,057,563)    (2,145,693)
        Inventories                     (327,160)    (1,447,191)      (111,703)
        Other current assets          (2,641,018)      (259,826)    (1,056,726)
        Accounts payable              (1,718,666)     2,699,294     (1,565,245)
        Accrued taxes                    937,553     (1,487,575)     2,393,850
        Accrued interest               1,741,160        (30,991)       193,772
        Other current liabilities      3,328,632        421,690        898,638
     Other, net                        2,028,594     (1,392,444)       624,146
                                    -------------   ------------   ------------
   Cash flows from operating
     activities                       35,366,960     26,268,921     24,262,799
                                    -------------   ------------   ------------
Investment Activities:
   Property additions                (29,636,745)   (22,680,856)   (19,974,072)
   Purchase of noncurrent
     investments, net                 (5,669,229)    (1,386,178)    (6,923,488)
   Purchase of net assets, net
     of cash acquired               (109,528,168)        -          (2,850,000)
   Purchase of working capital, net  (10,607,114)        -              -
   Acquisition related costs          (5,405,328)        -              -
                                    -------------   ------------   ------------
      Cash flows for investment
        activities                  (160,846,584)   (24,067,034)   (29,747,560)
                                    -------------   ------------   ------------
Financing Activities:
   Dividends on common and
    preferred stock                  (14,463,389)   (12,940,868)   (12,635,351)
   Minority interest on preferred
    securities of subsidiary trust    (1,056,250)        -              -
   Issuance of long-term and
    nonrecourse subsidiary debt       86,599,820      1,100,000     76,453,842
   Repayment of long-term debt        (3,156,699)      (677,500)   (58,900,200)
   Issuance of preferred securities
    of subsidiary trust               31,213,261         -              -
   Issuance of preferred stock         3,650,000         -              -
   Retirement of preferred stock         (30,000)       (30,000)       (30,000)
   Issuance of common stock           31,022,182         -              -
   Commercial paper borrowings
    (repayments)                      (6,300,000)     9,800,000         -
                                    -------------   ------------   ------------
      Cash flows from (for)
       financing activities          127,478,925     (2,748,368)     4,888,291
                                    -------------   ------------   ------------
Increase (Decrease) in Cash and
   Cash Equivalents                    1,999,301       (546,481)      (596,470)
Cash and Cash Equivalents,
 beginning of year                     2,552,612      3,099,093      3,695,563
                                    -------------   ------------   ------------
Cash and Cash equivalents,
 end of year                      $    4,551,913  $   2,552,612  $   3,099,093
                                    =============   ============   ============
Supplemental Cash Flow Information:
   Cash paid during the year for:
      Income taxes                $    5,972,200  $   7,382,119  $   6,338,293
      Interest                         8,381,217      8,887,901      8,771,595
   Noncash transactions during the year for:
      Assumption of debt as part of
       acquisition                $    2,344,603  $      -       $      -

See Notes to Consolidated Financial Statements






CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31

                                         1995     1994           1993
                                   -------------  -------------  -------------
Operating Revenues:
   Electric                        $  74,857,501  $  73,077,431  $  70,104,822
   Gas                                64,482,943     62,141,382     65,017,964
   Propane                            38,883,031         -              -
   Manufacturing                      26,746,847     22,047,241     18,134,456
                                   -------------  -------------  -------------
                                     204,970,322    157,266,054    153,257,242
                                   -------------  -------------  -------------
Operating Expenses:
   Fuel and purchased power           14,304,791     14,552,637     13,961,306
   Purchased gas sold                 46,430,023     46,351,422     48,153,861
   Other operating expenses           23,428,509     21,728,387     23,285,277
   Propane costs                      31,716,415         -              -
   Manufacturing costs                23,735,000     19,385,349     16,269,766
   Maintenance                         6,019,601      6,169,895      6,368,346
   Depreciation and amortization      14,633,154     12,438,501     11,805,763
   Property and other taxes            6,605,660      6,103,903      6,139,613
                                   -------------  -------------  -------------
                                     166,873,153    126,730,094    125,983,932
                                   -------------  -------------  -------------

Operating Income:
   Electric                           26,003,006     25,661,632     21,752,231
   Gas                                 3,861,608      2,540,091      3,903,313
   Propane                             5,604,307         -              -
   Manufacturing                       2,628,248      2,334,237      1,617,766
                                   -------------  -------------  -------------
                                      38,097,169     30,535,960     27,273,310

Investment Income and Other            3,029,376      2,443,420      4,430,466

Interest Expense, net                (11,694,483)    (9,669,829)    (8,944,584)
                                   -------------  -------------  -------------

Income Before Income Taxes            29,432,062     23,309,551     22,759,192

Income Taxes                         (10,126,493)    (7,869,343)    (7,568,119)
                                   -------------  -------------  -------------

Net Income                            19,305,569     15,440,208     15,191,073

Minority Interest on Preferred
  Securities of Subsidiary Trust      (1,056,250)        -              -

Dividends on Cumulative Preferred
 Stock                                  (258,939)      (119,888)      (121,463)
                                   -------------  -------------  -------------

Earnings on Common Stock              17,990,380     15,320,320     15,069,610

Retained Earnings, beginning of year  55,373,112     52,873,772     50,318,050
Dividends on Common Stock            (14,204,450)   (12,820,980)   (12,513,888)
                                   -------------  -------------  -------------
Retained Earnings, end of year     $  59,159,042  $  55,373,112  $  52,873,772
                                   =============  =============  =============
Average Shares Outstanding             8,130,581      7,677,232      7,677,232

Earnings Per Average Common Share  $        2.21  $        2.00  $        1.96
                                   =============  =============  =============
Dividends Declared Per Average
 Common Share                      $       1.746  $       1.670  $       1.630
                                   =============  =============  =============

See Notes to Consolidated Financial Statements











CONSOLIDATED BALANCE SHEETS
December 31
                                                   1995         1994
                                             ---------------    ----------------
ASSETS
 Property:
    Electric                                 $  336,961,117     $   321,153,724
    Gas                                          73,546,150          67,213,487
    Propane                                      74,815,533             -
    Manufacturing                                 2,048,725           1,558,484
                                             ---------------    ----------------
                                                487,371,525         389,925,695
    Less-Accumulated depreciation              (150,469,310)       (139,381,075)
                                             ---------------    ----------------
                                                336,902,215         250,544,620


 Current Assets:
    Cash and cash equivalents                     4,551,913           2,552,612
    Trade accounts receivable, net               28,190,389          12,255,483
    Receivables related to acquisition           23,357,538             -
    Inventories
       Coal and fuel oil                          3,600,474           4,886,572
       Materials and supplies                     4,097,484           4,686,771
       Manufacturing                              5,660,357           5,064,859
       Propane                                    8,287,443             -
    Deferred gas costs                            2,925,865           3,029,688
    Other                                         9,948,238           3,694,912
                                             ---------------    ----------------
                                                 90,619,701          36,170,897
                                             ---------------    ----------------

 Other Assets:
    Investments                                  51,907,141          46,237,912
    Deferred charges and other                   30,240,083          22,881,641
    Goodwill and other intangibles, net          49,052,343           3,230,570
                                             ---------------    ----------------
                                                131,199,567          72,350,123
                                             ---------------    ----------------
                                             $  558,721,483     $   359,065,640
                                             ===============    ================

CAPITALIZATION AND LIABILITIES
 Capitalization:
    Common stock equity                      $  152,678,191     $   114,704,940
    Nonredeemable cumulative preferred stock      2,600,000           2,600,000
    Redeemable cumulative preferred stock         3,660,000              40,000
    Company obligated mandatorily redeemable
      security of trust holding solely
      parent debentures                          32,500,000             -
    Long-term debt                              212,840,224         127,052,500
                                             ---------------    ----------------
                                                404,278,415         244,397,440
                                             ---------------    ----------------
 Commitments and Contingencies
  (Notes 7, 8, 9)


 Current Liabilities:
    Commercial Paper                              3,500,000           9,800,000
    Long-term debt due within one year              570,000             570,000
    Accounts payable                             15,564,985          13,139,557
    Accrued taxes                                 7,689,592           6,740,035
    Accrued interest                              4,738,243           2,915,084
    Accrued Liabilities related to acquisition   12,750,424             -
    Other                                        13,947,990           6,039,430
                                             ---------------    ----------------
                                                 58,761,234          39,204,106
                                             ---------------    ----------------

 Deferred Credits:
    Accumulated deferred income taxes            43,666,229          37,328,539
    Unamortized investment tax credits           10,021,519          10,584,830
    Other                                        41,994,086          27,550,725
                                             ---------------    ----------------
                                                 95,681,834          75,464,094
                                             ---------------    ----------------
                                             $  558,721,483     $   359,065,640
 See Notes to Consolidated Financial         ===============    ================
 Statements

Notes to Consolidated Financial Statement



- ---------------------------
1.  Significant Accounting
    Policies -
- ---------------------------
Nature of Operations:
Northwestern Public Service Company is an investor-owned combination electric and natural gas utility with nonregulated propane and manufacturing operations. The Company is engaged in the production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas. The Company serves 55,310 electric customers in eastern South Dakota and 76,464 natural gas customers in eastern South Dakota and central Nebraska. To provide baseload electric power, the Company jointly owns three coal-fired generating plants with other utilities. The Company has various long-term supply agreements with its natural gas suppliers for the purchase of natural gas in the normal course of its gas operations. Through the acquisitions of Synergy Group, Inc., Western Gas, and Myers Propane Gas Company, the Company provides propane delivery service to 184,500 customers located principally in the eastern and south-central regions of the United States. The Company's manufacturing operations are comprised of Lucht Inc., a wholly owned subsidiary that develops, manufactures, and markets multi-image photographic printers and other related equipment.

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of Northwestern Public Service Company and all wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The Company's regulated businesses are subject to various state and federal agency regulation. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC) which differ in some respects from those used by nonregulated businesses. Manufacturing revenues and costs reflect the operations of Lucht Inc. Propane revenues and costs reflect the operations of Synergy Group, Inc. which was acquired effective August 15, 1995, Western Gas, which was acquired effective November 20, 1995, and Myers Propane Gas Company, which was acquired effective December 7, 1995.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Gas Costs:

Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from sales of propane are recognized principally as fuel products are shipped or delivered to customers. Manufacturing revenue is recognized as equipment is shipped or delivered to customers.

The commodity cost portion of natural gas purchased from wholesale suppliers but not yet billed to customers is charged to deferred gas costs. This account is subsequently credited in future periods as customers are billed for natural gas used in prior periods. This method has the approximate effect of matching costs with revenues in any financial reporting period. The demand cost portion of natural gas costs, which is comprised of numerous components, is expensed as incurred.

The Company has various long-term gas supply agreements with its natural gas suppliers for the purchase of natural gas in the normal course of its gas operations. An agreement with Cibola Energy Services Corporation provides supply, storage and transportation services of natural gas in South Dakota, while an agreement with KN Gas Marketing, Inc. provides similar services in Nebraska.

Allowance for Funds Used During Construction:

The allowance for funds used during construction includes the costs of equity and borrowed funds used to finance construction which are capitalized in accordance with rules prescribed by the FERC. In 1995, 1994, and 1993, allowance for equity funds was $134,000, $17,000, and $32,000. Allowance for borrowed funds for 1995, 1994, and 1993 was $362,000, $39,000, and $50,000.

Cash Equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Depreciation and Maintenance:

Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciation provisions, as a percentage of the average balance of depreciable property, were 3.61% in 1995, 3.39% in 1994, and 3.37% in 1993. The percentage for
1995 includes a propane-related depreciation provision and depreciable property whose estimated useful lives range from 5 to 33 years.

Depreciation rates include a provision for the Company's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other deferred credits.

The costs of maintenance, repairs, and replacements of minor property items are charged to maintenance expense accounts. Costs of renewals and betterments of electric and natural gas property units are charged to property accounts. The costs of units of electric and natural gas property removed from service, net of removal costs and salvage, are charged to accumulated depreciation. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas property.

Goodwill and Other Intangibles:

The excess of the cost of businesses acquired over the fair market value of all tangible and intangible assets acquired, net of liabilities assumed has been recorded as goodwill which is being amortized on a straight-line basis over 40 years. Other intangibles, consisting principally of costs of covenants not to compete, are being amortized over the estimated periods benefited which do not exceed 10 years. Goodwill and other intangibles are reflected net of accumulated amortization recorded at December 31, 1995 and 1994, of $1,188,000 and $567,000, respectively.

It is the Company's policy to review goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
If such review indicates that the carrying amount is not recoverable, it is the Company's policy to reduce the carrying amount of these assets to fair value.

Investments and Fair Value of Financial Instruments:

The Company's investments consist primarily of corporate preferred and common stocks. In addition, the Company has investments in privately held entities and ventures, safe harbor leases, and various money market and tax exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS
115), "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.

The Company's securities are classified under the provisions of SFAS 115. As of December 31, 1995, the fair value, cost, and the gross unrealized gain of the Company's preferred stock investments, classified as available for sale, were $37,746,000, $37,592,000, and $154,000, respectively. The fair value, cost, and the gross unrealized gains on the Company's marketable equity securities, classified as available for sale, were $9,892,000, $1,271,000, and $8,621,000, respectively. As of December 31,
1994, the fair value, cost, and the gross unrealized holding loss of the Company's preferred stock, classified as available for sale, were $31,742,000, $34,948,000, and $3,206,000, respectively. The fair value, cost, and the gross unrealized gains on the Company's marketable securities, classified as available for sale, were $8,480,000, $1,368,000, and $7,112,000, respectively. The unrealized gain, net of tax, at December 31, 1995 and 1994 was $5,704,000 and $2,539,000, respectively. Held to maturity securities are reported at cost, which approximated fair value and at December 31, 1995 and 1994 was $4,269,000 and $6,016,000, respectively.

The Company uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1995 and 1994.

Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

Income Taxes:

Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, taxable income derived from safe harbor leases, the difference in the recognition of revenues for book and tax purposes, and natural gas costs which are deferred for book purposes but expensed currently for tax purposes.

For book purposes, investment tax credits were deferred and are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

Statement of Financial Accounting Standards No. 121:

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which establishes new accounting standards for the impairment of long-lived assets. The statement is effective for fiscal years beginning after December 15, 1995. While the Company has not performed a detailed analysis of the impact of the statement, management does not expect that the adoption, which will occur in 1996, will have a material effect on financial position or results of operations.

Statement of Financial Accounting Standards No. 123:

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", was issued in October 1995 and effective for fiscal years beginning after December 15, 1995. This statement will have no impact on the Company's results of operations or financial position.

Reclassifications:

Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation. Such reclassifications had no impact on net income and common stock equity as previously reported.

- ---------------------------
2.  Business Acquisitions -
- ---------------------------
On August 15, 1995, the Company completed its acquisition of Synergy Group Incorporated (Synergy), a retail distributor of propane. Synergy maintained 152 retail branches serving approximately 200,000 customers in 23 states, primarily in suburban and rural areas of the eastern and south-central regions of the United States. In conjunction with the acquisition, the Company sold certain retail property outlets to an unrelated third party.

The transaction represented an initial cash investment by the Company of approximately $137.5 million, but after the sale of certain retail property outlets, the total net cash acquisition investment by the Company was $104.9 million. The Company made debt and preferred stock investments in SYN Inc., the entity created to acquire Synergy, and Northwestern Growth Corporation, one of the Company's wholly owned subsidiaries, owns control of SYN Inc. common stock. The acquisition was accounted for under the purchase method of accounting. The total net purchase price was comprised of consideration paid of $104.9 million cash, certain securities issued, certain liabilities assumed including long-term debt of $2.3 million, and transaction related costs of $5.4 million. The cost in excess of the fair value of the net tangible and intangible assets acquired of $50.6 million has been classified as goodwill and is being amortized on a straight-line method over 40 years. The allocation of the purchase price to the acquired assets and liabilities of Synergy was based on preliminary estimated fair value of the related assets and liabilities and is subject to adjustment as further information becomes available. The Company has asserted claims under the acquisition agreement for post-closing adjustments to reduce the total consideration paid for the acquisition of Synergy. If these claims are successful, an adjustment in the consideration paid for the acquisition could result.

The Company's investments in SYN Inc. were funded primarily by financings undertaken in 1995. During the third quarter of 1995, the Company issued $60 million of 7.10% general mortgage bonds due August 1, 2005, 1.3 million shares of
8 1/8% preferred securities of subsidiary trust, and 1.2 million shares of common stock.

Effective November 20, 1995, SYN Inc. acquired control of Western Gas (Western) for $2 million plus the value of certain current assets. Western is a retail distributor of propane serving approximately 3,500 customers in and around Edenton, North Carolina. The purchase price was comprised of cash and a certain amount of seller financing. Effective December 7, 1995, the Company acquired majority control of Myers Propane Gas Company (Myers) through the issuance of 42,890 shares of common stock and 11,500 shares of 6 1/2% redeemable cumulative preferred stock. Myers is a retail distributor of propane serving approximately 4,500 customers in and around Sandusky, Ohio. The total purchase price of $4.8 million was comprised of the securities issued by the Company and a certain amount of seller financing. The acquisitions were accounted for under the purchase method of accounting.The cost in excess of fair value of the net assets acquired of $1.9 million has been classified as goodwill and is being amortized on a straight-line method over 40 years.

The acquisitions of Synergy, Western, and Myers were made in association with Empire Gas Corporation (Empire Gas), a large propane distribution company headquartered in Lebanon, Missouri, which has a management team experienced in the retail propane distribution business. Empire Gas has a 30% common stock ownership interest in SYN Inc. (after debt and preferred stock obligations to the Company) and a management agreement between SYN Inc. and Empire Gas has been executed whereby Empire Gas performs the planning and management of the assets and business operations.

Had the acquisition of Synergy occurred on January 1, 1994 (the effect of the Myers and Western acquisitions are immaterial), combined unaudited pro forma results for the years ended December 31, 1995 and 1994 as prescribed under Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations", would have been: Revenues $262,239,000 and $256,645,000, net income $19,993,000 and $9,674,000 and earnings per share $2.25 and $1.09.
The pro forma disclosures required under APB 16 are not indicative of past or future operating results. Since the acquisition, the Company has implemented significant cost reduction measures principally related to elimination of certain employee positions, corporate administrative expenses and other specifically identified operating expenses that have not been reflected in the pro forma information under the provisions of APB 16.

- ---------------------------
3.  Short-Term Borrowings -
- ---------------------------
The Company may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit which totaled $24 million at December 31, 1995. The Company pays an annual fee equivalent to 1/4% of the unused lines. There were no borrowings outstanding at December 31, 1995 and 1994. At December 31, 1995, the Company had outstanding $3.5 million of commercial paper.

- --------------------
4.  Long-Term Debt -
- --------------------
Substantially all of the Company's utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Company may be issued in amounts limited by property, earnings, and other provisions of the mortgage indenture.

Lucht Inc. has a credit agreement with a bank whereby it may borrow up to $8 million in revolving and term loans. A balance of $4,802,500 was outstanding under the revolving and term loan as of December 31, 1995 at a weighted average interest rate of 8.5%. Borrowings under the agreement are collateralized by all receivables, inventories, property, and other assets of Lucht, and are nonrecourse to the Company.

SYN Inc. has a credit agreement with a bank whereby it may borrow up to $25 million in revolving loans. A balance of $21,342,320 was outstanding under the facility as of December 31, 1995, at a variable interest rate tied to a certain Eurodollar index plus 2%. Borrowings under the agreement are collateralized by SYN Inc. receivables and inventories and are nonrecourse to the Company. The term of the facility ends December 31, 1997.

The balance of nonrecourse debt to subsidiaries is comprised of the remaining debt assumed from the Synergy acquisition of $615,404 and securities issued of $2 million as part of the Myers acquisition. In addition, there was $800,000 of other subsidiary debt outstanding.

Annual scheduled retirements of the Company's long-term bond debt during the next five years are $20,000,000 in 1998, $12,500,000 in 1999, and
$5,000,000 in 2000. Scheduled retirements of the Lucht long-term debt are $570,000 in 1996, $570,000 in 1997, $570,000 in 1998, and $292,500 in 1999.

- -------------------------------
5.  Capital Stock Transactions
    and Retained Earnings
    Availability -
- -------------------------------
As part of financing the Synergy acquisition, the Company issued 1.2 million shares of common stock and 1.3 million shares of 8 1/8% preferred securities of subsidiary trust. In financing the Myers acquisition, the Company issued 42,890 shares of common stock and 11,500 shares of redeemable cumulative preferred stock. Preferred stock transactions for the three years ended December 31, 1995, have also included redemptions to satisfy mandatory sinking fund requirements.

With the release of the 1940 Mortgage Indenture in 1995, the only restriction on the Company's ability to pay dividends on common stock is limited by the Company's Restated Certificate of Incorporation whereby no dividend declared shall cause common stock equity to be less than 25% of total capitalization.

Under its credit agreement, SYN Inc. is limited in the payment of dividends and interest related to the preferred stock and debt investments held by the Company. Such payments may be made to the Company provided they do not render SYN Inc. in default, as defined, of the credit agreement executed with the bank and are subordinate to any indebtedness outstanding under the credit agreement.

The following table summarizes the capital stock transactions that occurred during the year (in thousands):

                                                                 Paid-in
                                     Preferred    Common         Capital
                                   -----------    --------       --------
Balance, 12/31/94                       $2,640    $26,870        $29,923
   Private placement*                    1,150        150          1,000
   Public offering*                         -       4,200         25,672
   Mandatory sinking
      fund redemption                      (30)        -              -
   Subsidiary issuance                   2,500         -              -
                                   -----------    --------       --------
Balance, 12/31/95                       $6,260    $31,220        $56,595
                                   -----------    --------       --------

  *See Footnote 2.

- ------------------
6.  Income Taxes -
- ------------------
Income tax expense is comprised of the following (in thousands):

                                         1995           1994      1993
                                        -------        ------    ------
Federal income -
   Current tax expense                  $ 7,849        $6,522    $9,038
   Deferred tax (benefit)
       expense                            2,540         1,509    (1,399)
   Investment tax credit                   (563)         (565)     (566)
State income                                300           403       495
                                        -------        ------    ------
                                        $10,126        $7,869    $7,568
                                        -------        ------    ------

The following table reconciles the Company's effective income tax rate to the federal statutory rate:
                                         1995           1994      1993
                                        -------        ------    ------

Federal statutory rate                    35%            35%       35%
   Amortization of
      investment tax credit               (2)            (2)       (2)
   Dividends received
      deduction                           (5)            (3)       (2)
   Other, net                              6              4         2
                                        -------        ------    ------
                                          34%            34%       33%
                                        -------        ------    ------

The components of the net deferred federal income tax liability recognized in the Company's Consolidated Balance Sheet are related to the following temporary differences at December 31 (in thousands):

                                       1995               1994
                                   ---------           ----------
Excess tax depreciation            $(26,252)           $(24,592)
Safe harbor leases                   (7,060)             (8,233)
Property basis and
   life differences                  (7,526)             (7,526)
Asset sales                          (4,366)             (4,766)
Regulatory asset                     (4,052)             (4,052)
Regulatory liability                  4,189               4,189
Unbilled revenue                      3,857               3,882
Unamortized investment
   tax credit                         3,491               3,491
Unrealized gain
   on investments                    (3,071)             (1,367)
Other, net                           (2,876)              1,645
                                   ---------           ----------
                                   $(43,666)           $(37,329)
                                   ---------           ----------

- --------------------------
7.  Jointly Owned Plants -
- --------------------------
The Company has an ownership interest in three major electric generating plants, all of which are operated by other utility companies. The Company has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Company's interest in each plant is reflected in the

Consolidated Balance Sheet on a pro rata basis, and its share of operating expenses is reflected in the Consolidated Statement of Income and Retained Earnings. The participants each finance their own investment.

The Company has long-term coal contracts for delivery of lignite coal to Coyote I and sub-bituminous coal to Neal #4. The lignite coal contract for Big Stone expired in mid-1995, and the plant owners have negotiated and secured a contract for Montana sub-bituminous coal for the period of mid-1995 through 1999. The new sub-bituminous coal contract for Big Stone requires minimum annual purchases of 1.2 million tons. The lignite contract for Coyote I is a total requirements contract with a minimum obligation of 30,000 tons per week except during scheduled or forced outages. Neal #4 has a contract for delivery of sub-bituminous coal with an annual minimum purchase requirement of 1.8 million tons. Information relating to the Company's ownership interest in these facilities at December 31, 1995, is as follows (dollars in thousands):

                                   Big Stone      Neal #4        Coyote I
                                   ----------     --------       ---------
Utility plant in service            $47,150       $35,011         $45,502
Accumulated
   depreciation                     $26,076       $15,945         $17,968
Construction work
   in progress                       $1,583          $272            $232
Total plant capacity - mw               449           624             427
Company's share                        23.4%          8.7%           10.0%
In-service date                        1975          1979            1981
Coal contract
   expiration date                     1999          1998            2016

- ------------------------
8.  Employee Retirement
      Benefits -
- ------------------------
The Company maintains a noncontributory defined benefit pension plan covering substantially all employees. The benefits to which an employee is entitled under the plan are derived using a formula based on the number of years of service and compensation levels as defined. The Company determines the annual funding for its plan using the frozen initial liability cost method. The Company's annual contribution is funded in accordance with the requirements of ERISA. Assets of the plan consist primarily of debt and equity securities.

The components of net periodic pension cost for the years ended

December 31, 1995, 1994, and 1993 were as follows (in thousands):

                                      1995           1994           1993
                                   ---------      ---------      ---------
Service cost                       $    755       $    948       $    985
Interest cost on projected
   benefit obligation                 3,144          3,176          3,048
Actual return
   on assets                        (10,082)           586         (2,970)
Net amortization
   and deferral                       6,475         (4,391)          (886)
                                   ---------      ---------      ---------
Net periodic
   pension cost                    $    292       $    319       $    177
                                   ---------      ---------      ---------

The following table reflects the funded status of the Company's pension plan as of December 31, 1995, 1994, and 1993 (in thousands):

                                      1995           1994           1993
                                   ---------      ---------      ---------
Actuarial present value of
Accumulated benefit obligation
      Vested                       $ 39,946       $ 34,436       $ 34,052
      Nonvested                       1,417          1,197          1,528
                                   ---------      ---------      ---------
                                     41,363         35,633         35,580
                                   ---------      ---------      ---------
Provision for future
   pay increases                      5,488          3,993          5,515
                                   ---------      ---------      ---------
Projected benefit
   obligation                        46,851         39,626         41,095
Plan assets at
   fair value                        52,762         44,501         46,912
                                   ---------      ---------      ---------
Projected benefit oblication
   less than plan assets             (5,911)        (4,875)        (5,817)
Unrecognized
   transition obligation             (1,547)        (1,702)        (1,856)
Unrecognized net gain                 5,381          5,365          6,941
                                   ---------      ---------      ---------
Prepaid pension cost               $ (2,077)      $ (1,212)      $  ( 732)
                                   ---------      ---------      ---------

The assumptions used in calculating the projected benefit obligation for 1995, 1994, and 1993 were as follows:
                                      1995           1994           1993
                                   ---------      ---------      ---------

Discount rate                        7 3/4%        8 1/2%             8%
Expected rate of return
   on assets                         8 1/2%        8 1/2%         8 1/2%
Long-term rate of increase
    in compensation levels               3%            4%             5%

The Company provides an employee savings plan which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, any employee may elect to direct up to twelve percent of their gross compensation be contributed to the plan. The Company contributes 50 cents for every one dollar contributed by the employee, up to a maximum Company contribution of three percent of the employee's gross compensation. Costs incurred under the plan were $479,000, $468,000, and $442,000 in 1995, 1994, and 1993.The Company also provides an Employee Stock Ownership Plan (ESOP) for full-time employees. The ESOP is funded primarily with federal income tax savings which arise from tax laws applicable to such employee benefit plans. Certain Company contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of employees during the particular year for which allocation is made. Costs incurred under the plan were $810,000, $705,000, and $757,000 in 1995, 1994, and
1993.

The Company also has various supplemental retirement plans for outside directors and selected management employees. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement, or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Company provides life insurance benefits to beneficiaries of all eligible employees who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Company has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $648,000, $552,000, and $544,000 in 1995, 1994, and 1993, respectively.

SYN Inc. provides an employee savings plan which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, any employee may elect to direct up to fifteen percent of their gross compensation be contributed to the plan.
SYN Inc. contributes 25 cents for every one dollar contributed by the employee, up to a maximum SYN Inc. contribution of four percent of the employee's gross compensation. Costs incurred under the plan for the partial year 1995 were $31,000.

- ---------------------------
9.  Environmental Matters -
- ---------------------------
The Company is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Company believes it can economically meet such sulfur dioxide emission requirements at its generating plants by the required compliance dates and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Company is also subject to other environmental regulations including matters related to former manufactured gas plant sites. During 1995, the Company remediated a site located at Huron, South Dakota through thermal desorption of residues in the soil. Adjustments of the Company's natural gas rates to reflect the costs associated with the remediation were approved through the regulatory process. The Company is pursuing recovery from insurance carriers. No administrative or judicial proceedings involving the Company are now pending or known by the Company to be contemplated under present environmental protection requirements.

- --------------------------------
10.  Cumulative Preferred Stock
     and Preference Stock -
- --------------------------------
The Company's cumulative preferred stock, 5 1/4% Series, is subject to mandatory redemption at par through an annual sinking fund requirement through 1996. The provisions of the 6 1/2% Series stock contain a 5 year put option exercisable by the holders of the securities and a 10 year redemption option exercisable by the Company. In any event, redemption will occur at par value. The preferred stock of subsidiary is redeemable beginning July 1, 1999 at a redemption price of $1,075.00 per share. The cumulative preferred stock, 4 1/2% Series, may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share, plus accrued dividends.

In the event of involuntary dissolution, all Company preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common stockholders. The Company is also authorized to issue a maximum of 200,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

- ---------------------------
11.  Segments of Business -
- ---------------------------
The four primary segments of the Company's business are its electric, natural gas, propane, and manufacturing operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31 (in thousands):

                                 1995           1994           1993
                              ----------     ---------      ---------
Depreciation and
   Amortization:
       Electric               $ 10,503       $ 10,115       $  9,841
       Gas                       2,185          1,996          1,718
       Propane                   1,562             -              -
       Manufacturing               383            328            247
                              ----------     ---------      ---------
                              $ 14,633       $ 12,439       $ 11,806
                              ----------     ---------      ---------

Capital
   Expenditures:
       Electric               $ 17,868       $ 16,023       $ 11,225
       Gas                       6,521          6,425          8,483
       Propane                   4,726             -              -
       Manufacturing               522            233            266
                              ---------      ---------      ---------
                              $ 29,637       $ 22,681       $ 19,974
                              ---------      ---------      ---------

Assets:
   Identifiable -
       Electric               $218,006       $210,872       $206,962
       Gas                      59,384         52,008         45,296
       Propane                 173,665             -              -
       Manufacturing            16,409         13,843         11,352
   Corporate assets             91,257         82,343         79,964
                              ---------      ---------      ---------
                              $558,721       $359,066       $343,574
                              ---------      ---------      ---------


Identifiable assets include all assets that are used directly in each business segment. Corporate assets consist of assets not directly assignable to a business segment, i.e., cash, investments, certain accounts receivable, prepayments, and other miscellaneous current and deferred assets.

- ------------------------------
12.  Quarterly Financial Data
     (unaudited) -
- ------------------------------

                         First     Second    Third     Fourth
                           (thousands except per share amounts)
1995:
Operating revenues       $50,754   $40,107   $45,548   $68,561
Operating income          12,929     6,679     6,908    11,581
Net income                 7,103     3,049     3,140     6,014
Average shares             7,677     7,677     8,277     8,889
Earnings per average
   common share          $   .92   $   .39   $   .32   $   .59
                         -------------------------------------

1994:
Operating revenues       $55,464   $33,757   $30,195   $37,850
Operating income          14,163     4,783     3,793     7,797
Net income                 8,017     2,244     1,330     3,849
Average shares             7,677     7,677     7,677     7,677
Earnings per average
   common share          $  1.04   $   .29   $   .17   $   .50
                         -------------------------------------

The 1995 quarterly earnings per average common share do not total to 1995 annual earnings per average common share due to the effect of common stock issuances during the year.