Form 10-K, Exhibit 13
period 1996-12-31
NORTHWESTERN PUBLIC SERVICE CO
filed 1997-03-31
CIK 73088

Management's Discussion and Analysis

Northwestern Public Service is a diversified energy distribution company with core operations engaged in the propane, electric and natural gas industries.

Northwestern generates and distributes electric energy to 56,000 customers in eastern South Dakota and purchases and distributes natural gas to 77,000 customers in eastern South Dakota and four communities in Nebraska.

The Company acquired Synergy Group Incorporated, a major retail propane distributor in August 1995. In 1996, Northwestern acquired eight additional propane companies, including Empire Energy Corporation in October, then the eighth largest retail marketer of propane in the U.S., and CGI Holdings, Inc., then the eighteenth largest retail marketer of propane in the U.S. in December. Also in December 1996, Northwestern combined all of its propane businesses into Cornerstone Propane Partners, L.P., (Cornerstone) a publicly traded master limited partnership which sold
9.8 million common units to the public on December 17, 1996, at a price of $21 per unit. Net proceeds from the offering of common units, together with the concurrent sale of $220 million of senior secured notes by a subsidiary partnership, were used to redeem preferred stock of the combined propane entities and repay acquisition loans and existing debt. Northwestern's majority-owned subsidiaries hold 6.9 million subordinated units or 41.4% of Cornerstone, while public unitholders, own 58.6% of the Partnership. Cornerstone is the fifth largest retail propane marketer in the U.S., serving approximately 360,000 customers from 312 service centers in 26 states.

Weather
-------

Weather patterns have a significant impact on the Company's operating performance. Because propane and natural gas are heavily used for residential and commercial heating, the demand for these products depends upon weather patterns throughout the Company's market areas. With a larger proportion of its operations related to seasonal propane and natural gas sales in 1997, the distribution of the Company's quarterly operating performance will be different than in historical periods. A greater portion of the Company's future operating income is expected to be recognized in the first and fourth quarters related to higher revenues from the winter heating season.

Earnings
--------

Earnings for 1996 were $22.9 million or $2.56 per share, compared to $18.0 million or $2.21 per share for 1995. Earnings per share for 1996 included $.19 related to a one-time gain from proceeds received related to the Cornerstone refinancing transactions. Earnings from ongoing operations were $2.37 per share, up 7.2% from $2.21 per share in 1995. The earnings increase was primarily due to slightly colder weather, propane acquisitions, improved natural gas returns and increased investment income.

Earnings per share in 1995 were $2.21 compared to $2.00 in 1994. The increase was primarily due to greater electric retail sales, modest gas rate relief, and increased contributions from nonregulated businesses, principally propane. Earnings for 1995 included propane operations since August 1995.

Dividends
---------

In November 1995, the Company's Board of Directors elected to increase annual dividends per share from $1.70 to $1.76. Subsequently, in November 1996, the Board approved an eight cent per share increase in annual dividends from $1.76 to $1.84. The Company's financial strength, operating performance, the success of its growth strategies and competitive changes in the industry will be factors considered by the Company's Board of Directors when evaluating future dividend payments.

-------------------------
Business Segment Summary
-------------------------
Year Ended                             Increase                  Increase
December 31        1996    1995       (Decrease)      1994      (Decrease)
(thousands of dollars)
                 -------- -------  ---------------  --------   ------------
REVENUES
   Propane       $175,102 $38,883  $136,219 350.3%      -    $38,883    -
   Electric        73,417  74,857    (1,440) (1.9%) $73,077    1,780   2.4%
   Natural Gas     72,269  64,483     7,786  12.1%   62,141    2,342   3.8%
   Manufacturing   23,221  26,747    (3,526)(13.2%)  22,047    4,700  21.3%
OPERATING INCOME
   Propane       $ 18,947 $ 5,604  $ 13,343 238.1%      -    $ 5,604    -
   Electric        24,475  26,003    (1,528) (5.9%) $25,662      341   1.3%
   Natural Gas      5,684   3,862     1,822  47.2%    2,540    1,322  52.0%
   Manufacturing    1,312   2,628    (1,316)(50.1%)   2,334      294  12.6%
OPERATING DATA
   Propane sales-
   (000 gallons)  160,005  37,805   122,200 323.2%      -     37,805    -
   Electric sales-retail
   (000 mwh)        1,083   1,071        12   1.1%    1,019       52   5.1%
   Natural Gas throughput
   (000 mmbtu)     16,321  15,204     1,117   7.3%   14,750      454   3.1%

---------------------
Results of Operations
---------------------

PROPANE

(graph of information in following table)


                        Revenue Growth (000's)

                Propane    Electric     Natural Gas    Manufacturing
                --------   ---------    -----------    -------------
     1994         -         73,077        62,141           22,047
     1995       38,883      74,858        64,483           26,747
     1996      175,102      73,417        72,269           23,221


(end of graph)

Propane operations include revenues from Cornerstone since December 18, 1996, Empire Energy Corporation since October 7, 1996, and Synergy Group Incorporated for all of 1996. Weather throughout Synergy's propane service area was about 5% colder than normal while weather throughout Empire
Energy's area was about 3% colder than normal since acquisition.   Because
of the heavy use of propane for heating, propane sales are extremely weather sensitive. The majority of propane revenues occur in the first and fourth quarters when propane is heavily sold for residential and commercial heating.

Operating revenue from propane sales increased in 1996 to $175.1 from $38.9 million in 1995. Operating income increased in 1996 to $18.9 million from $5.6 million in 1995. The large increases in sales and operating income are primarily due to a full year of operations for Synergy which was acquired in August 1995, the acquisition of Empire Energy in October 1996 and the formation of Cornerstone in December 1996. The increases are also partly due to slightly colder than normal weather in the Company's propane market areas.

In accordance with the Company's plans, substantial changes are being made in the management and operation of the acquired propane businesses in order to achieve improvement in the results of operations. Among the cost efficiency measures being put into place to reduce operating, selling and administrative expenses is the consolidation of corporate functions of all the acquired propane businesses.

ELECTRIC

(graph of information in following table)

            Electric Retail Sales
                   (000 kwh)
          -------------------------------
          1994      1,018,509
          1995      1,071,328
          1996      1,082,704

(end of graph)

In 1996, retail electric mwh sales grew by 1% even though weather during the summer was approximately 20% cooler than the previous year. Electric revenues decreased slightly due to a decline in wholesale sales. Operating income decreased due to the slight decrease in revenues combined with increases in growth-related costs in expanded energy services, marketing functions and property taxes. Property taxes increased significantly in 1996 due primarily to changes in South Dakota's tax regulations.

1995 vs. 1994. In 1995, revenue increases were related to a 5.1% increase in retail kwh sales over 1994. In 1995, the Company set a new record for peak electric demand during the summer exceeding the previous peak record
set in 1991 by 8%.   The increase in electric operating income reflects the
higher retail sales, offset by slightly higher operating expenses. Maintenance expense declined slightly while depreciation and property taxes reflect the increase in depreciable plant.

NATURAL GAS

(graph of information in following table)


               Gas Throughput
                 000 mmbtu
          ----------------------------
          1994      14,750
          1995      15,204
          1996      16,321

(end of graph)

One of the predominant factors affecting the Company's natural gas operations is weather patterns during the winter heating season. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends upon weather conditions. In 1996, the increase in natural gas revenues over 1995 reflects the effects of cooler weather, higher market prices for natural gas supply which are passed on to customers through the purchased gas adjustment mechanism and a slight increase in customers.

The increase in gas operating income reflects a 7.3% increase in throughput, offset by slightly higher operating expenses. The increase in other operating expenses was primarily due to growth-related costs in the expanded energy services and marketing functions. Maintenance expense decreased slightly while property taxes increased due to changes in South Dakota tax regulations.

1995 vs. 1994. Cooler weather patterns during the heating season resulted in a 3.8% increase in gas revenues. Natural gas revenues include an overall rate increase in South Dakota implemented on November 15, 1994, and an overall increase in Nebraska effective April 1, 1995. The increase in operating income was related to a 3.1% increase in throughput and effects of rate increases, offset by slightly higher operating expenses. Maintenance expense declined slightly while depreciation and property taxes reflect the increase in depreciable plant.

MANUFACTURING

Manufacturing revenues and operating income are related to the Company's ownership interest in Lucht Inc., a company that manufactures photographic processing and imaging equipment used by high-volume photo processing laboratories. Operating income in 1996 decreased when compared to 1995 due to decreased sales resulting from manufacturing delays in product development. Operating income in 1995 increased by 12.6% over 1994 due to acquisitions and an increase in sales of existing product lines.

OTHER INCOME STATEMENT ITEMS

Other income increased in 1996 over 1995 primarily due to a one-time gain realized by the Company related to the Cornerstone transaction. The gain is attributed to various prepayment and redemption premiums realized when propane assets and liabilities were contributed to Cornerstone. Other income also includes the gain on the sale of a portion of a common stock investment.

-------------------------------
Liquidity and Capital Resources
-------------------------------

During 1996, cash flow from operations, net of dividends paid, together with proceeds from the Cornerstone equity and debt offerings and other external financing activities, provided the funds for propane and other acquisition activities, construction expenditures and other requirements.

Operating Activities
--------------------

(graph of information in following table)


               Cash Flows From
              Operating Activities
          -------------------------
          1994      26,268,921
          1995      35,366,960
          1996      60,903,017

(end of graph)


Cash flow from operating activities in 1996 increased 66% from 1995 primarily due to propane acquisitions and growth in the Company's earnings. Liquidity is also provided from the availability of substantial cash and investment balances. Cash equivalents and marketable securities totaled $179.9 million, $44.7 million and $39.2 million at December 31, 1996, 1995 and 1994.

Investment Activities -  Financing Activities
---------------------------------------------

The Company's principal investments and capital requirements in 1996 were related to the acquisition of retail propane distributors Empire Energy Corporation and CGI Holdings, Inc. which were refinanced by the Cornerstone equity and debt offerings. The Cornerstone partnership sold 9.8 million common units to the public with net proceeds of approximately $192 million and also issued, in conjunction with the partnership public offering, $220 million of nonrecourse 7.53% series senior mortgage notes maturing in 2010 with eight equal annual installments beginning in the year 2003.

Working capital and other financial resources are also provided by unused lines of credit which are generally used to support commercial paper borrowings, a primary source of short-term financing. At December 31, 1996, the Company had no outstanding borrowings under its lines of credit or commercial paper borrowings. Unused short-term lines of credit totaled $24 million at December 31, 1996. In addition, the Company's nonregulated businesses maintain credit agreements with various banks for revolving and term loans.

The Company will continue to review the economics of retiring or refunding long-term debt and preferred stock to minimize long-term financing costs. The Company's financial coverages are at levels in excess of those required for the issuance of additional debt and preferred stock.

--------------------
Capital Requirements
--------------------

The Company's primary capital requirements include the funding of its energy business construction and expansion programs, the funding of debt and preferred stock retirements, sinking fund requirements and the funding of its corporate development and investment activities.

The emphasis of the Company's construction activities is to undertake those projects that most efficiently serve the expanding needs of its customer base, enhance energy delivery and reliability capabilities through system replacement and provide for the reliability of energy supply. Capital expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variations in sales, environmental requirements, investment opportunities and other ongoing considerations.

Expenditures for construction activities for 1996, 1995 and 1994 were $35.2 million, $29.6 million and $22.7 million. Construction expenditures during the last three years included expenditures related to an operations center expected to provide enhanced customer service capability, cost savings and operating efficiencies through consolidation of activities and the expansion of the Company's natural gas system in eastern South Dakota. In addition, 1996 and 1995 included $9.8 million and $4.7 million of capital expenditures related to propane operations. Total expenditures for 1997, excluding propane operations, are estimated to be $14.5 million. The majority of the projected expenditures will be spent on enhancements of the electric and gas distribution systems. Estimated electric and natural gas related construction expenditures for the years 1997 through 2001 are expected to be $69.1 million. Nonregulated maintenance capital expenditures for 1997 are estimated to be $4.8 million. Estimated nonregulated maintenance capital expenditures for the years 1997 through 2001 are expected to be $18.8 million. Capital requirements for the mandatory retirement of long-term debt and mandatory preferred stock sinking fund redemption totaled $400,000, $600,000, and $600,000 for the years ended 1996, 1995 and 1994, respectively. It is expected that such mandatory retirements will be $1.2 million in 1997, $21.5 million in 1998, $14.0 million in 1999, $6.5 million in 2000 and $6.5 million in 2001. The Company anticipates that future capital requirements will be met by existing investments and marketable securities, internally generated cash flows and available external financing.

-----------------------------
Competition and Business Risk
-----------------------------

The electric and natural gas industries continue to undergo numerous transformations, and the Company is operating in an increasingly competitive marketplace. The passage of the National Energy Policy Act of 1992 has accelerated competition in the electric business by promoting competition in the industry at the wholesale level. Competition in the Company's gas business was accelerated with the passage of the Federal Energy Regulatory Commission's (FERC) Order 636 which resulted in an unbundling of gas supply and services to customers, or separately-priced sale and transportation services.

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

The growing pace of competition in the energy industry has been a primary focus of management over the last few years. The Company's future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace. Business strategies focus on enhancing the Company's competitive position, on expanding energy sales and markets with new products and services for customers and increasing shareholder value. The Company has realigned all areas of the business to support energy services and marketing functions.
A new marketing plan, an expanded line of energy products and services, additional staff and new technologies are part of the Company's strategy for providing responsive and superior customer service.

To strengthen the Company's competitive position, new technologies were added that enable employees to better serve customers. The company is centralizing activities to improve efficiency and customer responsiveness, and business processes are being reengineered to apply best-practices methodologies. Long-term supply contracts have been renegotiated to lower customers' energy costs, and new alliances help reduce expenses and add innovative work approaches.

As described in Note 1 to the consolidated financial statements, the Company complies with the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation". SFAS 71 provides for the financial reporting requirements of the Company's regulated electric and natural gas operations which requires specific accounting treatment of certain costs and expenses that are related to the Company's regulated operations. Criteria that could give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts the Company's ability to establish prices to recover specific costs and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that its regulatory assets, including those related to generation, are probable of future recovery.

Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of Cornerstone rely heavily on propane as a heating fuel. Actual weather conditions can vary substantially from year to year, significantly affecting Cornerstone's financial performance. Furthermore, variations in weather in one or more regions in which Cornerstone operates can significantly affect the total volumes sold by Cornerstone and the margins realized on such sales and, consequently Cornerstone's results of operations.

The retail propane business is a margin-based business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, Cornerstone's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As it may not be possible immediately to pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce Cornerstone's gross profits.

Cornerstone's profitability is affected by the competition for customers among all participants in the retail propane business. Some of Cornerstone's competitors are larger or have greater financial resources than Cornerstone. Should a competitor attempt to increase market share by reducing prices, Cornerstone's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which are less costly for equivalent energy value.

Energy distribution growth will be increasingly important to the Company in the future. In addition to maintaining a strong competitive position in electric, natural gas and propane distribution businesses, the Company intends to seek new investments and acquisitions that have long-term growth potential. While such investments and acquisitions can involve increased risk in comparison to the Company's energy distribution businesses, they offer the potential for enhanced investment returns.

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

In meeting this responsibility, management maintains a system of internal accounting controls which is designed to provide reasonable assurance that the assets of the Company are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization and a program of internal auditing. The Board of Directors, through its Audit Committee which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The Audit committee meets regularly with management, the internal auditors and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants and the internal audit staff have unrestricted access to the Audit committee, without management's presence, to discuss auditing, internal accounting control and financial reporting matters.

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



Richard R. Hylland
Executive Vice President



                 Report of Independent Public Accountants


To the Stockholders and Board of Directors of Northwestern Public Service
Company:

We have audited the accompanying consolidated balance sheets of NORTHWESTERN PUBLIC SERVICE COMPANY (a Delaware corporation) AND
SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwestern Public Service Company and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
January 31, 1997

CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31

                                       1996           1995            1994
                                 --------------- --------------- --------------
Operating Activities:
   Net income                    $   26,053,800  $   19,305,569  $  15,440,208
   Items not affecting cash:
     Depreciation and amortization   19,414,065      14,633,154     12,438,501
     Deferred income taxes            5,830,313       2,540,385      1,509,619
     Investment tax credits            (561,278)       (563,311)      (564,801)
     Changes in current assets and
        liabilities, net of
        effects from acquisitions:
        Trade accounts receivable      (332,902)     (3,897,932)    (1,057,563)
        Inventories                  (4,374,494)       (327,160)    (1,447,191)
        Other current assets         (4,308,027)     (2,641,018)      (259,826)
        Accounts payable             15,712,431      (1,718,666)     2,699,294
        Accrued taxes                 4,621,014         937,553     (1,487,575)
        Accrued interest                 23,477       1,741,160        (30,991)
        Other current liabilities      (143,168)      3,328,632        421,690
     Other, net                      (1,032,214)      2,028,594     (1,392,444)
                                 --------------- --------------- --------------
   Cash flows from operating
     activities                      60,903,017      35,366,960     26,268,921
                                 --------------- --------------- --------------
Investment Activities:
   Property additions               (35,170,026)    (29,636,745)   (22,680,856)
   Purchase of noncurrent
     investments, net              (107,425,554)     (5,669,229)    (1,386,178)
   Purchase of net assets, net
     of cash acquired               (24,481,000)   (109,528,168)        -
   Purchase of working capital
     adjustments, net                    -          (10,607,114)        -
   Acquisition related costs         (2,040,000)     (5,405,328)        -
                                 --------------- --------------- --------------
      Cash flows for investment
        activities                 (169,116,580)   (160,846,584)   (24,067,034)
                                 --------------- --------------- --------------
Financing Activities:
   Dividends on common and
    preferred stock                 (16,346,762)    (14,463,389)   (12,940,868)
   Minority interest on preferred
    securities of subsidiary trust   (2,722,232)     (1,056,250)        -
   Issuance of long-term debt        21,653,811      86,599,820      1,100,000
   Repayment of long-term debt         (339,958)     (3,156,699)      (677,500)
   Issuance of preferred securities
    of subsidiary trust                  -           31,213,261         -
   Issuance of preferred stock           -            3,650,000         -
   Retirement of preferred stock        (10,000)        (30,000)       (30,000)
   Issuance of common stock              -           31,022,182         -
   Short term borrowings
    (repayments)                     35,500,000      (6,300,000)     9,800,000
                                 --------------- --------------- --------------
      Cash flows from (for)
       financing activities          37,734,859     127,478,925     (2,748,368)
                                 --------------- --------------- --------------

Cornerstone Propane Partners
  Formation Transactions:
   Acquisition of CGI Holdings,
    net of $2,568,000 of cash
    acquired                        (68,962,482)         -              -
   Issuance of Cornerstone Propane
    Partners common units           191,804,130          -              -
   Issuance of long-term debt       220,000,000          -              -
   Repayment of long-term debt
    and short-term borrowings      (229,570,969)         -              -
   Other fees and expenses          (10,553,650)         -              -
                                 --------------- --------------- --------------
      Cash flows from Cornerstone
       Propane Partners formation
       transactions                 102,717,029          -              -
                                 --------------- --------------- --------------
Increase (Decrease) in Cash and
   Cash Equivalents                  32,238,325       1,999,301       (546,481)
Cash and Cash Equivalents,
 beginning of year                    4,551,913       2,552,612      3,099,093
                                 --------------- --------------- --------------
Cash and Cash Equivalents,
 end of year                     $   36,790,238  $    4,551,913  $   2,552,612
                                 =============== =============== ==============
Supplemental Cash Flow Information:
   Cash paid during the year for:
      Income taxes               $    6,271,000  $    5,972,200  $   7,382,119
      Interest                   $   18,644,802  $    8,381,217  $   8,887,901
   Noncash transactions during the year for:
      Assumption of debt as part of
       acquisitions              $  149,516,144  $    2,344,603  $      -

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
Years Ended December 31

                                         1996          1995           1994
                                   -------------  -------------  -------------
Operating Revenues:
   Propane                         $ 175,102,363  $  38,883,031  $      -
   Electric                           73,416,994     74,857,501     73,077,431
   Natural Gas                        72,269,047     64,482,943     62,141,382
   Manufacturing                      23,220,737     26,746,847     22,047,241
                                   -------------  -------------  -------------
                                     344,009,141    204,970,322    157,266,054
                                   -------------  -------------  -------------
Operating Expenses:
   Propane gas sold                  101,359,989     18,527,061         -
   Fuel and purchased power           13,347,461     14,304,791     14,552,637
   Purchased natural gas sold         51,170,517     46,430,023     46,351,422
   Manufacturing cost of goods sold   14,547,866     17,162,626     13,996,217
   Other operating expenses           80,555,962     43,190,237     27,117,519
   Maintenance                         5,919,354      6,019,601      6,169,895
   Depreciation and amortization      19,414,065     14,633,154     12,438,501
   Property and other taxes            7,275,925      6,605,660      6,103,903
                                   -------------  -------------  -------------
                                     293,591,139    166,873,153    126,730,094
                                   -------------  -------------  -------------

Operating Income:
   Propane                            18,947,261      5,604,307         -
   Electric                           24,474,634     26,003,006     25,661,632
   Natural Gas                         5,683,585      3,861,608      2,540,091
   Manufacturing                       1,312,522      2,628,248      2,334,237
                                   -------------  -------------  -------------
                                      50,418,002     38,097,169     30,535,960

Interest Expense, net                (18,668,279)   (11,694,483)    (9,669,829)
Investment Income and Other            9,719,236      3,029,376      2,443,420
                                   -------------  -------------  -------------

Income Before Income Taxes            41,468,959     29,432,062     23,309,551

Income Taxes                         (15,415,159)   (10,126,493)    (7,869,343)
                                   -------------  -------------  -------------

Net Income                            26,053,800     19,305,569     15,440,208

Minority Interest on Preferred
  Securities of Subsidiary Trust      (2,722,232)    (1,056,250)        -

Dividends on Cumulative Preferred
 Stock                                  (468,945)      (258,939)      (119,888)
                                   -------------  -------------  -------------

Earnings on Common Stock              22,862,623     17,990,380     15,320,320

Retained Earnings, beginning of year  59,159,042     55,373,112     52,873,772
Dividends on Common Stock            (15,877,817)   (14,204,450)   (12,820,980)
                                   -------------  -------------  -------------
Retained Earnings, end of year     $  66,143,848  $  59,159,042  $  55,373,112
                                   =============  =============  =============
Average Shares Outstanding             8,920,122      8,130,581      7,677,232

Earnings Per Average Common Share  $        2.56  $        2.21  $        2.00
                                   =============  =============  =============
Dividends Declared Per Average
 Common Share                      $       1.780  $       1.746  $       1.670
                                   =============  =============  =============

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
December 31
                                                   1996        1995
                                            ----------------   ----------------
ASSETS
 Property:
    Electric                                $    350,419,398   $   336,961,117
    Natural Gas                                   80,905,454        73,546,150
    Propane                                      248,555,861        74,815,533
    Manufacturing                                  2,141,553         2,048,725
                                            ----------------   ----------------
                                                 682,022,266       487,371,525
    Less-Accumulated depreciation               (162,908,836)     (150,469,310)
                                            ----------------   ----------------
                                                 519,113,430       336,902,215
                                            ----------------   ----------------

 Current Assets:
    Cash and cash equivalents                     36,790,238         4,551,913
    Trade accounts receivable, net                89,258,503        28,190,389
    Inventories                                   43,826,307        21,645,758
    Deferred gas costs                             7,006,445         2,925,865
    Other                                         20,806,825        33,305,776
                                            ----------------   ----------------
                                                 197,688,318        90,619,701
                                            ----------------   ----------------

 Other Assets:
    Investments                                  159,332,695        51,907,141
    Deferred charges and other                    40,260,445        30,240,083
    Goodwill and other intangibles, net          197,320,839        49,052,343
                                            ----------------   ----------------
                                                 396,913,979       131,199,567
                                            ----------------   ----------------
                                            $  1,113,715,727   $   558,721,483
                                            ================   ================

CAPITALIZATION AND LIABILITIES
 Capitalization:
    Common stock equity                     $    163,805,137   $   152,678,191
    Nonredeemable cumulative preferred stock       2,600,000         2,600,000
    Redeemable cumulative preferred stock          1,150,000         1,160,000
    Company obligated mandatorily redeemable
      security of trust holding solely
      parent debentures                           32,500,000        32,500,000
    Long-term debt                               183,850,000       183,850,000
                                            ----------------   ----------------
                                                 383,905,137       372,788,191
    Preferred stock of subsidiary                  2,500,000         2,500,000
    Minority interest in subsidiaries            186,713,663                 -
    Long-term debt of subsidiaries               240,562,549        28,990,224
                                            ----------------   ----------------
                                                 813,681,349       404,278,415
                                            ----------------   ----------------
 Commitments and Contingencies (Notes 8, 9, 10)


 Current Liabilities:
    Commercial Paper                                 -               3,500,000
    Long-term debt due within one year             1,244,220           570,000
    Accounts payable                              99,393,912        15,564,985
    Accrued taxes                                 11,834,153         7,689,592
    Accrued interest                               4,761,720         4,738,243
    Other                                         35,532,721        26,698,414
                                            ----------------   ----------------
                                                 152,766,726        58,761,234
                                            ----------------   ----------------

 Deferred Credits:
    Accumulated deferred income taxes             70,893,910        43,666,229
    Unamortized investment tax credits             9,460,241        10,021,519
    Other                                         66,913,501        41,994,086
                                            ----------------   ----------------
                                                 147,267,652        95,681,834
                                            ----------------   ----------------
                                            $  1,113,715,727   $   558,721,483
                                            ================   ================
 See Notes to Consolidated Financial Statements

                Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies -

Nature of Operations:
---------------------

     Northwestern Public Service Company is an investor-owned diversified energy distribution company with core operations engaged in the propane, electric and natural gas industries. The Company is engaged in the regulated utility business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas. The Company serves 55,600 electric customers in eastern South Dakota and 77,478 natural gas customers in eastern South Dakota and central Nebraska. To provide baseload electric power, the Company jointly owns three coal-fired generating plants with other utilities. Through the acquisitions of Synergy Group Incorporated (Synergy) and Myers Propane Gas Company (Myers) in 1995 and Empire Energy Corporation (Energy) in 1996, the Company engaged in retail propane distribution business located throughout the United States. On December 17, 1996, a wholly owned subsidiary acquired CGI Holdings, Inc., (Coast) and combined the propane distribution businesses of Coast, Energy, Myers and Synergy (the Partnership Formation) into Cornerstone Propane, L.P., (the Operating Partnership), a Delaware limited partnership and a subsidiary of Cornerstone Propane Partners, L.P. (Cornerstone), a Delaware limited partnership, formed to acquire and operate these propane businesses and assets. Cornerstone and the Operating Partnership are collectively referred to herein as the Partnership. On December 17, 1996, as part of an initial public offering (IPO), Cornerstone sold a total of 9,821,000 common units (Common Units) representing limited partner interests. The Company through its majority owned subsidiaries retained an effective 2% general partner interest and a 39% limited partnership interest in the Partnership. A wholly owned subsidiary of the Company serves as the general partner (General Partner) of the Partnership and manages and operates the Partnership's business. (For a detailed description of the Partnership Formation and related transactions, see Note
2). The Company's manufacturing operations are comprised of Lucht Inc., a wholly owned subsidiary that develops, manufactures and markets multi-image photographic printers and other related equipment.

Basis of Consolidation:
-----------------------

     The accompanying consolidated financial statements include the accounts of Northwestern Public Service Company and all wholly and majority owned subsidiaries, including the Partnership. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The Company's regulated businesses are subject to various state and federal agency regulation. The public unitholders' interest in Cornerstone's net assets subsequent to the Partnership Formation is reflected as a minority interest in the consolidated balance sheets. For purposes of determining the minority interest in Cornerstone, all 9,821,000 Common Units held by the public are considered to be outstanding as of December 31, 1996.

Use of Estimates:
-----------------

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

Revenue Recognition and Gas Costs:
----------------------------------

     Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers. Manufacturing revenue is recognized as equipment is shipped or delivered to customers.

     The commodity cost portion of natural gas purchased from wholesale suppliers but not yet billed to customers is charged to deferred gas costs. This account is subsequently credited in future periods as customers are billed for natural gas used in prior periods. This method has the approximate effect of matching costs with revenues in any financial reporting period. The demand cost portion of natural gas costs, which is comprised of numerous components, is expensed as incurred. The Company and its subsidiaries have propane and natural gas supply agreements with various suppliers for the purchase of these products in the normal course of their operations

Allowance for Funds Used During Construction:
---------------------------------------------

     The allowance for funds used during construction includes the costs of equity and borrowed funds used to finance construction which are capitalized in accordance with rules prescribed by the Federal Energy Regulatory Commission (FERC). In 1996, 1995 and 1994, allowance for equity funds was $95,000, $134,000 and $17,000. Allowance for borrowed funds for 1996, 1995 and 1994 was $83,000, $362,000 and $39,000.

Cash Equivalents:
-----------------

     The Company generally considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Depreciation and Maintenance:
-----------------------------

     Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciation provisions, as a percentage of the average balance of depreciable property, were 4.20% in 1996, 3.61% in 1995 and 3.39% in 1994. The percentages for 1996 and 1995 include propane related depreciation provision and depreciable property whose estimated useful lives principally range from 5 to 40 years.

     Depreciation rates include a provision for the Company's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other deferred credits.

     The costs of maintenance, repairs and replacements of minor property items are charged to maintenance expense accounts. Costs of renewals and betterments of electric and natural gas property units are charged to property accounts. The costs of units of electric and natural gas property removed from service, net of removal costs and salvage, are charged to accumulated depreciation. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas property.

Goodwill and Other Intangibles:
-------------------------------

     The excess of the cost of businesses acquired over the fair market value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill which is being amortized on a straight-line basis over 40 years. Other intangibles, consisting principally of costs of covenants not to compete, are being amortized over the estimated periods benefited which do not exceed 10 years. Goodwill and other intangibles are reflected net of accumulated amortization at December 31, 1996 and 1995, of $1,199,000 and $1,188,000.

     It is the Company's policy to review property, goodwill, and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount is not recoverable, it is the Company's policy to reduce the carrying amount of these assets to fair value.

Investments and Fair Value of Financial Instruments:
----------------------------------------------------

     The Company's investments consist primarily of short maturity fixed income securities and corporate preferred and common stocks. In addition, the Company has investments in privately held entities and ventures, safe harbor leases and various money market and tax exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.

     The Company's securities are classified under the provisions of SFAS
115. As of December 31, 1996, the fair value, cost and the gross unrealized gain of the Company's available for sale investments were $31,742,000, $31,740,000 and $2,000 for preferred stock investments and $16,264,000, $1,118,000 and $15,146,000 for marketable securities. As of
December 31, 1995, the fair value, cost and the gross unrealized gain of the Company's available for sale investments were $37,746,000, $37,592,000 and $154,000 for preferred stock investments and $9,892,000, $1,271,000 and $8,621,000 for marketable equity securities. The unrealized gain, net of tax, at December 31, 1996 and 1995, was $9,846,000 and $5,704,000,
respectively. Held to maturity securities are reported at cost, which approximated fair value and at December 31, 1996 and 1995 was $111,327,000 and $4,269,000.

     The Company uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1996 and 1995.

     Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

Income Taxes:
-------------

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

Regulatory Assets and Liabilities
---------------------------------

     The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulations". Regulatory assets represent probable future revenue to the Company associated with certain costs which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

     If all or a separable portion of the Company's operations becomes no longer subject to the provisions of SFAS 71, an evaluation of future recovery from related regulatory assets and liabilities would be necessary. In addition, the Company would determine any impairment to the carrying costs of deregulated plant and inventory assets.

Reclassifications:
------------------

     Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation. Such reclassifications had no impact on net income or common stock equity as previously reported.

(2)  Master Limited Partnership Offering and Business Acquisitions -

Master Limited Partnership Offering:
------------------------------------

     On December 17, 1996, a wholly owned subsidiary of Northwestern Growth Corporation acquired Coast. Immediately after the acquisition the Company combined the propane distribution businesses of Coast, Energy, Myers and Synergy into Cornerstone. As part of an IPO on the same date, Cornerstone sold a total of 9,821,000 Common Units at a price to the public of $21 a unit. Cornerstone's capital consists of 9,821,000 Common Units, 6,597,619 subordinated units (Subordinated Units) representing limited partner interests and a 1% general partner interest. The Company's majority owned subsidiaries own all 6,597,619 Subordinated Units and an aggregate 2% general partner interest in the Partnership, or a combined 41.4% effective interest in the Partnership.

     The net proceeds of $191.8 million from the sale of 9,821,000 Common Units of Cornerstone and the net proceeds from the issuance of $220 million face value of Cornerstone Senior Notes were used to repay term and revolving debt of Coast, Energy and Synergy, including accrued interest and any prepayment premiums which were assumed by the Partnership. In addition, the preferred stock of Synergy was redeemed at a premium. As a result of these repayments, the Company recorded a one-time after tax gain of $.19 per share from the prepayment of the term debt and redemption of preferred stock investment in Synergy.

     The Partnership makes distributions to its partners with respect to each fiscal quarter of the Partnership in an aggregate amount equal to its Available Cash for such quarter. Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter plus all additional cash on hand as of the date of determination resulting from borrowings subsequent to the end of such quarter, less the amount of cash reserves established by the General Partner in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of the Partnership's business, for the payment of debt principal and interest and for distributions during the next four quarters.

     Distributions by the Partnership, in an amount equal to 100% of its Available Cash, will generally be made 98% to the Common and Subordinated unitholders and 2% to the General Partners. Distributions are subject to the payment of incentive distributions in the event Available Cash exceeds the Quarterly Distribution of $.594 on all units. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages, prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period (as defined below), and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     The Subordination Period will generally extend until the first day of any quarter beginning on or after December 31, 2001, in respect of which
(a) distributions of Available Cash from operating surplus equal or exceed the Minimum Quarterly Distribution on each of the outstanding Common and Subordinated units for each of the three consecutive four-quarter periods immediately preceding such date, (b) the adjusted operating surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equals or exceeds the Minimum Quarterly Distribution on each of the Common and Subordinated units and the related distribution on the general partner interests in the Partnership during such periods and (c) there are no outstanding Common Unit arrearages.

     In addition, 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 1999, and an additional 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 2000, if (a) distributions of Available Cash from operating surplus on each of the outstanding Common and Subordinated units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date, (b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated units outstanding during that period and (c) there are no arrearages on the Common Units.

     The Partnership will make distributions of its Available Cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates.

Business Acquisitions:
----------------------

     On August 15, 1995, the Company completed the acquisition of Synergy, a retail distributor of propane. Synergy maintained 152 retail branches serving approximately 200,000 customers in 23 states, primarily in suburban and rural areas of the eastern and south-central regions of the United States. In conjunction with the acquisition, the Company sold certain retail property outlets to Energy, which was later acquired in October 1996.

     The Synergy transaction represented an initial cash investment by the Company of approximately $137.5 million, but after the sale of certain retail property outlets, the total net cash acquisition investment by the Company was $105.6 million. The Company made debt and preferred stock investments in SYN Inc., the entity created to acquire Synergy. Northwestern Growth Corporation, one of the Company's wholly owned subsidiaries, owned control of SYN Inc. common stock. The acquisition was accounted for under the purchase method of accounting. The total net purchase price was comprised of consideration paid of $105.6 million cash, issuance of $1.25 million in long-term debt and the assumption of certain liabilities and other long-term debt. The cost in excess of the fair value of the net tangible and intangible assets acquired and the costs related to arranging the debt financing for the acquisition of $31.7 million have been recorded as intangible assets and are being amortized on a straight-line method over 40 years. The allocation of the purchase price to the acquired assets and liabilities of Synergy was based on fair value of the related assets and liabilities. The Company has asserted claims under the acquisition agreement for post-closing adjustments related to the acquisition of Synergy. If these claims are successful, an adjustment in the consideration paid for the acquisition could result.

     The Company's investments in SYN Inc. were funded primarily by financings undertaken in 1995. During the third quarter of 1995, the Company issued $60 million of 7.10% general mortgage bonds due August 1, 2005, 1.3 million shares of 8 1/8% preferred securities of subsidiary trust and 1.2 million shares of common stock.

     On December 7, 1995, the Company acquired majority control of Myers through the issuance of 42,890 shares of common stock and 11,500 shares of 6 1/2% redeemable cumulative preferred stock. Myers is a retail distributor of propane serving approximately 4,500 customers in and around Sandusky, Ohio. The total purchase price of $4.8 million was comprised of the securities issued by the Company seller financing. The acquisition was accounted for under the purchase method of accounting. The cost in excess of fair value of the net assets acquired of $1.9 million has been classified as goodwill and is being amortized on a straight-line method over 40 years.

     On October 7, 1996, the Company completed the acquisition of Energy, a retail distributor of propane. Energy maintained 168 retail branches serving approximately 130,000 customers in 10 states, primarily in southeast and midwest regions of the United States. The total purchase price of $120 million was comprised of cash, assumption of certain liabilities including long-term debt of $94 million, and transaction
related costs.   The cost in excess of the fair value of the net tangible
assets acquired has been classified as goodwill and is being amortized on a straight-line method over 40 years. The allocation of the purchase price to the acquired assets and liabilities of Energy was based on fair value of the related assets and liabilities.

     Had the acquisitions of Coast, Energy, Myers, and Synergy and the Partnership Formation occurred on January 1, 1995, combined unaudited pro forma results for the years ended December 31, 1996 and 1995, as prescribed under Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations", would have been: Revenues $770,031,000 and $620,887,000, net income $18,771,000 and $16,437,000 and earnings per share $2.10 and $1.84. The pro forma disclosures required under APB 16 are not indicative of past or future operating results. Since the acquisitions and Partnership Formation, the Company has implemented significant cost reduction measures principally related to elimination of certain employee positions, corporate administrative expenses and other specifically identified operating expenses that have not been reflected in the pro forma information under the provisions of APB 16.

(3)  Short-Term Borrowings -

     The Company may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit. The Company's aggregate lines of credit available are $24 million at December 31, 1996. The Company pays an annual fee equivalent to 1/4% of the unused lines. There were no line of credit borrowings outstanding at December 31, 1996 and 1995. At December 31, 1996, the Company had no outstanding commercial paper borrowings. At December 31, 1995, the Company had outstanding $3.5 million of commercial paper.

(4)  Long-Term Debt -

     Substantially all of the Company's electric and gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture. The following table summarizes the Company's general mortgage bonds and pollution control obligations at December 31 (in thousands):

              Series                Due       1996      1995
       -----------------------    --------  --------  --------
       General mortgage bonds -
          8.824%                    1998    $ 15,000  $ 15,000
          8.9%                      1999       7,500     7,500
          6.99%                     2002      25,000    25,000
          7.10%                     2005      60,000    60,000
          7%                        2023      55,000    55,000
       Pollution control obligations -
          5.85%, Mercer Co., ND     2023       7,550     7,550
          5.90%, Salix, IA          2023       4,000     4,000
          5.90%, Grant Co., SD      2023       9,800     9,800
                                            --------  --------
                                            $183,850  $183,850
                                            ========  ========

     In conjunction with the Partnership Formation in December 1996, the Partnership issued $220 million in First Mortgage Notes (Notes). These Notes are collateralized by substantially all of the assets of the Partnership and ranks pari passu with the Bank Credit Facility. The Notes bear interest at a fixed rate of 7.53% payable semi-annually and mature in the year 2010 with eight equal annual installments beginning in the year 2003. The Partnership may, at its options and under certain circumstances following the disposition of assets be required to offer to prepay the Notes, in whole or in part. The Note agreement contains restrictive covenants applicable to the Partnership, including (a) restrictions on the incurrence of additional indebtedness, (b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and (c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. Generally, as long as no default exists or would result, the Partnership is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

     The Partnership also entered into a Bank Credit Facility in December 1996 with a group of commercial banks. The Bank Credit Facility consists of a $50 million Working Capital Credit Facility and a $75 million Acquisition Facility to finance propane business acquisitions. There were $10,445,000 of borrowings outstanding under Working Capital Facility at December 31, 1996. There were no outstanding borrowings on the Acquisition Facility at December 31, 1996. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate, plus a variable margin for either rate which depends upon the Partnership's ratio of consolidated debt to consolidated cash flow. The Bank Credit Facility matures in December 1999. The Bank Credit Facility is collateralized by substantially all the assets of the Partnership and ranks pari passu with the First Mortgage Notes. The Bank Credit Facility contains restrictive covenants applicable to the Partnership, including (a) restrictions on the incurrence of additional indebtedness, (b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and (c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. They also require that the Partnership maintain a ratio of total funded indebtedness to consolidated cash flow, as defined. Generally, as long as no default exists or would result, the Partnership is permitted to make cash quarterly distributions in an amount not to exceed Available Cash, as defined.

     Lucht Inc. has a credit agreement with a bank whereby it may borrow up to $8 million in revolving and term loans. Balances of $3,290,000 and $4,802,500 were outstanding under the revolving and term loan as of December 31, 1996 and 1995, at a weighted average interest rate of 8%. Borrowings under the agreement are collateralized by all receivables, inventories, property and other assets of Lucht, and are nonrecourse to the Company.

     SYN Inc. had a credit agreement with a bank whereby it could borrow up to $30 million in revolving loans. The facility was repaid in conjunction with the Partnership Formation. A balance of $21,342,320 was outstanding under the facility as of December 31, 1995.

     The balance of other nonrecourse debt is comprised of the remaining debt assumed and issued from Coast, Energy, Myers and Synergy acquisitions of $8,072,000 and $3,415,000 at December 31, 1996 and 1995.

     Annual scheduled consolidated retirements of long-term debt during the next five years are $1,244,000 in 1997, $21,500,000 in 1998, $14,000,000 in
1999, $6,500,000 in 2000 and $6,500,000 in 2001.

(5)  Capital Stock Transactions and Retained Earnings Availability -

    As part of financing the Synergy acquisition, the Company issued 1.2 million shares of common stock. The Company also issued 1.3 million shares of 8 1/8% preferred securities of subsidiary trust which mature in September 2025. In financing the Myers acquisition, the Company issued 42,890 shares of common stock and 11,500 shares of redeemable cumulative preferred stock. Preferred stock transactions for the three years ended December 31, 1996, have also included redemptions to satisfy mandatory sinking fund requirements. The following table summarizes the capital stock transactions that occurred during the year: (in thousands)

                        Preferred     Common        Additional
                          Stock       Stock      Paid in Capital
                        ---------   ---------    ---------------
   Balance 12-31-95     $ 6,260      $31,220         $56,595
    Mandatory sinking fund
      redemption            (10)         -               -
                        ---------   ---------    ---------------
   Balance 12-31-96      $ 6,250     $31,220         $56,595
                        =========   =========    ===============


The preferred stock of subsidiary is redeemable at the option of the Company. There were 2,500 shares of preferred stock outstanding at December 31, 1996 and 1995. The preferred stock was redeemed in January 1997.

In December 1996, the Company's Board of Directors declared, pursuant to a stockholders' rights plan, a dividend distribution of one Right on each outstanding share of the Company's common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $100 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons (Acquiring Person) either acquires ownership of 15% or more of the Company's common stock or commences a tender or exchange offer than would result in ownership of 15% or more. In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.01 per Right, at the Company's option at any time until any Acquiring Person has acquired 15% or more of the Company's common stock.

(6)  Common and Preferred Stock Equity -

The following table summarizes the Company's common and preferred stock equity at December 31 (dollars in thousands, except par value):

                                           1996          1995
                                       ----------     ---------
       Common Stock Equity:
        Common stock, $3.50 par value,
         20,000,000 share authorized;
          8,920,122 shares outstanding   $ 31,220     $ 31,220
        Additional paid-in capital         56,595       56,595
        Retained earnings                  66,144       59,159
        Unrealized gain on
          investments, net                  9,846        5,704
                                         --------     --------
                                         $163,805     $152,678
                                         ========     ========
       Cumulative Preferred Stock:
        $100 par value, 1,000,000 shares
         authorized; 37,600 shares outstanding
         Nonredeemable-4 1/2% Series       $2,600       $2,600
        Redeemable-
         5 1/4% Series                        -             10
         6 1/2% Series                      1,150        1,150
                                         --------     --------
                                           $3,750       $3,760
                                         ========     ========

(7)  Income Taxes -

     Income tax expense is comprised of the following (in thousands):

                                    1996      1995      1994
                                  --------  --------  --------
      Federal income -
        Current tax expense       $ 9,174    $7,849    $6,522
        Deferred tax
         expense                    5,830     2,540     1,509
        Investment tax credit        (561)     (563)     (565)
      State income                    972       300       403
                                  --------  --------  --------
                                  $15,415   $10,126    $7,869
                                  ========  ========  ========

       The following table reconciles the Company's effective income tax rate to the federal statutory rate:
                                    1996      1995      1994
                                  --------  --------  --------
       Federal statutory rate        35%       35%       35%
         State income, net of
          federal benefit             2         -         -
         Amortization of
          investment tax credit      (1)       (2)       (2)
         Dividends received
          deduction                  (1)       (5)       (3)
          Other, net                  2         6         4
                                  --------  --------  --------
                                     37%       34%       34%
                                   ========  ========  ========

     The components of the net deferred federal income tax liability recognized in the Company's Consolidated Balance Sheet are related to the following temporary differences at December 31 (in thousands):

                                           1996          1995
                                        ----------         ---------
       Excess tax depreciation           $(77,032)         $(26,252)
       Safe harbor leases                 (5,630)       (7,060)
       Property basis and life differences(6,480)       (7,526)
       Asset sales                        (3,967)      (4,366)
       Regulatory assets                  (3,489)      (4,052)
       Regulatory liabilities               4,189       4,189
       Unbilled revenue                     3,596       3,857
       Unamortized investment tax credit   3,491        3,491
       Unrealized gain on investments      (5,302)         (3,071)
       Other, net                         19,730       (2,876)
                                       -----------         ----------
                                         $(70,894)       $(43,666)
                                       ===========         ==========

(8)  Jointly Owned Plants -

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

     The Company has long-term coal contracts for delivery of lignite coal to Coyote I and sub-bituminous coal to Neal #4. The lignite coal contract for Big Stone expired inmid-1995, and the plant owners have negotiated and secured a contract for minimum annual purchases of 1.2 million tons of Montana sub-bituminous coal for the period of mid-1995 through 1999. The lignite contract for Coyote I is a total requirements contract with a minimum obligation of 30,000 tons per week except during scheduled or forced outages. Neal #4 has a contract for delivery of sub-bituminous coal with an annual minimum purchase requirement of 1.8 million tons. Information relating to the Company's ownership interest in these facilities at December 31, 1996, is as follows (dollars in thousands):

                                  Big Stone      Neal #4   Coyote I
                                  ---------      -------   --------
       Utility plant in service   $44,658        $34,986   $45,687
       Accumulated depreciation   $25,243        $16,970   $19,295
       Construction work in
         progress                 $ 4,171        $   461   $   327
       Total plant capacity - mw      449            624       427
       Company's share               23.4%           8.7%     10.0%
       In-service date               1975           1979      1981
       Coal contract
         expiration date             1999           1998      2016

(9)  Employee Retirement Benefits -

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

     The components of net periodic pension cost for the years ended December 31, 1996, 1995 and 1994 were as follows (in thousands):

                                    1996      1995      1994
                                  --------  --------  --------

       Service cost               $  958    $   755   $  948
       Interest cost on projected
           benefit obligation      3,506      3,144    3,176
       Actual return on assets    (5,745)   (10,082)     586
       Net amortization
         and deferral              1,608      6,475   (4,391)
                                  --------  --------  --------
       Net periodic pension cost  $  327    $   292   $  319
                                  ========  ========  ========

     The following table reflects the funded status of the Company's pension plan as of December 31, 1996, 1995 and 1994 (in thousands):

                                    1996      1995      1994
                                  --------  --------  --------
       Actuarial present value of:
          Accumulated benefit obligation -
             Vested               $43,950   $39,946   $34,436
             Nonvested              1,577     1,417     1,197
                                  --------  --------  --------
                                   45,527    41,363    35,633
       Provision for future
         pay increases              4,531     5,488     3,993
                                  --------  --------  --------
       Projected benefit
         obligation                50,058    46,851    39,626
       Plan assets at fair value   56,507    52,762    44,501
                                  --------  --------  --------
       Projected benefit obligation
          less than plan assets    (6,449)   (5,911)   (4,875)
       Unrecognized transition
         obligation                (1,392)   (1,547)   (1,702)
       Unrecognized net gain        4,821     5,381     5,365
                                  --------  --------  --------
       Prepaid pension cost       $(3,020)  $(2,077)  $(1,212)
                                  ========  ========  ========

     The assumptions used in calculating the projected benefit obligation for 1996, 1995 and 1994 were as follows:
                                    1996      1995      1994
                                  --------  --------  --------
       Discount rate                7.25%     7.75%     8.50%
       Expected rate of return
         on assets                  8.50%     8.50%     8.50%
       Long-term rate of increase
          in compensation levels       3%        3%        4%

     The Company provides an employee savings plan which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, any employee may elect to direct up to twelve percent of their gross compensation be contributed to the plan. The Company contributes 50 cents for every one dollar contributed by the employee, up to a maximum Company contribution of three percent of the employee's gross compensation. Costs incurred under the plan were $594,000, $479,000, and $468,000 in 1996, 1995 and 1994. The
Company also provides an Employee Stock Ownership Plan (ESOP) for full-time employees. The ESOP is funded primarily with federal income tax savings which arise from tax laws applicable to such employee benefit plans. Certain Company contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of employees during the particular year for which allocation is made. Costs incurred under the plan were $849,000, $810,000 and $705,000 in 1996, 1995 and 1994.

     The Company also has various supplemental retirement plans for outside directors and selected management employees. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement, or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Company provides life insurance benefits to beneficiaries of all eligible employees who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Company has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $1,291,000, $648,000 and $552,000 in 1996, 1995 and 1994.

     Cornerstone provides employee savings plans which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plans, any employee may elect to direct a percentage of their gross compensation be contributed to the plans. Cornerstone at its discretion may match a portion of the employee contribution and may also make a profit sharing contribution.

(10) Environmental Matters -

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

(11) Cumulative Preferred Stock and Preference Stock -

     The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10 year redemption option exercisable by the Company. In any event, redemption will occur at par value. The cumulative preferred stock, 4 1/2% Series, may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share, plus accrued dividends.

     In the event of involuntary dissolution, all Company preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common stockholders.

     The Company is also authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

(12) Segments of Business -

     The four primary segments of the Company's business are its electric, natural gas distribution, propane and manufacturing operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31 (in thousands):

                                    1996      1995      1994
                                  --------  --------  --------
       Depreciation and
       Amortization Expense:
           Electric               $ 10,620  $ 10,503  $ 10,115
           Natural Gas               2,492     2,185     1,996
           Propane                   5,730     1,562       -
           Manufacturing               572       383       328
                                  --------  --------  --------
                                  $ 19,414  $ 14,633  $ 12,439
                                  --------  --------  --------
       Capital Expenditures:
           Electric               $ 19,598  $ 17,868  $ 16,023
           Natural Gas               8,172     6,521     6,425
           Propane                   7,349     4,726       -
           Manufacturing                51       522       233
                                  --------  --------  --------
                                  $ 35,170  $ 29,637  $ 22,681
                                  --------  --------  --------
       Assets:
           Identifiable -
               Electric           $223,262  $218,006  $210,872
               Natural Gas          66,213    59,384    52,008
               Propane             611,707   173,665       -
               Manufacturing        14,946    16,409    13,843
           Corporate assets        197,588    91,257    82,343
                                  --------  --------  --------
                                $1,113,716  $558,721  $359,066
                               -----------  --------  --------


     Identifiable assets include all assets that are used directly in each business segment. Corporate assets consist of assets not directly assignable to a business segment, i.e., cash, investments, certain accounts receivable, prepayments and other miscellaneous current and deferred assets.

(13) Quarterly Financial Data (unaudited) -

                                 First    Second     Third     Fourth
                                -------   -------   -------   --------
                                 (thousands except per share amounts)
  1996:     Operating revenues  $97,219   $56,681   $49,705   $140,404
            Operating income     23,813     6,436     4,652     15,517
            Net income           13,309     3,353     1,301      8,091
            Average shares        8,920     8,920     8,920      8,920
            Earnings per average
              common share      $  1.40   $   .29   $   .06   $    .81
                                -------   -------   -------   --------

  1995:     Operating revenues  $50,754   $40,107   $45,548   $ 68,561
            Operating income     12,929     6,679     6,908     11,581
            Net income            7,103     3,049     3,140      6,014
            Average shares        7,677     7,677     8,277      8,889
            Earnings per average
                 common share   $   .92   $   .39   $   .32   $    .59
                                =======   =======   =======   ========

  The 1995 quarterly earnings per average common share do not total to 1995 annual earnings per average common share due to the effect of common stock issuances during the year.