Form 10-K, Exhibit 13
period 1997-12-31
NORTHWESTERN PUBLIC SERVICE CO
filed 1998-03-31
CIK 73088

EXHIBIT 13
                                                               ----------


   Management's Discussion and Analysis
   Results of Operations

   Earnings and Dividends

   Earnings for 1997 were $23.4 million or $1.31 per share, compared to $22.9 million or $1.28 per share for 1996. Earnings per share for 1996 included $.09 related to a one-time gain from proceeds pertaining to the Cornerstone refinancing transactions. The earnings increase was primarily due to propane acquisitions, improved electric and natural gas returns and increased investment income.

   Earnings in 1996 were $1.28 per share compared to $1.11 in 1995. The increase was primarily due to slightly colder weather, propane acquisitions, improved natural gas returns, the one-time gain referred to above and increased investment income. Earnings for 1995 included propane operations since August 1995.

   In November 1996, the Company's Board of Directors elected to increase annual dividends per share from $.88 to $.92. Subsequently, in November 1997, the board approved a five cent per share increase in annual dividends from $.92 to $.97. The Company's financial strength, operating performance, the success of its growth strategies and competitive changes in the industry will be factors considered by the Company's Board of Directors when evaluating future dividend payments.

   Business Segment Summary
   ------------------------


   Years Ended December 31,
     (In Thousands of Dollars)
                                                                  Increase                            Increase
                                  1997         1996              (Decrease)            1995          (Decrease)
                                  ----         ----         ---------------------      ----      -------------------
     REVENUES:
        Propane                 $743,038     $175,102       $567,936      324.3%     $ 38,883    $136,219    350.3%
        Electric                  76,727       73,417          3,310        4.5%       74,857      (1,440)    (1.9%)
        Natural gas               77,561       72,269          5,292        7.3%       64,483       7,786     12.1%
        Manufacturing             20,744       23,221         (2,477)     (10.7%)      26,747      (3,526)   (13.2%)

     OPERATING INCOME:
        Propane                $  23,605     $ 18,947     $    4,658       24.6%      $ 5,604     $13,343    238.1%
        Electric                  27,177       24,475          2,702       11.0%       26,003      (1,528)    (5.9%)
        Natural gas                7,231        5,684          1,547       27.2%        3,862       1,822     47.2%
        Manufacturing                984        1,312           (328)     (25.0%)       2,628      (1,316)   (50.1%)

     OPERATING DATA:
     Propane sales-retail
         (000 gallons)           220,833      141,388         79,445       56.2%       37,805     103,583    274.0%
     Propane sales-
        wholesale
        (000 gallons)            479,055       18,617        460,438    2,473.2%            -      18,617        -
     Electric sales-retail
        (000 mwh)                  1,114        1,083             31        2.9%        1,071          12      1.1%
     Natural gas throughput
        (000 mmbtu)               16,411       16,321             90         .6%       15,204       1,117      7.3%


   Propane
   -------

   Propane for 1997 includes a full year of operations from Cornerstone Propane Partners, L.P. Propane for 1996 includes revenues from Cornerstone since December 18, 1996, Empire Energy Corporation since October 7, 1996, and Synergy Group Incorporated for all of 1996. As of December 31, 1997, the Company owned a combined 38.5% interest in Cornerstone, which changed to a combined 34.8% interest after considering the secondary offering at Cornerstone in January 1998.

   Because of the heavy use of propane for heating, propane sales are extremely weather sensitive. The majority of propane revenues occur in the first and fourth quarters when propane is heavily sold for residential and commercial heating. In the first quarter of 1997, weather averaged 13% warmer than normal in Cornerstone's market areas. During the last quarter of 1997, weather averaged slightly colder than normal in Cornerstone's retail propane service areas. While weather factors generally measure the directional impact of temperatures on the business, other factors such as geographic mix, magnitude and duration of temperature and weather conditions can also impact sales. In 1996, weather throughout Synergy's propane service area was approximately 5% colder than normal, while weather throughout Empire

   Energy's area was approximately 3% colder than normal since acquisition.

   Operating revenue from propane sales increased in 1997 to $743.0 million from $175.1 million in 1996. The large increase in sales is primarily due to a full year of the retail and significant wholesale operations of Cornerstone and acquisitions during 1997. Operating income increased in 1997 to $23.6 million from $18.9 million in 1996. The increase in operating income is primarily attributable to a full year of operations of Cornerstone partially offset by warmer than normal temperatures in 1997 combined with higher product costs.

   Operating revenue from propane sales increased in 1996 to $175.1 million from $38.9 million in 1995. Operating income increased in 1996 to $18.9 million from $5.6 million in 1995. The increase in sales and operating income are primarily due to a full year of operations from Synergy, which was acquired in August 1995, the acquisition of Empire Energy in October 1996 and the formation of Cornerstone in December 1996. The increases are also partly due to slightly colder than normal weather in the Company's propane market areas.

   Electric
   --------

   In 1997, retail electric mwh sales grew by 3% reflecting weather, which was slightly warmer than the previous year. Electric revenues increased due to the increased retail mwh sales and an increase in wholesale sales. Operating income increased primarily due to the increase in sales volumes combined with decreases in maintenance and operating expenses.

   In 1996, retail electric mwh sales grew by 1% even though weather during the summer was approximately 20% cooler than the previous year. Electric revenues decreased slightly due to a decline in wholesale sales. Operating income decreased due to the slight decrease in revenues combined with increases in growth-related costs in expanded customer services, marketing functions and property taxes. Property taxes increased significantly in 1996 due primarily to changes in South Dakota's tax regulations.

   Natural Gas
   -----------

   One of the predominant factors affecting the Company's natural gas operations is weather patterns during the winter heating season. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends upon weather conditions. In 1997, the 7.3% increase in natural gas revenues over 1996 primarily reflects higher market prices for natural gas supply, which were passed on to customers through the purchased gas adjustment, a 1.5% increase in gas customers and differing weather patterns during the year. During the first quarter of 1997, weather was approximately 7% colder than 1996, while weather during the last quarter of 1997 was approximately 15% warmer than the prior year. The increase in operating income reflects the increased revenues resulting from the expanding customer base and colder first quarter weather combined with decreased operating and maintenance expenses.

   In 1996, the increase in natural gas revenues over 1995 reflects the effects of cooler weather, higher market prices for natural gas supply and a slight increase in customers. The increase in gas operating income reflected a 7.3% increase in throughput, offset by slightly higher operating expenses. The increase in other operating expenses was primarily due to growth-related costs in the expanded energy services and marketing functions. Maintenance expense decreased slightly while property taxes increased due to changes in South Dakota's tax regulations.

   Manufacturing
   -------------

   Manufacturing revenues and operating income are related to the Company's ownership interest in Lucht Inc., a company that manufactures photographic processing and imaging equipment used by high-volume photo processing laboratories. Operating income in 1997 decreased when compared to 1996 due to softness in photographic processing and imaging equipment sales within the photo finishing industry. Operating income in 1996 decreased when compared to 1995 due to delays in product development.

   Other Income Statement Items
   ----------------------------

   Other income increased in 1997 over 1996 due to increased investment income resulting from the investment of cash proceeds received from the prepayment and redemption transactions from the Cornerstone formation and the gain on the sale of a portion of a common stock investment. Investment income also increased as a result of the Company's preferred stock investment in an unconsolidated affiliate company, ServiCenter USA. ServiCenter USA was founded by Northwestern Growth Corporation, a wholly owned subsidiary of Northwestern, and provides heating, ventilating, air conditioning, plumbing and related services for residential and business customers in the U.S. Other income increased in 1996 over 1995 primarily due to a one-time gain realized by the Company related to the Cornerstone transaction. The gain is attributed to redemption premiums related to the financing transactions of the propane operations. Other income also includes the gain on the sale of a portion of a common stock investment.

   Liquidity and Capital Resources
   -------------------------------

   During 1997, cash flow from operations, net of dividends paid, together with proceeds from the 1996 Cornerstone equity and debt offerings and other external financing activities, provided the funds for propane and other acquisition activities, construction expenditures and other requirements.

   Operating Activities
   --------------------

   Cash flow from operating activities in 1997 increased 3% from 1996 primarily due to growth in the Company's earnings. Liquidity is also provided from the availability of substantial cash and investment balances. Cash equivalents and marketable securities totaled $108.6 million, $179.9 million and $44.7 million at December 31, 1997, 1996 and 1995.

   Investment Activities - Financing Activities
   --------------------------------------------

   The Company's principal investment and financing activities in 1997 were related to increased corporate development investments including the development of the preferred stock investment in ServiCenter USA and the redemption of $7.5 million of 8.9% series general mortgage bonds and $15 million of 8.824% series general mortgage bonds.

   Working capital and other financial resources are also provided by unused lines of credit, which are generally used to support commercial paper borrowings, a primary source of short-term financing. At December 31, 1997, the Company had no outstanding borrowings under its lines of credit or commercial paper borrowings. Unused short-term lines of credit totaled $32 million at December 31, 1997. Cornerstone maintains a Bank Credit Facility, which provides for up to $50 million in working capital borrowings and $75 million for acquisition borrowings subject to certain loan covenants and other limitations. At December 31, 1997 and 1996, Cornerstone had outstanding working capital borrowings of $23.5 million and $12.5 million. At December 31, 1997, Cornerstone had outstanding acquisition borrowings of $10.4 million and no outstanding acquisition borrowings at December 31, 1996. In addition, the Company's other nonregulated businesses maintain credit agreements with various banks for revolving and term loans.

   The Company will continue to review the economics of retiring or refunding remaining long-term debt and preferred stock to minimize long-term financing costs. The Company will continue to make investments in the unconsolidated affiliates, ServiCenter USA and Communication Systems USA. Also, the Company may make other significant acquisition investments in related industries that would require the Company to raise additional equity and incur debt financing, which are therefore subject to certain risks and uncertainties. The Company's financial coverages are at levels in excess of those required for the issuance of additional debt and preferred stock.

   Capital Requirements
   --------------------

   The Company's primary capital requirements include the funding of its energy business construction, maintenance and expansion programs, the funding of debt and preferred stock retirements, sinking fund requirements and the funding of its corporate development and investment activities.

   The emphasis of the Company's construction activities is to undertake those projects that most efficiently serve the expanding needs of its customer base, enhance energy delivery and reliability capabilities through system replacement and provide for the reliability of energy supply. Capital expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variations in sales, environmental requirements, investment opportunities and other ongoing considerations. Expenditures for maintenance and construction activities for 1997, 1996 and 1995 were $22.4 million, $35.2 million and $29.6 million. Capital expenditures during 1997 included maintenance expenditures related to Cornerstone propane operations. Construction expenditures during 1996 and 1995 included expenditures related to an operations center expected to provide enhanced customer service capability, cost savings and operating efficiencies through consolidation of activities and the expansion of the Company's natural gas system in eastern South Dakota. In addition, 1997, 1996 and 1995 included $4.1 million, $7.3 million and $4.7 million of maintenance capital expenditures related to propane operations. Total capital expenditures for 1998, excluding propane operations, are estimated to be $13.8 million. The majority of the projected expenditures will be spent on enhancements of the electric and gas distribution systems. Estimated electric and natural gas related expenditures for the years 1998 through 2002 are expected to be $61.5 million. Nonregulated maintenance capital expenditures for 1998 are estimated to be $3.8 million. Estimated nonregulated maintenance capital expenditures for the years 1998 through 2002 are expected to be $19.0 million. Capital requirements for the mandatory retirement of long-term debt and mandatory preferred stock sinking fund redemption totaled $1,244,000, $400,000, and $600,000 for the years ended 1997, 1996 and 1995, respectively. It is expected that such mandatory retirements will be $7.8 million in 1998, $7.8 million in 1999, $8.9 million in 2000, $8.5 million in 2001 and $8.3 million in 2002. The Cornerstone working capital facility was paid in January, 1998 using the proceeds of a secondary offering of 1,960,000 units which were sold to the public at a price of $22.125 per unit, resulting in net proceeds of $40.7 million. The Company anticipates that future capital requirements will be met by existing investments and marketable securities, internally generated cash flows and available external financing.

   COMPETITION AND BUSINESS RISK

   Northwestern's strategy centers upon the development, acquisition and expansions of operations offering integrated energy, telecommunications and related products and services within the Northwestern companies. In addition to maintaining a strong competitive position in electric, natural gas and propane distribution businesses, the Company intends to pursue development and acquisitions that have long-term growth potential. While such investments and acquisitions can involve increased risk in comparison to the Company's energy distribution businesses, they offer the potential for enhanced investment returns.

   Propane
   -------

   Weather conditions have a significant impact on propane demand for both heating and agricultural purposes. The majority of Cornerstone's customers rely heavily on propane as a heating fuel. Actual weather conditions can vary substantially from year to year, significantly affecting Cornerstone's financial performance. Furthermore, variations in weather in one or more regions in which Cornerstone operates can significantly affect the total volumes sold by Cornerstone and the margins realized on such sales and, consequently, Cornerstone's results of operations. These conditions may also impact Cornerstone's ability to meet various debt covenant requirements and affect Cornerstone's ability to pay common and subordinated unit distributions.

   The retail propane business is a margin-based business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, Cornerstone's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As it may not be possible to immediately pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce Cornerstone's gross profits.

   Cornerstone's profitability is affected by the competition for customers among all participants in the retail propane business. Some of Cornerstone's competitors are larger or have greater financial resources than Cornerstone. Should a competitor attempt to increase market share by reducing prices, Cornerstone's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which may be less costly per equivalent energy value.

   Electric and Natural Gas
   ------------------------

   The electric and natural gas industries continue to undergo numerous transformations and the Company is operating in an increasingly competitive marketplace. The FERC, which regulates interstate and wholesale electric transmissions, opened up transmission grids and mandated that utilities must allow others equal access to utility transmission systems. Various state regulatory bodies are supporting initiatives to redefine the electric energy market and are experimenting with retail wheeling, which gives some retail customers the ability to choose their supplier of electricity. Traditionally, utilities have been vertically integrated, providing bundled energy services to customers. The potential for continued unbundling of customer services exists, allowing customers to buy their own electricity and natural gas on the open market and having it delivered by the local utility.

   The growing pace of competition in the energy industry has been a primary focus of management over the last few years. The Company's future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace. Business strategies focus on enhancing the Company's competitive position, on expanding energy sales and markets with new products and services for customers and increasing shareholder value. The Company has realigned various areas of its business to support customer services and marketing functions. A new marketing plan, an expanded line of integrated customer products and services, additional staff and new technologies are part of the Company's strategy for providing responsive and superior customer service. To strengthen the Company's competitive position, new technologies have and will be added that enable employees to better serve customers. The Company is centralizing activities to improve efficiency and customer responsiveness and business processes are being reengineered to apply best-practices methodologies. Long-term supply contracts have been renegotiated to lower customers' energy costs and new alliances help reduce expenses and add innovative work approaches.

   As described in Note 1 to the consolidated financial statements, the Company complies with the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), Accounting for the Effects of Certain Types of Regulation . SFAS 71 provides for the financial reporting requirements of the Company's regulated electric and natural gas operations which requires specific accounting treatment of certain costs and expenses that are related to the Company's regulated operations. Criteria that could give rise to the discontinuance of SFAS 71 include 1) increasing competition that restricts the Company's ability to establish prices to recover specific costs and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that its regulatory assets, including those related to generation, are probable of future recovery. This evaluation of recovery must be updated for any change which might occur in the Company's current regulatory environment.

   HVAC, Telecommunications and Related Services
   ---------------------------------------------

   The markets served by ServiCenter USA for residential and commercial heating, ventilating, air conditioning, plumbing and other related services are highly competitive. The principal competitive factors in these segments of the industry are 1) timeliness, reliability and quality of services provided, 2) range of products and services provided, 3) name recognition and market share and 4) pricing. Many of ServiCenter's competitors in the HVAC business are small, owner-operated companies typically located and operated in a single geographic area. There are only a small number of national companies engaged in providing residential and commercial services in the service lines, which the Company intends to focus. Future competition in both the residential and commercial service lines may be encountered from other newly formed or existing public or private service companies with aggressive acquisition programs, the unregulated business segments of regulated gas and electric utilities or from newly deregulated utilities in those industries entering into various service areas.

   The market served by Communication Systems USA in the telecommunications and data services industry is also a highly competitive market. The Company believes that 1) market acceptance of the Company's products and services, 2) pending and future legislation affecting the telecommunications and data industry, 3) name recognition and market share, 4) larger competitors and 5) the Company's ability to provide integrated communication and data solutions for customers in a dynamic industry are all factors that could affect the Company's future operating results.

   Other
   -----

   The Company utilizes software and various technologies throughout its business that will be affected by the date change in the year 2000. The Company has assessed and is continuing to assess the impact of the year 2000 issue on its reporting systems and operations. The majority of the Company's financial reporting and operational systems are year 2000 compliant. The cost of the modifications of the remaining systems is not expected to be material.

   This Annual Report contains forward looking statements within the meaning of the securities laws. The Company cautions that, while it believes such statements to be based on reasonable assumptions and makes such statements in good faith, there can be no assurance that the actual results will not differ materially from such assumptions or that the expectations set forth in the forward looking statements derived from such assumptions will be realized. Investors should be aware of important factors that could have a material impact on future results. These factors include, but are not limited to, weather, the federal and state regulatory environment, the economic climate, regional, commercial, industrial and residential growth in the service territories served by the Company and its subsidiaries, customers' usage patterns and preferences, the speed and degree to which competition enters the Company's industries, the timing and extent of changes in commodity prices, changing conditions in the capital and equity markets and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

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

   In meeting this responsibility, management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that the assets of the Company are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization and a program of internal auditing. The Board of Directors, through its Audit committee which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The Audit committee meets regularly with management and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants and the internal audit staff have unrestricted access to the Audit committee, without management's presence, to discuss auditing, internal accounting control and financial reporting matters.

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


   Merle D. Lewis                          Richard R. Hylland
   Chairman, President and                 Executive Vice President
   Chief Executive Officer


                  Report of Independent Public Accountants

   To the Stockholders and Board of Directors of Northwestern Public Service Company:

   We have audited the accompanying consolidated balance sheets of NORTHWESTERN PUBLIC SERVICE COMPANY (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwestern Public Service Company and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


   Minneapolis, Minnesota
   January 30, 1998

   Consolidated Statements of Income and Retained Earnings

   Years Ended December 31,
   (In Thousands Except
     Per Share Amounts)                     1997       1996       1995
                                            ----       ----       ----

   Operating Revenues:
      Electric                             $ 76,727  $ 73,417   $ 74,857
      Propane                               743,038   175,102     38,883
      Natural gas                            77,561    72,269     64,483
      Manufacturing                          20,744    23,221     26,747
                                           --------  --------   --------
                                            918,070   344,009    204,970
                                           --------   --------  --------
   Operating Expenses:
      Fuel and purchased power               14,560     13,347    14,305
      Propane gas sold                      612,305    101,360    18,527
      Purchased natural gas sold             55,035     51,171    46,430
      Manufacturing cost of goods sold       13,145     14,548    17,163
      Other operating expenses              119,919     80,556    43,190
      Maintenance                             5,881      5,919     6,020
      Depreciation and amortization          31,235     19,414    14,633
      Property and other taxes                6,993      7,276     6,605
                                           --------   --------  --------
                                            859,073    293,591   166,873
                                           --------   --------  --------
   Operating Income:
      Electric                               27,177     24,475    26,003
      Propane                                23,605     18,947     5,604
      Natural gas                             7,231      5,684     3,862
      Manufacturing                             984      1,312     2,628
                                           --------   --------  --------
                                             58,997     50,418    38,097
                                           --------   --------  --------

   Interest Expense, net                    (31,476)   (18,668)  (11,694)
   Investment Income and Other               11,564      9,719     3,029
                                           --------   --------  --------

   Income Before Income Taxes and
      Minority Interest                      39,085     41,469    29,432
   Income Taxes                             (11,111)   (15,415)  (10,126)
                                           --------   --------  --------

   Income Before Minority Interest           27,974     26,054    19,306
   Minority Interest                         (1,710)         -         -
                                           --------   --------  --------

   Years Ended December 31,
   (In Thousands Except
     Per Share Amounts)                     1997       1996       1995
                                            ----       ----       ----
   Net Income                                26,264     26,054    19,306
   Minority Interest on Preferred
     Securities of Subsidiary Trust          (2,641)    (2,641)   (1,057)
   Dividends on Cumulative
     Preferred Stock                           (212)      (550)     (259)
                                           --------   --------  --------

   Earnings on Common Stock                  23,411     22,863    17,990
   Retained Earnings, beginning of year      66,144     59,159    55,373
   Dividends on Common Stock                (16,640)   (15,878)  (14,204)
                                           --------   --------  --------

   Retained Earnings, end of year          $ 72,915   $ 66,144  $ 59,159
                                           --------   --------  --------

   Average Shares Outstanding                17,843     17,840    16,261
   Earnings Per Average Common Share       $   1.31   $   1.28  $   1.11
                                           --------   --------  --------

   Dividends Declared Per Average
     Common Share                          $   .933   $   .890  $   .873
                                           --------   --------  --------

   Consolidated Statements of Cash Flows

   Years Ended December 31,
   (In Thousands Except
     Per Share Amounts)                     1997       1996       1995
                                            ----       ----       ----

   Operating Activities:
      Net Income                           $ 26,264  $ 26,054   $ 19,306
      Items not affecting cash:
         Depreciation and amortization       31,235    19,414
                                                                  14,633
         Deferred income taxes                4,439     5,830      2,540
         Minority interest in net income of
            consolidated subsidiaries         1,710         -          -
         Investment tax credits                (559)     (561)      (563)
        Changes in current assets and
          liabilities, net of effects
          from acquisitions:
        Trade accounts receivable              (363)     (333)    (3,898)
         Inventories                          8,325    (4,374)      (327)
         Other current assets                     -    (4,308)    (2,641)
         Accounts payable                   (11,364)   15,712     (1,719)
         Accrued expenses                    (4,793)    4,644      2,678
         Other current liabilities           11,738      (143)     3,329
         Other, net                          (3,965)   (1,032)     2,029
                                           --------  --------   --------

   Cash flows from operating activities      62,667    60,903     35,367
                                           --------  --------   --------

   Investment Activities:
      Property additions                    (22,400)  (35,170)   (29,637)
      Sale (purchase) of noncurrent
        investments, net                     36,621  (107,426)    (5,669)
      Purchase of net assets, net of
        cash acquired                       (16,697)  (24,481)  (109,528)
      Purchase working capital
        adjustments, net                          -       -      (10,607)
      Subsidiary acquisitions and
        formation                           (42,239)   (2,040)    (5,405)
                                           --------  --------   --------

         Cash flows for investment
          activities                        (44,715) (169,117)  (160,846)
                                           --------  --------   --------

   Financing Activities:
      Dividends on common and
        preferred stock                     (16,852)  (16,428)   (14,463)
      Issuance of nonrecourse
        subsidiary debt                      29,499         -          -
      Repayment of nonrecourse
        subsidiary debt                      (7,544)        -          -
      Minority interest on preferred
        securities of subsidiary trust       (2,641)   (2,641)    (1,057)
      Issuance of long-term debt                  -    21,654     86,600

   Years Ended December 31,
   (In Thousands Except
     Per Share Amounts)                     1997       1996       1995
                                            ----       ----       ----

      Repayment of long-term debt           (22,500)     (340)    (3,157)
      Issuance of preferred securities
        of subsidiary trust                       -       -       31,213
      Issuance of preferred stock                 -         -      3,650
      Retirement of preferred stock          (2,687)      (10)       (30)
      Subsidiary payment of common unit
        distributions                       (17,708)        -          -
      Issuance of common stock                    -       -       31,022
      Short-term borrowings (repayments)          -    35,500     (6,300)
                                           --------  --------    -------

         Cash flows from (for) financing
           activities                       (40,433)   37,735    127,478
                                           --------  --------   --------

   Cornerstone Propane Partners
     Formation Transactions:
      Acquisition of CGI Holdings, net
         of $2,568,000 of cash acquired           -   (68,962)         -
      Issuance of Cornerstone Propane
        Partners common units                     -   191,804          -
      Issuance of long-term debt                  -   220,000          -
      Repayment of long-term debt and
         short-term borrowings                    -  (229,571)         -
      Other fees and expenses                     -   (10,554)         -
                                           --------  --------   --------

         Cash flows from Cornerstone
           Propane Partners formation
           transactions                           -   102,717          -
                                           --------  --------   --------

   Increase (Decrease) in Cash and
       Cash Equivalents                     (22,481)   32,238      1,999
   Cash and Cash Equivalents,
     beginning of year                       36,790     4,552      2,553
                                           --------  --------   --------

   Cash and Cash Equivalents,
     end of year                           $ 14,309  $ 36,790   $  4,552
                                           --------  --------   --------

   Supplemental Cash Flow Information:
      Cash paid during the year for:
         Income taxes                      $  8,940  $  6,271   $  5,972
         Interest                          $ 30,909  $ 18,645   $  8,381
      Noncash transactions during
        the year for:
      Assumption of debt as part of
        acquisitions                       $  1,551  $149,516   $  2,345

   Consolidated Balance Sheets

   December 31. (In Thousands)                 1997           1996
                                               ----           ----
   Assets
      Property:
         Electric                          $   356,836    $   350,419
         Natural gas                            85,874         80,905
         Propane                               275,911        248,556
         Manufacturing                           2,270          2,142
                                           -----------    -----------

                                               720,891        682,022
   Less-Accumulated depreciation              (175,269)      (162,909)
                                           -----------    -----------

                                               545,622        519,113
                                           -----------    -----------
   Current Assets:
      Cash and cash equivalents                 14,309         36,790
      Trade accounts receivable, net            90,749         89,259
      Inventories                               36,015         43,826
      Other                                     15,335         27,814
                                           -----------    -----------
                                               156,408        197,689

   Other Assets:
      Investments                              121,587        159,333
      Deferred charges and other                58,435         40,260
      Goodwill and other
        intangibles, net                       224,071        197,321
                                           -----------    -----------
                                               404,093        396,914
                                           -----------    -----------
                                            $1,106,123     $1,113,716
                                           -----------    -----------
   CAPITALIZATION AND LIABILITIES
      Capitalization:
         Common stock equity                $  166,596     $  163,805
         Nonredeemable cumulative
           preferred stock                       2,600          2,600
         Redeemable cumulative
          preferred stock                        1,150          1,150
         Company obligated mandatorily
           redeemable security of trust
           holding solely parent debentures     32,500         32,500
         Long-term debt                        156,350        183,850
                                           -----------    -----------
                                               359,196        383,905
         Preferred stock of subsidiary               -          2,500
         Minority interest in subsidiaries     199,722        186,714
         Long-term debt of subsidiaries        268,931        240,563
                                           -----------    -----------
                                               827,849        813,682
                                           -----------    -----------

   December 31. (In Thousands)                 1997           1996
                                               ----           ----

   Commitments and Contingencies (Notes 8, 9, 10)

   Current Liabilities:
      Long-term debt due within one year         7,814          1,244
      Accounts payable                          89,064         99,394
      Accrued expenses                          12,899         16,596
      Other                                     34,787         35,533
                                           -----------    -----------
                                               144,564        152,767
   Deferred Credits:
      Accumulated deferred income taxes         72,884         70,894
      Unamortized investment tax credits         8,901          9,460
      Other                                     51,925         66,913
                                           -----------    -----------
                                               133,710        147,267
                                           -----------    -----------
                                            $1,106,123     $1,113,716
                                           -----------    -----------

   Notes to Consolidated Financial Statements

   1.  SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations:
   --------------------

   Northwestern Public Service Company is a nationwide diversified energy, telecommunications and related services provider. The Company is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas. The Company serves 55,805 electric customers in eastern South Dakota and 78,531 natural gas customers in eastern South Dakota and central Nebraska. To provide baseload electric power, the Company jointly owns three coal-fired generating plants with other utilities. Through the acquisitions of Synergy Group Incorporated (Synergy) and Myers Propane Gas Company (Myers) in 1995 and Empire Energy Corporation (Energy) in 1996, the Company engaged in retail propane distribution business located throughout the United States. In December 1996, a wholly owned subsidiary acquired CGI Holdings, Inc. (Coast) and combined the propane distribution businesses of Coast, Energy, Myers and Synergy (the Partnership Formation) into Cornerstone Propane, L.P. (the Operating Partnership), a Delaware limited partnership, and a subsidiary of Cornerstone Propane Partners, L.P. (Cornerstone), a Delaware limited partnership, formed to acquire and operate these propane businesses and assets. Cornerstone and the Operating Partnership are collectively referred to herein as the Partnership. In December 1996, as part of an initial public offering
   (IPO), Cornerstone sold a total of 9,821,000 common units (Common Units) representing limited partner interests. The Company through its majority owned subsidiaries retained an initial effective 2% general partner interest and a 39% limited partnership interest in the Partnership. A wholly owned subsidiary of the Company serves as the general partner (General Partner) of the Partnership and manages and operates the Partnership's business. (For a detailed description of the Partnership Formation and related transactions, see Note 2). As part of a secondary offering in January 1998, Cornerstone sold an additional 1,960,000 common units. Subsequent to the second offering, the Company owns a combined 34.8% interest in the Partnership. The Company's manufacturing operations are comprised of Lucht Inc., a wholly owned subsidiary that develops, manufactures and markets multi-image photographic printers and other related equipment. In 1997, Northwestern formed ServiCenter USA to acquire heating, ventilating, air conditioning, plumbing and related services companies in the U.S. Also in late 1997, Northwestern formed Communication Systems USA to acquire and consolidate companies providing telecommunications and data services to business customers.

   Basis of Consolidation:
   ----------------------

   The accompanying consolidated financial statements include the accounts of Northwestern Public Service Company and all wholly and majority owned or controlled subsidiaries, including the Partnership. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The Company's regulated businesses are subject to various state and federal agency regulation. The public unitholders' interest in Cornerstone's net assets subsequent to the Partnership Formation is reflected as a minority interest in the consolidated balance sheets. For purposes of determining the minority interest in Cornerstone, Common Units held by the public and considered to be outstanding as of December 31, 1997 and 1996 are 11,127,000 and 9,821,000.

   Use of Estimates:
   ----------------

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

   Revenue Recognition and Gas Costs:
   ---------------------------------

   Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers. Manufacturing revenue is recognized as equipment is shipped or delivered to customers.

   The commodity cost portion of natural gas purchased from wholesale suppliers but not yet billed to customers is charged to deferred gas costs. This account is subsequently credited in future periods as customers are billed for natural gas used in prior periods. This method has the approximate effect of matching costs with revenues in any financial reporting period. The demand cost portion of natural gas costs, which is comprised of numerous components, is expensed as incurred. The Company and its subsidiaries have propane and natural gas supply agreements with various suppliers for the purchase of these products in the normal course of their operations.

   Cash Equivalents:
   ----------------

   The Company generally considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

   Depreciation and Maintenance:
   ----------------------------

   Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property.
   Depreciation provisions, as a percentage of the average balance of depreciable property, were 4.7% in 1997, 4.2% in 1996 and 3.6% in

   1995. The percentages include propane related depreciation provision and depreciable property whose estimated useful lives principally range from 5 to 40 years.

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

   Goodwill and Other Intangibles:
   ------------------------------

   The excess of the cost of businesses acquired over the fair market value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. Other intangibles, consisting principally of costs of covenants not to compete, are being amortized over the estimated periods benefited, which do not exceed 10 years. Goodwill and other intangibles are reflected net of accumulated amortization at December 31, 1997 and 1996 of $6,214,000 and $1,199,000.

   The Company's policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount is not recoverable, the Company's policy is to reduce the carrying amount of these assets to fair value.

   Investments and Fair Value of Financial Instruments:
   ---------------------------------------------------

   The Company's investments consist primarily of short maturity fixed income securities and corporate preferred and common stocks. In addition, the Company has investments in privately held entities and ventures, safe harbor leases and various money market and tax exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.

   The Company's securities are classified under the provisions of SFAS
   115. As of December 31, 1997, the fair value, cost and the gross unrealized gain of the Company's available for sale investments were

   $64,849,000, $62,197,000 and $2,652,000 for preferred stock investments and $29,470,000, $23,094,000 and $6,376,000 for marketable securities. As of December 31, 1996, the fair value, cost and the gross unrealized gain of the Company's available for sale investments were $31,742,000, $31,740,000 and $2,000 for preferred stock investments and $16,264,000, $1,118,000 and $15,146,000 for marketable equity securities. The unrealized gain, net of tax, at December 31, 1997 and 1996, was $5,862,000 and $9,846,000, respectively. Held to maturity securities are reported at cost, which approximated fair value and at December 31, 1997 and 1996, was $27,268,000 and $111,327,000.

   The Company uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1997, 1996 and 1995.

   Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

   Income Taxes:
   ------------

   Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, taxable income derived from safe harbor leases, the difference in the recognition of revenues for book and tax purposes and natural gas costs, which are deferred for book purposes but expensed currently for tax purposes.

   For book purposes, investment tax credits were deferred and are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

   Regulatory Assets and Liabilities:
   ---------------------------------

   The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulations." Regulatory assets represent probable future revenue to the Company associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

   If all or a separable portion of the Company's operations becomes no longer subject to the provisions of SFAS 71, an evaluation of future recovery from related regulatory assets and liabilities would be necessary. In addition, the Company would determine any impairment to the carrying costs of deregulated plant and inventory assets.

   New Accounting Standards:
   ------------------------

   Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (Statement No. 128), issued in February 1997 and effective for fiscal years ending after December 15, 1997, established and simplified standards for computing and presenting earnings per share. Implementation of Statement No. 128 did not have a material impact on the Company's computation or presentation of earnings per share.

   Reclassifications:
   -----------------

   Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation. Such reclassifications had no impact on net income or common stock equity as previously reported. Shares outstanding and earnings per share amounts have been adjusted to reflect the May 1997 stock split.

   2.  MASTER LIMITED PARTNERSHIP OFFERING AND BUSINESS ACQUISITIONS

   Master Limited Partnership Offering:
   -----------------------------------

   On December 17, 1996, a wholly owned subsidiary of Northwestern Growth Corporation acquired Coast. Immediately after the acquisition the Company combined the propane distribution businesses of Coast, Energy, Myers and Synergy into Cornerstone. As part of an IPO on the same date, Cornerstone sold a total of 9,821,000 Common Units at a price to the public of $21 a unit. At December 31, 1997, Cornerstone's capital consisted of 11,127,000 Common Units, 6,597,619 subordinated units (Subordinated Units) representing limited partner interests and a 2% aggregate general partner interest. At December 31, 1997, the Company's majority owned subsidiaries owned all 6,597,619 Subordinated Units and an aggregate 2% general partner interest in the Partnership, or a combined 38.5% effective interest in the Partnership. In January 1998, Cornerstone sold an additional 1,960,000 units at a price to the public of $22.125 per unit. After the secondary offering the Company, through its subsidiary, owns a combined 34.8% effective interest in the partnership.

   The net proceeds of $191.8 million from the sale of 9,821,000 Common Units of Cornerstone and the net proceeds from the issuance of $220 million face value of Cornerstone Senior Notes were used to repay term and revolving debt of Coast, Energy and Synergy, including accrued interest and any prepayment premiums which were assumed by the Partnership. In addition, the preferred stock of Synergy was redeemed at a premium. As a result of these repayments, the Company recorded a one-time after tax gain of $.09 per share from the prepayment of the term debt and redemption of preferred stock investment in Synergy.

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

   The Subordination Period will generally extend until the first day of any quarter beginning on or after December 31, 2001, in respect of which a) distributions of Available Cash from operating surplus equal or exceed the Minimum Quarterly Distribution on each of the outstanding Common and Subordinated units for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equals or exceeds the Minimum Quarterly Distribution on each of the Common and Subordinated units and the related distribution on the general partner interests in the Partnership during such periods and
   c) there are no outstanding Common Unit arrearages.

   In addition, 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 1999, and an additional 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 2000, if a) distributions of Available Cash from operating surplus on each of the outstanding Common and Subordinated units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated units outstanding during that period and c) there are no arrearages on the Common Units.

   The Partnership will make distributions of its Available Cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates. For the quarter ended December 31, 1997, Cornerstone elected not to make the subordinated unit distributions.

   Business Acquisitions:
   ---------------------

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

   The Synergy transaction represented an initial cash investment by the Company of approximately $137.5 million, but after the sale of certain retail property outlets, the total net cash acquisition investment by the Company was $105.6 million. The Company made debt and preferred stock investments in SYN Inc., the entity created to acquire Synergy. Northwestern Growth Corporation, one of the Company's wholly owned subsidiaries, owned control of SYN Inc. common stock. The acquisition was accounted for under the purchase method of accounting. The total net purchase price was comprised of consideration paid of $105.6 million cash, issuance of $1.25 million in long-term debt and the assumption of certain liabilities and other long-term debt. The cost in excess of the fair value of the net tangible and intangible assets acquired and the costs related to arranging the debt financing for the acquisition of $31.7 million was recorded as an intangible asset and was amortized on a straight-line method over 40 years. The allocation of the purchase price to the acquired assets and liabilities of Synergy was based on fair value of the related assets and liabilities. The Company has asserted claims under the acquisition agreement for post-closing adjustments related to the acquisition of Synergy.

   The Company's investments in SYN Inc. were funded primarily by financings undertaken in 1995. During the third quarter of 1995, the Company issued $60 million of 7.10% general mortgage bonds due August 1, 2005, 1.3 million shares of 8 1/8% preferred securities of subsidiary trust and 1.2 million shares of common stock.

   On December 7, 1995, the Company acquired majority control of Myers through the issuance of 42,890 shares of common stock and 11,500 shares of 6 1/2% redeemable cumulative preferred stock. Myers is a retail distributor of propane serving approximately 4,500 customers in and around Sandusky, Ohio. The total purchase price of $4.8 million was comprised of the securities issued by the Company and seller financing. The acquisition was accounted for under the purchase method of accounting. The cost in excess of fair value of the net assets acquired of $1.9 million was classified as goodwill and was amortized on a straight-line method over 40 years.

   On October 7, 1996, the Company completed the acquisition of Energy, a retail distributor of propane. Energy maintained 168 retail branches serving approximately 130,000 customers in 10 states, primarily in southeast and midwest regions of the United States. The total purchase price of $120 million was comprised of cash, assumption of certain liabilities including long-term debt of $94 million and transaction related costs. The cost in excess of the fair value of the net tangible assets acquired was classified as goodwill and was amortized on a straight-line method over 40 years. The allocation of the purchase price to the acquired assets and liabilities of Energy was based on fair value of the related assets and liabilities.

   Had the acquisitions of Coast, Energy, Myers and Synergy and the Partnership Formation occurred on January 1, 1995, combined unaudited pro forma results for the year ended December 31, 1996, as prescribed under Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations," would have been: revenues $770,031,000, net income $18,771,000 and earnings per share $1.05. The pro forma disclosures required under APB 16 are not indicative of past or future operating results. Since the acquisitions and Partnership Formation, the Company has implemented significant cost reduction measures principally related to elimination of certain employee positions, corporate administrative expenses and other specifically identified operating expenses that have not been reflected in the pro forma information under the provisions of APB 16.

   3.  SHORT-TERM BORROWINGS

   The Company may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit. The Company's aggregate lines of credit available are $32 million at December 31, 1997. The Company pays an annual fee generally equivalent to 1/4% of the unused lines. There were no line of credit borrowings or commercial paper outstanding at December 31, 1997 and 1996.

   4.  LONG-TERM DEBT

   Substantially all of the Company's electric and gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture. In March 1997, the Company retired early the $7.5 million outstanding of the 8.9% series general mortgage bonds. In July 1997, the Company retired early the $15 million outstanding of the 8.824% series general mortgage bonds. The following table summarizes the Company's general mortgage bonds and pollution control obligations at December 31 (in thousands):

   Series                        Due           1997           1996
   ------                        ---           ----           ----
   General mortgage bonds -
        8.824%                   1998      $       -      $  15,000
        8.9%                     1999              -          7,500
        6.99%                    2002          25,000        25,000
        7.10%                    2005          60,000        60,000
        7%                       2023          55,000        55,000

   Pollution control obligations -

        5.85%, Mercer Co., ND    2023           7,550         7,550
        5.90%, Salix, IA         2023           4,000         4,000
        5.90%, Grant Co., SD     2023           9,800         9,800

   Less current maturities                     (5,000)            -
                                             -------       --------
                                             $156,350      $183,850

   In conjunction with the Partnership Formation in December 1996, the Partnership issued $220 million in First Mortgage Notes (Notes). These Notes are collateralized by substantially all of the assets of the Partnership and ranks pari passu with the Bank Credit Facility. The Notes bear interest at a fixed rate of 7.53% payable semi-annually and mature in the year 2010 with eight equal annual installments beginning in the year 2003. The Partnership may, at its options and under certain circumstances following the disposition of assets, be required to offer to prepay the Notes in whole or in part. The Note agreement contains restrictive covenants applicable to the Partnership including
   a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. Generally, as long as no default exists or would result, the Partnership is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

   The Partnership also entered into a Bank Credit Facility in December 1996 with a group of commercial banks. The Bank Credit Facility consists of a $50 million Working Capital Credit Facility and a $75 million Acquisition Facility to finance propane business acquisitions. There were $23,500,000 and $12,500,000 of borrowings outstanding under the Working Capital Facility and the Acquisition Facility at December 31, 1997. There were $10,445,000 of borrowings outstanding under the Working Capital Facility at December 31,1996. There were no outstanding borrowings on the Acquisition Facility at December 31, 1996. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate, plus a variable margin for either rate which depends upon the Partnership's ratio of consolidated debt to consolidated cash flow. The Bank Credit Facility matures in December 1999. The Bank Credit Facility is collateralized by substantially all the assets of the Partnership and ranks pari passu with the First Mortgage Notes. The Bank Credit Facility contains restrictive covenants applicable to the Partnership including a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. They also require that the Partnership maintain a ratio of total funded indebtedness to consolidated cash flow, as defined. Generally, as long as no default exists or would result, the Partnership is permitted to make cash quarterly distributions in an amount not to exceed Available Cash, as defined.

   Lucht Inc. has a credit agreement with a bank whereby it may borrow up to $8 million in revolving and term loans. Balances of $3,070,000 and $3,290,000 were outstanding under the revolving and term loan as of December 31, 1997 and 1996, at a weighted average interest rate of 8%. Borrowings under the agreement are collateralized by all receivables, inventories, property and other assets of Lucht and are nonrecourse to the Company.

   SYN Inc. had a credit agreement with a bank whereby it could borrow up to $30 million in revolving loans. The facility was repaid in conjunction with the Partnership Formation.

   The balance of other nonrecourse debt is comprised of the debt assumed and issued in conjunction with acquisitions of retail propane distribution centers of $10,524,000 and $8,072,000 at December 31, 1997 and 1996.

   Annual scheduled consolidated retirements of long-term debt during the next five years are $7,814,000 in 1998, $7,770,000 in 1999, $8,870,000 in 2000, $8,452,000 in 2001 and $8,300,000 in 2002.

   5.  CAPITAL STOCK TRANSACTIONS AND RETAINED EARNINGS AVAILABILITY

   As part of financing the Synergy acquisition, the Company issued 1.2 million shares of common stock in 1995. The Company also issued 1.3 million shares of 8 1/8% preferred securities of subsidiary trust, which mature in September 2025. In financing the Myers acquisition, the Company issued 42,890 shares of common stock and 11,500 shares of redeemable cumulative preferred stock. Preferred stock transactions for the three years ended December 31, 1997, have also included redemptions to satisfy mandatory sinking fund requirements. The following table summarizes the capital stock transactions that occurred during the year (in thousands):

                               Preferred        Common       Additional
                                 Stock          Stock     Paid in Capital
                               ---------        ------    ---------------

   Balance 12-31-95              $3,760         $31,220        $56,595
   Mandatory sinking
     fund redemption                (10)              -              -
                                 ------         -------        -------
   Balance 12-31-96               3,750          31,220         56,595
   Common stock                       -               4              -
                                 ------         -------        -------

   Balance 12-31-97              $3,750         $31,224        $56,595
                                 ======         =======        =======

   There were 2,500 shares of subsidiary preferred stock outstanding at December 31, 1996 and 1995. The subsidiary preferred stock was redeemed in January 1997.

   In December 1996, the Company's Board of Directors declared, pursuant to a stockholders' rights plan, a dividend distribution of one Right on each outstanding share of the Company's common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons (Acquiring Person) either acquires ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at the Company's option at any time until any Acquiring Person has acquired 15% or more of the Company's common stock.

   6.  COMMON AND PREFERRED STOCK EQUITY

   The following table summarizes the Company's common and preferred stock equity at December 31(dollars in thousands, except par value):

                                                                  1997            1996
                                                                  ----            ----
     COMMON STOCK EQUITY:
        Common stock, $1.75 par value,
        50,000,000 and 40,000,000 shares authorized
        at December 31, 1997 and 1996;
        17,842,524 and 17,840,244 shares outstanding
        at December 31, 1997 and 1996                          $  31,224       $  31,220
     Additional paid-in capital                                   56,595          56,595
     Retained earnings                                            72,915          66,144
     Unrealized gain on investments, net                           5,862           9,846
                                                               ---------       ---------
                                                               $ 166,596       $ 163,805
                                                               =========       =========
     CUMULATIVE PREFERRED STOCK:

        $100 par value, 1,000,000 shares authorized;
        37,500 shares outstanding
     Nonredeemable
        4 1/2% Series                                          $   2,600       $    2,600
     Redeemable
        6 1/2% Series                                              1,150            1,150
                                                               ---------       ----------
                                                               $   3,750       $    3,750
                                                               =========       ==========

     7.  INCOME TAXES

   Income tax expense is comprised of the following (in thousands):

                                                  1997              1996             1995
                                                  ----              ----             ----
     Federal income -
        Current tax expense                     $  4,620         $  9,174         $  7,849
        Deferred tax expense                       6,512            5,830            2,540
        Investment tax credit                       (559)            (561)            (563)
     State income                                    538              972              300
                                                --------         --------         --------
                                                $ 11,111         $ 15,415         $ 10,126
                                                ========         ========         ========

   The following table reconciles the Company's effective income tax rate to the federal statutory rate:

                                                       1997        1996        1995
                                                       ----        ----        ----
     Federal statutory rate                             35%         35%         35%
        State income, net of federal benefit             1           2           -
        Amortization of investment tax credit           (2)         (1)         (2)
        Dividends received deduction                    (2)         (1)         (5)
      Other, net                                         1           2           6
                                                      -----       -----       -----
                                                        33%         37%         34%
                                                      =====       =====       =====

   The components of the net deferred federal income tax liability recognized in the Company's Consolidated Balance Sheet are related to the following temporary differences at December 31 (in thousands):

                                              1997           1996
                                              ----           ----

   Excess tax depreciation                 $(79,366)      $(77,032)
   Safe harbor leases                        (4,514)        (5,630)
   Property basis and life differences      (12,902)        (6,480)
   Asset sales                               (4,273)        (3,967)
   Regulatory assets                         (3,057)        (3,489)
   Regulatory liabilities                     4,512          4,189
   Unbilled revenue                           5,746          3,596
   Unamortized investment tax credit          3,491          3,491
   Unrealized gain on investments            (3,399)        (5,302)
   Other, net                                20,878         19,730
                                           --------       --------
                                           $(72,884)      $(70,894)
                                           ========       ========

   8.  JOINTLY OWNED PLANTS

   The Company has an ownership interest in three major electric generating plants, all of which are operated by other utility companies. The Company has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Company's interest in each plant is reflected in the Consolidated Balance Sheet on a pro rate basis and its share of operating expenses is reflected in the Consolidated Statement of Income and Retained Earnings. The participants each finance their own investment.

   The Company has long-term coal contracts for delivery of lignite coal to Coyote I and sub-bituminous coal to Neal #4. The lignite coal contract for Big Stone expired in mid-1995 and the plant owners negotiated a contract for minimum annual purchases of 1.2 million tons of Montana sub-bituminous coal for the period of mid-1995 through 1999. The lignite contract for Coyote I is a total requirements contract with a minimum obligation of 30,000 tons per week except during scheduled or forced outages. Neal #4 has a contract for delivery of sub-bituminous coal with an annual minimum purchase requirement of 1.8 million tons. Information relating to the Company's ownership interest in these facilities at December 31, 1997, is as follows (dollars in thousands):

                                 Big Stone     Neal #4      Coyote I
                                 -----------------------------------

   Utility plant in service      $46,585       $34,993      $46,610
   Accumulated depreciation      $24,740       $17,889      $20,124
   Construction work in progress $   323       $   333      $   396
   Total plant capacity - mw     $   449       $   624      $   427
   Company's share                  23.4%          8.7%        10.0%
   In-service date                  1975          1979         1981
   Coal contract expiration date    1999          1998         2016

   9.  EMPLOYEE RETIREMENT BENEFIT

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

   The components of net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 were as follows (in thousands):

                                                                    1997            1996              1995
                                                                    ----            ----              ----
     Service cost                                                $     981        $    958         $     755
     Interest cost on projected benefit obligation                   3,500           3,506             3,144
     Actual return on assets                                       (10,024)         (5,745)          (10,082)
     Net amortization and deferral                                   5,669           1,608             6,475
                                                                 ---------        --------         ---------
     Net periodic pension cost                                   $     126        $    327         $     292
                                                                 =========        ========         =========

   The following table reflects the funded status of the Company's pension plan as of December 31, 1997, 1996 and 1995 (in thousands):

                                                                    1997            1996              1995
                                                                    ----            ----              ----
     Actuarial present value of:
        Accumulated benefit obligation
           Vested                                                $  48,244        $ 43,950         $  39,946
           Nonvested                                                 1,674           1,577             1,417
                                                                 ---------        --------         ---------
                                                                    49,918          45,527            41,363
     Provision for future pay increases                              4,738           4,531             5,488
                                                                 ---------        --------         ---------
     Projected benefit obligation                                   54,656          50,058            46,851
     Plan assets at fair value                                      64,390          56,507            52,762
                                                                 ---------        --------         ---------
     Projected benefit obligation less than plan assets             (9,734)         (6,449)           (5,911)
     Unrecognized transition obligation                             (1,237)         (1,392)           (1,547)
     Unrecognized net gain                                           6,845           4,821             5,381
                                                                 ---------        --------         ---------
     Prepaid pension cost                                        $  (4,126)       $ (3,020)        $  (2,077)
                                                                 =========        ========         =========

   The assumptions used in calculating the projected benefit obligation for 1997, 1996 and 1995 were as follows:

                                                                    1997            1996              1995
                                                                    ----            ----              ----
     Discount rate                                                 7.00%            7.25%             7.75%
        Expected rate of return on assets                          8.50%            8.50%             8.50%
        Long-term rate of increase in
           compensation levels                                        3%               3%                3%


   The Company provides an employee savings plan which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, any employee may elect to direct up to 12 percent of their gross compensation be contributed to the plan. The Company contributes 50 cents for every one dollar contributed by the employee, up to a maximum Company contribution of three percent of the employee's gross compensation. Costs incurred under the plan were $575,000, $594,000 and $479,000 in 1997, 1996 and 1995. The Company also provides an Employee Stock Ownership Plan (ESOP) for full-time employees. The ESOP is funded primarily with federal income tax savings, which arise from tax laws applicable to such employee benefit plans. Certain Company contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of employees during the particular year for which allocation is made. Costs incurred under the plan were $901,000, $849,000 and $810,000 in 1997, 1996 and 1995.

   The Company also has various supplemental retirement plans for outside directors and selected management employees. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Company provides life insurance benefits to beneficiaries of all eligible employees who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Company has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $1,159,000, $1,291,000 and $648,000 in 1997, 1996 and
   1995.

   Cornerstone provides employee savings plans, which permits all employees to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plans, any employee may elect to direct a percentage of their gross compensation be contributed to the plans. Cornerstone, at its discretion, may match a portion of the employee contribution.

   Lucht has a 401(k) retirement plan, whereby it matches participant contributions in an amount equal to 50% of each participant's contribution. Company contributions to the plan were not material.

   10.    ENVIRONMENTAL MATTERS

   The Company is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Company believes it can economically meet such sulfur dioxide emission requirements at its generating plants by the required compliance dates and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Company is also subject to other environmental regulations including matters related to former manufactured gas plant sites. In 1995, the Company remediated a site located at Huron, South Dakota through thermal desorption of residues in the soil. Adjustments of the Company's natural gas rates to reflect the costs associated with the remediation were approved through the regulatory process. The Company is pursuing recovery from insurance carriers. No administrative or judicial proceedings involving the Company are now pending or known by the Company to be contemplated under present environmental protection requirements.

   11.    CUMULATIVE PREFERRED STOCK AND PREFERENCE STOCK

   The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Company. In any event, redemption will occur at par value. The cumulative preferred stock, 4 1/2% Series, may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share, plus accrued dividends.

   In the event of involuntary dissolution, all Company preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common stockholders.

   The Company is also authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

   12.    SEGMENTS OF BUSINESS

   The four primary segments of the Company's business are its electric, natural gas distribution, propane and manufacturing operations. The following table summarizes certain information specifically identifiable with each segment as of or for the years ended December 31 (in thousands):

                                                            1997             1996            1995
                                                            ----             ----            ----
     Depreciation and Amortization Expense:
        Electric                                        $     11,317     $    10,620      $  10,503
        Natural Gas                                            2,584           2,492          2,185
        Propane                                               16,784           5,730          1,562
        Manufacturing                                            550             572            383
                                                        ------------     -----------      ---------
                                                        $     31,235     $    19,414      $  14,633
                                                        ------------     -----------      ---------

     Maintenance Capital Expenditures:
        Electric                                        $     12,334     $    19,598      $  17,868
        Natural Gas                                            5,876           8,172          6,521
        Propane                                                4,056           7,349          4,726
        Manufacturing                                            134              51            522
                                                        ------------     -----------      ---------
                                                        $     22,400     $    35,170      $  29,637
                                                        ------------     -----------      ---------

     Assets:
        Identifiable
           Electric                                     $   228,011      $   223,262      $ 218,006
           Natural Gas                                       78,919           66,213         59,384
           Propane                                          622,077          611,707        173,665
           Manufacturing                                     14,641           14,946         16,409
        Corporate assets                                    162,475          197,588         91,257
                                                        -----------      -----------      ---------
                                                        $ 1,106,123      $ 1,113,716      $ 558,721
                                                        -----------      -----------      ---------

   Identifiable assets include all assets that are used directly in each business segment. Corporate assets consist of assets not directly assignable to a business segment, i.e., cash, investments, certain accounts receivable, prepayments and other miscellaneous current and deferred assets.

   13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     (In Thousands Except
     Per Share Amounts)                         First            Second           Third            Fourth
     ----------------------------------------------------------------------------------------------------
     1997:
        Operating revenues                      $284,406         $165,451         $185,084         $283,129
        Operating income                          27,932            4,497            4,033           22,535
        Net income                                10,523            3,158            3,722            8,861
        Average shares                            17,842           17,843           17,843           17,843
        Earnings per average
           common share                         $    .55         $    .14         $    .17         $    .45
                                                --------         --------         --------         --------

     1996:
        Operating revenues                      $ 97,219         $ 56,681         $ 49,705         $140,404
        Operating income                          23,813            6,436            4,652           15,517
        Net income                                13,309            3,353            1,301            8,091
        Average shares                            17,840           17,840           17,840           17,840
        Earnings per average
           common share                         $    .70         $    .14         $    .03         $    .41
                                                --------         --------         --------         --------

   FINANCIAL AND OPERATING STATISTICS


                                                1997         1996           1995           1994          1993          1992
                                                ----         ----           ----           ----          ----          ----
     INCOME STATEMENT DATA (000)
        Operating revenues                $  918,070     $  344,009     $  204,970     $  157,266    $  153,257     $  119,197
        Operating income                      58,997         50,418         38,097         30,536        27,273         24,809
        Net income                            26,264         26,054         19,306         15,440        15,191         13,721
        Earnings per share                $     1.31     $     1.28     $     1.11     $     1.00    $     0.98     $     0.88
     -------------------------------------------------------------------------------------------------------------------------

     COMMON STOCK DATA
        Average share outstanding
         at year end(000)                     17,843         17,840         16,261         15,354        15,354         15,354
        Dividends paid per
          common share                    $     .933     $     .890     $     .873     $     .835    $     .815     $     .795
        Annual dividend rate
          at year end                     $      .97     $      .92     $      .88     $      .85    $      .83     $      .81
        Book value per share
          at year end                     $     9.34     $     9.18     $     8.56     $     7.47    $     7.14     $     6.98
        Market price per
          common at year end              $    23.00     $    17.13     $    14.00     $    13.38    $    14.38     $    14.00
        Price earnings ratio                   17.6x          13.4x          12.7x          13.4x         14.7x          15.8x
        Dividend payout ratio
         (from ongoing operations)             71.2%          74.8%          79.0%          83.5%          83.2%         89.8%
        Return on average
         common equity                         14.1%          14.4%          13.7%          13.1%          13.7%         12.8%
        Common shareholders at
         year end                              8,845          8,750          8,738          8,132          8,231         8,279
     -------------------------------------------------------------------------------------------------------------------------

     RATIOS
        Interest coverage                        5.4*           4.3*           4.3*          5.1*            5.1*          4.1
        Ratio of earnings to
         fixed charges                           3.0            3.2            3.4            3.4            3.5           3.4
        Ratio of earnings to fixed
         charges, including dividends
         and minority interest on
         preferred securities                    2.6            2.7            3.1            3.4            3.5           3.3
     -------------------------------------------------------------------------------------------------------------------------

     BALANCE SHEET
        Total assets (000)                $1,106,123     $1,113,716     $  558,721      $ 359,066     $  343,574    $  308,194
        Long-term debt (000)                 161,350        183,850        183,850        123,850        123,850       105,350
        Redeemable preferred
         stock (000)                           1,150          1,150          1,160             40             70           100
        Capitalization ratios**:
         Common Stock equity                   45.7%          42.7%          41.0%          47.6%          46.4%         49.8%
        Preferred securities of
         subsidiary trust                       8.9%           8.4%           8.7%              -              -             -
        Preferred stock                         1.0%           1.0%           1.0%           1.1%           1.1%          1.2%
        Long-term debt                         44.4%          47.9%          49.3%          51.3%          52.5%         49.0%
     -------------------------------------------------------------------------------------------------------------------------



     FINANCIAL AND OPERATING STATISTICS (continued)

                                                1997         1996             1995          1994           1993            1992
                                                ----         ----             ----          ----           ----            ----

     ELECTRIC OPERATIONS
        Total customers                       55,805         55,600         55,310         54,863         54,288        53,773
        Retail sales (000 kwh)             1,114,192      1,082,704      1,071,328      1,018,509        964,477       894,077
        Sales for resale
         (000 kwh)                           212,848         75,334        127,172        182,032        191,170       159,785
        Electricity generated
         (000 kwh)                         1,364,680      1,101,211      1,232,054      1,235,640      1,179,716     1,088,783
        Electricity purchased
         (000 kwh)***                         54,171        171,615         75,777         67,440         80,937        60,323
        Total system capability at
         peak (kw)                           325,259        321,522        326,162        309,480        307,442       290,045
        Total system peak
         load (kw)                           270,099        260,159        272,722        229,922        237,188       191,591
        Residential revenue per
         kwh sold (cents)                       7.35           7.35           7.43           7.57           7.60          7.81
     -------------------------------------------------------------------------------------------------------------------------

     PROPANE OPERATIONS
        Total Customers                      380,000        360,000        156,000              -              -             -
        Retail sales
         (000 gallons)                       220,833        141,388         37,805              -              -             -
        Wholesale Sales
         (000 gallons)                       479,055         18,617              -              -              -             -
        Percent colder (warmer)
         than previous year                    (3.9)            8.1           18.7              -              -             -
     -------------------------------------------------------------------------------------------------------------------------

     NATURAL GAS OPERATIONS
        Total Customers                       78,531         77,478         76,464         74,982         73,228        70,934
        Total sales
          (000 mmbtu)                         14,017         15,340         14,353         13,770         14,478        12,044
        Transported volumes
         (000 mmbtu)                           2,394            981            851            980            333           296
        Percent colder (warmer)
         than previous year- SD                (1.4)            7.5          (1.2)          (4.2)           16.4         (9.4)
        Percent colder (warmer)
         than previous year-NE                 (0.7)          (2.2)            8.1          (9.7)           22.6        (16.2)
     -------------------------------------------------------------------------------------------------------------------------

     EMPLOYEES
        Electric and natural gas                 444            436            441            452            473           463
        Propane (includes
         seasonal workers)                     2,206          1,995            858              -              -             -
     Manufacturing                               145            150            174            163            168           185


       * New General Mortgage Indenture executed in August 1993.
      ** Reflects capitalization of the Company excluding nonrecourse capitalization of subsidiaries.
     *** Includes short-term power pool purchases.