Form 10-K, Exhibit 13
period 1998-12-31
NORTHWESTERN CORP
filed 1999-03-31
CIK 73088

NORTHWESTERN CORPORATION

                        1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
NORTHWESTERN CORPORATION

     NorthWestern Corporation (the Corporation) is a provider of services and solutions to customers across North America. The Corporation provides electric and natural gas service to Midwestern customers through our energy division, NorthWestern Public Service. In addition, the Corporation holds interests in CornerStone Propane Partners, L.P. (NYSE:CNO), the nation's fourth largest retail propane distributor; Expanets, Inc., a national provider of integrated communication and data solutions and network services; and Blue Dot Services Inc., a national provider of air conditioning, heating, plumbing and related services (HVAC). The Corporation is also engaged in other service and nonenergy related businesses.

RESULTS OF  OPERATIONS
EARNINGS AND DIVIDENDS
     Consolidated earnings for 1998 were $27.1 million or diluted $1.44 per share, compared to $23.4 million or diluted $1.31 per share for 1997, and $22.9 million or diluted $1.19 per share for 1996, which excludes $.09 related to a one-time gain from proceeds of refinancing transactions at CornerStone Propane Partners, L.P. (CornerStone). Earnings per share in 1998 reflect a 5% increase in average shares outstanding related to the public offering of five million additional common shares completed in November 1998. The earnings increase in 1998 was primarily driven by growth in our HVAC and communications segments through internal growth and companies acquired during the year partially offset by abnormally warmer weather affecting our propane and natural gas operations. The earnings increase in 1997 was primarily due to propane acquisitions, improved electric and natural gas returns and increased investment income.
      In November 1998, the Corporation's Board of Directors elected to increase annual dividends six cents per share from $.97 to $1.03. Previously, in November 1997, the board approved a five cent per share increase in annual dividends from $.92 to $.97. The Corporation's financial strength, operating performance, the success of its growth strategies and competitive changes in the industry will be factors considered by the Corporation's Board of Directors when evaluating future dividend payments.

CONSOLIDATED OPERATING RESULTS
     Consolidated operating revenues increased by $269.1 million from $918.1 million in 1997 to $1.2 billion in 1998. This growth is mainly attributable to acquisitions within the propane, communications and HVAC business segments combined with internal growth within all business segments. The growth was partially offset by abnormally warm weather that adversely affected propane and natural gas sales during the winter heating season. Pro forma consolidated operating revenues for 1998 are $2.0 billion, which is a 118.9% increase over actual 1997 operating revenues. Actual 1998 results only include the operating results of acquired companies from the date acquired. (Pro forma results included here and elsewhere reflect operating results from acquired companies as if they had been acquired on January 1 of the reporting period.) Selling, general and administrative expenses increased $98.0 million from $132.8 million in 1997 to $230.8 million in 1998. The largest part of these increases is directly attributable to the growth by acquisitions in our propane, communications and HVAC business segments. Depreciation and amortization also increased $11.4 million from $31.2 million in 1997 to $42.6 million in 1998. This increase is primarily due to companies acquired within the business segments combined with a slight increase due to growth capital expenditures.The other operating expense increases were incremental with the revenue increases primarily due to the acquired companies and modest inflationary increases in operating costs. Operating income increased by $14.9 million from $59.0 million in 1997 to $73.9 million in 1998. This growth was primarily due to the acquisitions in our propane, communications and HVAC businesses combined with internal growth, which was partially offset by the adverse effect the warm weather had on our propane and natural gas sales during the winter heating season.
     Consolidated operating revenues increased by $574.1 million from $344.0 million in 1996 to $918.1 million in 1997. The majority of this increase is attributable to a full year of consolidated operations as well as significant acquisitions in our propane segment. The increase was partially offset by warmer than normal temperatures in 1997. The positive revenues were also driven by customer increases and higher natural gas prices. Selling, general and administrative expenses increased $39.0 million from $93.8 million in 1996 to $132.8 million in 1997, while depreciation and amortization increased $11.8 million from $19.4 million in 1996 to $31.2 million in 1997. The majority of these increases were related to the growth in the propane segment. The other operating expense increases were incremental with the revenue growth in the electric and natural gas revenues. Operating income increased by $8.6 million from $50.4 million in 1996 to $59.0 million in 1997 primarily due to acquisitions and growth in propane, but negatively impacted by the warmer than normal temperatures in 1997.

PROPANE
     Our results of operations in the propane segment for 1998 and 1997 include a full year of operations from CornerStone as compared to 1996, which includes revenues from CornerStone since December 18, 1996, Empire Energy Corporation since October 7, 1996, and Synergy Group Incorporated for all of 1996. As of December 31, 1998, the Corporation owned an effective combined 30% interest in CornerStone (comprised of subordinated units and our general partner interests).
     Because of the heavy use of propane for heating, propane sales are extremely weather sensitive. The majority of propane revenues occur in the first and fourth quarters when propane is heavily sold for residential and commercial heating. 1998 weather averaged 9% warmer than normal in CornerStone's market areas. While weather factors generally measure the directional impact of temperatures on the business, other factors such as product prices, geographic mix, magnitude and duration of temperature and weather conditions can also impact sales.
     Retail propane sales increased in 1998 to $297.8 million from $243.6 million in 1997 with gross margin also increasing from $116.1 million to $132.3 million. The increase in retail sales and margins are primarily due to acquisitions during late 1998, partially offset by significantly warmer than normal weather during the heating season. Retail propane gallons sold in 1998 increased to 231.8 million from 220.8 million in 1997 and 141.4 million in 1996.
    Wholesale sales decreased in 1998 to $470.0 million from $499.4 million in 1997 due to lower product prices being caused by depressed oil and related product prices resulting from an oversupply of oil. However, gross margin increased to $16.7 million in 1998 from $14.7 million in 1997 due to higher sales volumes. Propane operating income decreased slightly in 1998 to $23.3 million from $23.6 million in 1997. The decrease in operating income is primarily attributable to warmer than normal weather in propane market areas partially offset by acquisitions of retail service centers.
     Operating revenue from propane sales increased in 1997 to $743.0 million from $175.1 million in 1996. The large increase in sales is primarily due to a full year of the wholesale operations combined with a full year of retail sales and acquisitions during 1997. Operating income increased in 1997 to $23.6 million from $18.9 million in 1996. The increase in operating income is primarily attributable to a full year of operations of CornerStone partially offset by warmer than normal temperatures in 1997 combined with higher product costs.

ELECTRIC
     NorthWestern Public Service, a division of the Corporation, generates, transmits and distributes electricity to customers in the Midwest. While electricity is used year round, retail demand is higher in the summer months for air conditioning causing sales of electricity to be weather sensitive.
     In 1998, retail electric mwh sales increased by 1% and wholesale mwh sales grew by 24%. The increase is due to warmer than prior year summer weather, which resulted in higher use of air conditioning by retail customers combined with increased usage by commercial and industrial customers. Electric revenues increased by $1.7 million from $76.7 million in 1997 to $78.4 million in 1998 due to the increased retail and wholesale mwh sales. Operating income decreased slightly by $1.6 million due to higher property taxes and salary costs nearly offset by increases in retail and wholesale sales volumes.
     In 1997, retail electric mwh sales grew by 3% reflecting weather, which was slightly warmer than the previous year. Electric revenues increased due to the increased retail mwh sales and an increase in wholesale sales. Operating income increased primarily due to the increase in sales volumes combined with decreases in maintenance and operating expenses.

HVAC
     In 1997, Blue Dot Services Inc. (Blue Dot., formerly ServiCenter USA) was formed by NorthWestern Growth Corporation (NGC), a wholly owned subsidiary of the Corporation, to provide heating, ventilating, air conditioning, plumbing and related services for residential and business customers in the U.S. Through 1998, the Corporation had invested $87 million in Blue Dot. to acquire 28 companies with operations in 18 states. 1998 revenues were $126.5 million and operating income was $11.1 million. Pro forma 1998 revenues increased $23.4 million from $186.2 million in 1997 to $209.6 million in 1998 due principally to the internal growth within the acquired companies. Pro forma operating income increased $1.3 million from $15.9 million in 1997 to $17.2 million in 1998. Pro forma operating income increased due to increases in operating revenues partially offset by increases in operating expenses directly related to the revenue increase.

COMMUNICATIONS
     Expanets, Inc. (Expanets, formerly Communication Systems USA) was formed by NGC to provide communication, data and related services to business customers. During 1998, the Corporation invested $108 million in Expanets to acquire 18 companies with operations in 25 states. 1998 revenues were $127.9 million and operating income was $12.0 million. Pro forma 1998 revenues increased $15.4 million from $233.4 million in 1997 to $248.8 million in 1998 due principally to the internal growth within the acquired companies. Pro forma operating income increased $2.2 million from $22.3 million in 1997 to $24.5 million in 1998. Pro forma operating income increased due to increases in operating revenues partially offset by increases in operating expenses directly related to the revenue increase.

NATURAL GAS
     One of the predominant factors affecting the Corporation's natural gas operations is weather patterns during the winter heating season. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends upon weather conditions. In 1998, the 13.3% decrease in natural gas revenues from 1997 primarily reflects the negative impact from significantly warmer weather than the prior year during the heating season. This negative weather impact reduced operating gross margin for natural gas from $22.5 million in 1997 to $20.0 million in 1998. During the first quarter of 1998, weather was approximately 18% warmer than in 1997, while weather during the last quarter of 1998 was also warmer than the prior year by approximately 14%. The decrease in operating income is primarily due to the decreased revenues and gross margins resulting from the warmer weather.
     In 1997, the 7.3% increase in natural gas revenues over 1996 primarily reflects higher market prices for natural gas supply, which were passed on to customers through the purchased gas adjustment, a 1.5% increase in gas customers and differing weather patterns during the year. During the first quarter of 1997, weather was approximately 7% colder than 1996, while weather during the last quarter of 1997 was approximately 15% warmer than the prior year. The increase in operating income reflects the increased revenues resulting from the expanding customer base and colder first quarter weather combined with decreased operating and maintenance expenses.

OTHER INCOME STATEMENT ITEMS
     Other operating revenues consists primarily of manufacturing revenues and operating income related to the Corporation's former ownership interest in Lucht Inc., a company that manufactured photographic processing and imaging equipment used by high-volume photo processing laboratories. In November
1998, the Corporation sold its ownership interest in Lucht.
     Other income decreased from $11.6 million in 1997 to $6.1 million in 1998 principally due to funds utilized in growing the Corporation's operations through strategic acquisitions principally in the communications and HVAC businesses. Interest expense increased $4.2 million from $31.5 million in 1997 to $35.7 million in 1998, principally due to increases in propane working capital and acquisition borrowings. The Corporation also completed a new debt offering in November 1998, which slightly increased interest expense in 1998. Interest expense and minority interest on preferred securities in 1999 will increase over 1998 due to a full year of outstanding borrowings from the new debt and preferred securities offerings completed in November 1998. Income taxes increased due to increased taxable income from the expanded operations of the Corporation in 1998 as compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES
     During 1998, cash flow from operations, net of dividends paid, together with proceeds from common stock, preferred securities and long-term debt offerings and other external financing activities, provided the funds for acquisition activities, growth and maintenance expenditures and other requirements.

OPERATING ACTIVITIES
     Cash flow from operating activities in 1998 increased $7.2 million or 11.5% from 1997 primarily due to growth in the Corporation's earnings as a result of expanded operations. Liquidity is also provided from the availability of substantial cash and investment balances. Cash and cash equivalents and marketable securities totaled $157.3 million, $108.6 million and $179.9 million at December 31, 1998, 1997 and 1996.

INVESTING AND FINANCING ACTIVITIES
     The Corporation's principal investment activities in 1998 were related to increased strategic development investments including the investments in Blue Dot. and Expanets. The Corporation's principal financing activities related to public offerings of common stock, preferred securities and senior debt offerings completed in November 1998, and the sinking fund retirement of $5.0 million of 6.99% series general mortgage bonds. The offering transactions resulted in gross proceeds to the Corporation of approximately $280 million. These funds were used to repay short-term borrowings used to fund corporate development activities of the Corporation in 1998 and general corporate purposes. In January 1998, CornerStone completed a secondary offering of common units with net proceeds of approximately $41 million. The proceeds were used to repay amounts outstanding under the CornerStone credit facility and general business purposes. In December 1998, CornerStone completed another secondary offering of common units and issued additional senior notes with combined gross proceeds of approximately $139 million. The proceeds were used to fund the acquisition of Propane Continental Inc., the 19th largest retailer of propane, repay amounts outstanding under the CornerStone credit facility and general business purposes.
     Unused lines of credit also provide working capital and other financial resources. These lines may also be used to support commercial paper borrowings, a primary source of short-term financing. At December 31, 1998 and 1997, the Corporation had no outstanding borrowings under its lines of credit or commercial paper borrowings. Unused short-term lines of credit totaled $75 million at December 31, 1998. CornerStone maintains a Bank Credit Facility, which provides for combined working capital and acquisition borrowings of up to $110 million subject to certain loan covenants and other limitations. At December 31, 1998 and 1997, CornerStone had combined outstanding working capital and acquisition borrowings of $1.7 million and $36.0 million. In addition, the Corporation's other nonregulated businesses maintain credit agreements with banks for revolving loans.

CAPITAL REQUIREMENTS
     The Corporation's primary capital requirements include the funding of its business segments, maintenance and expansion programs, the funding of debt and preferred stock retirements, sinking fund requirements, the funding of its corporate development and investment activities, payment of common dividends, and the distributions to propane common unitholders.
     Maintenance expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variations in sales, environmental requirements, investment opportunities and other ongoing considerations. Expenditures for maintenance activities for 1998, 1997 and 1996 were $22.6 million, $22.4 million and $35.2 million. Consolidated maintenance capital expenditures for 1999 and 2000 are estimated to be $27.3 million and $26.2 million.
     Capital requirements for the mandatory retirement of long-term debt totaled $7.8 million, $1.2 million, and $400,000 for the years ended 1998, 1997 and 1996. It is expected that such mandatory retirements will be $20.1 million in 1999, $10.2 million in 2000, $8.9 million in 2001, $8.0 million in 2002, and $40.2 million in 2003. The Corporation anticipates that existing investments and marketable securities, internally generated cash flows and available external financing will meet future capital requirements.
     The Corporation will continue to review the economics of retiring or refunding remaining long-term debt and preferred stock to minimize long-term financing costs. The Corporation will continue to make investments in its strategic partner entities, Blue Dot. and Expanets. Also, the Corporation may make other significant acquisition investments in related industries that might require the Corporation to raise additional equity and/or incur debt financing, which are therefore subject to certain risks and uncertainties. The Corporation's financial coverage ratios are at levels in excess of those required for the issuance of additional debt and preferred stock.

COMPETITION AND BUSINESS RISK
     NorthWestern's strategy centers upon the development, acquisition and expansions of operations offering integrated services and solutions within the NorthWestern partner entities. In addition to maintaining a strong competitive position in its electric, natural gas and propane distribution businesses, the Corporation intends to pursue strategic development and acquisitions that have long-term growth potential. While these strategic development and acquisition activities can involve increased risk in comparison to the Corporation's energy distribution businesses, they offer the potential for enhanced investment returns. The Corporation's strategy to continue strategic development through acquisitions will be subject to future availability of market capital to fund such acquisitions. The NorthWestern strategy of integrating products and services and acquired companies have other factors which may also increase the risks of the Corporation. These factors include the adequacy and efficiency of its information systems, business processes, related support functions and the ability to attract and retain quality team members. The Corporation has taken and continues to take steps to refine, improve and scale up its back-office support systems and processes. There are no assurances that such efforts will be sufficient to meet the future needs of the Corporation's operations. Future changes in accounting rules and regulations could have a material impact upon the Corporation's future financial statement presentation, results from operations and financial position.

PROPANE
     The retail propane business is a margin-based business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, CornerStone's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As it may not be possible to immediately pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce CornerStone's gross profits.
     Weather conditions have a significant impact on propane demand for both heating and agricultural purposes. The majority of CornerStone's customers rely heavily on propane as a heating fuel. Actual weather conditions can vary substantially from year to year, significantly affecting CornerStone's financial performance. Furthermore, variations in weather in one or more regions in which CornerStone operates can significantly affect the total volumes sold by CornerStone and the margins realized on such sales and, consequently, CornerStone's results of operations. These conditions may also impact CornerStone's ability to meet various debt covenant requirements and affect CornerStone's ability to pay common and subordinated unit distributions.
     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. Propane distributors compete for customers against suppliers of electricity, fuel oil and natural gas, principally on the basis of price, service, availability and portability. Electricity is a competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking.
Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Natural gas is generally a less expensive source of energy than propane, although in areas where natural gas is available, propane is used for certain industrial and commercial applications. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. However, natural gas pipelines are not present in many regions of the country where propane is sold for heating and cooking purposes.
     CornerStone's profitability is affected by the competition for customers among all participants in the retail propane business. Some of CornerStone's competitors are larger or have greater financial resources than CornerStone. Should a competitor attempt to increase market share by reducing prices, CornerStone's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which may be less costly per equivalent energy value.

ELECTRIC AND NATURAL GAS
     The electric and natural gas industries continue to undergo numerous transformations, and the Corporation is operating in an increasingly competitive marketplace. The Federal Energy Regulatory Commission (FERC), which regulates interstate and wholesale electric transmissions, opened up transmission grids and mandated that utilities must allow others equal access to utility transmission systems. Various state regulatory bodies are supporting initiatives to redefine the electric energy market and are experimenting with retail wheeling, which gives some retail customers the ability to choose their supplier of electricity. Traditionally, utilities have been vertically integrated, providing bundled energy services to customers. The potential for continued unbundling of customer services exists, allowing customers to buy their own electricity and natural gas on the open market and having it delivered by the local utility.
     The growing pace of competition in the energy industry has been a primary focus of management over the last few years. The Corporation's future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace. Business strategies focus on enhancing the Corporation's competitive position, on expanding energy sales and markets with new products and services for customers, and increasing shareholder value. The Corporation has realigned various areas of its business to support customer services and marketing functions. A new marketing plan, an expanded line of integrated customer products and services, additional staff and new technologies are part of the Corporation's strategy for providing responsive and superior customer service. To strengthen the Corporation's competitive position, new technologies have and will be added that enable team members to better serve customers. The Corporation is centralizing activities to improve efficiency, and customer responsiveness and business processes are being reengineered to apply best-practices methodologies. Long-term supply contracts have been renegotiated to lower customers' energy costs and new alliances help reduce expenses and add innovative work approaches.
     Weather conditions have a significant impact on electric and natural gas demand for heating and cooling purposes. Actual weather conditions can vary substantially from year to year, significantly affecting the Corporation's financial performance.
     As described in Note 1 to the consolidated financial statements, the Corporation complies with the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), `Accounting for the Effects of Certain Types of Regulation.' SFAS 71 provides for the financial reporting requirements of the Corporation's regulated electric and natural gas operations, which requires specific accounting treatment of certain costs and expenses that are related to the Corporation's regulated operations. Criteria that could give rise to the discontinuance of SFAS 71 include 1) increasing competition that restricts the Corporation's ability to establish prices to recover specific costs and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Corporation periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Corporation believes that its regulatory assets, including those related to generation, are probable of future recovery. This evaluation of recovery must be updated for any change, which might occur in the Corporation's current regulatory environment.

HVAC
     The markets served by Blue Dot. for residential and commercial heating, ventilating, air conditioning, plumbing and other related services are highly competitive. The principal competitive factors in these segments of the industry are 1) timeliness, reliability and quality of services provided, 2) range of products and services provided, 3) name recognition and market share and 4)pricing. Many of Blue Dot.'s competitors in the HVAC business are small, owner-operated companies typically located and operated in a single geographic area.There are a small number of larger national companies engaged in providing residential and commercial services in the service lines in which the Corporation intends to focus. Future competition in both the residential and commercial service lines may be encountered from other newly formed or existing public or private service companies with aggressive acquisition programs, from the unregulated business segments of regulated gas and electric utilities, or from newly deregulated utilities in those industries entering into various service areas.

COMMUNICATIONS
     The market served by Expanets in the communications and data services industry is also a highly competitive market. The Corporation believes that 1) market acceptance of the products, services and technology advances the Corporation provides, 2) pending and future legislation affecting the communications and data industry, 3) name recognition and market share, 4) larger competitors and 5) the Corporation's ability to provide integrated communication and data solutions for customers in a dynamic industry are all factors that could affect the Corporation's future operating results. Many of Expanets competitors in the communications business are generally small, owner-operated companies typically located and operated in a single geographic area. There are a number of large, integrated national companies engaged in providing commercial services in the service lines in which the Corporation intends to focus and also manufacture and sell directly the products that the Corporation services and sells. Future competition may be encountered from other newly formed or existing public or private service companies with aggressive acquisition programs.

YEAR 2000 READINESS
     The Corporation utilizes software and various technologies throughout its businesses that might be impacted by the date change in the year 2000. The year 2000 issue is a result of computer programs which were written using two digits (rather than the actual four) to identify the year in the date field. This old approach was intended to save processing time and storage space within computers and was continued in use until the mid 1990s. If not corrected, affected systems and devices containing computer chips or clocks could roll back to 1900 instead of moving forward to 2000. Some systems and devices may continue to function even if this occurs. Others may experience interruptions in service, processes or obtain erroneous results.
     In an effort to recognize these critical systems or devices with potential business consequences, the Corporation is utilizing internal and external resources to conduct detailed assessments of critical systems and devices. To ensure a thorough approach to the year 2000, the Corporation has assembled a diverse oversight and advisory team from all businesses with experienced information systems, legal, communications and operating leadership to work on our enterprise-wide year 2000 program. This initiative covers not only the Corporation's information technology systems and computer applications, but also considers hardware, embedded systems and components internal and external to our organizations. The Corporation's program considers not only our businesses and technology areas but also those of our customers and suppliers.
     The Corporation's operations are dependent upon complex computer systems for many aspects of its businesses. These different computer information systems include AS/400, client server and distributed systems. The Corporation's goal is to have mission-critical systems or devices that are required to maintain operations ready for the year 2000. Year 2000 ready means that the system or device has been deemed suitable to operate after December 31, 1999. Many of the Corporation's mission-critical systems have been replaced or will be replaced in advance of the year 2000. Remediation plans include prioritizing our efforts based on when the systems might first experience malfunctions as well as possible impact on our customers. The Corporation is on target to remediate all critical applications early in 1999 and then will devote the remainder of 1999 to work on final interface issues, remediation, testing and fine-tuning critical items.
     The Corporation's costs to prepare for the year 2000 were approximately $2 million during 1998 and an estimated additional $2 million will be incurred during 1999. These costs have been expensed as incurred or capitalized in accordance with our accounting policy for software development costs.
     The Corporation's systems and operations with respect to the year 2000 issue may also be affected by other third parties with which the Corporation transacts business. We rely upon other companies to supply us with products and services necessary to operate our businesses. If key third parties cannot provide us with products and services as a result of their own year 2000 problem, it could have a material adverse effect upon our operations. The extent of such impact would depend upon the duration of such interruption and our costs and ability to find alternative sources of products and services.
The Corporation is currently working with third parties to determine the potential adverse consequences, if any, that could result from such entities' failure to effectively address the year 2000 issue.
     The Corporation's primary focus has been directed at resolving the year 2000 problem. While the Corporation expects that the majority of its systems and devices to be year 2000 ready, the Corporation is developing a contingency plan specifying what will be done if the Corporation or important third parties are not year 2000 ready. The Corporation anticipates that the majority of the contingency plan will be based on manual backup systems, procedures and practices, as well as the identification of alternative suppliers for key products or services. The contingency plan is expected to be completed by June 30, 1999.
     This Annual Report contains forward-looking statements within the meaning of the securities laws. The Corporation cautions that, while it believes such statements to be based on reasonable assumptions and makes such statements in good faith, there can be no assurance that the actual results will not differ materially from such assumptions or that the expectations set forth in the forward-looking statements derived from such assumptions will be realized. Investors should be aware of important factors that could have a material impact on future results. These factors include, but are not limited to, weather, the federal and state regulatory environment, the economic climate, regional, commercial, industrial and residential growth in the service territories served by the Corporation and its subsidiaries, customers' usage patterns and preferences, the speed and degree to which competition enters the Corporation's industries, the timing and extent of changes in commodity prices, changing conditions in the capital and equity markets, and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Corporation.

REPORT OF MANAGEMENT
     The management of NorthWestern is responsible for the integrity and objectivity of the financial information contained in this Annual Report. The consolidated financial statements, which necessarily include some amounts which are based on informed judgments and estimates of management, have been prepared in conformity with generally accepted accounting principles.
     In meeting this responsibility, management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that the assets of the Corporation are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization and a program of internal auditing. The Board of Directors, through its Audit Committee, which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants and the internal audit staff have unrestricted access to the Audit Committee, without management's presence, to discuss auditing, internal accounting control and financial reporting matters.
     Arthur Andersen LLP, an independent public accounting firm, has been engaged annually to perform an audit of the Corporation's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes examining, on a test basis, supporting evidence, assessing the Corporation's accounting principles and significant estimates made by management, and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the operating results and financial condition of the Corporation.



Merle D. Lewis           Richard R. Hylland
Chairman and             President and
Chief Executive Officer  Chief Operating Officer



Consolidated Statements of Income
Years Ended December 31,
(In Thousands Except Per Share Amounts)

                                   1998            1997              1996

Operating Revenues           $ 1,187,187       $ 918,070         $ 344,009
Cost of Sales                    839,787         695,045           180,426
                              ----------        --------          --------
Gross Margins                   347,400          223,025           163,583
                              ----------        --------          --------
Operating Expenses:
 Selling, general and
 administrative expenses        230,833          132,793            93,751
   Depreciation and amortization 42,626           31,235            19,414
                              ---------         --------          --------
                                273,459         164,028            113,165
                              ---------         --------          --------
Operating Income                 73,941          58,997             50,418

Interest Expense                (35,732)        (31,476)           (18,668)
Investment Income and Other       6,145          11,564              9,719
                              ---------         --------          --------

Income Before Income Taxes and
 Minority Interests              44,354          39,085             41,469
Provision for Income Taxes      (13,196)        (11,111)           (15,415)
                              ----------        --------         ---------
Income Before Minority Interests 31,158          27,974             26,054
Minority Interests                 (767)         (1,710)                 -
                              ----------        --------         ---------
Net Income                       30,391          26,264             26,054
Minority Interests on Preferred
 Securities of Subsidiary Trusts (3,114)         (2,641)            (2,641)
Dividends on Cumulative
 Preferred Stock                   (191)           (212)              (550)
                              ----------        --------         ---------
Earnings on Common Stock     $    27,086      $  23,411         $   22,863
                                 =======        =======            =======

Average Common Shares Outstanding 18,660         17,843             17,840
Earnings Per Average Common Share
   Basic                     $      1.45      $    1.31         $     1.28
   Diluted                   $      1.44      $    1.31         $     1.28
Dividends Declared Per Average
  Common Share               $      .985      $    .933         $     .890

See Notes to Consolidated Financial Statements


Consolidated Statements of Cash Flows

Years Ended December 31,
(In Thousands)                         1998        1997       1996

Operating Activities:
   Net income                       $  30,391    $ 26,264    $ 26,054
   Items not affecting cash:
      Depreciation and amortization    42,626      31,235      19,414
      Deferred income taxes             1,548       4,439       5,830
      Minority interests in net income
      of consolidated subsidiaries        767       1,710           -
      Investment tax credits             (562)       (559)       (561)
      Changes in current assets and
      liabilities, net of acquisitions:
         Accounts receivable           26,388        (363)       (333)
         Inventories                   24,715       8,325      (4,374)
         Other current assets          (8,682)          -      (4,308)
         Accounts payable             (19,484)    (11,364)     15,712
         Accrued expenses             (30,427)      6,945       4,501
      Other, net                        2,610      (3,965)     (1,032)
                                     ---------    --------     --------
Cash flows provided by operating
 activities                            69,890      62,667      60,903
                                     ---------    --------     --------
Investment Activities:
   Property, plant and equipment
    additions                         (22,625)    (22,400)    (35,170)
   Sale (purchase) of noncurrent
    investments, net                  (68,974)     36,621    (107,426)
   Acquisitions and growth
    expenditures                     (318,113)    (58,936)    (26,521)
                                     ---------    --------   ---------
      Cash flows used in investing
       activities                    (409,712)    (44,715)   (169,117)
                                     ---------    --------  ----------
 Financing Activities:
   Dividends on common and preferred
    Stock                             (19,092)    (16,852)    (16,428)
   Minority interests on preferred
    securities of subsidiary trusts    (3,114)     (2,641)     (2,641)
   Subsidiary payment of common unit
    distributions                     (29,145)    (17,708)          -
   Proceeds from issuance of common
    units                              95,592           -           -
   Issuance of nonrecourse subsidiary
    debt                               84,723      29,499      21,654
   Repayment of nonrecourse subsidiary
    debt                              (37,107)     (7,544)       (340)
   Issuance of long-term debt          97,161           -           -
   Repayment of long-term debt         (5,000)    (22,500)          -
   Issuance of preferred securities of
    subsidiary trusts                  49,816           -           -
   Issuance of common stock           107,813           -           -
   Proceeds from exercise of warrants   3,177           -           -
   Retirement of preferred stock            -           -         (10)
   Retirement of subsidiary preferred
    stock                                   -      (2,687)          -
   Short-term borrowings               11,554           -      35,500
                                    ---------     --------    --------
      Cash flows provided by
      (used in) financing activities  356,378     (40,433)     37,735
                                    ---------    ---------    --------
CornerStone Propane Partners
  Formation Transactions:
   Acquisition of CGI Holdings,
    net of cash acquired                  -            -      (68,962)
   Issuance of CornerStone Propane
    Partners common units                 -            -      191,804
   Issuance of CornerStone Propane
    Partners long-term debt               -            -      220,000
   Repayment of long-term debt and
    short-term financings                 -            -     (229,571)
   Other fees and expenses                -            -      (10,554)
                                    ---------     --------   ---------
     Cash flows provided by CornerStone
     Propane Partners formation
     transactions                         -            -      102,717
                                    ---------     --------  ----------
Increase (Decrease) in Cash and
 Cash Equivalents                     16,556      (22,481)     32,238
Cash and Cash Equivalents, beginning
  of year                             14,309       36,790       4,552
                                    --------     --------     -------
Cash and Cash Equivalents,
 end of year                      $  30,865    $   14,309   $  36,790
                                   ========      ========     =======
See Notes to Consolidated Financial Statements


Consolidated Balance Sheets
December 31,
(In Thousands)                             1998                1997
ASSETS
Current Assets:
   Cash and cash equivalents      $      30,865         $    14,309
   Accounts receivable, net             131,541              90,749
   Inventories                           72,805              36,015
   Other                                 31,957              15,335
                                     ----------          ----------
                                        267,168             156,408
                                     ----------          ----------
Property, Plant and Equipment, Net      629,278             545,622
                                     ----------          ----------
Goodwill and Other Intangible
  Assets, Net                           631,029             237,044
                                     ----------          ----------
Other Assets:
   Investments                          152,470             121,587
   Other                                 56,271              45,462
                                     ----------          ----------
                                        208,741             167,049
                                     ----------          ----------
                                $     1,736,216     $     1,106,123
                                     ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current maturities of
    long-term debt              $        20,060     $         7,814
   Short-term debt - nonrecourse         11,554                   -
   Accounts payable                     113,036              89,064
   Accrued expenses                      64,779              47,686
                                     ----------           ---------
                                        209,429             144,564
                                     ----------           ---------
Long-term Debt                          256,350             156,350
Long-term Debt of Subsidiaries
 - nonrecourse                          332,525             268,931
Deferred Income Taxes                    74,072              72,884
Other Noncurrent Liabilities            101,787              60,826
                                     ----------           ---------
                                        764,734             558,991
                                     ----------           ---------
Commitments and Contingencies
 (Notes 2, 6, 7, 12)
 Minority Interests                     388,702             199,722
                                      ---------           ---------
Preferred Stock, Preference Stock
  and Preferred Securities:
   Preferred stock -  4 1/2% series      2,600               2,600
   Redeemable preferred stock
    - 6 1/2% series                      1,150               1,150
   Preference stock                          -                   -
   Corporation obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts                   87,500              32,500
                                      --------            --------
                                        91,250              36,250
                                      --------            --------
Shareholders' Equity:
   Common stock                         40,279              31,224
   Paid-in capital                     158,530              56,595
   Retained earnings                    81,100              72,915
   Accumulated other comprehensive
    income                               2,192               5,862
                                       -------            --------
                                       282,101             166,596
                                       -------            --------
                                $    1,736,216      $    1,106,123
                                     =========           =========
See Notes to Consolidated Financial Statements


Consolidated Statements of Shareholders' Equity
                                                         Accumulated
                          Number of                        Other      Total
                      Common Common Paid-in Retained Comprehensive Shareholders'
(In Thousands)        Shares Stock  Capital Earnings    Income      Equity


Balance at December
 31, 1995             17,840 $31,220 $56,595 $59,159    $5,704     $152,678

Comprehensive income:
   Net income             -        -       -  26,054         -       26,054
   Other comprehensive
   income, net of tax:
     Unrealized gain on
    marketable securities
    net of reclassification
    adjustment            -        -       -       -     4,142       4,142
Distributions declared on
 minority interests in
 preferred securities of
 subsidiary trusts        -        -       -   (2,641)        -     (2,641)
Dividends declared on
 preferred stock          -        -       -     (550)        -       (550)
Dividends declared on
 common stock             -        -       -  (15,878)        -    (15,878)
                     ---------  ------- ----- --------    -------  --------
Balance at December 31,
  1996                17,840    31,220 56,595  66,144      9,846   163,805

Comprehensive income:
   Net income             -        -       -   26,264         -     26,264
   Other comprehensive
   income, net of tax:
   Unrealized loss on
   marketable securities
   net of reclassification
   adjustment             -        -       -       -      (3,984)  (3,984)
Common stock issued       3        4       -       -           -        4
Distributions declared on
  minority interestsin
  preferred securities of
  subsidiary trusts      -         -       -   (2,641)         -   (2,641)
Dividends declared on
 preferred stock         -         -       -     (212)         -     (212)
Dividends declared on
 common stock            -         -       -  (16,640)         -  (16,640)
                    -------   --------   ---- --------     ------ --------
Balance at December
 31, 1997           17,843     31,224  56,595   72,915      5,862  166,596

Comprehensive income:
   Net income           -          -      -     30,391         -    30,391
   Other comprehensive
   income, net of tax:
    Unrealized loss on
    marketable securities
    net of reclassification
    adjustment          -         -       -         -      (3,670) (3,670)
Common stock issued  5,000     8,750  99,063        -           - 107,813
Proceeds from exercise of
 warrants              174       305   2,872        -           -   3,177
 Distributions declared
  on minority interests
  in preferred securities
  of subsidiary trusts  -          -       -    (3,114)         -  (3,114)
Dividends declared on
 preferred stock        -          -       -      (191)         -    (191)
Dividends declared on
 common stock           -          -       -   (18,901)         - (18,901)
                    --------  -------- ------- --------    ------- -------
Balance at December
  31, 1998           23,017  $ 40,279 $ 158,530 $81,100     $2,192 $282,101
                     ======   =======   ======= =======     ====== ========
See Notes to Consolidated Financial Statements


NOTES TO FINANCIAL STATEMENTS
1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS:
     NorthWestern Corporation (the Corporation) is a service and solutions company providing energy, communications and related services to customers throughout North America. A division of the Corporation is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to Midwestern customers. Through CornerStone Propane Partners, L.P. (CornerStone), the Corporation is engaged in retail and wholesale propane distribution business located throughout North America. CornerStone is a publicly traded Delaware limited partnership, formed to acquire and operate propane businesses and assets. A wholly owned subsidiary of the Corporation serves as the general partner of CornerStone and manages and operates CornerStone's business. (For a detailed description of the Partnership Formation and related transactions, see
Note 2.) At December 31, 1998, the Corporation owns a combined 30% effective interest in the Partnership. Through Blue Dot Services Inc. (Blue Dot., formerly ServiCenter USA), the Corporation has become a national provider of heating, ventilating, air conditioning, plumbing and related services (HVAC) by acquiring existing companies throughout the U.S. Through Expanets, Inc. (Expanets, formerly Communication Systems USA), the Corporation has become a national provider of integrated communications, data solutions and network services to business customers by acquiring companies throughout the U.S.

BASIS OF CONSOLIDATION:
     The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned or controlled subsidiaries, including CornerStone, Blue Dot. and Expanets. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The Corporation's regulated businesses are subject to various state and federal agency regulation. The public unitholders' interest in CornerStone's net assets subsequent to the Partnership Formation is reflected as a minority interest in the consolidated financial statements. Equity interest of the former owners of companies acquired by Blue Dot. and Expanets who continue to hold an interest in Blue Dot. and Expanets are reflected as minority interests in the consolidated financial statements.

USES OF ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS:
     The Corporation generally considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE, NET:
     Accounts receivable is stated net of allowance for doubtful accounts of $6.1 million and $3.6 million at December 31, 1998 and 1997.

INVESTMENTS AND FAIR VALUE OF
FINANCIAL INSTRUMENTS:
     The Corporation's investments consist primarily of short-maturity, fixed-income securities and corporate preferred and common stocks. In addition, the Corporation has investments in privately held entities and ventures, safe harbor leases and various money market and tax exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), `Accounting for Certain Investments in Debt and Equity Securities.' SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.
     The Corporation's securities are classified under the provisions of SFAS 115 as follows (in thousands):

                                                            Unrealized
                                   Fair Value     Cost         Gain
December 31, 1998:
    Preferred Stocks                 $41,547     $39,560       $1,987
    Marketable Securities             30,045      27,376        2,669
December 31, 1997:
    Preferred Stocks                 $64,849     $62,197       $2,652
    Marketable Securities             29,470      23,094        6,376

     The combined unrealized gain, net of tax, at December 31, 1998 and 1997, was $3.0 million and $5.9 million. Held to maturity securities are reported at cost, which approximated fair value and at December 31, 1998 and 1997, was $80.9 million and $27.3 million.
     The Corporation uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1998, 1997 and 1996.
     Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Corporation's long-term debt approximates its market value.
     CornerStone routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and liquefied petroleum gas (LPG) inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. Net realized gains and losses on these contracts are generally not material.

REVENUE RECOGNITION:
     Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers. HVAC and communication revenues are recognized as goods are delivered to customers or services are performed.

PROPERTY, PLANT AND EQUIPMENT:
     Property, plant and equipment are stated at cost of acquisition less a depreciation reserve. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciable property has estimated useful lives which range from 3 to 40 years.
     Depreciation rates include a provision for the Corporation's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent assets.
     When property for the propane, HVAC or communications interests are retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is credited or charged to operations. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas property. Maintenance and repairs are expensed as incurred, while replacements and betterments that extend estimated useful lives are capitalized. Property, plant and equipment at December 31 consisted of the following (in thousands):

                                         1998                1997
Land and improvements              $    19,871         $    15,808
Building and improvements               66,941              63,658
Storage, distribution,
  transmission and generation          611,052             567,514
Other equipment                        128,002              73,912
                                   -----------          ----------
                                       825,866             720,892
Less accumulated depreciation         (196,588)           (175,270)
                                   -----------          ----------
                                  $    629,278        $    545,622
                                       =======            ========
COMPUTER SOFTWARE COSTS:
     The Corporation includes in property, plant and equipment external and incremental internal costs associated with computer software we develop for use in our businesses. Capitalization begins when the costs of the preliminary stage of the project is completed. These costs are amortized on a straight-line basis over an estimated useful life once the installed software is ready for its intended use.

GOODWILL AND OTHER INTANGIBLES:
     The excess of the cost of businesses acquired over the fair market value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill. Other intangibles, consists principally of costs of covenants not to compete. Intangibles and goodwill are being amortized over the estimated periods benefited, which range from 3 to 40 years. Financing costs are amortized over the term of the applicable debt.
     The Corporation's policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount is not recoverable, the Corporation's policy is to reduce the carrying amount of these assets to fair value.

(in thousands)                     1998           1997
Goodwill                         $611,847       $231,459
Noncompete agreements              17,585          4,266
Financing costs                    21,936          7,949
                                 --------       --------
                                  651,368        243,674
Less accumulated amortization     (20,339)        (6,630)
                                 --------       --------
                                 $631,029       $237,044
                                 ========       ========
INCOME TAXES:
     Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, the difference in the recognition of revenues for book and tax purposes, and natural gas costs, which are deferred for book purposes but expensed currently for tax purposes.
     For book purposes, investment tax credits were deferred and are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

REGULATORY ASSETS AND LIABILITIES:
     The regulated operations of the Corporation are subject to the provisions of Statement of Financial Accounting Standards No. 71 (SFAS 71), `Accounting for the Effects of Certain Types of Regulations.' Regulatory assets represent probable future revenue to the Corporation associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.
     If all or a separable portion of the Corporation's operations becomes no longer subject to the provisions of SFAS 71, an evaluation of future recovery from related regulatory assets and liabilities would be necessary. In addition, the Corporation would determine any impairment to the carrying costs of deregulated plant and inventory assets.

NEW ACCOUNTING STANDARDS:
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), `Accounting for Derivative Instruments and Hedging Activities.' The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Corporation is evaluating the impacts of adopting SFAS 133 on its financial statements. The impact of SFAS 133 will likely depend upon the extent of use of derivative instruments and their designation and effectiveness as hedges of market risk.

RECLASSIFICATIONS:
     Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation. Such reclassifications had no impact on net income or shareholders' equity as previously reported. Shares outstanding and earnings per share amounts have been adjusted to reflect the May 1997 stock split.

SUPPLEMENTAL CASH FLOW INFORMATION:

(in thousands)                          1998      1997      1996
Cash paid during the year for:
   Income taxes                       $17,629   $8,940     $6,271
   Interest                            35,162   30,090     18,645
Noncash transactions
 during the year for:
   Assumption of debt as
    part of acquisitions               28,572    1,551    149,516

2.   BUSINESS COMBINATIONS AND ACQUISTIONS

MASTER LIMITED PARTNERSHIP
OFFERING AND ACQUISITIONS:
     On December 17, 1996, a wholly owned subsidiary of NorthWestern Growth Corporation acquired CGI Holdings, Inc. (Coast). Immediately after the acquisition, the Corporation combined the propane distribution businesses of Coast, Empire Energy Corporation (Energy), Myers Propane Gas Corporation (Myers), and Synergy Group Incorporated (Synergy) into CornerStone. As part of an IPO on the same date, CornerStone sold a total of 9,821,000 Common Units at a price to the public of $21 a Unit. In January 1998, CornerStone sold an additional 1,960,000 Common Units at a price to the public of $22.125 per Unit.
     The net proceeds of $191.8 million from the sale of 9,821,000 Common Units of CornerStone and the net proceeds from the issuance of $220 million face value of CornerStone Senior Notes were used to repay term and revolving debt of Coast, Energy and Synergy, including accrued interest and any prepayment premiums which were assumed by the Partnership. In addition, the preferred stock of Synergy was redeemed at a premium. As a result of these repayments, the Corporation recorded a one-time, after-tax gain of $.09 per share from the prepayment of the term debt and redemption of preferred stock investment in Synergy.
     On December 11, 1998, the Partnership acquired the operations of Propane Continental, Inc. (PCI), a retail and wholesale propane distributor for approximately $121 million, including debt to be refunded. The acquisition was financed with Common Unit equity and long-term debt. The acquisition was accounted for under the purchase method of accounting. PCI operates 34 retail propane customer service centers in 11 states. Through Tri Power Fuels, PCI's wholesale business, PCI distributes propane and other natural gas liquids to independent dealers, resellers and end users predominately in the West, Midwest and Northeast sections of the country.
     On December 31, 1998, the Partnership acquired the operations of ERI Services Canada, Ltd. and ERI Services, Inc. for approximately $4.5 million. Both of these entities are engaged in wholesale natural gas purchases and sales. The majority of their business is in Canada with a limited amount of business in the northeastern U.S.
     At December 31, 1998, CornerStone's capital consisted of 16,444,096 Common Units, 6,597,619 Subordinated Units representing limited partner interests and a 2% aggregate general partner interest. At December 31, 1998, the Corporation's wholly and majority-owned subsidiaries owned all 6,597,619 Subordinated Units and an aggregate 2% general partner interest in the Partnership, or a combined 30% effective interest in the Partnership.

BLUE DOT SERVICES INC.:
     In 1997, NorthWestern formed Blue Dot. to acquire and operate HVAC companies in the U.S. At December 31, 1998, Blue Dot. had acquired 28 companies in 18 states with a total NorthWestern investment of $87.0 million. At
December 31, 1998, NorthWestern owned a 94.8% voting interest in Blue Dot. through common and preferred stock ownership.

EXPANETS, INC.:
     In 1997, NorthWestern formed Expanets to acquire and operate communication companies in the U.S. At December 31, 1998, Expanets had acquired 18 companies in 25 states with a total NorthWestern investment of $108.3 million. At December 31, 1998, NorthWestern owned a 93.8% voting interest in Expanets through common and preferred stock ownership.

     The acquisitions made by Blue Dot. and Expanets were effected utilizing cash or stock (of Blue Dot. or Expanets) and generally with a combination of both. In connection with certain acquisitions where the merger consideration included stock, both Blue Dot. and Expanets entered into exchange agreements with the sellers that typically do not exceed two years. Under such agreements, the seller can elect to exchange the stock of Blue Dot. or Expanets that they received in connection with the acquisition back to the Corporation for, at the Corporation's option, either stock of the Corporation or cash at a predetermined exchange rate.
     All acquisitions of CornerStone, Blue Dot. and Expanets were accounted for under the purchase method of accounting with the excess of the purchase price over the fair value of assets acquired recorded as goodwill based upon the preliminary estimates of fair value and are subject to further changes. Had the acquisitions of CornerStone, Blue Dot. and Expanets occurred on January 1, 1997, combined unaudited pro forma results for the year ended December 31, 1997, as prescribed under Accounting Principles Board Opinion No. 16 (APB 16) `Business Combinations,' would have been: revenues $1.8 billion, net income $37.7 million and diluted earnings per share $1.34. The combined unaudited pro forma results for the year ended December 31, 1998, would have been: revenues $2.0 billion, net income $41.1 million and diluted earnings per share $1.48. The pro forma disclosures required under APB 16 are not indicative of past or future operating results.

3.   SHORT-TERM BORROWINGS

     The Corporation may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit. At December 31, 1998, the Corporation's aggregate lines of credit available were $75 million. The Corporation pays an annual fee generally equivalent to .1% to .25% of the unused lines. There were no line of credit borrowings or commercial paper outstanding at December 31, 1998 and 1997.
     Expanets entered into a Bank Credit Facility in December 1998 with a commercial bank. The Bank Credit Facility consists of a $15 million Working Capital Facility. There were $11.6 million of borrowings outstanding under the Working Capital Facility at December 31, 1998. The Bank Credit Facility bears interest at a variable rate tied to the Eurodollar or prime rate plus a stated margin for each rate. The Bank Credit Facility matures in June 1999. The Facility is not secured, however, Expanets is subject to restrictive covenants which include a) restrictions on other indebtedness, b) limits on mergers, acquisitions and dispositions, and c) minimum investment in Expanets by the Corporation.

4.   LONG-TERM DEBT

     Substantially all of the Corporation's electric and natural gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Corporation may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture. In March 1997, the Corporation retired early the $7.5 million outstanding of the 8.9% series general mortgage bonds. In July 1997, the Corporation retired early the $15 million outstanding of the 8.824% series general mortgage bonds. As part of a financing transaction in November 1998, the Corporation issued $105 million of 6.95%, 30-year senior unsecured debt. The proceeds were used to repay short-term indebtedness and for general corporate purposes. The following tables summarize the Corporation's long-term obligations at December 31 (in thousands):
                                        Due            1998           1997
Long-Term Debt:
Senior Unsecured Debt - 6.95%          2028         $105,000      $     -
General mortgage bonds -
   6.99%                               2002           20,000        25,000
   7.10%                               2005           60,000        60,000
   7%                                  2023           55,000        55,000
Pollution control obligations -
   5.85%, Mercer Co., ND               2023            7,550         7,550
   5.90%, Salix, IA                    2023            4,000         4,000
   5.90%, Grant Co., SD                2023            9,800         9,800
Less current maturities                               (5,000)       (5,000)
                                                      -------      -------
                                                    $256,350      $156,350
                                                    =========     ========
Long-Term Debt of Subsidiaries - nonrecourse:
Senior Secured Debt -
   7.53%                               2010         $220,000      $220,000
   7.33%                               2010           85,000             -
Bank Credit Facility                   1999            1,700        36,000
Other term debt                                       40,885        15,745
Less current maturities                              (15,060)       (2,814)
                                                    ---------      --------
                                                    $332,525       $268,931
                                                    =========     =========
     In conjunction with the Partnership Formation in December 1996, the Partnership issued $220 million in First Mortgage Notes (Mortgage Notes). These Mortgage Notes are collateralized by substantially all of the assets of the Partnership and rank pari passu with the Bank Credit Facility. The Mortgage Notes bear interest at a fixed rate of 7.53% payable semi-annually and mature in the year 2010 with eight equal annual installments beginning in the year 2003. The Partnership may, at its option and under certain circumstances following the disposition of assets, be required to offer to prepay the Mortgage Notes in whole or in part. The Mortgage Notes agreement contains restrictive covenants applicable to the Partnership including a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. Generally, as long as no default exists or would result, the Partnership is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.
     As part of a financing transaction in December 1998, the Partnership issued$85 million of Senior Secured Notes (Senior Notes). These Senior Notes are collateralized by substantially all of the assets of the Partnership and ranks pari passu with existing notes and borrowings under the Bank Credit Facility. The Senior Notes bear interest at a fixed rate of 7.33% payable semi-annually and mature in the year 2010 with eight annual installments beginning in the year 2003. The Senior Notes agreement contains the same restrictive covenants as those associated with the 1996 Mortgage Notes.
     The Partnership also has a Bank Credit Facility with a group of commercial banks. The Bank Credit Facility consists of a combined $110 million Working Capital and Acquisition Facilities to finance propane business acquisitions. There were $1.7 million of combined borrowings outstanding under the Working Capital and Acquisition Facilities. There were $36.0 million of combined borrowings outstanding under the Working Capital and the Acquisition Facilities at December 31, 1997. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin for either rate which depends upon the Partnership's ratio of consolidated debt to consolidated cash flow. The Bank Credit Facility matures in December 1999. The Bank Credit Facility is collateralized by substantially all the assets of the Partnership and ranks pari passu with the Mortgage Notes. The Bank Credit Facility contains restrictive covenants applicable to the Partnership including
a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of the Partnership, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. They also require that the Partnership maintain a ratio of total funded indebtedness to consolidated cash flow, as defined. Generally, as long as no default exists or would result, the Partnership is permitted to make cash quarterly distributions in an amount not to exceed Available Cash, as defined.
     The balance of other nonrecourse debt is generally comprised of the debt assumed and issued in conjunction with acquisitions of $40.9 million and $15.8 million at December 31, 1998 and 1997.
     Annual scheduled consolidated retirements of long-term debt during the next five years are $20.1 million in 1999, $10.2 million in 2000, $8.9 million in 2001, $8.0 million in 2002 and $40.2 million in 2003.

5.   INCOME TAXES

     Income tax expense is comprised of the following (in thousands):
                                   1998           1997           1996
Federal income:
   Current tax expense          $12,945         $4,620          $9,174
   Deferred tax expense          (1,069)         6,512           5,830
   Investment tax credit           (562)          (559)           (561)
State income                      1,882            538             972
                                -------         -------        --------
                                $13,196        $11,111         $15,415
                                =======        =======         =======
     The following table reconciles the Corporation's effective income tax rate to the federal statutory rate:

                                      1998           1997           1996
Federal statutory rate                  35   %         35   %         35   %
   State income, net of federal
    benefit                              2              1              2
   Amortization of investment tax credit(1)            (2)            (1)
   Dividends received deduction         (7)            (2)            (1)
   Other, net                            1              1              2
                                    ----------     ---------       --------
                                        30   %         33  %         37   %
                                    ==========     =========      =========

     The components of the net deferred income tax liability recognized in the Corporation's Consolidated Balance Sheets are related to the following temporary differences at December 31 (in thousands):
                                        1998                   1997

Excess tax depreciation          $   (80,556)            $  (79,366)
Safe harbor leases                    (4,192)                (4,514)
Property basis and life differences  (11,027)               (12,902)
Asset sales                           (3,967)                (4,273)
Regulatory assets                     (2,732)                (3,057)
Regulatory liabilities                 4,125                  4,512
Unbilled revenue                       2,360                  5,746
Unamortized investment tax credit      3,385                  3,491
Unrealized gain on investments        (3,308)                (3,399)
Other, net                            21,840                 20,878
                                  -------------           ------------
                                $    (74,072)            $  (72,884)
                                  =============          =============

6.   TEAM MEMBER BENEFIT PLANS

     The Corporation maintains a noncontributory defined benefit pension plan. The benefits to which a team member is entitled under the plan are derived using a formula based on the number of years of service and compensation levels, as defined. The Corporation determines the annual funding for its plan using the frozen initial liability cost method. The Corporation's annual contribution is funded in accordance with the requirements of ERISA. Assets of the plan consist primarily of debt and equity securities.
     Following is a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31, of both years (in thousands):

                                               1998                1997
Reconciliation of benefit obligation:
Obligation at January 1                      $54,656             $50,058
Service cost                                   1,012                 981
Interest cost                                  3,689               3,499
Participant contributions                          -                   -
Amendments                                         -               1,779
Actuarial (gain) loss                          1,009               1,712
Acquisition                                        -                   -
Benefits paid                                 (3,649)             (3,373)
                                           ----------           --------
Benefit obligation at end of year             56,717              54,656
                                           ----------           --------
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1        64,389              56,507
Actual return on plan assets                  12,707              10,024
Acquisition                                        -                   -
Employer contributions                             -               1,231
Participant contributions                          -                   -
Benefits paid                                 (3,649)             (3,373)
                                            ---------           ---------
Fair value of plan assets at end of year      73,447              64,389
                                            ---------           ---------
Funded status:
Funded status at December 31                  16,730               9,734
Unrecognized transition amount                 1,083               1,237
Unrecognized net actuarial loss              (16,755)            (10,665)
Unrecognized prior service cost                3,320               3,820
                                             -------            --------
Prepaid (accrued) benefit cost                $4,378              $4,126
                                             =======             =======
     The following table provides the components of net periodic benefit cost for the plans for 1998, 1997 and 1996 (in thousands):
                                   1998      1997      1996

Service cost                     $1,012      $981      $958
Interest cost                     3,689     3,499     3,506
Expected return on plan assets   (5,307)   (4,681)   (4,377)
Amortization of transition
   (asset) obligation               155       155       155
Amortization of prior service cost  500       278       278
Amortization of net (gain) loss    (302)     (106)     (193)
                                --------  --------   -------
Net periodic benefit cost         $(253)     $126      $327
                                ========  ========   =======
     The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.
The assumptions used in calculating the projected benefit obligation for 1998, 1997 and 1996 were as follows:
                                         1998      1997          1996

Discount rate                           6.75%      7.00%        7.25%
Expected rate of return on assets       8.50%      8.50%        8.50%
Long-term rate of increase in
  compensation levels                   3.00%      3.00%        3.00%

     The Corporation provides a team member savings plan, which permits a team member to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plan, a team member may elect to direct up to 12 percent of their gross compensation be contributed to the plan (subject to a maximum dollar amount as specified by applicable regulations). The Corporation contributes 50 cents for every one dollar contributed by the employee, up to a maximum Corporation contribution of 3% of the team member's gross compensation. The Corporation also provides an Employee Stock Ownership Plan (ESOP) for full-time team members. The ESOP is funded primarily with federal income tax savings, which arise from tax laws applicable to such team member benefit plans. Certain Corporation contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of team members during the particular year for which allocation is made. Costs incurred under the plan were $1.6 million, $1.5 million and $1.4 million in 1998, 1997 and 1996.
     The Corporation also has various supplemental retirement plans for outside directors and selected management team members. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Corporation provides life insurance benefits to beneficiaries of eligible team members who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Corporation has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $1.5 million, $1.2 million and $1.3 million in 1998, 1997 and 1996.
    CornerStone has a Restricted Unit Plan (the `Restricted Unit Plan') which authorizes the issuance of Common Units with an aggregate value of $17.5 million to directors, executives, managers and selected supervisors of the Partnership. The value of the Restricted Common Unit is established by the market price of the Common Unit at the date of grant. As of December 31, 1998, Restricted Common Units with a value of $13.8 million have been awarded.
     CornerStone, Blue Dot. and Expanets provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plans, the team member may elect to direct a percentage of their gross compensation be contributed to the plans. CornerStone, Blue Dot. and Expanets, at their discretion, may match a portion of the team member contribution.

7.   JOINTLY OWNED PLANTS

     The Corporation has an ownership interest in three major electric generating plants, all of which are operated by other utility companies. The Corporation has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Corporation's interest in each plant is reflected in the Consolidated Balance Sheets on a prorate basis, and its share of operating expenses is reflected in the Consolidated Statements of Income. The participants each finance their own investment. Information relating to the Corporation's ownership interest in these facilities at December 31, 1998, is as follows (in thousands):
                                  Big Stone        Neal #4         Coyote I

Plant in service                   $46,813         $33,711          $46,646
Accumulated depreciation           $26,444         $18,059          $21,467

8.   OPERATING LEASES

     The Corporation leases office, office equipment and warehouse facilities under various long-term operating leases. At December 31, 1998, future minimum lease payments under noncancelable lease agreements are as follows:
     1999   $8,456
     2000    7,204
     2001    5,723
     2002    4,087
     2003    2,887
Thereafter   3,734

9.   STOCK OPTIONS AND WARRANTS

     In May 1998, the Corporation adopted the NorthWestern Stock Option and Incentive Plan (the `Plan'). Under the Plan, the Corporation has reserved 1,338,189 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee of the Corporation's Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of the Corporation's common stock at the grant date. The options are outstanding for 10 years following the date of grant. In addition, the Corporation issued 1,279,476 warrants to purchase shares of NorthWestern common stock in connection with a previous acquisition. A summary of the activity of stock options and warrants are as follows:
                                           Stock Options
                                                              Exercise
                                      Shares                    Price
Outstanding at December 31, 1997          -                         -
Issued                              188,500                    $23.00
Exercised                                 -                         -
                                   --------                   -------
Outstanding at December 31, 1998    188,500                    $23.00
                                   ========                   =======

                                            Stock Warrants
                                                              Exercise
                                     Shares                     Price
Outstanding at December 31, 1997        -                         -
Issued                             1,279,476                 $ 18.225
Exercised                            174,318                 $ 18.225
                                   ---------                 --------
Outstanding at December 31, 1998   1,105,158                 $ 18.225
                                   =========                 ========
     The Corporation follows Accounting Principles Board Opinion 25, `Accounting for Stock Issued to Employees,' to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.
     An alternative method of accounting for stock options is SFAS 123, `Accounting for Stock-Based Compensation.' Under SFAS 123, team member stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Corporation's stock option plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS 123, the pro forma information for 1998 would have been as follows (in thousands except per share amounts):
          Earnings on common stock:
               As reported         $27,086
               Pro forma           $26,607
          Diluted earnings per share:
               As reported           $1.44
               Pro forma             $1.41

     The weighted average Black-Scholes value of options granted under the stock option plan during 1998 was $3.91. The 1998 value was estimated using an expected life of eight years, 3.8% dividend yield, volatility of 16.9% and risk-free interest rate of 5.08%.

10.  EARNINGS PER SHARE

     In 1998, the Corporation adopted SFAS No. 128, `Earnings Per Share,' which establishes two methods for calculating earnings per share, basic and diluted, and simplifies the previous standards for computing earnings per share. Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants. The following table presents the shares used in computing the basic and diluted earnings per share for 1998, 1997 and 1996 (in thousands):

                                   1998           1997           1996
Average common
  shares outstanding for
  basic computation              18,660         17,843         17,840
Dilutive effect of:
   Stock options                      5              -              -
   Stock warrants                   151              -              -
                                 -------       -------         ------
Average common
  shares outstanding for
  diluted computation            18,816         17,843         17,840
                                 ======         ======         ======

11.  PARTNERSHIP DISTRIBUTIONS

     The Partnership makes distributions to its partners with respect to each fiscal quarter of the Partnership in an aggregate amount equal to its Available Cash for such quarter. Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter plus all additional cash on hand as of the date of determination resulting from borrowings subsequent to the end of such quarter less the amount of cash reserves established by the General Partner in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of the Partnership's business, for the payment of debt principal and interest, and for distributions during the next four quarters.
     Distributions by the Partnership, in an amount equal to 100% of its Available Cash, will generally be made 98% to the Common and Subordinated Unitholders and 2% to the General Partners. Distributions are subject to the payment of incentive distributions in the event Available Cash exceeds the Quarterly Distribution of $.594 on all Units. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages, prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period (as defined below), and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.
     The Subordination Period will generally extend until the first day of any quarter beginning on or after December 31, 2001, in respect of which a) distributions of Available Cash from operating surplus equal or exceed the Minimum Quarterly Distribution on each of the outstanding Common and Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equals or exceeds the Minimum Quarterly Distribution on each of the Common and Subordinated Units and the related distribution on the General Partner interests in the Partnership during such periods, and c) there are no outstanding Common Unit arrearages.
     In addition, 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 1999, and an additional 1,649,405 Subordinated Units will convert into Common Units for any quarter ending on or after December 31, 2000, if a) distributions of Available Cash from operating surplus on each of the outstanding Common and Subordinated Units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated Units outstanding during that period and c) there are no arrearages on the Common Units.
     The Partnership will make distributions of its Available Cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates. For the quarter ended December 31, 1997, and year ended December 31, 1998, the Partnership and the Corporation elected to forgo the Subordinated Unit distributions continuing the support for the Common Unitholders.

12.  ENVIRONMENTAL MATTERS

     The Corporation is subject to environmental regulations from numerous entities. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Corporation believes it can economically meet such sulfur dioxide emission requirements at its generating plants by the required compliance dates and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Corporation is also subject to other environmental regulations including matters related to former manufactured gas plant sites. In 1995, the Corporation remediated a site located at Huron, South Dakota, through thermal desorption of residues in the soil. Adjustments of the Corporation's natural gas rates to reflect the costs associated with the remediation were approved through the regulatory process. The Corporation is pursuing recovery from insurance carriers. No administrative or judicial proceedings involving the Corporation are now pending or known by the Corporation to be contemplated under present environmental protection requirements.

13.  CAPITAL STOCK

     In December 1996, the Corporation's Board of Directors declared, pursuant to a shareholders' rights plan, a dividend distribution of one Right on each outstanding share of the Corporation's common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons (Acquiring Person) either acquires ownership of 15% or more of the Corporation's common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at the Corporation's option at any time until any Acquiring Person has acquired 15% or more of the Corporation's common stock.
     The Corporation is authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 1998 and 1997, there were 37,500 shares outstanding of which 26,000 were 6 1/2% Series and 11,500 were 4 1/2% Series. The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Corporation. In any event, redemption will occur at par value. The 4 1/2% Series may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share plus accrued dividends.
     In the event of involuntary dissolution, all Corporation preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common shareholders.
     There were 2,500 shares of subsidiary preferred stock outstanding at December 31, 1996. The subsidiary preferred stock was redeemed in January 1997.
     The Corporation is also authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.
     As of December 31, 1998 and 1997, the Corporation had 3,500,000 and 1,300,000 shares of preferred securities outstanding. The 1,300,000 outstanding at December 31, 1997, were issued in 1995 at 8 1/8% with a $25 par value. The additional 2,200,000 shares were issued as part of a financing transaction in November 1998 when the Corporation sold $55,000,000 of its 7.2% preferred capital securities at $25 par value. The proceeds were used for general corporate purposes.

14.  SEGMENT AND RELATED INFORMATION

     In 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), `Disclosures About Segments of an Enterprise and Related Information,' which requires the reporting of certain financial information by business segment. For the purpose of providing segment information, the Corporation's six principal business segments are its electric, natural gas, retail propane, wholesale propane, HVAC and communications operations. All other includes the results of the manufacturing operations, activities and assets of the parent, any reconciling or eliminating amounts and amortization of purchase accounting adjustments of $3.8 million in 1998 related to the acquisitions of HVAC and communication companies.
     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the parent allocates some of its operating expenses and interest expense to the operating segments according to a methodology designed by management for internal reporting purposes and involves estimates and assumptions. Financial data for the business segments are as follows (in thousands):


                       Total
                       Electric and Total        Communi-    All
                       Natural Gas  Propane HVAC cations    Other    Total
1998
Operating revenues     $145,645  $767,735 $126,510 $127,898 $19,399 $1,187,187
Cost of sales            62,595   618,754   77,045   71,214  10,179    839,787
                      ---------  -------- -------- -------- ------- ----------
Gross margins            83,050   148,981   49,465   56,684   9,220   347,400
Selling, general and
 administrative          37,445   105,520   36,690   42,964   8,214   230,833
Depreciation and
 amortization            14,759    20,154    1,659    1,701   4,353    42,626
                      ---------  --------  -------  -------  -------   ------
Operating income         30,846    23,307   11,116   12,019  (3,347)   73,941
Interest expense        (12,059)  (20,321)     (25)    (561) (2,766)  (35,732)
Investment income
 and other                1,261         -      208     (17)  4,693      6,145
                      ---------  --------  -------  ------- -------   -------
Income before taxes and
 minority interests      20,048     2,986   11,299   11,441 (1,420)    44,354
Provision for taxes      (7,379)     (999)  (4,301)  (3,523) 3,006    (13,196)
                      ---------  --------  ------- -------- ------    --------
Income before minority
 interests           $   12,669   $ 1,987 $  6,998 $ 7,918 $ 1,586    $31,158
                      =========  ======== ======== ======= =======    =======
Total assets         $  321,847   $759,232 $ 57,035 $77,418 $520,684 $1,736,216
Maintenance capital
  expenditures       $   14,366   $  2,898 $  2,641 $ 2,161 $    559 $  22,625

1997
Operating revenues   $  154,288   $743,038        -       - $ 20,744 $ 918,070
Cost of sales            69,595    612,305        -       -   13,145   695,045
                      ---------   --------     ------- ----- ------- ----------
Gross margins            84,693    130,733        -       -    7,599   223,025
Selling, general and
 administrative          36,384     90,344        -       -    6,065   132,793
Depreciation and
 amortization            13,901     16,784        -       -      550     31,235
                      ---------   --------     ------- ------  ------- ---------
Operating income         34,408     23,605        -       -      984     58,997
Interest expense        (12,186)   (18,980)       -       -     (310)   (31,476)
Investment income and other 689          -        -       -   10,875    11,564
                          -----    --------    ------- ------ -------   --------
Income before taxes and
 minority interests      22,911      4,625        -       -   11,549    39,085
Provision for taxes      (8,334)    (1,283)       -       -   (1,494)  (11,111)
                      ---------    --------   -------- ------ -------  --------
Income before minority
 interests          $   14,577    $  3,342        -       -  $10,055  $ 27,974
                      ========     =======     ======= ====== ======    ======
Total assets        $  306,930    $622,077        -       -  $177,116$1,106,123
Maintenance capital
 expenditures       $   18,210    $  4,056        -       -  $    134 $  22,400

1996
Operating revenues  $  145,686   $175,102         -      -   $ 23,221 $ 344,009
Cost of sales           64,518    101,360         -      -     14,548   180,426
                    ----------   --------      ------ ------ -------- ---------
Gross margins           81,168     73,742         -      -      8,673   163,583
Selling, general and
 administrative         37,897     49,065         -      -      6,789    93,751
Depreciation and
 amortization           13,112     5,730          -      -        572    19,414
                   -----------   --------     ------- ------- -------- -------
Operating income        30,159    18,947          -      -      1,312    50,418
Interest expense       (13,611)  (13,085)         -      -      8,028   (18,668)
Investment income and other 850        -          -      -      8,869     9,719
                   -----------   --------     ------- ------- -------- --------
Income before taxes
 and minority
 interests             17,398      5,862          -      -     18,209    41,469
Provision for taxes    (5,741)    (2,879)         -      -     (6,795)  (15,415)
                   -----------   --------     ------- -------  ------- --------
Income before minority
 interests           $ 11,657    $ 2,983          -      -   $ 11,414  $ 26,054
                      =======     ======      ======= ======= =======  ========
Total assets        $ 289,475  $ 611,707          -      -  $212,534  $1,113,716
Maintenance capital
 expenditures       $ 227,770  $   7,349          -      -  $     51  $ 35,170

                         1998                1997                1996
                  -----------------     --------------      -----------------
                 Electric Natural Gas Electric Natural Gas Electric Natural Gas
Operating revenues $78,401   $ 67,244 $ 76,727    $ 77,56  $ 73,417   $ 72,269
Cost of sales       15,390     47,205   14,560     55,035    13,347     51,171
                   -------    -------   ------    -------    ------   ---------
Gross margins       63,011     20,039    62,16     22,52     60,070     21,098

Selling, general and
   administrative   25,534     11,911   23,685    12,699     24,801     13,096
 Depreciation and
  amortization      11,870      2,889   11,305     2,596     10,794      2,318
                   --------   -------   -------   ------     -------     ------
Operating income $  25,607   $  5,239   27,177   $ 7,231    $ 24,475   $ 5,684
                   =======    =======   =======   ======     =======   ========


                         1998              1997                1996
                --------------------  ------------------ ----------------------
                   Retail Wholesale   Retail  Wholesale  Retail  Wholesale
                   Propane Propane    Propane Propane    Propane Propane

Operating revenues $297,779 $469,956  $243,589 $499,449  $153,571 $21,531
Cost of sales       165,526  453,228   127,529  484,776    80,264  21,096
                  --------- -------- --------- --------  -------- -------
Gross margins      $132,253 $ 16,728  $116,060 $ 14,673  $ 73,307 $   435
                  ========= ======== ========= ========  ======== ========

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands Except Per Share Amounts)
                              First          Second         Third       Fourth
1998
Operating revenues*        $  298,964      $  233,145  $  276,896   $  378,182
Operating income*          $   29,836      $    6,938  $   11,545   $   25,622
Net income                 $   11,004      $    3,355  $    4,582   $   11,450
Average common shares
  outstanding                  17,843          17,843      17,860       21,068
Basic earnings per average
  common share**           $      .58      $      .15  $      .21   $      .49
Diluted earnings per
 average common share**    $      .58      $      .15  $      .20   $      .48

1997
Operating revenues         $  284,406      $  165,451  $  185,084   $  283,129
Operating income           $   27,932      $    4,497  $    4,033   $   22,535
Net income                 $   10,523      $    3,158  $    3,722   $    8,861
Average common shares
 outstanding                   17,842          17,843      17,843       17,843
Basic earnings per average
  common share            $       .55      $      .14  $      .17   $      .45
Diluted earnings per average
 common share             $       .55      $      .14  $      .17   $      .45

     *Operating revenues and operating income for the first, second and third quarters have been restated to reflect the consolidation of Blue Dot. and Expanets effective January 1, 1998. There was no impact upon net income and earnings per share from those restated periods.
     **The 1998 quarterly earnings per average common share do not total to the 1998 annual earnings per average common share due to the effect of common stock issuances during the year.

ELEVEN-YEAR FINANCIAL SUMMARY

In Thousands,
Except Per Share Data

                    1998      1997     1996     1995     1994     1993      1992      1991     1990   1989       1988
Financial Results
Operating revenues $1,187,187 $918,070 $344,009 $204,970 $157,266 $153,257  $119,197  $122,900 $115,980 $117,671 $117,375
                   ---------- -------- -------- -------- -------- --------   -------- -------- -------- -------- --------
Gross margins         347,400  223,025  163,583  108,545   82,366   80,259    67,275    69,509   64,940   66,166   65,180
Operating expenses    273,459  164,028  113,165   70,448   51,830   52,986    42,466    42,061   40,744   41,171   40,337
                   ---------- -------- -------- -------- -------- --------   -------- -------- --------- -------   ------
Operating income       73,941   58,997   50,418   38,097   30,536   27,273     24,809   27,448   24,196   24,995   24,843
Interest expense      (35,732) (31,476) (18,668) (11,694)  (9,670)  (8,945)    (8,105)  (7,244)  (6,804)  (6,886)  (6,981)
Investment income
  and other             6,145   11,564    9,719    3,029    2,444    4,431      2,690    1,834    6,890    4,314      (64)
                   ----------- -------- -------   ------- ------- ---------  --------  -------   ------   -------  -------
Income before income
 taxes and minority
 interests             44,354    39,085  41,469    29,432  23,310   22,759     19,394   22,038   24,282    22,423   17,798
Provision for income
 taxes                (13,196)  (11,111)(15,415)  (10,126) (7,869)  (7,568)    (5,673)  (7,223)  (6,776)   (6,300)  (3,922)
                   ----------- -------- --------  -------- -------  -------    -------  -------  -------   -------   ------
Income before minority
 Interests             31,158    27,974  26,054    19,306  15,441    15,191     13,721  14,815   17,506     16,123   13,876
Minority interests       (767)   (1,710)      -         -       -         -          -       -        -          -        -
                   ----------- -------- --------  --------  ------- -------    -------  ------   -------  ---------  ------
Net income            $30,391   $26,264 $26,054   $19,306  $15,441  $15,191    $13,721 $14,815  $17,506    $16,123   $13,876

Common Stock Data
Basic earnings
 per share*             $1.45     $1.31   $1.28     $1.11    $1.00    $0.98      $0.88   $0.94    $1.12      $1.02     $0.86
Diluted earnings
 per share*             $1.44     $1.31   $1.28     $1.11    $1.00    $0.98      $0.88   $0.94    $1.12      $1.02     $0.86
Basic and diluted earnings
 pershare (excluding one
 time gains)*              -          -   $1.19         -        -       -           -       -     $.89       $.88         -
Average shares outstanding*:
   Basic               18,660    17,843  17,840    16,261   15,354   15,354      15,354  15,354  15,354     15,354    15,354
   Diluted             18,816    17,843  17,840    16,261   15,354   15,354      15,354  15,354  15,354     15,354    15,354
Dividends paid per
   common share*        $.985     $.933   $.890     $.873    $.835    $.815      $.795   $.768   $.738      $.708     $.675
Annual dividend rate
   at year end*         $1.03      $.97    $.92      $.88     $.85    $.83        $.81   $.79    $.76       $.73      $.70
Book value per share
  at year end*         $12.26     $9.34   $9.18     $8.56    $7.47   $7.14       $6.98   $6.89   $6.72      $6.34     $6.03
Common stock price range*:
   High                $27.375  $23.500 $18.250   $14.188  $14.813 $16.750       $14.375 $13.438 $10.250    $10.125   $9.625
   Low                 $20.250  $16.938 $13.375   $12.125  $12.250 $13.125       $11.750 $10.125 $8.375     $8.250    $7.813
   Close               $26.438  $23.000 $17.130   $14.000  $13.380 $14.380       $14.000 $12.940 $10.250    $10.000   $8.750
Price earnings ratio     18.4x    17.6x   13.4x      12.7    13.4x   14.7x         15.8x   13.8x    9.2x       9.8x    10.2x
Dividend payout ratio
 (from ongoing operations)68.4%   71.2%   74.8%      79.0%   83.5%   83.2%         89.8%   81.6%    66.1%     69.4%     78.5%
Return on average common
 Equity                   14.6%   14.1%   14.4%      13.7%   13.1%   13.7%         12.8%   13.7%    17.0%     16.2%     14.3%
Common shareholders at
 year end               10,116   8,845   8,750      8,738   8,132   8,231          8,279   8,262    8,014     8,246     8,473

Financial Position
(As of December 31)
Total assets        $1,736,216 $1,106,123 $1,113,716 $558,721 $359,066 $343,574 $308,194 $297,761 $283,073 $272,260  $264,810
Working capital         57,739     11,844     44,922   31,859  (3,033)    6,121    5,774   (4,010)  (4,599)     678    (1,403)
Long-term debt,
 excluding current
 portion               256,350    156,350    183,850  183,850 127,053  126,600   106,422   92,003   78,236   79,469    80,702
Total debt (including
    subsidiaries)      608,935    433,095    425,657  213,410 127,623  127,200   106,572   93,236   79,469   80,702    81,935
Shareholders' equity   282,101    166,596    163,805  152,678 114,705  109,667   107,111  105,780  103,120   97,322    92,546
Other equity           479,952    235,972    225,464   38,760   2,640    2,670     2,700    5,590    5,785    5,980     6,175
Total equity          $762,053   $402,568   $389,269 $191,438$117,345 $112,337  $109,811 $111,370 $108,905 $103,302   $98,721

*Adjusted for the two-for-one stock split in May 1997 and the two-for-one stock split in June 1988.