Form 10-K, Exhibit 13
period 1999-12-31
NORTHWESTERN CORP
filed 2000-03-30
CIK 73088

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHWESTERN CORPORATION

NorthWestern Corporation ('Corporation') is a provider of services and solutions to customers across North America. The Corporation provides electric and natural gas service to Midwestern customers through our energy division, NorthWestern Public Service. In addition, the Corporation holds interests in Blue Dot Services Inc. ('Blue Dot'), a national provider of heating, ventilation, air conditioning, plumbing and related services ('HVAC'); CornerStone Propane Partners, L.P. (NYSE:CNO) ('CornerStone'), the nation's fourth largest retail propane distributor and also is a wholesale distributor of energy-related commodities; and Expanets, Inc. ('Expanets'), a national provider of networked communications and data solutions to mid-sized business customers. The Corporation is also engaged in other service and nonenergy-related businesses.

RESULTS OF OPERATIONS

EARNINGS AND DIVIDENDS

Consolidated earnings for 1999 on common shares were $37.9 million, an increase of $10.8 million or 40% over 1998 earnings of $27.1 million. The diluted earnings per share increased 13% from $1.44 in 1998 to $1.62, primarily from the additional investments in the HVAC and communications business segments in 1999 along with the full year impact of acquisitions made during 1998. Earnings per share is reflective of the aforementioned 40% consolidated earnings improvement, after allowing for the 24% increase in average shares outstanding from 1998 to 1999. Consolidated earnings for 1998 were $3.7 million more than 1997 earnings of $23.4 million, reflecting the initiation of our investments in the HVAC and communications segments in 1998. Diluted earnings per share in 1998 of $1.44 increased 10% over 1997 diluted earnings per share of $1.31 due to the increased earnings offset partially by the 5% increase in average shares outstanding in 1998.

Dividends increased from an annual rate of $1.03 per share to $1.11 per share in November 1999, a 7.8% increase. Dividends were increased by 6.2% in 1998 to $1.03 per share from $.97 per share in 1997. Future dividend policy will be contingent upon the Board's evaluation of the Corporation's financial condition and competitive changes in the industries in which the Corporation operates.

CONSOLIDATED OPERATING RESULTS

In reviewing the consolidated operating results, the reader is reminded that there is disparity in financial operating relationships amongst the segments, particularly as it relates to the wholesale propane operations. Furthermore, the propane, HVAC and communications segments experienced significant acquisition growth during 1998 and 1999, along with related infrastructure development. Accordingly, a meaningful understanding of the operating results must include a thorough review of the segment information discussion which follows.

Operating revenues in 1999 rose to $3.0 billion compared to 1998 revenues of $1.2 billion, representing an increase of 153%.
The majority of the increase, approximately $1.5 billion, was due to the increase in revenues generated by the propane segment, both through internal growth and acquisitions, of which approximately 95% of the increase was from the wholesale operations. The propane growth was combined with continued growth in HVAC and communications segments, both internal and through acquisitions, and improved performance in the natural gas and electric segments. HVAC and communications acquisitions contributed to the increase with a full year impact of operations from acquisitions completed in 1998 and partial year impact of new acquisitions in 1999. Revenues for 1998 increased $269.1 million over 1997 to $1.2 billion. HVAC and communications segments acquisitions combined contributed to 93% of the increase.

Cost of sales in 1999 of $2.5 billion increased $1.6 billion over 1998, primarily due to the propane segment. The $1.4 billion increase in propane reflects principally the increased wholesale activity in that segment (wholesale sales experience lower gross margins than retail sales), which contributed substantially all of the segment increase. Expansions through internal growth and continued acquisitions in the HVAC and communications segments contributed to the remainder of the increase as the other segments remained relatively stable. Cost of sales for 1998 increased $144.7 million over 1997 costs of $695.0 million. The acquisitions in the communications and HVAC segments added $70.0 million and $75.8 million, respectively, offsetting the decline in electric and natural gas costs resulting from weather fluctuations.

Gross margins in 1999 increased, rising from $347.4 million or 29% (50% excluding wholesale propane) in 1998 to $536.6 million or 18% (47% excluding wholesale propane) in 1999, principally due to growth in the HVAC, communications and propane segments, which caused the increase in absolute terms while the aforementioned increase in wholesale revenues was the primary cause of the decreased gross margin percentage. Gross margins in 1998 of $347.4 million increased $124.4 million over 1997 margins. The growth from the HVAC and communications segments contributed a combined $105.5 million to gross margins. The propane segment provided the remainder of the increase as the other segments remained relatively constant.

Operating expenses reflect the growth in the segments and the costs associated with business expansion. Expenses rose 63% from $279.9 million in 1998 to $457.0 million in 1999. Operating expenses during 1999 rose at a rate less than the increase in revenues due principally to the aforementioned increase in wholesale propane revenues. Selling, general and administrative expenses account for the majority of operating expenses and increased $152.5 million over 1998. The HVAC and communications segments were the principal components of the increase as their expenses increased a combined $114.0 million. This was due to a full year of expenses for 1998 acquisitions, the partial year impact of 1999 acquisitions and incurrence of additional infrastructure costs to support the increased size of business operations. Depreciation and amortization expense rose $24.7 million to $68.3 million in 1999. This increase is reflective of the full year of depreciation and amortization expense from acquisitions made in 1998, along with the partial year impact of 1999 acquisitions in the HVAC, communications and propane segments. Operating expenses rose 71% over 1997 expenses of $164.0 million to $279.9 million in 1998. Selling, general and administrative expenses grew $103.4 million in 1998 primarily from the growth in the HVAC and communications segments. Propane segment growth was responsible for the remainder of the increase. Depreciation and amortization increased $12.4 million from $31.2 million in 1997 as a result of the growth in HVAC, communications and propane segments.

Consolidated operating income improved 18% over 1998 to $79.6 million for 1999. The increase is a result of the aforementioned propane, communications and HVAC business segments growth in both gross and operating margins. Operating income in 1998 increased $8.5 million over 1997 income of $59.0 million and is attributable to the HVAC and communications segments offset by decreases in the propane, electric and natural gas segments due mainly from adverse weather patterns in 1998.

Propane

CornerStone provides retail propane to business and residential customers in the U.S. and wholesale energy-related commodities to businesses in the U.S. and Canada. The Corporation owned an effective combined 30% interest of CornerStone, comprised of general partner interests and subordinated units, as of December 31, 1999.

Retail propane is mainly sold for heating purposes and, as a result, sales are extremely sensitive to weather. The coldest months are during the first and fourth quarters of the year, and are, therefore, the largest revenue and profit generating months. The weather for 1999 averaged 12% warmer than normal in CornerStone's main market areas, negatively impacting sales volumes and revenues. While weather factors generally measure the directional impact of temperatures on the business, other factors such as product prices and geographic mix can also impact sales.

Revenues for 1999 increased $1.5 billion over 1998 revenues of $767.7 million, primarily due to expansion of the wholesale business, which accounted for 95% of the increase in revenues. This expansion is attributable to internal growth and the acquisitions of Propane Continental, Inc. ('PCI'), which had retail and wholesale operations, and two wholesale companies. These acquisitions, which were completed in late 1998 and during 1999, combined with organic growth, contributed to more than tripling the size of the wholesale operations. Retail sales increased 30% from $234.6 million in 1998 to $303.9 million in 1999. Of the $69.3 million increase, approximately 79% was due to 1998 and 1999 acquisitions and the remainder to internal growth. Retail volumes increased accordingly with retail gallons rising from 231.4 million to 281.6 million or a 22% increase. Total revenues in 1998 showed a modest increase of $24.7 million over 1997, reflecting the warmer than normal weather and the low growth in wholesale activity. Retail revenues in 1998 decreased $9.0 million versus 1997 as a result of lower product costs combined with warmer than normal weather partially offset by increased volumes to a larger customer base. Retail volumes increased from 220.1 million gallons in 1997 to 231.4 million gallons in 1998. Wholesale revenues increased $33.7 million or 7% in 1998 due to internal growth.

Cost of sales increased from $618.8 million in 1998 to $2.0 billion in 1999. These statistics reflect the increased wholesale activity as well as the impact of retail and wholesale acquisitions closed in 1998 and 1999. As noted above, wholesale revenues increased dramatically, but there are substantially higher costs associated with wholesale sales. Cost of sales for wholesale business in 1999 increased $1.4 billion to $1.9 billion, a rise of 270% versus the related sales increase of 264%. High crude oil prices increased the price of energy-related commodities in 1999 which caused the cost of sales to increase at a slightly higher pace than revenues. Retail costs grew $29.5 million from $103.6 million in 1998 to $133.1 million in 1999. This increase of 28% is due to the increased volume of business from new acquisitions and internal growth in 1999 and reflects margin improvement relative to the 30% increase in retail revenues. Total cost of sales in 1998 increased $6.4 million over 1997 to $618.8 million, reflecting costs associated with the increased wholesale activity in 1998 partially offset by the lower product prices for retail and wholesale sales.

Gross margins in 1999 increased $58.7 million over 1998. Although wholesale activity contributed the majority of the increase in revenues and cost of sales, the retail business accounts for approximately 82% of the total gross margins and for 68% of the increase as a result of the higher inherent margins in retail sales. Conversely, the significant increase in the relatively lower margin wholesale business has reduced overall margin percentages. Wholesale margins grew $18.8 million, more than doubling 1998 margins, a reflection of the wholesale acquisitions and internal growth noted above. Gross margins in 1998 increased $18.2 million over 1997 to $149.0 million. This 14% increase was caused by a larger decline in retail cost of sales over revenues offsetting warm weather and acquisitions.

Operating expenses for 1999 increased approximately 37% or $46.0 million from 1998. Selling, general and administrative expenses for 1999 were $137.9 million, an increase of $32.4 million or 31% over 1998. This increase resulted from acquisitions, which added $23.5 million in expenses, along with additional costs incurred necessary to support the internal growth. Depreciation and amortization increased from 1998 expenses of $20.2 million to $33.8 million. 1999 expenses reflect a full year of expense associated with the 1998 acquisitions as well as some additional costs from 1999 acquisitions. Selling, general and administrative expenses in 1998 were $15.2 million higher than 1997 expenses of $90.3 million. This increase was due to internal growth as well as the impact of acquisitions. Depreciation and amortization expense increased $3.4 million due to the depreciation and amortization of established operations as well as some additional expense from acquisitions.

Operating income in 1999 of $36.0 million is a $12.7 million or 55% increase over 1998, reflecting revenue growth that outpaced directly related cost of sales and the added expense from expanding operations, however, overall profitability was negatively impacted by weather. Operating income in 1998 decreased $300,000 from 1997 operating income of $23.6 million. The decrease was attributable mainly to warmer than normal weather and normal fluctuations in overall operating expenses.

Electric

Electricity is generated, transmitted and distributed to over 56,000 customers in South Dakota by NorthWestern Public Service, a division of the Corporation. Electricity is used year round by individuals and businesses, but use is dependent upon the weather as overall demand is higher during the summer months for air conditioning.

Electric revenues increased 7% in 1999 from $78.4 million in 1998 to $83.9 million for 1999. Retail electric revenues reflected a modest growth despite a 1% decline in total mwh usage and a slightly cooler summer season. The growth is a result of slight increases in power costs and a customer base increase of 2% in 1999. Wholesale revenues helped to minimize the effects of cooler summer weather with sales increasing $2.5 million over 1998 to reach $6.8 million. Wholesale mwh were 61% higher in 1999 as a result of higher off-system sales. 1998 revenues increased $1.7 million over 1997 revenues to $78.4 million. This increase was caused primarily by increased wholesale activity as retail revenues increased only $.6 million while wholesale revenues increased $1.1 million.

Cost of sales for 1999 grew $3.1 million to $18.5 million. As noted above, wholesale activity was up substantially in 1999 and is reflected in the increased costs. Cost of sales for wholesale electricity increased $1.0 million over 1998 costs of $2.3 million. Retail cost of sales grew by 15% due to increased sales activity and power costs adjustments from prior years. 1998 cost of sales of $15.4 million were reflective of a 6% increase over 1997 cost of sales of $14.6 million. This increase was due almost entirely to the increased wholesale activity in 1998. Retail cost of sales remained relatively flat with only a 2% increase.

Gross margins in 1999 of $65.5 million reflect a 4% growth over 1998 gross margins of $63.0 million. The 4% growth in gross margins is slightly less than the aforementioned 7% revenue increase due to the increase in wholesale revenues, which carry a lower gross margin. Gross margins for 1998 grew by $800,000 over 1997. Both increased wholesale activity and a proportional increase in retail revenues and cost of sales caused the rise.

Operating expenses decreased slightly for the electric segment from 1998 expenses of $37.4 million to $36.7 million due to efficiency improvements. Expenses in 1998 were $2.4 million higher than 1997 expenses. The change was due to slight increases in administrative expenses for salaries and benefits.

Operating income for 1999 of $28.8 million reflects a 12% increase over 1998 operating income. This increase resulted from an increase in gross margins (excess of revenues over cost of sales) due to price adjustments, increased customer base, increased wholesale revenues and the slight decrease in operating expenses. 1998 operating income declined $1.6 million from 1997 operating income of $27.2 million. The decline reflected the effects of the increased operating expenses over gross margins that experienced lower growth.

Natural Gas

Natural gas revenues for the Corporation are predominately derived from residential and commercial sales for heating purposes to approximately 80,000 customers in South Dakota and Nebraska. This reliance upon heating as a primary use makes the segment extremely sensitive to weather patterns during the winter heating season.

Revenues in 1999 increased $1.0 million or 2% over 1998 revenues, a reflection of the comparable heating seasons between the years, stable natural gas supply prices, and a static customer base. Heating degree-days and average temperatures during the heating seasons for 1999 and 1998 were virtually unchanged, being approximately 13% below normal in both years. Revenues in 1998 were $67.2 million, a decrease of $10.3 million or 13% from 1997 revenues. The decline was due to a warmer than average heating season. First quarter 1998 temperatures were 18% warmer than 1997 and fourth quarter temperatures were 14% warmer.

Cost of sales also remained stable in 1999, with a slight decrease of $150,000 from 1998 to $47.1 million. This stability is a reflection of the comparable weather patterns between the years and the absence of market price fluctuations for natural gas supply. In 1998, natural gas cost of sales decreased $7.8 million or 14% from 1997. This decrease was due to unusually warm temperatures and resulting decreased revenues, as noted above.

Gross margins for 1999 were $21.2 million, an increase of $1.2 million or 6% over 1998. The increase is a product of slightly lower cost of sales and an increase in revenues over 1998. As noted above, weather patterns were comparable between the years, resulting in little change in cost of sales or revenues. 1998 gross margins were 11% lower than 1997, falling to $20.0 million from $22.5 million in 1997. This decline was a reflection of the impact of warmer weather in 1998, which decreased both revenues and the associated costs, as noted above.

Operating expenses in 1999 increased slightly from $14.8 million to $15.2 million as a result of normal business fluctuations. Operating expenses in 1998 were $500,000 less than 1997 expenses of $15.3 million, reflective of the stable business operations.

Natural gas operating income increased 14% over 1998 to $6.0 million. This increase is due to the slight rise in gross margins, which exceeded the increase in expenses. The effects of warm weather adversely impacted 1998 operating income. 1998 operating income decreased $2.0 million from 1997 to $5.2 million. The weather caused lower revenues and cost of sales, partially offset by a decrease in administrative and other overhead costs, the net of which resulted in lower income.

Communications

Expanets was formed in 1998 to provide integrated communications, data and network services to business customers. As of December 31, 1999, the Corporation has invested $152.0 million in Expanets to acquire 26 companies. During 1999, the Corporation invested $43.3 million in Expanets in connection with the acquisition of eight companies representing approximately $37.8 million in revenues ($76 million on a pro forma annualized basis).

Revenues in 1999 were $294.9 million, representing an increase of $168.4 million or 133% over 1998 revenues. The inclusion of a full year of revenues for companies acquired during 1998 was the principal driver of the increase combined with internal growth and the partial year impact of companies acquired in 1999.

Cost of sales for 1999 increased $98.9 million or 141% over 1998 costs of $70.0 million. A full year of operations for companies acquired in 1998, combined with internal growth, accounted for $72.1 million of the increase. Companies acquired in 1999 accounted for the remaining increase.

Gross margins for 1999 increased to $126.0 million, an increase of $70.0 million or 123% as compared to 1998. This increase is primarily due to a full year of operations for companies acquired in 1998 combined with internal growth and is in line with the revenue growth. The partial year impact of 1999 acquisitions accounted for $11.0 million of the increase in gross margins.

Selling, general and administrative expenses of $102.5 million in 1999 increased $56.8 million or 124% as compared to 1998 expenses of $45.7 million. The full year of operations for companies acquired in 1998 combined with internal growth were the primary contributors of the increase and is slightly less than the growth in revenues. Corporate expenses increased in 1999 as compared to 1998 to build infrastructure in supporting the high growth of communications operations. The partial year impact of companies acquired in 1999 accounted for $9.2 million of the increase. Depreciation and amortization expense increased to $10.5 million in 1999 as compared to $4.9 million in 1998. The increase is due principally to the full year of expense for companies acquired in 1998, with 1999 acquisitions for the period owned contributing $1.0 million of the increase.

Operating income in 1999 increased $7.1 million or 121% over 1998 operating income of $5.9 million. The increase represents a full year of operations for the companies acquired in 1998 combined with internal growth and the partial year impact of new acquisitions in 1999 partially offset by increased infrastructure building at the corporate level.

HVAC

Blue Dot, established in late 1997, provides heating, ventilation, air conditioning, plumbing and related services to residential and business customers. As of December 31, 1999, the Corporation has invested $155.4 million for the acquisition of 62 companies. During 1999, $68.0 million was invested for the acquisition of 34 companies representing approximately $68.2 million in revenues ($136 million on a pro forma annualized basis).

Operating revenues increased $168.9 million or 135% over 1998 revenues of $124.9 million, resulting primarily from the inclusion of a full year of revenues for companies acquired in 1998 combined with internal growth and the partial year impact of companies acquired in 1999.

Cost of sales for 1999 increased $105.4 million or 139% to $181.3 million, primarily due to a full year of operations for companies acquired in 1998 combined with internal growth. The partial year impact of companies acquired in 1999 accounted for $41.2 million of the increase in cost of sales.

Gross margins in 1999 grew to $112.5 million, an increase of $63.4 million or 129% over 1998. The full year of activity for 1998 acquisitions and internal growth were the primary contributors of the growth. The partial year impact of 1999 acquisitions accounted for $27.0 million of the increase in gross margins.

Selling, general and administrative expenses increased $57.2 million or 146% as compared to 1998 expenses of $39.3 million, primarily due to the full year of operations from companies acquired in 1998 combined with internal growth and increases in corporate resource infrastructure to support the rapidly growing HVAC organization. The addition of 34 companies during 1999 and the additional corporate resources necessary to handle the continual expansion of the business accounted for 32% of the expenses in 1999. Depreciation and amortization expense increased $5.0 million as compared to 1998 due primarily to a full year of depreciation and amortization expense for companies acquired in 1998 combined with additional partial year expense from 1999 acquisitions.

Operating income of $7.3 million for 1999 increased $1.1 million or 18% as compared to 1998 operating income of $6.2 million, principally due to a full year of operations for companies acquired in 1998 combined with internal growth and the partial year impact of 1999 acquisitions offset in part by the increased corporate infrastructure costs.

Other

This segment consists of the financial results of other service and nonenergy-related business activities of the Corporation along with the unallocated corporate costs of the Corporation.

Revenues decreased $5.3 million from 1998 revenues of $22.5 million, principally due to the sale of the Corporation's ownership interest in Lucht Inc. ('Lucht') in November 1998, offset partially by a full year of operations from an acquisition combined with internal growth. Revenues in 1998 were $1.7 million higher than 1997 revenues. This increase was due to internal growth within the businesses.

Cost of sales increased in 1999 to $13.4 million, an increase of $800,000 over 1998. Costs increased due to a different product and service mix combined with internal growth partially offset by the sale of Lucht. Cost of sales in 1998 were $12.6 million or $500,000 less than 1997. This decrease resulted partially from the sale of Lucht in November 1998 offset by internal growth.

Gross margins were $6.1 million less in 1999 as compared to 1998 due to the different mix of service lines provided, of which Lucht was not a part of in 1999. 1998 gross margins were $9.9 million or $2.3 million higher than 1997 gross margins. The increase was a result of internal growth.

Total operating expenses increased $6.7 million to $15.2 million in 1999 as compared to $8.5 million in 1998. The increase is a result of additional personnel and associated costs principally for the corporate office, to better support and leverage current and potential growth strategies, combined with a different mix of service businesses. 1998 expenses were $8.5 million compared to $6.6 million in 1997. The $1.9 million increase was a result of higher costs principally at Lucht.

Operating income decreased $12.8 million as compared to 1998. This is a reflection of the aforementioned infrastructure growth of the corporate office combined with the sale of the Lucht. Operating income for 1998 was $1.3 million, which was an increase of $.3 million over 1997. The increase was due to the slight growth in gross margins offset by the increase in operating expenses principally from Lucht.

Other Income Statement Items

Interest expense rose in 1999 to $53.2 million, a 48% increase over 1998, due to additional expense incurred in 1999 as a result of the November 1998 debt offering of $105 million by the Corporation and increased expense from propane's additional nonrecourse borrowings in 1998 and 1999 to fund acquisitions and general corporate purposes. 1998 interest expense of $35.9 million was an increase of $4.4 million over 1997 expense. Nonrecourse propane working capital and acquisition borrowings were the primary reasons for the increase.

Investment income and other increased from $5.7 million in 1998 to $9.8 million in 1999. Investment of excess proceeds from the November 1998 equity and debt offerings was the primary contributor to the increase. 1998 investment income and other was $5.9 million less than 1997 investment income and other of $11.6 million. The decrease was principally due to utilization of funds for Expanets and Blue Dot acquisitions rather than investments.

Income taxes in 1999 of $14.5 million are $3.3 million or 29% greater than 1998 tax expense of $11.2 million. This is directly related to the growth in HVAC and communications segments and the consequential increase in taxable income and nondeductible goodwill amortization. Income taxes between 1997 and 1998 remained relatively stable with an increase of only $.1 million over 1997 to $11.2 million.

Changes in minority interest are a direct result of the performance of the HVAC, communications and propane segments and represents the portion of the net income or loss after preferred dividends related to the Corporation's investments in Blue Dot and Expanets and earnings attributable to the CornerStone public common unitholders, which are allocable to other equity holders of the applicable minority interests. Minority interest losses were $22.9 million in 1999 compared to $4.2 million in 1998. The HVAC and communications segments are principally responsible for the increase, as net losses after preferred dividends were $10.4 million and $14.4 million, respectively, offset partially by the propane segment minority interests. Minority interest losses of $4.2 million in 1998 increased by $5.9 million over 1997, which is directly attributable to the formation of the HVAC and communications segments offset in part by the propane segment minority interests.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash flows from operating activities increased to $71.7 million in 1999 versus $69.9 million in 1998. The increase is due to growing operations at all of the Corporation's businesses, partially offset by increased working capital needs of the Blue Dot and Expanets operations. Cash flows from operations, combined with proceeds from long-term debt offerings, short-term borrowings and excess cash from 1998 financing transactions provided the funds necessary for general business purposes and the continued acquisition, growth and maintenance activities in 1999. The Corporation held $125.7 million in cash, cash equivalents and marketable securities at December 31, 1999, and $157.3 million and $108.6 million at December 31, 1998 and 1997, respectively. These cash and investment balances, combined with available lines of credit, provide the resources necessary to support continued business operations.

INVESTING AND FINANCING ACTIVITIES

The main focus of the Corporation's investment activities for 1999 was the continued strategic growth and development of Blue Dot and Expanets. To enable the Corporation to continue these investment strategies and help provide funding for general business purposes, $11.0 million of commercial paper and $58.0 million of the line of credit were drawn and outstanding at December 31, 1999. The Corporation retired $5.0 million of 6.99% series general mortgage bonds in 1999. The Corporation's unused lines of credit are $125.5 million at December 31, 1999.

CornerStone issued $45.0 million of Senior Notes in June 1999 to help fund acquisitions and provide funds for general business use. In addition, CornerStone had $9.2 million outstanding from their working capital portion of the Bank Credit Facility and no outstanding borrowings on the acquisitions portion at December 31, 1999. The CornerStone Bank Credit Facility provides for combined working capital and acquisition borrowings of up to $110 million. This Facility is subject to certain covenants and other limitations. CornerStone's combined outstanding working capital and acquisition borrowings at December 31, 1998, were $1.7 million. Blue Dot's Credit Facility provides for up to $135.0 million to fund acquisitions and for general business purposes. The Facility is subject to certain covenants and various other limitations. Blue Dot had $28.2 million outstanding at December 31, 1999, and no borrowings outstanding as of December 31, 1998. Expanets has $14.7 million outstanding at December 31, 1999, from their $15.0 million line of credit. The funds have been used for general business use and to help fund acquisitions. At December 31, 1998, $8.5 million was outstanding. All debt of Blue Dot, CornerStone and Expanets is nonrecourse to the Corporation.

CAPITAL REQUIREMENTS

The Corporation's primary capital requirements include funding the growth of its business segments, maintenance and expansion programs; the funding of debt and preferred stock retirements; sinking fund requirements; the funding of its corporate development and investment activities; payment of common dividends; and the distributions to propane common unitholders.

Maintenance capital expenditure plans are subject to continual review and may be revised as a result of changing economic conditions, variation in sales, investment opportunities and other factors. Expenditures for maintenance capital activities for 1999, 1998 and 1997 were $32.6 million, $22.6 million and $22.4 million, respectively. Consolidated maintenance capital expenditures for 2000 and 2001 are estimated to be $36.9 million and $38.0 million, respectively.

Capital requirements for the mandatory retirement of long-term debt totaled $12.3 million, $7.8 million and $1.2 million for the years ended 1999, 1998 and 1997, respectively. It is expected that such mandatory retirements for the recourse debt will be $5.0 million in 2000, $5.0 million in 2001 and $63.0 million in 2002. Future retirements of nonrecourse debt will be $19.2 million in 2000, $18.0 million in 2001, $33.4 million in 2002, $45.7 million in 2003 and $44.2 million in 2004. The Corporation anticipates that existing investment and marketable securities, internally generated cash flows and available external financing will be sufficient to meet future capital requirements.

The Corporation will continue to review the economics of retiring or refunding remaining long-term debt and preferred stock to minimize long-term financing costs. The Corporation may continue to make investments in Blue Dot and Expanets. Also, the Corporation may make other significant acquisition investments in related industries that might require the Corporation to raise additional equity and/or incur debt financings, which are therefore subject to certain risks and uncertainties.

COMPETITION and BUSINESS RISK

NorthWestern and its partner entities are leading providers of value-added, integrated services and solutions to over one million residential and business customers nationwide. Our strategy will continue to focus on the expansion of our existing growth initiatives, both through internal growth and acquisitions and through the integration of other value-added services. We also intend to seek investment opportunities in other existing or emerging growth industries within the service and solutions sector. While these strategic development and acquisition activities can involve increased risk, we believe they offer the potential for enhanced investment returns. The Corporation's growth strategy will be subject to certain risks and uncertainties, including the future availability of market capital to fund development and acquisitions, our ability to develop new growth initiatives, our responses to increased competition, our ability to attract, retain and train skilled team members, our ability to develop national service brands in our business sectors, governmental regulations and general economic conditions, some of which factors are discussed in further detail below. Our acquisition activities involve the risks of identifying suitable acquisition candidates, successfully integrating and managing acquired companies, including addressing the adequacy and efficiency of information systems, business processes and related support functions and retaining acquired customer bases. Our ability to generate internal growth in our businesses will depend in part on our ability to retain and expand our customer base through effective marketing and promotional activities and the introduction of expanded service offerings. The Corporation has taken and continues to take steps to address and mitigate such risks. There are no assurances that such efforts will be sufficient to meet the future needs of the Corporation. Future changes in accounting rules and regulations, particularly those related to purchase accounting, could also have a material impact upon the Corporation's future financial statement presentation, results from operations and financial position.

PROPANE

The retail propane business is a margin-based business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, CornerStone's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. In both the retail and wholesale businesses, CornerStone engages in hedging of product cost and supply through common hedging practices pursuant to risk management policies monitored by management. As it may not be possible to immediately pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce CornerStone's gross profits.

Weather conditions have a significant impact on propane demand for both heating and agricultural purposes. The majority of CornerStone's customers rely heavily on propane as a heating fuel. Actual weather conditions can vary substantially from year to year, significantly affecting CornerStone's financial performance. Furthermore, variations in weather in one or more regions in which CornerStone operates can significantly affect the total volumes sold by CornerStone and the margins realized on such sales and, consequently, CornerStone's results of operations. These conditions may also impact CornerStone's ability to meet various debt covenant requirements, which could adversely affect CornerStone's ability to pay common and subordinated unit distributions and fund future growth and acquisitions.

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

ELECTRIC AND NATURAL GAS

The electric and natural gas industries continue to undergo numerous transformations, and the Corporation is operating in an increasingly competitive marketplace. The Federal Energy Regulatory Commission ('FERC'), which regulates interstate and wholesale electric transmissions, has issued final rules designed to open up transmission grids and mandate owners of transmission assets to allow others equal access to utility transmission systems and prompts the formation of regional transmission organizations ('RTOs') to control and operate interstate transmission facilities. Various state regulatory bodies are supporting initiatives to redefine the electric energy market and are experimenting with retail wheeling, which gives some retail customers the ability to choose their supplier of electricity. These and other developments are expected to increase competition in the wholesale and retail electricity markets. The potential for continued unbundling of customer services exists, allowing customers to buy their own electricity and natural gas on the open market and having it delivered by the local utility.

The Corporation's future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace. The Corporation is exploring new energy products and services, utilizing new technologies, centralizing activities to improve efficiency and customer responsiveness and business processes are being reengineered to apply best-practices methodologies.

Weather conditions have a significant impact on electric and natural gas demand for heating and cooling purposes. Actual weather conditions can vary substantially from year to year, significantly affecting the Corporation's financial performance.

Natural gas is a commodity that can be subject to volatile changes in price. The Corporation engages in hedging of product cost and supply through common hedging practices pursuant to risk management policies monitored by management.

As described in Note 1 to the consolidated financial statements, the Corporation complies with the provisions of Statement of Financial Accounting Standards No. 71 ('SFAS 71'), 'Accounting for the Effects of Certain Types of Regulation.' SFAS 71 provides for the financial reporting requirements of the Corporation's regulated electric and natural gas operations, which requires specific accounting treatment of certain costs and expenses that are related to the Corporation's regulated operations. Criteria that could give rise to the discontinuance of SFAS 71 include 1) increasing competition that restricts the Corporation's ability to establish prices to recover specific costs and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Corporation periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Corporation believes that its regulatory assets, including those related to generation, are probable of future recovery. This evaluation of recovery must be updated for any change which might occur in the Corporation's current regulatory environment.

HVAC

The markets served by Blue Dot for residential and commercial heating, ventilation, air conditioning, plumbing and related services are highly competitive. The principal competitive factors in these segments of the industry are 1) the timeliness, reliability and quality of services provided, 2) the range of products and services provided, 3) name recognition and market share and 4) pricing. Many of Blue Dot's competitors in the HVAC business are small, owner-operated companies typically located and operated in a single geographic area. Certain of these smaller competitors may have lower overhead cost structures and, consequently, may be able to charge lower rates for their services. There are a small number of larger national companies engaged in providing residential and commercial services in the service lines in which Blue Dot intends to focus. Future competition in both the residential and commercial service lines may be encountered from other newly formed or existing public or private service companies with aggressive acquisition and marketing programs, from HVAC equipment manufacturers, the unregulated business segments of regulated gas and electric utilities, or newly deregulated utilities in those industries entering into various service areas. Certain of Blue Dot's competitors may have greater financial resources to finance acquisition and internal growth opportunities and may be willing to pay higher prices than Blue Dot for acquisition opportunities. Blue Dot's business is subject to seasonal variations in certain areas of its service lines, with demand for residential HVAC services generally higher in the second and third quarters. HVAC systems are subject to various environmental regulations, and certain local, state or federal laws may impose licensing standards on technicians. There can be no assurance that the regulatory environment in which Blue Dot operates will not change significantly in the future.

COMMUNICATIONS

The market served by Expanets in the communications, data services and network solutions industry is a highly competitive market. The principal competitive factors include 1) market accept-ance of the products, services and technology solutions Expanets provides, 2) pending and future legislation affecting the communications and data industry, 3) name recognition and market share, and 4) Expanets' ability to provide integrated communications and data solutions for customers in a dynamic industry. Many of Expanets' competitors in the communications business are generally small, owner-operated companies typically located and operated in a single geographic area. Certain of these smaller competitors may have lower overhead cost structures and, consequently, may be able to charge lower rates for their services. There are a number of large, integrated national companies engaged in providing commercial services in the service lines in which Expanets intends to focus, some of which also manufacture and sell directly the products that Expanets services and sells. Future competition may be encountered from other newly formed or existing public or private service companies with aggressive acquisition and marketing programs. Certain of Expanets' competitors may have greater financial resources to finance acquisition and internal growth opportunities and may be willing to pay higher prices than Expanets for acquisition opportunities. Certain products and services offered by Expanets are manufactured or supplied by others and involve the risk of partial reliance upon third party systems and services, as well as risks associated with the need to integrate services and solutions across networks, platforms and equipment manufactured or supplied by various companies.

YEAR 2000 READINESS

The year 2000 issue is a result of computer programs, which were written using two digits (rather than the actual four) to identify the year in the date field. This old approach was intended to save processing time and storage space within computers and was continued in use until the mid 1990s. If not corrected, affected systems and devices containing computer chips or clocks may roll back to 1900 instead of moving forward to 2000. Some systems and devices may continue to function even if this occurs. Others may experience interruptions in service, processes or obtain erroneous results.

The Corporation assembled a diverse oversight and advisory team from all businesses with experienced information systems, legal, communications and operating leadership to work on our enterprise-wide year 2000 program. The initiative covered not only the Corporation's information technology systems and computer applications, but also considered hardware, embedded systems and components internal and external to our organizations. The Corporation's program considered not only our businesses and technology areas but also those of our customers and suppliers. The Corporation spent approximately $2 million in 1999 related to the year 2000 issue which was expensed as incurred or capitalized in accordance with our accounting policy for software development costs.

As a result of year 2000 readiness efforts, the Corporation's mission critical information technology systems did not experience any material adverse application failures on January 1, 2000, and we are not aware of any material adverse impacts to our suppliers or customers. We do not believe that year 2000 issues have had any material impact on customer spending patterns for our services and solutions. The Corporation will continue to monitor its mission critical computer applications throughout the year 2000 to ensure that any potential year 2000 issues that may arise are addressed promptly. The Corporation cannot provide assurance that our suppliers or customers have not been affected by a year 2000 issue in a manner that is not yet apparent.

Statements made in this Annual Report, including the letter to shareholders and Management's Discussion and Analysis, such as those relating to expectation of future financial performance, continued growth, dividend policy, liquidity, absence of year 2000 problems and the impact of changes in interest rates and commodity prices, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors which are difficult to predict and many of which are beyond the control of the Corporation, could cause actual results to differ materially from those implied by the forward-looking statements. These factors include, but are not limited to, the adverse impact of unseasonal weather, developments in the federal and state regulatory environment, the rate of growth in the service territories of the Corporation and its subsidiaries, the speed and degree to which competition enters the Corporation's businesses, the timing and extent of changes in interest rates, commodity prices and currency exchange rates, risks associated with acquisitions and integration of acquired companies, changes in customer usage patterns and preferences, changes in technology, reliance on strategic partners, uncertainty of litigation, as well as changing conditions in the economy, capital markets and other factors identified from time to time in the Corporation's filings with the Securities and Exchange Commission. This Annual Report should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

REPORT OF MANAGEMENT

     The management of NorthWestern is responsible for the integrity and objectivity of the financial information contained in this Annual Report. The consolidated financial statements, which necessarily include some amounts which are based on informed judgments and estimates of management, have been prepared in conformity with generally accepted accounting principles.
     In meeting this responsibility, management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that the assets of the Corporation are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization, other internal accounting controls, and direct management monitoring and review. The Board of Directors, through its Audit Committee, which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants have unrestricted access to the Audit Committee, without management's presence, to discuss auditing, internal accounting controls and financial reporting matters.
     Arthur Andersen LLP, an independent public accounting firm, has been engaged annually to perform an audit of the Corporation's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes examining, on a test basis, supporting evidence, assessing the Corporation's accounting principles and significant estimates made by management, reviewing financial controls and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the operating results and financial condition of the Corporation.

Merle D. Lewis
Chairman and
Chief Executive Officer

Richard R. Hylland
President and
Chief Operating Officer

Daniel K. Newell
Senior Vice President - Finance and
Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of NorthWestern Corporation:

We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Minneapolis, Minnesota
February 4, 2000

CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 31                 1999          1998       1997
(In thousands except per share amounts)

Operating Revenues                  $3,004,340     $1,187,187   $918,070
Cost of Sales                        2,467,765        839,787    695,045
                                    ----------     ----------   --------
Gross Margins                          536,575        347,400    223,025
                                    ----------     ----------   --------
Operating Expenses:
   Selling, general and administrative
     expenses                          388,717        236,222    132,793
   Depreciation and other amortization  49,204         31,078     25,748
   Goodwill amortization                19,098         12,558      5,487
                                    ----------     ----------   --------
      Total operating expenses         457,019        279,858    164,028
                                    ----------     ----------   --------
Operating Income                        79,556         67,542     58,997
Interest Expense                       (53,154)       (35,867)   (31,476)
Investment Income and Other              9,800          5,700     11,564
                                     ---------     ----------   --------
Income Before Income Taxes and Minority
    Interests                           36,202         37,375     39,085
Provision for Income Taxes             (14,466)       (11,222)   (11,111)
                                     ---------     ----------   --------
Income Before Minority Interests        21,736         26,153     27,974
Minority Interests                      22,927          4,238     (1,710)
                                     ---------     ----------   --------
Net Income                              44,663         30,391     26,264
Minority Interests on Preferred Securities
  of Subsidiary Trusts                  (6,601)        (3,114)    (2,641)
Dividends on Cumulative Preferred Stock   (191)          (191)      (212)
                                     ---------     -----------  ---------
Earnings on Common Stock               $37,871        $27,086    $23,411
                                       =======        =======    =======
Average Common Shares Outstanding       23,094         18,660     17,843
Earnings Per Average Common Share
   Basic                                 $1.64          $1.45      $1.31
   Diluted                               $1.62          $1.44      $1.31
Dividends Declared Per Average Common
 Share                                  $1.050         $0.985     $0.933


See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31                  1999          1998         1997
(In thousands)

Operating Activities:
   Net income                          $44,663        $30,391      $26,264
   Items not affecting cash:
      Depreciation                      42,968         29,547       25,438
      Amortization                      25,334         14,089        5,797
      Deferred income taxes             (9,518)         1,548        4,439
      Minority interests in net income
        (loss)of consolidated
         subsidiaries                  (22,927)        (4,238)       1,710
      Investment tax credits              (563)          (562)        (559)
      Changes in current assets and
         liabilities, net of acquisitions:
         Accounts receivable           (27,193)        26,388         (363)
         Inventories                   (34,704)        24,715        8,325
         Other current assets            6,071         (8,682)           -
         Accounts payable               33,113        (19,484)     (11,364)
         Accrued expenses               15,848        (30,427)       6,945
      Other, net                        (1,369)         6,605       (3,965)
                                       --------       --------     --------
      Cash flows provided by operating
       activities                       71,723          9,890       62,667
                                       --------       --------      -------
Investment Activities:
   Property, plant and equipment
     additions                         (32,599)       (22,625)     (22,400)
   Sale (purchase) of noncurrent
     investments, net                   34,198        (60,990)      36,621
   Acquisitions and growth
     expenditures                     (209,122)      (326,097)     (58,936)
                                      ---------       --------     --------
      Cash flows used in investing
        activities                    (207,523)      (409,712)     (44,715)
                                      ---------       --------     --------
Financing Activities:

   Dividends on common and preferred
     stock                             (24,447)      (19,092)      (16,852)
   Minority interests on preferred
     securities of subsidiary trusts    (6,601)       (3,114)       (2,641)
   Subsidiary payment of common unit
     distributions                     (37,003)      (29,145)      (17,708)
   Proceeds from issuance of common units (971)       95,592             -
   Issuance of nonrecourse subsidiary
     debt                              148,308        84,723        29,499
   Repayment of nonrecourse subsidiary
     debt                               (7,267)      (37,107)       (7,544)
   Issuance of long-term debt                -        97,161             -
   Repayment of long-term debt          (5,000)       (5,000)      (22,500)
   Issuance of preferred securities of
     subsidiary trusts                       -        49,816             -
   Issuance of common stock                  -       107,813             -
   Repurchase of minority interests     (6,210)            -             -
   Proceeds from exercise of warrants    1,657         3,177             -
   Line of credit borrowings            58,000             -             -
   Short-term borrowings - nonrecourse   3,146        11,554             -
   Retirement of subsidiary preferred stock  -             -        (2,687)
   Short-term borrowings                11,000             -             -
                                      --------      --------        -------
      Cash flows provided by (used in)
        financing  activities          134,612       356,378       (40,433)
                                      --------      --------        -------
Increase (Decrease) in Cash and Cash
  Equivalents                           (1,188)       16,556       (22,481)
Cash and Cash Equivalents, beginning of
  year                                  30,865        14,309        36,790
                                      --------      --------        ------
Cash and Cash Equivalents, end of year $29,677       $30,865       $14,309
                                       =======       =======       =======

See Notes to Consolidated Financial Statements


CONSOLIDATED BALANCE SHEETS

Years Ended December 31                         1999                1998
(In thousands)

ASSETS

Current Assets:
   Cash and cash equivalents                  $29,677               $30,865
   Accounts receivable, net                   205,378               131,541
   Inventories                                104,099                72,805
   Other                                       44,444                31,957
                                              -------               -------
      Total current assets                    383,598               267,168
                                              -------               -------
 Property, Plant and Equipment, Net           681,663               629,278
Goodwill and Other Intangible Assets, Net     742,010               618,251
                                              -------               -------
Other Assets:
   Investments                                 96,056               152,470
   Other                                       53,434                61,307
                                              -------               -------
      Total other assets                      149,490               213,777
                                              =======               =======
Total assets                               $1,956,761            $1,728,474
                                           ==========            ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Current maturities of long-term debt       $24,170               $20,060
   Short-term debt                             11,000                     -
   Short-term debt - nonrecourse               14,700                11,554
   Accounts payable                           157,959               113,036
   Accrued expenses                            61,218                64,779
                                              -------               -------
      Total current liabilities               269,047               209,429
                                              -------               -------
Long-term Debt                                309,350               256,350
Long-term Debt of Subsidiaries
  - nonrecourse                               473,757               332,525
Deferred Income Taxes                          64,855                74,072
Other Noncurrent Liabilities                   86,797                94,795
                                              -------               -------
Commitments and Contingencies
(Notes 2, 6, 7, 12)
 Minority Interests                           361,549               387,952
                                              -------               -------
Preferred Stock, Preference Stock and
 Preferred Securities:
  Preferred stock - 4 1/2% series               2,600                 2,600
  Redeemable preferred stock-6 1/2% series      1,150                 1,150
   Preference stock                                 -                     -
   Corporation obligated mandatorily
     Redeemable preferred securities of
     subsidiary trusts                        87,500                 87,500
                                             -------                -------
                                              91,250                 91,250
                                             -------                -------
Shareholders' Equity:
   Common stock                               40,438                 40,279
   Paid-in capital                           160,028                158,530
   Retained earnings                          94,715                 81,100
   Accumulated other comprehensive income      4,975                  2,192
                                             -------                -------
                                             300,156                282,101
                                             -------                -------
   Total liabilities and shareholders'
   Equity                                 $1,956,761             $1,728,474
                                          ==========             ==========

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            Accumulated
                            Number of                          Other        Total
                            Common  Common Paid-in Retained  Comprehensive Shareholders'
                            Shares  Stock  Capital Earnings    Income        Equity
(In thousands)
Balance at December 31, 1996 17,840 $31,220 $56,595 $66,144    $9,846     $163,805
Comprehensive income:
   Net income                     -       -       -  26,264         -       26,264
   Other comprehensive income,
    net of tax:  Unrealized
    loss on marketable
    securities net of
    reclassification adjustment   -       -       -       -    (3,984)      (3,984)
                                                                            -------
                                                                            22,280
Common stock issued               3       4       -       -         -            4
Distributions declared on
  minority interests in
  preferred securities of
  subsidiary trusts               -       -       -  (2,641)        -       (2,641)

Dividends declared on preferred
 stock                            -       -       -    (212)        -         (212)
Dividends declared on common
 stock                            -       -       - (16,640)        -      (16,640)
                              -----  ------  ------ -------     -----      --------

Balance at December 31, 1997 17,843  31,224  56,595  72,915     5,862      166,596
Comprehensive income:
   Net income                     -       -       -  30,391         -       30,391
   Other comprehensive income,
    net of tax:
      Unrealized loss on
      marketable securities
      net of reclassification
      adjustment                  -       -       -       -    (3,670)      (3,670)
                                                                            -------
                                                                            26,721
Common stock issued          5,000    8,750  99,063       -         -      107,813
Proceeds from exercise of
warrants                       174      305   2,872       -         -        3,177
Distributions declared on
minority interests in
preferred securities of
subsidiary trusts                -        -       -  (3,114)        -       (3,114)
Dividends declared on
  preferred stock                -        -       -    (191)        -         (191)
Dividends declared on common
  stock                          -        -       - (18,901)        -      (18,901)
                            ------     -----  ----- -------      -----     --------

Balance at December 31, 1998 23,017   40,279 158,530 81,100      2,192     282,101
Comprehensive income:
   Net income                     -        -       - 44,663          -      44,663
   Other comprehensive income,
   net of tax:
   Foreign currency translation
   adjustments                    -        -       -      -        (78)        (78)
   Unrealized gain on
     marketable securities
        net of reclassification
        adjustment                -        -       -      -      2,861       2,861
                                                                            ------
                                                                            47,446
Proceeds from exercise of
   warrants                     92       159   1,498      -          -       1,657
Distributions declared on
  minority interests
  in preferred securities of
  subsidiary trusts              -         -       -  (6,601)        -      (6,601)
Dividends declared on
  preferred stock                -         -       -    (191)        -        (191)
Dividends declared on
  common stock                   -         -       - (24,256)        -     (24,256)
                              -----     -----  -----  -------      -----  ---------
Balance at December 31,
   1999                      23,109   $40,438 $160,028 $94,715    $4,975   $300,156
                             ======   ======= ======== =======    ======   ========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Significant Accounting Policies

Nature of Operations

NorthWestern Corporation ('Corporation') is a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilating, plumbing and related services and solutions to residential and business customers throughout North America. A division of the Corporation is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to Midwestern customers. Through CornerStone Propane Partners, L.P. ('CornerStone'), the Corporation is engaged in the retail propane and wholesale energy-related commodities distribution business throughout North America. CornerStone is a publicly traded Delaware master limited partnership, formed to acquire and operate propane businesses and assets. A wholly owned subsidiary of the Corporation serves as the general partner of CornerStone and manages and operates CornerStone's business. At December 31, 1999, the Corporation owns a combined 30% effective interest in CornerStone. Through Blue Dot Services Inc. ('Blue Dot'), the Corporation is becoming a national provider of heating, ventilating, air conditioning, plumbing and related services ('HVAC') through internal growth and by acquiring existing companies throughout the U.S. Through Expanets, Inc. ('Expanets'), the Corporation is becoming a national provider of integrated communications, data solutions and network services to business customers through internal growth and by acquiring companies throughout the U.S.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned or controlled subsidiaries, including CornerStone, Blue Dot and Expanets. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The public unitholders' interest in CornerStone's net assets subsequent to CornerStone's formation is reflected as a minority interest in the consolidated financial statements. Equity interests of the former owners of companies acquired by Blue Dot and Expanets who continue to hold an interest in Blue Dot and Expanets are reflected as minority interests in the consolidated financial statements. Losses allocable to minority interests in the future may increase or decrease depending upon the level of losses in these business segments, the amount of preferred dividends and the remaining minority interest basis available to absorb losses.

Use of Estimates

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

Cash Equivalents

The Corporation generally considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable, net

Accounts receivable is stated net of allowance for doubtful accounts of $7.3 million and $6.1 million at December 31, 1999 and 1998, respectively.

Investments and Fair Value of Financial Instruments

The Corporation's investments consist primarily of short-maturity, fixed-income securities and corporate preferred and common stocks. In addition, the Corporation has investments in privately held entities and ventures, safe harbor leases and various money market and tax exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 ('SFAS 115'), 'Accounting for Certain Investments in Debt and Equity Securities.' SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.

The Corporation's available for sale securities are classified under the provisions of SFAS 115 as follows:

                                                                Unrealized
(In thousands)                            Fair Value     Cost       Gain
December 31, 1999
    Preferred stocks                         $35,482    $38,662   $(3,180)
    Marketable securities                    41,358      30,405    10,953
December 31, 1998
    Preferred stocks                         $41,547    $39,560    $1,987
    Marketable securities                    30,045      27,376     2,669

The combined unrealized gain, net of tax, at December 31, 1999 and 1998, was $5.1 million and $2.2 million. Held to maturity securities are reported at cost, which approximated fair value and at December 31, 1999 and 1998, was $17.4 million and $80.9 million.

The Corporation uses the specific identification method for determining the cost basis of its investments in available for sale securities. Gross proceeds and realized gains and losses on sales of its available for sale securities were not material in 1999, 1998 and 1997.

Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Corporation's long-term debt approximates its market value.

CornerStone routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and liquefied petroleum gas ('LPG') inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. Net realized gains and losses on these contracts are generally not material.

Revenue Recognition

Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers. HVAC and communications revenues are recognized as goods are delivered to customers or services are performed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition less depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property.
Depreciable property has estimated useful lives, which range from three to 40 years.

Depreciation rates include a provision for the Corporation's share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent assets.

When property for the propane, HVAC or communications interests are retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is credited or charged to operations. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas property. Maintenance and repairs are expensed as incurred, while replacements and betterments that extend estimated useful lives are capitalized. Property, plant and equipment at December 31 consisted of the following:

(In thousands)                                     1999          1998
Land and improvements                             $17,260       $19,871
Building and improvements                          69,064        66,941
Storage, distribution,
  transmission and generation                     667,823       611,052
Other equipment                                   163,964       128,002
Less accumulated depreciation                    (236,448)     (196,588)
                                                 --------      --------
                                                 $681,663      $629,278
                                                 ========      ========
Computer Software Costs

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

Goodwill and Other Intangibles

The excess of the cost of businesses acquired over the fair value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill. Other intangibles consist principally of costs of covenants not to compete and deferred financing costs. Intangibles and goodwill are being amortized over the estimated periods benefited, which range from three to 40 years. Financing costs are amortized over the term of the applicable debt.

The Corporation's policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount is not recoverable, the Corporation's policy is to reduce the carrying amount of these assets to fair value.

(In thousands)                               1999             1998
Goodwill                                   $725,124        $597,561
Noncompete agreements                        26,534          17,585
Financing costs                              20,506          21,936
Other intangibles                             9,591           1,508
                                            -------         -------
                                            781,755         638,590
Less accumulated amortization               (39,745)        (20,339)
                                            -------         -------
                                           $742,010        $618,251
                                           ========        ========
Income Taxes

Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, the difference in the recognition of revenues for book and tax purposes, and certain natural gas costs, which are deferred for book purposes but expensed currently for tax purposes.

For book purposes, deferred investment tax credits are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

Regulatory Assets and Liabilities

The regulated operations of the Corporation are subject to the provisions of Statement of Financial Accounting Standards No. 71 ('SFAS 71'), 'Accounting for the Effects of Certain Types of Regulations.' Regulatory assets represent probable future revenue to the Corporation associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

If all or a separable portion of the Corporation's operations becomes no longer subject to the provisions of SFAS 71, an evaluation of future recovery-related regulatory assets and liabilities would be necessary. In addition, the Corporation would determine any impairment to the carrying costs of deregulated plant and inventory assets.

New Accounting Standards

Statement of Financial Accounting Standards No. 133 ('SFAS 133'), 'Accounting for Derivative Instruments and Hedging Activities', establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Corporation is evaluating the impacts of adopting SFAS 133 on its financial statements. The impact of SFAS 133 will depend upon the extent of use of derivative instruments and their designation and effectiveness as hedges of market risk.

Reclassifications

Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation. Such reclassifications had no impact on net income or shareholders' equity as previously reported.
supplemental Cash Flow Information

(In thousands)                               1999        1998       1997
Cash paid during the year for
   Income taxes                            $24,020     $17,629     $8,940
   Interest                                 49,591      35,162     30,090
Noncash transactions
 during the year for
   Assumption of debt as
    part of acquisitions                    25,506      28,572      1,551

2.   Business Combinations and Acquisitions

Master Limited Partnership Offering and Acquisitions

On December 11, 1998, CornerStone acquired the operations of Propane Continental, Inc. ('PCI'), a retail propane and wholesale energy-related commodities distributor for approximately $121 million, including assumed debt. The acquisition was financed with Common Unit equity and long-term debt. The acquisition was accounted for under the purchase method of accounting. PCI operated 34 retail propane customer service centers in 11 states. Through Tri Power Fuels, PCI's wholesale business, PCI distributed propane and other natural gas liquids to independent dealers, resellers and end users predominately in the West, Midwest and Northeast sections of the country.

At December 31, 1999, CornerStone's capital consisted of 16,788,894 Common Units, 6,597,619 Subordinated Units representing limited partner interests and a 2% aggregate general partner interest. At December 31, 1999, the Corporation's wholly and majority-owned subsidiaries owned all 6,597,619 Subordinated Units and an aggregate 2% general partner interest in CornerStone, or a combined 30% effective interest.

Blue Dot Services Inc.

In 1997, the Corporation formed Blue Dot to acquire and operate HVAC companies in the U.S. At December 31, 1999,
Blue Dot had acquired 62 companies in 23 states with a total investment by the Corporation of $155.4 million. At December 31, 1999, the Corporation owned a 96.9% voting interest in Blue Dot through preferred and common stock ownership.

Expanets, Inc.

In 1998, the Corporation formed Expanets to acquire and operate communications companies in the U.S. At December 31, 1999, Expanets had acquired 26 companies in 32 states with a total investment by the Corporation of $152.0 million. At December 31, 1999, the Corporation owned a 95.8% voting interest in Expanets through preferred and common stock ownership.

During 1999, the Corporation formed a private equity investment limited liability company in which certain members of management were provided the opportunity to make personal investments. The limited liability company is controlled and substantially owned by the Corporation and enables management investors to participate in long-term value creation in selected growth initiatives, including increases in the value of the Corporation's interests in CornerStone, Blue Dot and Expanets. The Corporation has the right to acquire the limited liability company interests of the investors under specified circumstances.

The acquisitions made by Blue Dot and Expanets were effected utilizing a combination of cash and stock (of Blue Dot or Expanets) and generally with a combination of both. In connection with certain acquisitions, both Blue Dot and Expanets entered into exchange agreements with the sellers that typically do not exceed two years. Under such agreements, the seller can elect to exchange the stock of Blue Dot or Expanets that they received in connection with the acquisition back to the Corporation for, at the Corporation's option, either stock of the Corporation or cash at a predetermined exchange rate.

The acquisitions made by CornerStone, Blue Dot and Expanets have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. The assets acquired and liabilities assumed in the current year acquisitions have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Corporation does not believe the final allocation of purchase price will be materially different from preliminary allocations. Any changes to the preliminary estimates will be reflected as an adjustment to goodwill. At December 31, 1999, liabilities for approximately $12.7 million for costs associated with the shutdown and consolidation of certain acquired facilities and $3.8 million in severance costs are recorded on the consolidated balance sheet. At December 31, 1998, liabilities for approximately $19.7 million for costs associated with the shutdown and consolidation of certain acquired facilities and $12.5 million in severance costs are recorded on the consolidated balance sheet. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 1998 and 1999 give effect to the acquisitions as if such transactions had occurred at the beginning of the period:

(In thousands except per share amounts)             1999         1998
Revenues                                          $3,113,396 $2,009,436
Net income                                            45,376     41,113
Diluted earnings per share                             $1.65      $1.48

The unaudited pro forma consolidated financial information does not purport to represent what the Corporation's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Corporation's future results of operations.

3.   Short-Term Borrowings

The Corporation may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit. At December
31, 1999, the Corporation's aggregate lines of credit available were $24.5 million. The Corporation pays an annual fee generally equivalent to .1% to
 .25% of the unused lines. At December 31, 1999, there were $11.0 million of commercial paper borrowings outstanding. No line of credit borrowings or commercial paper was outstand-ing at December 31, 1998.

Expanets entered into a Bank Credit Facility in June 1998 with a commercial bank. Expanets' Bank Credit Facility consists of a $15 million Working Capital Facility. There were $14.7 million and $8.5 million of borrowings outstanding under Expanets' Facility at December 31, 1999 and 1998. Expanets' Credit Facility bears interest at a variable rate tied to the Eurodollar or prime rate plus a stated margin for each rate. Expanets' Credit Facility matured on December 31, 1999. Expanets has received an extension on this facility while it negotiates an increase and certain other changes to the Facility. The Facility is not secured, however, Expanets is subject to restrictive covenants which include a) restrictions on other indebtedness, b) limits on mergers, acquisitions and dispositions, and c) minimum investment in Expanets by the Corporation. The Expanets' Facility is nonrecourse to the Corporation.

4.   Long-Term Debt

Substantially all of the Corporation's electric and natural gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Corporation may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture. As part of a financing transaction in November 1998, the Corporation issued $105 million of 6.95%, 30-year senior unsecured debt. The proceeds were used to repay short-term indebtedness and for general corporate purposes. The Corporation entered into an unsecured Bank Credit Facility with a group of commercial banks in June 1999. The Bank Credit Facility is used for general corporate purposes including acquisitions. There were $58 million of borrowings outstanding and $112 million available under the Bank Credit Facility at December 31, 1999. The Bank Credit Facility bears interest at a variable rate tied to certain Eurodollar index or prime rate plus a variable margin, which depends upon the total borrowings outstanding on the facility. The Bank Credit Facility matures in June 2002. The Bank Credit Facility contains restrictive covenants, which require the Corporation to maintain a minimum net worth and a maximum debt to equity ratio. The following table summarizes the Corporation's long-term obligations at December 31:

(In thousands)                  Due             1999        1998
Long-Term Debt
Senior unsecured debt - 6.95%    2028          $105,000    $105,000
General mortgage bonds -
   6.99%                         2002            15,000      20,000
   7.10%                         2005            60,000      60,000
   7%                            2023            55,000      55,000
Pollution control obligations -
   5.85%, Mercer Co., ND         2023             7,550       7,550
   5.90%, Salix, IA              2023             4,000       4,000
   5.90%, Grant Co., SD          2023             9,800       9,800
Bank credit facility             2002            58,000           -
Less current maturities                          (5,000)     (5,000)
                                              ----------   ---------
                                               $309,350     $256,350
                                              ==========   =========

The CornerStone First Mortgage Notes ('Mortgage Notes') are collateralized by substantially all of the assets of CornerStone and rank pari passu with the Bank Credit Facility. The Mortgage Notes mature in the year 2010 with eight equal annual installments beginning in the year 2003. CornerStone may, at its option and under certain circumstances following the disposition of assets, be required to offer to prepay the Mortgage Notes in whole or in part. The Mortgage Notes agreement contains restrictive covenants applicable to CornerStone including a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of CornerStone, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions. Generally, as long as no default exists or would result, CornerStone is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

CornerStone also has a Bank Credit Facility with a group of commercial banks. The Bank Credit Facility consists of a combined $110 million Working Capital and Acquisition Facilities to finance propane business acquisitions. There were $9.2 million and $1.7 million of combined borrowings outstanding under the Working Capital and Acquisition Facilities at December 31, 1999 and 1998. Total available under the Bank Credit Facility is $81.8 million as an additional $19.0 million is required to be held as collateral for the Bank Credit Facility borrowings. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin for either rate, which depends upon the Partnership's ratio of consolidated debt to consolidated cash flow. The Bank Credit Facility matures in November 2001. The Bank Credit Facility is collateralized by substantially all the assets of the Partnership and ranks pari passu with the Mortgage Notes. The Bank Credit Facility contains restrictive covenants similar to those under the Mortgage Notes and also requires that CornerStone maintain a ratio of total funded indebtedness to consolidated cash flow, as defined. Generally, as long as no default exists or would result, CornerStone is permitted to make cash quarterly distributions in an amount not to exceed Available Cash, as defined.

Blue Dot entered into a Bank Credit Facility with a group of commercial banks in February 1999 providing for advances up to $135.0 million. The Bank Credit Facility is used for working capital and to finance business acquisitions. There were $28.2 million of borrowings outstanding and $106.8 million available under the Bank Credit Facility at December 31, 1999. The Bank Credit Facility bears interest at a variable rate tied to certain Eurodollar rates or prime rate plus a variable margin, which depends upon Blue Dot's interest coverage rates. The Bank Credit Facility matures in February 2002 and is collateralized by substantially all the assets of Blue Dot. The Bank Credit Facility contains restrictive covenants which require Blue Dot to a) maintain a minimum net worth, b) maintaining certain EBITDA and capitalization ratios when compared to total indebtedness, c) maintain certain fixed charge ratios, d) limit the size of acquisitions and volume of acquisitions, and e) limit annual capital expenditures. Blue Dot is in compliance with the covenants as amended.

The balance of other nonrecourse debt is generally comprised of the debt assumed and issued in conjunction with acquisitions of $36.3 million and $40.9 million at December 31, 1999 and 1998.

Annual scheduled consolidated retirements of long-term debt during the next five years are $24.2 million in 2000, $23.0 million in 2001, $96.4 million in 2002, $45.7 million in 2003 and $44.2 million in 2004.

The following table summarizes the long-term nonrecourse obligations of subsidiaries:

(In thousands)                          Due        1999           1998
Long-Term Debt of Subsidiaries-nonrecourse
First mortgage notes -
   7.33% to 7.53%                       2010     $419,200       $305,000
Bank credit facility (CornerStone)      2001        9,220          1,700
Bank credit facility (Blue Dot)         2002       28,176              -
Other term debt                                    36,331         40,885
Less current maturities                           (19,170)       (15,060)
                                                 ---------       --------
                                                 $473,757        $332,525
                                                 =========       ========
5.   Income Taxes

Income tax expense is comprised of the following:

(In thousands)                           1999        1998        1997
Federal income
   Current tax expense                $22,079      $11,233      $4,620
   Deferred tax expense (benefit)      (9,179)      (1,069)      6,512
   Investment tax credit (benefit)       (562)        (562)       (559)
State income                            2,128        1,620         538
                                       -------      ------      ------
                                      $14,466      $11,222     $11,111
                                       =======     =======     =======

The following table reconciles the Corporation's effective income tax rate to the federal statutory rate:
                                   1999           1998        1997
Federal statutory rate              35%            35%         35%
   State income,
      net of federal benefit         4              3           1
   Amortization of
      investment tax credit         (1)            (1)         (2)
   Dividends received deduction     (2)            (6)         (2)
   Other, net                        4             (1)          1
                                    40%            30%         33%

The components of the net deferred income tax liability recognized in the Corporation's Consolidated Balance Sheets are related to the following temporary differences at December 31:

  (In thousands)                           1999               1998
Excess tax depreciation                 $(78,402)          $(80,556)
Safe harbor leases                          (929)            (4,192)
Property basis and life differences      (11,120)           (11,027)
Asset sales                               (3,567)            (3,967)
Regulatory assets                         (2,407)            (2,732)
Regulatory liabilities                     3,738              4,125
Unbilled revenue                           6,323              2,360
Unamortized investment tax credit          3,279              3,385
Unrealized gain on investments            (2,794)            (3,308)
Other, net                                21,024             21,840
                                        $(64,855)          $(74,072)

6.   Team Member Benefit Plans

The Corporation maintains a noncontributory defined benefit pension plan for team members of corporate and the regulated utility division. The benefits to which a team member is entitled under the plan are derived using a formula based on the number of years of service and compensation levels, as defined. The Corporation determines the annual funding for its plan using the frozen initial liability cost method. The Corporation's annual contribution is funded in accordance with the requirements of ERISA. Assets of the plan consist primarily of debt and equity securities.

Following is a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31, of both years:

(In thousands)                                1999                 1998
Reconciliation of Benefit Obligation
Obligation at January 1                     $56,717              $54,656
Service cost                                  1,149                1,012
Interest cost                                 3,682                3,689
Actuarial (gain) loss                          (254)               1,009
Benefits paid                                (3,745)              (3,649)
Benefit obligation at end of year            57,549               56,717
Reconciliation of Fair Value of Plan Assets
Fair value of plan assets at January 1       73,447               64,389
Actual return on plan assets                 14,433               12,707
Benefits paid                                (3,745)              (3,649)
Fair value of plan assets at end of year     84,135               73,447
Funded Status
Funded status at December 31                 26,587               16,730
Unrecognized transition amount                  928                1,083
Unrecognized net actuarial gain             (24,711)             (16,755)
Unrecognized prior service cost               2,819                3,320
Prepaid (accrued) benefit cost               $5,623               $4,378

The following table provides the components of net periodic benefit cost for the plans for 1999, 1998 and 1997:

in thousands                               1999      1998        1997
Service cost                              $1,149    $1,012       $981
Interest cost                              3,682     3,689      3,499
Expected return on plan assets            (6,059)   (5,307)    (4,681)
Amortization of
   transition obligation                     155       155        155
Amortization of prior service cost           501       500        278
Amortization of net gain                    (672)     (302)      (106)
Net periodic
   benefit (income) cost                 $(1,244)    $(253)      $126

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in calculating the projected benefit obligation for 1999, 1998 and 1997 were as follows:

                                    1999         1998         1997
Discount rate                       6.75%        6.75%        7.00%
Expected rate of return on assets   8.50%        8.50%        8.50%
Long-term rate of increase in
  compensation levels               3.00%        3.00%        3.00%

During 1999, the Corporation made available to eligible team members the option to convert their pension plan benefit to a cash balance plan. All elections were made prior to December 31, 1999, and are effective January 1, 2000. Eligible new team members hired after December 31, 1999, will automatically be enrolled in the cash balance plan as there will be no new participants in the pension plan after December 31, 1999. The result of team members choosing the cash balance plan will not materially impact the Corporation's 2000 financial statements. The pension plan will continue for those eligible team members who did not elect the cash balance plan.

The Corporation also provides an Employee Stock Ownership Plan ('ESOP') for full-time team members of corporate and the regulated utility division. The ESOP is funded primarily with federal income tax savings, which arise from tax laws applicable to such team member benefit plans. Certain Corporation contributions and shares of stock acquired by the ESOP are allocated to participants' accounts in proportion to the compensation of team members during the particular year for which allocation is made. Costs incurred under the plan were $1.0 million, $1.0 million and $.9 million in 1999, 1998 and 1997.

The Corporation also has various supplemental retirement plans for outside directors and selected management team members. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Corporation provides life insurance benefits to beneficiaries of eligible team members who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Corporation has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $1.3 million, $1.5 million and $1.2 million in 1999, 1998 and 1997.

CornerStone has a Restricted Unit Plan ('Restricted Unit Plan'), which authorizes the issuance of Common Units with an aggregate value of $17.5 million to directors, executives, managers and selected supervisors of the Partnership. The value of the Restricted Common Unit is established by the market price of the Common Unit at the date of grant. As of December 31, 1999, Restricted Common Units with a face value of $16.1 million have been awarded.

The Corporation, CornerStone, Blue Dot and Expanets provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the plans, the team member may elect to direct a percentage of their gross compensation to be contributed to the plans. The Corporation contributes 50 cents for every one dollar contributed by the team member, up to a maximum Corporation contribution of 3% of the team member's gross compensation. CornerStone, Blue Dot and Expanets match a portion of the team member contributions. Costs incurred under all of these plans were $3.0 million, $1.5 million and $.7 million in 1999, 1998 and 1997, respectively.

7.   Jointly Owned Plants

The Corporation has an ownership interest in three electric generating plants, all of which are coal fueled and operated by other utility companies. The Corporation has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Corporation's interest in each plant is reflected in the Consolidated Balance Sheets on a pro rata basis, and its share of operating expenses is reflected in the Consolidated Statements of Income. The participants each finance their own investment.

Information relating to the Corporation's ownership interest in these facilities at December 31, 1999, is as follows:

                                      Big Stone   Neal #4    Coyote I
(In thousands)                    (South Dakota)   (Iowa)  (North Dakota)
Plant in service                      $48,348     $34,182     $47,097
Accumulated depreciation              $27,266     $19,310     $22,794

8.   Operating Leases

The Corporation leases office, office equipment and warehouse facilities under various long-term operating leases. At December 31, 1999, future minimum lease payments under noncancelable lease agreements are as follows in thousands:

2000      $13,919
2001      11,880
2002      10,101
2003       7,475
2004       5,095
Thereafter 3,533

Lease and rental expense incurred were $13.8 million, $6.6 million and $6.1 million in 1999, 1998 and 1997, respectively.

9.   Stock Options and Warrants

In May 1998, the Corporation adopted the NorthWestern Stock Option and Incentive Plan ('Plan'). Under the Plan, the Corporation has reserved 2,750,000 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee of the Corporation's Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of the Corporation's common stock at the grant date. The options are outstanding for 10 years following the date of grant. In addition, the Corporation issued 1,279,476 warrants to purchase shares of NorthWestern common stock in connection with a previous acquisition. A summary of the activity of stock options and warrants are as follows:

                                                 Stock Options
                                        Shares      Range      Weighted
Balance December 31, 1997                    -          -             -
Issued                                  225,463    23.00-24.88     23.11
Balance December 31, 1998               225,463    23.00-24.88     23.11
Issued                                  403,453    23.13-26.13     25.16
Canceled                                (11,000)   26.13           26.13
Balance December 31, 1999               617,916    23.00-26.13     24.39

                                                  Stock Warrants
                                                                   Exercise
                                                   Shares             Price
Balance December 31, 1997                             -                 -
Issued                                          1,279,476          $18.225
Exercised                                         174,318           18.225
Balance December 31, 1998                       1,105,158           18.225
Exercised                                          90,896           18.225
Balance December 31, 1999                       1,014,262          $18.225

The Corporation follows Accounting Principles Board  Opinion 25,
'Accounting for Stock Issued to Employees,' to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

An alternative method of accounting for stock options is SFAS 123, 'Accounting for Stock-Based Compensation.' Under SFAS 123, team member stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Corporation's stock option plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS 123, the pro forma information for 1999 and 1998 would have been as follows:

in thousands except per share amounts   1999       1998
Earnings on common stock
     As reported                      $37,871     $27,086
     Pro forma                        $36,750     $26,607
Diluted earnings per share
     As reported                      $  1.62     $  1.44
     Pro forma                        $  1.57     $  1.41

The weighted average Black-Scholes value of options granted under the stock option plan during 1999 and 1998 was $4.39 and $3.91. The 1999 value was estimated using an expected life of eight years, 3.8% dividend yield, volatility of 16.9% and risk-free interest rate of 5.08%.

10.  Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants. The following table presents the shares used in computing the basic and diluted earnings per share for 1999, 1998 and 1997:

                                     1999    1998    1997
Average common
  shares outstanding for
  basic computation                 23,094  18,660  17,843
Dilutive effect of
   Stock options                        14       5       -
   Stock warrants                      264     151       -
Average common
  shares outstanding for
  diluted computation               23,372  18,816  17,843

11.  CornerStone Distributions

CornerStone makes distributions to its partners with respect to each fiscal quarter of the Partnership in an aggregate amount equal to its Available Cash, as defined in its partnership agreement. Distributions will generally be made 98% to the Common and Subordinated Unitholders and 2% to the general partner. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages, prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period (as defined below), and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

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

In addition, 1,649,405 Subordinated Units may convert into Common Units for any quarter ending on or after December 31, 1999, and an additional 1,649,405 Subordinated Units may convert into Common Units for any quarter ending on or after December 31, 2000, if a) distributions of Available Cash from operating surplus on each of the outstanding Common and Subordinated Units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated Units outstanding during that period and c) there are no arrearages on the Common Units.

The Partnership will make distributions of its Available Cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates. For all quarters ended after December 31, 1997, CornerStone and the Corporation have elected to forgo the Subordinated Unit distributions, continuing the support for the Common Unitholders.

12.  Environmental Matters

The Corporation is subject to numerous state and federal environmental regulations. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Corporation believes it can economically meet such sulfur dioxide emission requirements at its generating plants and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Corporation is also subject to other environmental statues and regulations including matters related to former manufactured gas plant sites. No administrative or judicial proceedings involving the Corporation are now pending or known by the Corporation to be contemplated under present environmental protection requirements.

13.  Capital Stock

In December 1996, the Corporation's Board of Directors declared, pursuant to a shareholders' rights plan, a dividend distribution of one Right on each outstanding share of the Corporation's common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons ('Acquiring Person') either acquires ownership of 15% or more of the Corporation's common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at the Corporation's option at any time until any Acquiring Person has acquired 15% or more of the Corporation's common stock.

The Corporation is authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 1999 and 1998, there were 37,500 shares outstanding of which 26,000 were 4 1/2% Series and 11,500 were 6 1/2% Series. The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Corporation. In any event, redemption will occur at par value. The 4 1/2% Series may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share plus accrued dividends.

In the event of involuntary dissolution, all Corporation preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common shareholders.

The Corporation is authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have ever been issued.

As of December 31, 1999 and 1998, the Corporation had 3,500,000 shares of preferred securities outstanding.
1,300,000 shares outstanding were issued in 1995 at 8 1/8% with a $25 par value. An additional 2,200,000 shares were issued as part of a financing transaction in November 1998 when the Corporation sold $55,000,000 of its 7.2% preferred capital securities at $25 par value. The proceeds were used for general corporate purposes.

14.  Segment and Related Information

In 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131 ('SFAS 131'), 'Disclosures About Segments of an Enterprise and Related Information,' which requires the reporting of certain financial information by business segment. For the purpose of providing segment information, the Corporation's six principal business segments are its electric, natural gas, retail propane, wholesale propane, HVAC and communications operations. The 'All Other' segment includes the results of service and other nonenergy-related operations, manufacturing operations (1998 only), activities and assets of the corporate office, as well as any reconciling or eliminating amounts.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the parent allocates some of its operating expenses and interest expense to the operating segments according to a methodology designed by management for internal reporting purposes and involves estimates and assumptions. Financial data for the business segments are as follows:

                              Total
                           Electric and Total           Communi-     All
(In thousands)             Natural Gas  Propane HVAC    cations     Other  Total
1999
Operating revenues         $152,166  $2,246,400 $293,736 $294,878 $17,160 $3,004,340
Cost of sales                65,511   2,038,714  181,275  168,888  13,377  2,467,765
Gross margins                86,655     207,686  112,461  125,990   3,783    536,575
Selling, general and
  administrative             37,016     137,859   96,580  102,507  14,755    388,717
Depreciation and amortization14,920      25,583    4,934    3,257     510     49,204
Goodwill amortization             -       8,219    3,637    7,211      31     19,098
Operating income             34,719      36,025    7,310   13,015 (11,513)    79,556
Interest expense             (8,790)    (32,176   (1,043)  (1,384) (9,761)   (53,154)
Investment income and other     366           -      796   (1,016)  9,654      9,800
Income before taxes and minority
  interests                  26,295       3,849    7,063   10,615 (11,620)    36,202
Provision for taxes          (8,816)       (693)  (3,990)  (7,129)  6,162    (14,466)
Income before minority
  interests                 $17,479      $3,156   $3,073   $3,486 $(5,458)   $21,736
Total assets               $364,673    $861,813 $279,140 $324,489 $126,646$ 1,956,761
Maintenance capital
  expenditures              $12,813      $7,735   $7,763   $3,589     $699   $32,599

1998
Operating revenues         $145,645    $767,735 $124,880 $126,457  $22,470$1,187,187
Cost of sales                62,595     618,754   75,843   69,982   12,613   839,787
Gross margins                83,050     148,981   49,037   56,475    9,857   347,400
Selling, general and
  administrative             37,445     105,520   39,334   45,709    8,214   236,222
Depreciation and amortization14,759      12,574    1,764    1,680      301    31,078
Goodwill amortization             -       7,580    1,765    3,208        5    12,558
Operating income             30,846      23,307    6,174    5,878    1,337    67,542
Interest expense            (12,059)    (20,321)     (52)    (669)  (2,766)  (35,867)
Investment income and other   1,261           -      296       87    4,056     5,700
Income before taxes and minority
  interests                  20,048       2,986    6,418    5,296    2,627    37,375
Provision for taxes          (7,379)       (999)  (3,043)  (2,807)   3,006   (11,222)
Income before minority
  interests                 $12,669      $1,987   $3,375   $2,489   $5,633   $26,153
Total assets               $321,847    $759,232  $57,035  $77,418 $512,942$1,728,474
Maintenance capital
  expenditures              $14,366      $2,898   $2,641   $2,161     $559   $22,625

1997
Operating revenues         $154,288    $743,038        -       -   $20,744  $918,070
Cost of sales                69,595     612,305        -       -    13,145   695,045
Gross margins                84,693     130,733        -       -     7,599   223,025
Selling, general and
  administrative             36,384      90,344        -       -     6,065   132,793
Depreciation and amortization 13,901     11,297        -       -       550    25,748
Goodwill amortization             -       5,487        -       -         -     5,487
Operating income             34,408      23,605        -       -       984    58,997
Interest expense            (12,186)    (18,980)       -       -      (310)  (31,476)
Investment income and other     689           -        -       -    10,875    11,564
Income before taxes and minority
  interests                  22,911       4,625        -       -    11,549    39,085
Provision for taxes          (8,334)     (1,283)       -       -    (1,494)  (11,111)
Income before minority
  interests                 $14,577      $3,342        -       -   $10,055   $27,974
Total assets               $306,930    $622,077        -       -  $177,116$1,106,123
Maintenance capital
   expenditures             $18,210      $4,056        -       -      $134   $22,400


                       1999                    1998                1997
(In thousands)  Electric Natural Gas Electric Natural Gas Electric Natural Gas

Operating
revenues        $83,943  $68,223   $78,401    $67,244     $76,727   $77,561
Cost of sales    18,456   47,055    15,390     47,205      14,560    55,035
Gross margins    65,487   21,168    63,011     20,039      62,167    22,526

Selling, general and
  Administrative 24,722   12,294    25,534     11,911      23,685   12,699
Depreciation     11,355    2,763    11,239      2,742      11,066    2,541
Amortization        651      151       631        147         239       55
Operating income$28,759   $5,960   $25,607     $5,239     $27,177   $7,231

                    1999                 1998                    1997
                  Retail    Wholesale Retail    Wholesale Retail    Wholesale
(In thousands)    Propane   Propane   Propane   Propane   Propane   Propane

Operating revenues $303,947 $1,942,453 $234,612 $533,123  $243,589  $499,449
Cost of sales       133,084  1,905,630  103,645  515,109   127,529   484,776
Gross margins      $170,863    $36,823 $130,967  $18,014  $116,060   $14,673


15.  Quarterly Financial Data (Unaudited)

(In thousands except per share amounts) First     Second    Third      Fourth

1999
Operating revenues                     $509,354  $595,850  $753,443  $1,145,693
Operating income                        $42,134   $11,599    $9,665     $16,158
Net income                              $14,880    $6,837    $8,838     $14,108
Average common shares outstanding        23,051    23,108    23,109      23,109
Basic earnings per average common share    $.57      $.22      $.31       $ .54
Diluted earnings per average common share  $.56      $.22      $.31       $ .53

Dividends per share                      $.2575    $.2575    $.2575      $.2775
Stock price:
   High                                  $27.13    $27.06    $26.00      $24.19
   Low                                   $23.75    $24.19    $22.44      $20.63
   Quarter-end close                     $25.94    $24.19    $22.75      $22.00

1998
Operating revenues                     $298,964  $233,145  $276,896    $378,182
Operating income                        $29,836    $6,938    $7,954     $22,814
Net income                              $11,004    $3,355    $4,582     $11,450
Average common shares outstanding        17,843    17,843    17,860      21,068
Basic earnings per average common share*   $.58      $.15      $.21       $ .49
Diluted earnings per average common share* $.58      $.15      $.20       $ .48

Dividends per share                      $.2425    $.2425    $.2425      $.2575
Stock price:
   High                                  $24.00    $25.31    $27.38      $26.50
   Low                                   $21.31    $20.25    $23.94      $22.75
   Quarter-end close                     $22.94    $25.00    $26.00      $26.44

* The 1998 quarterly earnings per average common share do not total to the 1998 annual earnings per average common share due to the effect of common stock issuances during the year.

ELEVEN-YEAR FINANCIAL SUMMARY


(In thousands except per share data)1999     1998 1997 1996 1995 1994 1993
1992 1991 1990 1989

Financial Results

Operating revenues  $3,004,340     $1,187,187     $918,070  $344,009
$204,970  $157,266  $153,257  $119,197  $122,900  $115,980  $117,671
Gross margins  536,575   347,400    223,025   163,583   108,545   82,366
80,259    67,275     69,509   64,940     66,166
Operating expenses  457,019   279,858    164,028   113,165   70,448
51,830    52,986    42,466     42,061   40,744     41,171
Operating income    79,556    67,542     58,997    50,418    38,097
30,536    27,273    24,809     27,448   24,196     24,995
Interest expense    (53,154)  (35,867)   (31,476)  (18,668)  (11,694)
(9,670)    (8,945)   (8,105)   (7,244)   (6,804)   (6,886)
Investment income and other   9,800     5,700      11,564    9,719
3,029      2,444    4,431     2,690      1,834    6,890      4,314
Income before income taxes and
   minority interests     36,202   37,375     39,085    41,469    29,432
23,310    22,759    19,394     22,038    24,282    22,423
Provision for income taxes    (14,466)  (11,222)   (11,111)  (15,415)
(10,126)   (7,869)   (7,568)   (5,673)   (7,223)   (6,776)   (6,300)
Income before minority interests   21,736    26,153     27,974   26,054
19,306    15,441    15,191    13,721    14,815    17,506    16,123
Minority interests  22,927    4,238      (1,710)   -   -    -    -     -
-    -    -
Net income     $      44,663  $      30,391  $   26,264     $  26,054 $
19,306      $  15,441    $   15,191     $  13,721 $   14,815     $  17,506
$  16,123

Common Stock Data

Basic earnings per share*     $1.64     $1.45      $1.31     $1.28
$1.11      $1.00    $.98  $.88      $.94      $1.12     $1.02
Diluted earnings per share*   $1.62     $1.44      $1.31     $1.28
$1.11      $1.00    $.98  $.88      $.94      $1.12     $1.02
Basic and diluted earnings per share
    (excluding one time gains)*     -   -    -    $1.19     -    -    -
-    -    $.89 $.88
Average shares outstanding*:
   Basic  23,094    18,660     17,843    17,840    16,261    15,354
15,354    15,354     15,354    15,354    15,354
   Diluted     23,372    18,816     17,843    17,840    16,261    15,354
15,354    15,354     15,354    15,354    15,354
Dividends paid per common share*   $1.050    $.985      $.933     $.890
$.873      $.835    $.815      $.795     $.768     $.738    $.708
Annual dividend rate at year end*  $1.11     $1.03      $.97      $.92
$.88  $.85     $.83  $.81      $.79      $.76      $.73
Book value per share at year end*  $12.99    $12.26     $9.34     $9.18
$8.56      $7.47    $7.14      $6.98     $6.89     $6.72     $6.34
Common stock price range*:
   High   $27.125   $27.375    $23.500   $18.250   $14.188   $14.813
$16.750   $14.375    $13.438   $10.250   $10.125
   Low    $20.625   $20.250    $16.938   $13.375   $12.125   $12.250
$13.125    $11.750   $10.125   $8.375    $8.250
   Close  $22.000   $26.438    $23.000   $17.130   $14.000   $13.380
$14.380    $14.000   $12.940   $10.250   $10.000
Price earnings ratio     13.6x     18.4x      17.6x     13.4x     12.7x
13.4x      14.7x     15.8x     13.8x     9.2x      9.8x
Dividend payout ratio
   (from ongoing operations)  64.8%     68.4%     71.2%     74.8%     79.0%
83.5%     83.2%     89.8%     81.6%     66.1%     69.4%
Return on average common equity    12.9%     14.6%     14.1%     14.4%
13.7%     13.1%     13.7%     12.8%     13.7%     17.0%     16.2%
Common shareholders at year end    10,475    10,116     8,845     8,750
8,738      8,132    8,231      8,279     8,262     8,014     8,246

Financial Position (as of December 31)

Total assets   $1,956,761     $1,728,474      $1,106,123     $1,113,716
$558,721   $359,066 $343,574  $308,194   $297,761  $283,073  $272,260
Working capital     114,551   57,739     11,844    44,922    31,859
(3,033)   6,121     5,774      (4,010)   (4,599)   678
Long-term debt, excluding current portion    309,350   256,350    156,350
183,850    183,850   127,053  126,600   106,422    92,003   78,236
79,469
Total debt (including subsidiaries)     807,277   608,935    433,095
425,657    213,410   127,623  127,200   106,572    93,236   79,469
80,702
Shareholders' equity     300,156   282,101    166,596   163,805   152,678
114,705   109,667    107,111   105,780  103,120    97,322
Other equity   452,799   479,202    235,972   225,464   38,760    2,640
2,670      2,700     5,590    5,785      5,980
Total equity   $   752,955    $   761,303     $   402,568    $   389,269
$191,438   $117,345 $112,337   $109,811  $111,370 $108,905   $103,302

Capitalization Ratios (as of December 31)**

Long-term recourse debt  44.1%     40.7%     43.5%     47.9%     49.3%
51.3%     52.4%     49.0%     45.2%     41.8%     43.5%
Preferred stock and securities     13.0%     14.5%     10.1%     9.4% 9.7%
1.1% 1.1% 1.3% 2.7% 3.1% 3.3%
Shareholders' equity     42.9%     44.8%     46.4%     42.7%     41.0%`
47.6%     46.5%     49.7%     52.1%     55.1%     53.2%

   * Adjusted for the two-for-one split in May 1997.
  ** Ratios are exclusive of nonrecourse debt, current debt and minority interests.