Form 10-K405, Exhibit 13
period 2000-12-31
NORTHWESTERN CORP
filed 2001-04-02
CIK 73088

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHWESTERN CORPORATION

          NorthWestern Corporation (the “Corporation”) is a provider of energy and communications services and solutions to customers across North America. The Corporation provides electric and natural gas service to Midwestern customers through our energy division, NorthWestern Public Service. In addition, the Corporation holds interests in Expanets, Inc. (“Expanets”), a leading national provider of networked communications solutions to mid-sized business customers; Blue Dot Services Inc. (“Blue Dot”), a national provider of air conditioning, heating, plumbing and related services (“HVAC”); and CornerStone Propane Partners, L.P. (NYSE:CNO) (“CornerStone”), the nation’s fifth largest retail propane distributor. The Corporation is also engaged in other service and non-energy related businesses.

RESULTS OF OPERATIONS

EARNINGS AND DIVIDENDS

          The Corporation’s diluted earnings per share of $1.83 on $42.8 million of earnings represented a 13.0% increase for 2000 as compared to 1999 earnings of $37.9 million and diluted earnings per share of $1.62. The growth is attributable to strong electric and natural gas operations and continued investments within the communications and HVAC segments in 2000. Consolidated earnings for 1999 of $37.9 million climbed 39.8% over the previous year’s earnings of $27.1 million. Diluted earnings per share climbed 12.5% in 1999 to $1.62 as compared to 1998 diluted earnings per share of $1.44, which included the effect of a 23.8% increase in average shares outstanding. Increased investments in the communications and HVAC segments and a full year impact from the 1998 acquisitions combined to account for the increased earnings in 1999 over 1998.

          The Corporation’s Board of Directors once again voted to increase annual dividends in November 2000, our 17th consecutive year of dividend increases. A 7.2% increase in annual dividends from $1.11 per share to $1.19 per share was effective November 2000. Dividends were increased in 1999 as well, from $1.03 per share in 1998 to $1.11 per share for 1999. The Board will continue to evaluate future dividend policies and increases in light of the Corporation’s financial condition.

CONSOLIDATED OPERATING RESULTS

          A review of the consolidated operating results is intended to provide the reader with a broad overview of operations. Attention should be directed to the detailed segment reviews that follow, as the operating relationships of the segments as they relate to the consolidated results vary greatly.

          Consolidated operating revenues reached $7,132.1 million for year 2000, a 137.4% increase over 1999 operating revenues of $3,004.3 million. $3,090.7 million, or 74.9%, of the total increase was driven by higher wholesale energy-related commodity revenues (which includes propane, natural gas liquids, natural gas and crude oil and is reflected within our propane segment and generically referred to as the wholesale propane operations) that reflected acquisitions, internal growth and the industry’s generally higher commodity prices. Of the remaining increase, more than 75%, or $809.2 million, was driven by increased revenues from our communications segment, principally as a result of Expanets’ purchase of a portion of the Lucent Technologies’ (“Lucent”) Growing and Emerging Markets (“GEM”) business effective April 1, 2000. For the year ended December 31, 1999, revenues increased $1,817.2 million over 1998, a growth of 153.1%. The acquisitions and internal growth within the wholesale propane operations segment accounted for $1,409.3 million of the increase, while the HVAC and communications segments combined to provide an additional $337.3 million of revenue growth principally from 1999 acquisitions and a full year’s inclusion of 1998 acquisitions.

          Cost of sales for 2000 was $6,295.7 million, an increase of 155.1% over 1999 costs of $2,467.8 million. As with revenues, the wholesale propane operations accounted for a majority of the increase, contributing 80.5% of the increased costs. The increased cost of sales in the communications segment, resulting principally from the Lucent GEM acquisition, account for the majority of the remaining increase. Cost of sales for 1999 increased to $2,467.8 million, or 193.9%, from $839.8 million in 1998. The increase largely resulted from a 270.0% growth within wholesale propane operations cost of sales between 1998 and 1999. Acquisitions closed in 1999 and a full year of operations for 1998 acquisitions within the HVAC and communications segments contributed to the remainder of the increase.

          Consolidated gross margins grew to $836.4 million in 2000, an increase of $299.8 million from 1999 gross margins of $536.6 million. The communications segment provided nearly 80% of the growth with an increase of $237.5 million in 2000 as compared to 1999, due mainly to the Lucent GEM acquisition. The HVAC segment contributed an additional $36.3 million of gross margin increase, driven by acquisitions closed in 2000 and the inclusion of a full year of 1999 acquisitions. Gross margin percentages fell from 17.9% in 1999 to 11.7% in 2000 (47.1% for 1999 and 37.6% for 2000 exclusive of wholesale propane operations). The decreased gross margin percentage resulted principally from the addition of the Lucent GEM business and its historic focus on relatively lower-margin equipment sales, as compared to the higher margin voice and data services that Expanets intends to pursue in the Lucent GEM business. To a lesser degree, business mix shifts within the HVAC segment have also contributed to the reduced gross margin percentage. These factors, combined with the inherently lower margin wholesale propane operations, drove down the overall percentages. Gross margins in 1999 improved by $189.2 million, an increase of 54.5% over 1998 gross margins. The increase was fueled by the acquisitions in the communications, HVAC and wholesale propane operations. Exclusive of wholesale propane, gross margin percentages decreased slightly from 50.4% for 1998 to 47.1% in 1999. Product mix changes within HVAC and communications, as well as the acquisition of some slightly lower margin businesses within these segments, contributed to the reduction. The impact of the lower margin wholesale operations was primarily responsible for the overall gross margin percentage decline from 29.3% in 1998 to 17.9% in 1999.

          The Corporation’s consolidated operating expenses reflect the impact of further building the infrastructure necessary to support the rapidly expanding operations and longer-term growth initiatives. The growth of the communications segment resulting from the Lucent GEM transaction had a substantial impact in 2000, as well as the continued acquisitions within the HVAC segment. Operating expenses increased 74.0% in 2000 when compared to 1999 expenses of $457.0 million. The $338.1 million increase reflects a $275.1 million increase in the communications segment (see the communications segment commentary that follows for further discussion regarding the nature, timing and extent of the increases in the communications operating expenses) along with a $37.8 million increase in the HVAC operations. The depreciation and amortization component of operating expenses grew $40.0 million, reflecting an increase of $26.7 million within the communications segment alone, due to the increased amortization as a result of the Lucent GEM transaction. Consolidated operating expenses for 1999 increased 63.3%, or $177.2 million, over 1998 expenses of $279.9 million. The communications and HVAC segments increased $62.4 million and $62.5 million, respectively, while the propane operations added an additional $46.0 million of expenses. These increases reflect the impact of 1999 acquisitions as well as the inclusion of a full year’s impact for the 1998 acquisitions along with increased corporate infrastructure to support the operations and better position the segments for sustainable longer-term growth.

          Operating income in 2000 of $41.3 million reflects a decrease of $38.3 million from 1999. The decrease largely relates to the $37.6 million decrease in the communications segment’s operating income, which is primarily attributable to the integration/transition costs and increased amortization costs resulting from the Lucent GEM transaction. Small decreases in the HVAC and Other segments’ operating income were offset by a $3.0 million increase in electric operating income. Operating income for 1999 increased $12.0 million over 1998 operating income. This 17.8% increase was attributable to growth in all of the segments, with the exception of the Other segment where losses increased due to corporate expansion in 1999.

ELECTRIC

          NorthWestern Public Service, a division of the Corporation, generates, transmits, and distributes electricity to more than 57,000 customers in South Dakota. Electric usage has natural seasonal and weather variations, but otherwise provides a relatively stable and modestly growing source of revenue and margins.

          Revenues for the segment grew $2.6 million, 3.1%, to $86.6 million for 2000 driven principally by improved wholesale activity. Retail volumes increased by 2.2%, offset by a reduction in fuel costs, resulting in similar revenues levels compared to 1999. Wholesale revenues were up significantly due to unusual market conditions which affected gross margins, offset partially by lower volume sales. Revenues for 1999 grew 7.1% over 1998 revenues of $78.4 million. Both an increased customer base and higher power costs in the retail operations produced the increase, as well as increased revenues from the wholesale off-system sales. Wholesale megawatt hours sold increased 63.0% over 1998 volumes, resulting in revenues that were $2.1 million higher than 1998.

          Cost of sales for the segment of $16.8 million declined 9.1% from 1999 costs. This decrease is a result of fuel cost adjustments passed through to customers (as noted above in the retail revenues discussion), offset partially by increased expenses due to higher power plant usage. For 1999, cost of sales increased $3.1 million over 1998 costs of $15.4 million, a result of higher plant fuel operating costs.

          Gross margins in 2000, as a result of the aforementioned rise in revenues and decline in cost of sales, increased 6.6%, or $4.3 million, over 1999 margins of $65.5 million. The wholesale revenues were the principal contributing factor as well as a 2.2% increase in retail volumes. As a percentage of revenues, gross margins were 80.6% versus 78.0% for 1999 resulting from the aforementioned wholesale activity. In 1999 gross margins grew 3.9% from $63.0 million to $65.5 million. Higher cost of sales dampened the impact of the 7.1% revenue growth rate, keeping the gross margin growth rate lower. Gross margin percentages fell slightly from 80.4% to 78.0% as retail margins declined slightly due to the higher costs.

          The segment’s 2000 operating expenses of $38.1 million increased 3.6% over 1999. Higher employee benefits expenses along with increased power plant maintenance costs associated with increased generation and higher depreciation expense due to property additions were the primary drivers of the increase, but were partially offset by lower transmission and distribution expenses. For 1999, operating expenses were $676,000 lower than 1998 expenses. Lower general and administrative expenses were partially offset by higher plant operating costs, resulting in the net decrease in overall expenses.

          Operating income for the electric segment in 2000 grew by 10.3%, to $31.7 million. This growth is a product of the increased gross margins, principally from the wholesale sales noted above, partially offset by the higher net operating expenses. Operating income in 1999 grew by 12.3% to $28.8 million. Lower operating expenses in addition to the gross margin growth in 1999 resulted in the increased operating income.

NATURAL GAS

          The Corporation serves more than 80,000 commercial and residential natural gas customers in South Dakota and Nebraska. The primary use of natural gas in the service areas is for heating purposes. This results in a high correlation to weather patterns, particularly during the winter heating season. In addition, natural gas is a commodity that is subject to market price fluctuations.

          Natural gas revenues reflect the impact of high natural gas prices in the marketplace throughout 2000. Revenues increased $26.5 million to $94.7 million in 2000 when compared to 1999. This 38.9% increase is largely attributable to higher market prices passed along to consumers, as allowed, in addition to a slight increase in volumes and the full year effect of a rate case implemented in the fourth quarter of 1999. Revenues in 1999 were $1.0 million higher than 1998 revenues of $67.2 million, reflective of warmer than normal weather and stable market prices in both 1999 and 1998.

          As with revenues, cost of sales reflects the impact of the higher market prices in 2000 when compared to 1999. Costs increased 51.7%, or $24.3 million, over cost of sales of $47.1 million in 1999. While the slight increase in volumes increased total costs, the main driver was the aforementioned market price increases. Stable market prices in 1999 and 1998 resulted in a slight decrease in cost of sales for 1999 when compared to 1998. Costs of sales in 1999 were $150,000 lower than 1998 costs of $47.2 million.

          Gross margins increased for 2000 by $2.2 million, 10.4%, over 1999 margins, while gross margins as a percentage of revenues decreased from 31.0% in 1999 to 24.7% in 2000. The rate case increase implemented in late 1999 and slightly higher volumes combined to produce the increased gross margins. Through allowed purchased gas adjustments, market price increases were passed along to consumers, therefore, having no effect on margin, but having a significant impact on the gross margin percentage. Gross margins in 1999 of $21.2 million represent an increase of 5.6% over 1998 margins. The lower cost of sales combined with the volume increases and partial year effect of the rate case all contributed to the growth. As a percentage of revenues, gross margins increased from
29.8% to 31.0% in 1999 due to the same factors driving the increased gross margin dollars.

          Operating expenses increased to $17.1 million for 2000, principally due to rising costs of employee benefits, customer care costs and service expenses, along with an increase in depreciation of $342,000 due to property additions. Operating expenses for 1999 as compared to 1998 were $408,000, or 2.8%, higher as operating conditions between the years were consistent.

          Natural gas contributed $6.3 million in 2000 to consolidated operating income, an increase of 5.5% over 1999. The 1999 rate case contributed to a portion of the increased operating income, partially offset by higher operating costs. Operating income for 1999 of $6.0 million was $721,000, or 13.8%, higher than 1998, reflective of gross margin growth in excess of operating expense increases.

COMMUNICATIONS

          Expanets was created in 1998 to provide small to mid-sized businesses with integrated communications, data, and network solutions and services. Through 1999, Expanets had acquired 26 companies. Effective April 1, 2000, Expanets purchased the Growing and Emerging Markets (“GEM”) division of Lucent Technologies, Inc. (“Lucent”), adding an 1,800-person professional sales force, more than 700,000 customers and generating more than $1 billion in annualized revenues. As a result of the Lucent GEM acquisition, Expanets now has more than 200 offices located across the United States. The Corporation’s investment in Expanets at December 31, 2000, consisted of $247.8 million in the form of 12% coupon non-convertible preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the then outstanding total common stock of Expanets.

           Operating revenues for the segment increased $809.1 million, or 274.4%, to $1,104.0 million for 2000 from $294.9 million in 1999. This growth is attributable primarily to the Lucent GEM acquisition effective April 2000 in addition to the inclusion of a full year’s revenues on 1999 acquisitions and organic growth within previously acquired companies. Revenues in 1999 of $294.9 million represented an increase of $168.4 million, or 133.1%, over 1998 revenues. The inclusion of a full year’s revenues from the 1998 acquisitions and organic growth, combined with approximately $38 million of additional revenues from 1999 acquisitions, drove the increase.

          Cost of sales for 2000 of $740.6 million was 338.5% higher than 1999 cost of sales of $168.9 million. This increase is principally attributable to the Lucent GEM acquisition. Significant portions of the historical Lucent GEM sales have been voice equipment sales which, although often generating recurring service and maintenance contracts, have relatively lower margins and, therefore, higher cost of sales than the business lines conducted by Expanets. Expanets intends to pursue relatively higher margin voice and data services through the Lucent GEM sales channel over time. In addition, the internal growth in previous acquisitions and a full year’s impact of costs from 1999 acquisitions pushed cost of sales higher in 2000. Cost of sales in 1999 rose $98.9 million over 1998 cost of sales of $70.0 million. This rise was a result of the 1999 acquisitions that added approximately $27 million in costs along with inclusion of an entire year’s costs from 1998 acquisitions.

          Gross margins for the segment of $363.5 million in 2000 represented an increase of $237.5 million, or 188.5%, over 1999. The majority of this growth can be attributed to the Lucent GEM acquisition, complemented by the organic growth within the previous acquisitions and a full year impact of 1999 acquisitions. As a percentage of revenues, gross margins declined from 42.7% in 1999 to 32.9% in 2000. This decrease is a result of the previously discussed historical focus of the Lucent GEM business on relatively lower margin voice equipment sales, as compared to the higher voice and data services that Expanets intends to pursue through the Lucent GEM sales channel in the future. In 1999, gross margins increased $69.5 million over 1998 margins. This rise was a result of a full year’s impact of 1998 acquisitions in addition to the 1999 acquisitions’ contribution. Gross margin percentages declined slightly to 42.7% for 1999, down from 44.7% in 1998 due to overall lower margin acquisitions in 1999.

          Selling, general, and administrative expenses were $350.9 million for 2000, an increase of $248.4 million over 1999 operating expenses. The majority of the increase is attributable to the Lucent GEM transaction, including the planned transition/integration expenses associated with that transaction. As part of the transaction, Lucent agreed, through 29 transition services agreements (TSAs), to support critical systems such as information technology, customer care, logistics, leases, etc., until the proper infrastructure within Expanets can be completed in order to fully transfer operations to a common system, realize operating efficiencies, and generate cost savings. In September 2000, Lucent transferred its obligations under the TSAs to Avaya Inc. in connection with the spin-off of that enterprise to Lucent shareholders. At December 31, 2000, Expanets had moved off of 11 of these TSAs and had expended approximately $24 million of the $50 to $60 million of transition/ integration expenses estimated at the time of closing. Management expects to incur $25 to $35 million of additional transition costs, largely within 2001, which are expected to be non-recurring thereafter. Corporate infrastructure costs increased as well to support the additional operations and continue to focus on the previous acquisitions and maintain their internal growth and strategies. Depreciation and amortization increased from $10.5 million in 1999 to $37.2 million in 2000. This is mainly attributable to the Lucent GEM acquisition and the associated amortization, as well as continued capital expenditures in the segment. Selling, general, and administrative expenses in 1999 of $102.5 million rose 124.3% over 1998 expenses. This increase is attributable to the inclusion of the 1999 acquisitions that added approximately $9 million in expenses along with a full year’s inclusion of the expenses from the 1998 acquisitions. In addition, corporate infrastructure was necessarily increased to support the growing business. Depreciation and amortization for 1999 was $10.5 million, an increase of 114.2% over 1998. This growth was a result of the inclusion of a full year’s expense for the 1998 acquisitions along with 1999 acquisitions.

          The 2000 operating loss of $24.6 million is a $37.6 million decrease from 1999 operating income of $13.0 million. The decrease in operating income is primarily attributed to the aforementioned increase in depreciation and amortization along with the transition, integration and infrastructure expenditures related to the Lucent GEM acquisition discussed above. Operating income for 1999 increased $7.1 million, 121.4%, over 1998 operating income. This can be attributed to the full year’s impact of the 1998 acquisitions as well as the partial year contribution from the 1999 acquisitions.

PROPANE

          CornerStone is a retail propane provider to both residential and business customers, mainly in the East, South, Central, and West Coast regions of the United States. Further, wholesale energy-related commodities are provided to businesses in both Canada and the United States. At December 31, 2000, the Corporation owned approximately an effective combined 30% interest in CornerStone, composed of subordinated, general partner and common unit interests.

          Because a substantial amount of propane is sold for heating purposes, the severity of winter and resulting residential and commercial heating usage have a large impact on CornerStone’s earnings. Approximately two-thirds of CornerStone’s retail propane sales normally occur during the six-month heating season from October through March. Cash flows from operations are greatest from November through April as customers pay for propane purchased during the heating season.

          Revenues continued to grow in 2000, reaching $5,422.6 million, a 141.4% or $3,176.2 million increase over 1999. The increase is almost entirely attributable to the wholesale operations, where revenues increased $3,090.7 million. The acquisition in 1998 of Propane Continental, Inc (“PCI”) and two other wholesale companies in 1999 have resulted in the increased revenues as these operations continued to expand their customer base and operations throughout 1999 and 2000. Retail revenues increased $85.5 million over 1999 due to increased product prices and the full year’s inclusion of acquisitions from 1999. Total operating revenues of $2,246.4 million in 1999 were $1,478.7 million higher than 1998 revenues. Again, nearly all of the growth is attributable to wholesale operations which contributed to 95.3% of the revenue increase. As noted above, the PCI acquisition and other smaller acquisitions in 1999 in the wholesale operations greatly expanded the propane segment’s revenues. Retail operations, through acquisitions in 1999 and 1998, increased 29.6% to $303.9 million for 1999 as compared to 1998. Volumes also increased through acquisitions, growing 21.7% over 1998 volumes. The growth from acquisitions was offset by continued warmer than normal weather.

          Propane cost of sales of $5,196.3 million for year 2000 increased 154.9% over 1999 costs. Wholesale operations constituted 97.5% of the increase. Several factors impacted cost of sales, including extremely high product prices, internal growth over 1999, and discontinued unprofitable natural gas trading operations, offset by $5.6 million of gains related to the Statement of Financial Accounting Standards No. 133 marked to market adjustments. Retail costs increased $78.1 million in 2000 as compared to 1999, a product of high commodity prices combined with acquisitions. Cost of sales for 1999 increased 229.5% over 1998 costs of $618.8 million. Wholesale operations alone accounted for 97.9% of the increase, a result of the 1998 PCI acquisition and other smaller acquisitions in 1999 as well as increased commodity price pressures in the latter part of 1999. Retail cost of sales increased $29.4 million over 1998 to $133.1 million. This was a result of acquisitions in retail operations which helped increase volumes and offset the effects of warmer than normal weather and some product price increases.

          Gross margins for propane of $226.3 million for 2000 represent an increase of 9.0% over 1999 margins. As a percentage of revenues, overall gross margins declined from 9.3% to 4.2%. This reflects the impact of the wholesale operation growth as those operations have inherently low margins. Wholesale gross margins increased $11.2 million, 30.4%, over prior year. This reflects the impact of higher prices as well as the discontinued unprofitable natural gas trading losses taken in 2000. Retail gross margins grew 4.4% in 2000 to $178.3 million while as a percentage of revenues, retail margins decreased from 56.2% in 1999 to 45.8%. Higher product prices were the principal driver of the increase, in addition to the decision by management not to pass along all of the product price increases at the start of 2000. Gross margins in 1999 of $207.7 million increased 39.4% over 1998 margins of $149.0 million. Retail margin growth, through the acquisitions in 1999 and 1998, contributed $39.9 million of the $58.7 million increase, despite the warm weather. Wholesale gross margins of $36.8 million increased 104.4% over wholesale gross margins in 1998. The wholesale acquisitions and subsequent internal growth of those companies increased gross margins. As a percentage of revenues, gross margins decreased from 19.4% to 9.3%, reflective of the impact of the increased wholesale operations on the segment.

          Operating expenses for the segment increased $18.2 million, 10.6%, in 2000 as compared to 1999. Selling, general and administrative expenses comprise $149.8 million of the operating expenses and increased $11.9 million over 1999. Increased vehicle operating costs, wholesale operations internal growth and employee benefits expense increases were offset somewhat by cost reduction initiatives. Depreciation and amortization increased $6.3 million as a result of the acquisition activity and ongoing internal growth. For 1999, operating expenses rose $46.0 million over 1998 expenses to $171.7 million. The growth of the wholesale propane operations which increased the volume of transactions and staffing necessary to support operations, combined with the retail acquisitions, spurred the growth. Depreciation and amortization increased 67.7% in 1999 versus 1998 as well, a result of the continued acquisitions.

          Operating income remained nearly flat for 2000 as compared to 1999 at $36.5 million versus $36.0 million in 1999. The gross margin pressures from the wholesale operations resulting from the discontinued unprofitable natural gas trading losses and high commodity prices, combined with slow retail growth due to warmer than normal weather, kept operating income levels flat. Operating income in 1999 rose $12.7 million over 1998 to $36.0 million despite the impact of unfavorably warm weather in 1999. The acquisitions in both the retail and wholesale operations, and internal growth within the previously acquired operations and acquisitions increased operating income.

HVAC

          Created in 1997, Blue Dot provides heating, ventilation, air conditioning, plumbing and other related services to both residential and business customers. Over the past three years, Blue Dot has acquired 77 companies in 27 states with 17 acquisitions in 2000. The Corporation’s investment in Blue Dot at December 31, 2000, consisted of $218.9 million in the form of 11% coupon non-convertible preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the then outstanding total common stock of Blue Dot.

          Operating revenues for 2000 were $115.1 million or 39.2% higher than 1999 revenues. Acquisitions completed during 2000 and fourth quarter 1999 added approximately $57.0 million in revenues, with the remaining increase resulting from a full year’s inclusion of revenues from 1999 acquisitions. Internal growth at previously acquired companies was insignificant. For 1999, revenues increased 135.2%, moving from $124.9 million in 1998 to $293.7 million in 1999. During 1999, 34 companies were acquired which added approximately $68.0 million in revenues. The remaining increase was attributable to inclusion of a full year’s impact of 1998 acquisitions and internal growth.

          Total cost of sales for HVAC in 2000 increased $78.8 million, 43.2%, over 1999 costs. Acquisitions closed in 2000 and fourth quarter 1999 contributed approximately $32.0 million of costs. Lower margin projects and more new construction, labor and pricing pressures, and a full year’s inclusion of 1999 acquisitions’ costs resulted in the remaining increase. Cost of sales for 1999 was $106.3 million higher than 1998 costs of $75.8 million. Acquisitions in 1999 were responsible for approximately $41.0 million of the increase, with the remaining increase resulting mainly from a full year’s inclusion of 1998 acquisitions and internal growth in previous acquisitions.

          Gross margins of $147.9 million for 2000 represented an increase of $36.3 million over 1999, although margins as a percentage of revenues did decline from 38.0% in 1999 to 36.2% in 2000. The 2000 and late 1999 acquisitions contributed approximately $24.0 million to gross margins. The inclusion of a full year’s activity for 1999 acquisitions increased margins as well, but was partially offset by a shift in business mix to relatively lower margin projects. This adversely affected the gross margin percentages as well. Gross margins in 1999 increased $62.5 million, 127.5%, over 1998 while as a percentage of sales, margins decreased to 38.0% from 39.3%. The acquisitions closed in 1999 contributed approximately $27.0 million in gross margins while the remaining growth was due to inclusion of a full year on the prior acquisitions.

          Selling, general and administrative expenses for the segment rose $32.7 million in 2000 over 1999 to $129.4 million. Approximately $19.0 million of the increase is attributable to the new acquisitions for 2000 and those from late 1999. The remaining increase is attributable to a full year’s impact of 1999 acquisitions and some cost increases at the 1998 acquisitions. Corporate expenditures remained relatively flat between the years. Depreciation and amortization increased 59.1% over 1999 expense of $8.7 million, a result of the continued acquisition activity and capital expenditures. Selling, general and administrative expenses for 1999 of $96.7 million increased $57.4 million over 1998 expenses. This increase was a product of 1999 acquisitions, a full year’s inclusion of the 1998 acquisitions’ expenses, and the expansion of the corporate infrastructure to support the increasing size of the organization. Depreciation and amortization increased as well, increasing $5.1 million or 145.6% over 1998 expenses to $8.7 million. This was a result of the increased acquisition activity and inclusion of a full year of 1998 expense for prior acquisitions.

          Although acquisitions in 2000 and late 1999 contributed approximately $5.0 million to operating income, the performance of a small number of previously acquired locations along with general increases in operating expenses, most notably labor, adversely impacted operating income as a whole, resulting in a net decline of $1.5 million and total operating income of $4.6 million for 2000. 1999 operating income as compared to 1998 was virtually unchanged, decreasing $19,000 from 1998 operating income of $6.2 million. The gross margin increases from acquisitions were offset by increased corporate expenses to provide the necessary operating infrastructure along with selling, general and administrative expense growth that was slightly higher than gross margin growth rates.

OTHER

          This segment consists of the financial results of other service and non-energy-related business activities along with unallocated corporate costs.

          Revenues for the segment decreased from $17.2 million in 1999 to $15.3 million in 2000. The decrease is attributable to realignments within the organization to focus on more profitable operations. In 1999, revenues decreased $5.3 million from 1998 revenues as a result of the Corporation’s sale of its ownership interest in Lucht, Inc. (“Lucht”) in November 1998 offset by a subsequent acquisition and internal growth in other operations.

          Cost of sales in 2000 of $9.7 million decreased 22.2% over 1999 costs. This is attributable to the aforementioned organizational realignments and reductions. The 1999 cost of sales decreased $151,000 over 1998 costs due principally to the sale of Lucht in November 1998 which was offset by internal growth in the remaining operations.

          Gross margins of $5.6 million for 2000 grew 19.4% over 1999 margins. This is due to the cost of sales decreases in 2000 that were larger than the revenue reductions due to effective realignments to more profitable operations. Gross margins for 1999 decreased 52.3% over 1998 margins of $9.9 million resulting from the sale of the Lucht ownership interest and changes in the overall business mix of the remaining operations.

          Operating expenses for 2000 reflect the continued expansion of the corporate services and support systems necessary to support the continuing growth in other segments. Expenses increased $3.8 million, 25.0%, over 1999 operating expenses. These increases were offset by the reductions in the non-energy services businesses as a result of the realignments and subsequently reduced overhead costs. Operating expenses in 1999 increased $6.5 million over 1998 expenses to $15.1 million. This is reflective of the initial growth in corporate services infrastructure to provide support and resources for continued strategic growth opportunities and best practices. These expenses were offset by a reduction due to the sale of Lucht as well.

          Operating losses in 2000 increased $2.9 million over 1999 losses of $10.4 million. This is due to the increased corporate costs as noted above offset by increased margins. Operating losses in 1999 of $10.4 million as compared to operating income of $1.3 million in 1998 are attributable to the sale of the Lucht interest, in addition to the increased corporate costs for infrastructure growth.

OTHER INCOME STATEMENT ITEMS

          Consolidated interest expense increased $24.1 million, 45.3%, over 1999 expense of $53.2 million. Corporate interest expense increased due to higher borrowings on the lines of credit in 2000 to fund operations and investments, as well as the issuance in September 2000 of the floating rate notes. Propane interest expense increased $10.6 million due to higher borrowings to support operations as a result of the high product prices, and therefore higher inventory carrying costs, along with the reduced sales volumes attributable to warmer than normal weather. HVAC and communications interest expense increased a combined $6.3 million as a result of borrowing facilities that were in place for 2000. Interest expense in 1999 of $53.2 million was an increase of $17.3 million over 1998 expense. The increase is attributable to increased corporate borrowings from the November 1998 debt offering and higher expense in the propane segment. Propane interest expense increased $11.9 million and contributed to 68.6% of the consolidated expense increase due to increased borrowings for acquisitions and general operating purposes.

          Investment income and other decreased in 2000, down $819,000 over 1999 income. During 2000 the Corporation directed a portion of available funds towards further investment in the communications and HVAC segments to support ongoing growth initiatives. A gain of $1.5 million from the sale of securities held for investment in May 2000 helped to offset the decrease in excess funds available for investment. Increased other non-operating expenses at the corporate and electric and natural gas levels offset the gains as well. Investment income in 1999 rose $4.1 million over 1998 income of $5.7 million. This increase was principally a result of the investments of excess proceeds generated from the November 1998 debt and equity issuances.

          Income taxes on a consolidated basis reflect a benefit of $4.1 million in 2000 as compared to income tax expense of $14.5 million in 1999. Over 80% of this decrease can be attributed to the decrease in taxable income in the communications segment as compared to 1999. Additionally, the increased corporate operating and interest expenses as compared to 1999 increased the tax benefit in the Other segment. These benefits were offset by an increase in income taxes within the electric and natural gas segments due to their increased taxable income in 2000. Income tax expense in 1999 increased $3.2 million, 28.9%, over 1998 income tax expense. This increase was a result of the increased taxable income generated in the communications segment, as well as the electric and natural gas segments, offset by the increased tax benefit in the Other segment from higher corporate expenses.

          Minority interests represents the net income or loss after preferred dividends related to the Corporation’s preferred stock investments in Blue Dot and Expanets combined with earnings or losses attributable to the CornerStone public common unitholders, which are allocable to common shareholders/unitholders other than the Corporation. Minority interests allocations have more than doubled over 1999, rising to $73.4 million for 2000. Increased investments in the communications segment attributable to the Lucent GEM acquisition and resulting transition/integration costs account for over 70% of the increase. Decreased income in the propane and HVAC segments contributed equally to the remaining increase. Minority interests in 1999 of $22.9 million represented an increase of $18.7 million over 1998 allocations. This was a result of the increased losses after preferred dividends generated by the increased growth and investment in the communications and HVAC segments.

LIQUIDITY & CAPITAL RESOURCES

OPERATING ACTIVITIES

          Consolidated cash flows from operating activities increased $5.0 million over 1999 operating cash flows to $76.7 million for 2000, despite the significant transition/integration expenses incurred in the communications segment as described above. This growth is a result of the continued expansion in the material segments of the Corporation’s operations. In addition to operating cash flows, proceeds from long-term debt and short-term borrowings helped fund the continued acquisition activities, maintenance capital expenditures, and general business activities. Cash, cash equivalents and marketable securities of the Corporation totaled $185.1 million as of December 31, 2000, while holdings as of December 31, 1999 and 1998, were $125.7 million and $157.3 million, respectively.

INVESTING AND FINANCING ACTIVITIES

          The Corporation is focusing its strategic growth efforts in the areas of energy and communications. To support this focus, the Corporation obtained an increase in the available credit facilities in June 2000, increasing the facilities from $170.0 million to $250.0 million. Other short-term lines of credit were also increased from $24.5 million in 1999 to $26.0 million in 2000, which are used to support commercial paper borrowings. As of December 31, 2000, $111.3 million was drawn and outstanding on the credit facility and $138.7 million was available for use. No borrowings on the other lines of credit were outstanding at December 31, 2000. The Corporation also retired $5.0 million of its 6.99% series general mortgage bonds as required in 2000.

          On September 21, 2000, the Corporation completed a private placement of $150.0 million principal amount of floating rate notes. Net proceeds of $149.6 million were used to repay a portion of the debt outstanding on the lines of credit. The notes mature September 21, 2002, bearing interest at London Interbank Offered Rates (“LIBOR”) plus .75%, with early repayment options beginning March 2001.

          Effective June 30, 2000, CornerStone obtained certain amendments and the continued commitment of its revolving credit lenders to make available up to $110.0 million in advances, including up to $75.0 million in working capital advances and up to $35.0 million in acquisition advances. As part of these arrangements, the Corporation has agreed to provide a guaranty and stand-by commitment to purchase up to $70.0 million of secured loans, classified as nonrecourse on the consolidated December 31, 2000, balance sheet, from the bank group under certain circumstances. In connection with this commitment, CornerStone’s independent Audit Committee approved the payment to the Corporation of a commitment fee of $4.6 million, which CornerStone is accruing, but has not yet paid, and warrants to purchase 568,750 common units at an exercise price of $.10. As of December 31, 2000, CornerStone had $69.7 million outstanding under its working capital and acquisition lines and was restricted by the credit lenders from borrowing further on this facility. The facility matures in November 2001 and CornerStone is currently endeavoring to either extend the maturity of this facility or replace it with a similar facility.

          Blue Dot’s Credit Facility (nonrecourse to the Corporation) provides for up to $135.0 million to fund acquisitions and for general business purposes. Blue Dot had $48.5 million outstanding on its facility, and based on current covenant requirements, no additional borrowings were available at December 31, 2000.

          On March 31, 2000, Expanets completed a transaction to purchase a portion of the Lucent GEM business. In order to partially finance this transaction, the Corporation purchased an additional $64.0 million of Expanets’ preferred stock with cash. In addition, Expanets issued to Lucent/Avaya a $35.0 million subordinated note and a $15.0 million convertible note, along with $145.0 million in junior convertible preferred stock in Expanets that is subordinated to the Corporation’s preferred stock investment. The $35.0 million note is nonrecourse to the Corporation and due March 31, 2001. The $15.0 million convertible promissory note (nonrecourse to the Corporation) is due March 31, 2003, and at the election of the Corporation may be paid in cash, converted to Expanets Series D Preferred Stock, the Corporation’s common stock, or a combination of cash and the Corporation’s common stock.

          Any additional future working capital and capital expenditure requirements are anticipated to be funded by nonrecourse facilities obtained at the Expanets level. Expanets maintains a $25.0 million line of credit that matures in February 2001. There were no borrowings outstanding and all was available at December 31, 2000. Expanets intends to seek a new credit facility, initially in the range of $65.0 million to $75.0 million, which is expected to be secured by substantially all of Expanets’ assets, which are substantially unencumbered. Discussions are currently ongoing with various banks to provide such financing. However, there is no assurance the financing will be consummated.

          On October 2, 2000, the Corporation announced it had entered into a definitive agreement to acquire The Montana Power Company’s (NYSE:MTP) (“MPC”) energy distribution and transmission business for approximately $1.1 billion, which includes the assumption of $488.0 million of MPC debt related to the utility business. The Corporation has obtained a commitment from a bank for an $850.0 million credit facility, with a term of two years following the closing date, to finance the transaction and replace its existing credit facility. The Corporation currently intends to issue additional equity of approximately $150.0 million to $200.0 million during the two-year period following the closing of the transaction to retire acquisition indebtedness. The acquisition is anticipated to close during mid-2001, subject to MPC shareholder approval, regulatory approvals, and other customary closing conditions. However, there is no assurance that this transaction will be consummated.

CAPITAL REQUIREMENTS

          The Corporation’s primary capital requirements include further investments in its partner entities’ maintenance and expansion programs; the funding of debt and preferred stock retirements; sinking fund requirements; the funding of its corporate development and investment activities; payment of common dividends; and the distributions to propane common unitholders.

          Expenditures for maintenance capital activities for 2000, 1999, and 1998 were $32.1 million, $32.6 million and $22.6 million. Consolidated maintenance capital expenditures for 2001 and 2002 are estimated to be $36.6 million and $39.3 million, respectively. These maintenance capital expenditure plans include CornerStone, Expanets and Blue Dot, and are continually examined and evaluated and may be revised in light of changing business operating conditions, other investment opportunities, and other business factors.

          Capital requirements for the mandatory retirement of long-term debt, including non-recourse debt, in 2000 totaled $57.3 million. Mandatory retirements of long-term debt for 1999 and 1998 were $24.2 million and $20.1 million, respectively. It is expected that such mandatory retirements for the recourse debt will be $5.0 million in 2001, $266.3 million in 2002, and $60.0 million in 2005. Future retirements of nonrecourse debt of subsidiaries will be $52.3 million in 2001, $113.8 million in 2002, $73.5 million in 2003, $54.0 million in 2004, and $64.7 million in 2005. It is the expectation of the Corporation that these obligations will be satisfied through the availability of existing investment and marketable securities, internally generated cash flows, and external financing.

          The Corporation will continue to review the economics of retiring or refunding remaining long-term debt and preferred stock to minimize long-term financing costs. The Corporation may continue to make additional investments in Expanets and Blue Dot. Pursuant to our growth strategy, we have evaluated and expect to continue to evaluate possible acquisitions in related and other industries on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions. Some of these acquisitions may be significant and might require us to raise additional equity and/or incur debt financings, which are subject to certain risks and uncertainties. The Corporation believes that existing cash balances, current and potential future available borrowing capacity, investment securities and cash generated from operations will provide sufficient capital resources to support working capital requirements for the next 12 months. If the Corporation’s plans or assumptions change, if its assumptions prove to be inaccurate or if the Corporation experiences unanticipated costs or competitive pressures, the Corporation may be required to seek additional capital sooner than anticipated. There can be no assurance as to the terms or availability of such financing.

COMPETITION & BUSINESS RISK

NorthWestern and its partner entities are leading providers of value-added, integrated services and solutions to more than 2 million residential and business customers nationwide. Our strategy will continue to focus on the expansion of our existing growth initiatives, both through internal growth and acquisitions and through the integration of other value-added services. We also intend to seek investment opportunities in other existing or emerging growth industries within the energy and communications sectors. While these strategic development and acquisition activities can involve increased risk, we believe they offer the potential for enhanced investment returns. The Corporation’s growth strategy will be subject to certain risks and uncertainties, including the future availability of market capital to fund development and acquisitions, our ability to develop new growth initiatives, our responses to increased competition, our ability to attract, retain and train skilled team members, our ability to develop national service brands in our business sectors, governmental regulations and general economic conditions, some of which factors are discussed in further detail below. Our acquisition activities involve the risks of identifying suitable acquisition candidates, including addressing the adequacy and efficiency of corporate infrastructure, such as information systems, business processes and related support functions, successfully transitioning, integrating and managing acquired companies, realizing cost savings and efficiencies from integrated companies, maintaining selected key management members of the acquired company and retaining acquired customer bases. Our ability to generate internal growth in our businesses will depend in part on our ability to retain and expand our customer base through effective marketing and promotional activities and the introduction of expanded service offerings. The Corporation has taken and continues to take steps to address and mitigate such risks. There are no assurances that such efforts will be sufficient to meet the future needs of the Corporation. Future changes in accounting rules and regulations, particularly those related to purchase accounting, could also have a material impact upon the Corporation’s future financial statement presentation, results from operations and financial position.

PROPANE

          The retail propane business is a margin-based business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, CornerStone’s profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in the world crude oil market, refinery operations, supply or other market conditions. In both the retail and wholesale businesses, CornerStone engages in hedging of product cost and supply through common hedging practices pursuant to risk management policies monitored by management. As it may not be possible to immediately pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce CornerStone’s gross profits.

          Weather conditions have a significant impact on propane demand for both heating and agricultural purposes. The majority of CornerStone’s customers rely heavily on propane as a heating fuel. Actual weather conditions can vary substantially from year to year, significantly affecting CornerStone’s financial performance. Furthermore, variations in weather in one or more regions in which CornerStone operates can significantly affect the total volumes sold by CornerStone and the margins realized on such sales and, consequently, CornerStone’s results of operations. These conditions may also impact CornerStone’s ability to meet various debt covenant requirements, which could adversely affect CornerStone’s ability to pay common and subordinated unit distributions and fund future growth and acquisitions.

          Propane competes with other sources of energy, some of which are less costly for equivalent energy value. Propane distributors compete for customers against suppliers of electricity, fuel oil and natural gas, principally on the basis of price, service, availability and portability. Electricity is a competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Natural gas is generally a less expensive source of energy than propane, although in areas where natural gas is available, propane is often used for certain industrial and commercial applications. The gradual expansion of the nation’s natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. However, natural gas pipelines are not present in many regions of the country where propane is sold for heating and cooking purposes. Moreover, certain characteristics of some CornerStone retail customers may preclude use of natural gas.

          CornerStone’s profitability is affected by the competition for customers among all participants in the retail propane business. Some of CornerStone’s competitors are larger or have greater financial resources than CornerStone. Should a competitor attempt to increase market share by reducing prices, CornerStone’s financial condition and results of operations could be materially adversely affected.

ELECTRIC AND NATURAL GAS

          The electric and natural gas industries continue to undergo numerous transformations, and the Corporation is operating in an increasingly competitive marketplace. The Federal Energy Regulatory Commission (“FERC”), which regulates interstate and wholesale electric transmissions, has issued Order No. 2000 and Order No. 2000-A designed to open up transmission grids and mandate owners of transmission assets to allow others equal access to utility transmission systems and prompts the formation of regional transmission organizations (RTOs) to control and operate interstate transmission facilities. In response to FERC Order No. 2000, the Corporation filed in October 2000 its Order No. 2000 Compliance Filing with FERC detailing options it is pursuing in order to participate in an RTO, including participation in the investigation of the formation of a regional transmission entity as well as the pursuit of various options associated with joining the Midwest Independent System Operator. Various state regulatory bodies are supporting initiatives to redefine the electric energy market and are experimenting with customer choice, which gives some retail customers the ability to choose their supplier of electricity. These and other developments are expected to increase competition in the wholesale and retail electricity markets. The potential for continued unbundling of customer services exists, allowing customers to buy their own electricity and natural gas on the open market and having it delivered by the local utility.

          The Corporation’s future financial performance will be dependent on the effective execution of operating strategies to address a more competitive and changing energy marketplace, including industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; and customer choice. The Corporation is exploring new energy products and services, utilizing new technologies, centralizing activities to improve efficiency and customer responsiveness. The Corporation continues to reengineer business processes to apply best-practices methodologies.

          Natural gas is a commodity that can be subject to volatile changes in price. The Corporation engages in hedging of product cost and supply through common hedging practices pursuant to risk management policies monitored by management.

          On October 2, 2000, the Corporation announced it had entered into a definitive agreement to acquire The Montana Power Company’s (NYSE:MTP) (“MPC”) energy distribution and transmission business for approximately $1.1 billion, including the assumption of approximately $488 million in existing MPC debt. The transaction is subject to certain conditions, such as a receipt of regulatory approval from the Montana Public Service Commission, the FERC, approval of MPC’s shareholders, and other customary closing conditions. The Corporation has obtained a commitment for an $850 million facility, with a term of two years following the closing date, to finance the transaction and replace its existing credit facility. Completion of the transaction is anticipated in mid-2001. There can be no assurance that this transaction will be consummated.

          Weather conditions have a significant impact on electric and natural gas demand for heating and cooling purposes. Actual weather conditions can vary substantially from year to year, significantly affecting the Corporation’s financial performance.

          As described in Note 1 to the consolidated financial statements, the Corporation complies with the provisions of Statement of Financial Accounting Standards No. 71 (“SFAS 71”), “Accounting for the Effects of Certain Types of Regulation.” SFAS 71 provides for the financial reporting requirements of the Corporation’s regulated electric and natural gas operations, which requires specific accounting treatment of certain costs and expenses that are related to the Corporation’s regulated operations. Criteria that could give rise to the discontinuance of SFAS 71 include 1) increasing competition that restricts the Corporation’s ability to establish prices to recover specific costs and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Corporation periodically reviews these criteria to ensure the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Corporation believes that its regulatory assets, including those related to generation, are probable of future recovery. This evaluation of recovery must be updated for any change which might occur in the Corporation’s current regulatory environment.

HVAC

          The markets served by Blue Dot for residential and commercial heating, ventilating, air conditioning, plumbing and related services are highly competitive. The principal competitive factors in these segments of the industry are 1) timeliness, reliability and quality of services provided, 2) range of products and services provided, 3) name recognition and market share and 4) pricing. Many of Blue Dot’s competitors in the HVAC business are small, owner-operated companies typically located and operated in a single geographic area. Certain of these smaller competitors may have lower overhead cost structures and, consequently, may be able to charge lower rates for their services. There are a small number of larger national companies engaged in providing residential and commercial services in the service lines in which Blue Dot intends to focus. Future competition in both the residential and commercial service lines may be encountered from other newly formed or existing public or private service companies with aggressive acquisition and marketing programs, from HVAC equipment manufacturers, the unregulated business segments of regulated gas and electric utilities, newly deregulated utilities in those industries entering into various service areas and from the national home improvement retail chains. Certain of Blue Dot’s competitors may have greater financial resources to finance acquisition and internal growth opportunities and may be willing to pay higher prices than Blue Dot for acquisition opportunities. Blue Dot’s business is subject to seasonal variations in certain areas of its service lines, with demand for residential HVAC services generally higher in the second and third quarters. HVAC systems are subject to various environmental regulations, and certain local, state or federal laws may impose licensing standards on technicians. There can be no assurance that the regulatory environment in which Blue Dot operates will not change significantly in the future.

COMMUNICATIONS

          The market served by Expanets in the communications, data services and network solutions industry is also a highly competitive market. Competitive factors include 1) market acceptance of the products, services and technology solutions Expanets provides, 2) pending and future legislation affecting the communications and data industry, 3) name recognition and market share, 4) Expanets’ ability to provide integrated communication and data solutions for customers in a dynamic industry,  and 5) the introduction of new technologies. Some of Expanets’ competitors in the communications business are small, owner-operated companies typically located and operated in a single geographic area. Certain of these smaller competitors may have lower overhead cost structures and, consequently, may be able to charge lower rates for their services. There also are a number of large, integrated national companies engaged in providing commercial services in the service lines in which the Expanets intends to focus, some of which also manufacture and sell directly the products that Expanets services and sells. Future competition may be encountered from other newly formed or existing public or private service companies with aggressive acquisition and marketing programs. Certain of Expanets’ competitors may have greater financial resources to finance acquisition and internal growth opportunities and may be willing to pay higher prices than Expanets for acquisition opportunities. Certain products and services offered by Expanets are manufactured or supplied by others and involve the risk of partial reliance upon third party systems and services, as well as risks associated with the need to integrate services and solutions across networks, platforms and equipment manufactured or supplied by various companies. Expanets is also subject to certain risks associated with the Lucent GEMacquisition, including 1) reliance upon Transitions Agreements (TSAs) administered by Avaya (as successor to Lucent), 2) substantial investments in corporate infrastructure systems to enable the successful transition away from the TSAs, 3) the successful integration of the much larger GEM business with the previously existing Expanets business and 4) the successful transition of the historical GEM sales from voice equipment to relatively higher margin integrated voice and data services solutions.

          Statements made in this Annual Report, including the letter to shareholders and Management’s Discussion and Analysis, including those relating to expectation of future financial performance, continued growth, dividend policy, liquidity and the impact of changes in interest rates and energy-related commodity prices, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors which are difficult to predict and many of which are beyond the control of the Corporation, could cause actual results to differ materially from those implied by the forward-looking statements within the meaning of the “safe harbor” provisions of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are subject to various risks and uncertainties. These factors include, but are not limited to, the adverse impact of weather conditions; unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; developments in the federal and state regulatory environment and the terms associated with obtaining regulatory approvals; the rate of growth and economic conditions in the service territories of the Corporation and its subsidiaries; the speed and degree to which competition enters the Corporation’s businesses; the timing and extent of changes in interest rates and fluctuations in energy-related commodity prices; risks associated with acquisitions, transition and integration of acquired companies; changes in customer usage patterns and preferences; as well as changing conditions in the economy, capital markets and other factors identified from time to time in the Corporation’s filings with the Securities and Exchange Commission. This Annual Report should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

REPORT OF MANAGEMENT

          The management of NorthWestern is responsible for the integrity and objectivity of the financial information contained in this Annual Report. The consolidated financial statements, which necessarily include some amounts which are based on informed judgments and estimates of management, have been prepared in conformity with accounting principles generally accepted in the United States.

          In meeting this responsibility, management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that the assets of the Corporation are safeguarded and that transactions are executed in accordance with management’s authorization and are recorded properly for the preparation of financial statements. This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization, other internal accounting controls, and direct management monitoring and review. The Board of Directors, through its Audit Committee, which is comprised entirely of outside directors, oversees management’s responsibilities for financial reporting. The Audit Committee meets regularly with management and the independent public accountants to make inquiries as to the manner in which each is performing its responsibilities. The independent public accountants have unrestricted access to the Audit Committee, without management’s presence, to discuss auditing, internal accounting controls and financial reporting matters.

          Arthur Andersen LLP, an independent public accounting firm, has been engaged annually to perform an audit of the Corporation’s financial statements. Their audit is conducted in accordance with auditing standards generally accepted in the United States and includes examining, on a test basis, supporting evidence, assessing the Corporation’s accounting principles and significant estimates made by management, reviewing financial controls and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the operating results and financial condition of the Corporation.

/s/ Merle D. Lewis	/s/ Richard R. Hylland	/s/ Kipp D. Orme
Merle D. Lewis	Richard R. Hylland	Kipp D. Orme
Chairman and Chief Executive Officer	President and Chief Operating Officer	Vice President -- Finance and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of NorthWestern Corporation:

          We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 1 to the financial statements, NorthWestern Corporation adopted the provisions of Statement of Accounting Standards No. 133 (Accounting for Derivative Instruments and Hedging Activities) effective July 1, 2000.

ARTHUR  ANDERSEN LLP

Minneapolis, Minnesota
February 2, 2001

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
in thousands except per share amounts	2000	1999	1998
Operating Revenues	$7,132,090	$3,004,340	$1,187,187
Cost of Sales	6,295,675	2,467,765	839,787
Gross Margins	836,415	536,575	347,400

Operating Expenses:
Selling, general and administrative expenses	686,814	388,717	236,222
Depreciation	58,034	43,602	30,384
Goodwill and other intangibles amortization	50,295	24,700	13,252
Total operating expenses	795,143	457,019	279,858

Operating Income	41,272	79,556	67,542
Interest Expense, Net	(77,207)	(53,154)	(35,867)
Investment Income and Other	8,981	9,800	5,700
Income (Loss) Before Income Taxes and Minority Interests	(26,954)	36,202	37,375
Benefit (Provision) for Income Taxes	4,117	(14,466)	(11,222)
Income (Loss) Before Minority Interests	(22,837)	21,736	26,153
Minority Interests	73,436	22,927	4,238
Income Before Cumulative Effect of Change in Accounting Principle	50,599	44,663	30,391
Cumulative Effect of Change in Accounting Principle, net of tax and minority interests	(1,046)	—	—
Net Income	49,553	44,663	30,391
Minority Interests on Preferred Securities of Subsidiary Trusts	(6,601)	(6,601)	(3,114)
Dividends on Cumulative Preferred Stock	(191)	(191)	(191)
Earnings on Common Stock	$42,761	$37,871	$27,086
Average Common Shares Outstanding	23,141	23,094	18,660

Basic Earnings per Average Common Share:
Before cumulative effect	$1.89	$1.64	$1.45
Cumulative effect of change in accounting principle	$(0.04)	—	—
	$1.85	$1.64	$1.45
Diluted Earnings per Average Common Share:
Before cumulative effect	$1.87	$1.62	$1.44
Cumulative effect of change in accounting principle	$(0.04)	—	—
	$1.83	$1.62	$1.44
Dividends Declared per Average Common Share	$1.130	$1.050	$0.985

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
in thousands	2000	1999	1998
Operating Activities:
Net income	$49,553	$44,663	$30,391
Items not affecting cash:
Depreciation	58,034	43,602	30,384
Amortization	50,295	24,700	13,252
Deferred income taxes	(9,493)	(9,518)	1,548
Minority interests in net income (losses) of consolidated subsidiaries	(73,436)	(22,927)	(4,238)
Investment tax credits	(539)	(563)	(562)
Foreign currency adjustments	(732)	(261)	—
Cumulative effect of change in accounting principle	1,046	—	—
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	(181,622)	(27,193)	26,388
Inventories	(41,451)	(34,704)	24,715
Other current assets	(9,285)	6,071	(8,682)
Accounts payable	184,653	33,113	(19,484)
Accrued expenses	66,665	15,848	(30,427)
Other, net	(16,963)	(1,108)	6,605
Cash flows provided by operating activities	76,725	71,723	69,890
Investment Activities:
Property, plant and equipment additions	(32,097)	(32,599)	(22,625)
Sale (purchase) of noncurrent investments, net	5,753	34,198	(60,990)
Acquisitions and growth expenditures	(152,765)	(207,663)	(326,097)
Cash flows used in investing activities	(179,109)	(206,064)	(409,712)
Financing Activities:
Dividends on common and preferred stock	(26,312)	(24,447)	(19,092)
Minority interests on preferred securities of subsidiary trusts	(6,601)	(6,601)	(3,114)
Subsidiary payment of common unit distributions	(37,124)	(37,003)	(29,145)
Proceeds from issuance of common units	21	(971)	95,592
Issuance of nonrecourse subsidiary debt	76,877	133,608	84,723
Repayment of nonrecourse subsidiary debt	(15,857)	(7,267)	(37,107)
Issuance of long-term debt	149,625	—	97,161
Repayment of long-term debt	(5,000)	(5,000)	(5,000)
Issuance of preferred securities of subsidiary trusts	—	—	49,816
Issuance of common stock	—	—	107,813
Subsidiary repurchase of minority interests	(20,773)	(7,669)	—
Proceeds from exercise of warrants	182	1,657	3,177
Line of credit borrowings	53,300	58,000	—
Subsidiary line of credit borrowings	21,670	3,146	11,554
Commercial paper borrowings (repayments)	(11,000)	11,000	—
Subsidiary short-term borrowings (repayments)	(14,700)	14,700	—
Cash flows provided by financing activities	164,308	133,153	356,378
Increase (Decrease) in Cash and Cash Equivalents	61,924	(1,188)	16,556
Cash and Cash Equivalents, beginning of year	29,677	30,865	14,309
Cash and Cash Equivalents, end of year	$91,601	$29,677	$30,865

See Notes to Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS
	Years Ended December 31
in thousands	2000	1999
ASSETS
Current Assets:
Cash and cash equivalents	$91,601	$29,677
Accounts receivable, net	710,440	205,378
Inventories	143,870	104,099
Other	55,080	44,444
Total current assets	1,000,991	383,598
Property, Plant and Equipment, Net	695,965	681,663
Goodwill and Other Intangible Assets, Net	1,033,035	732,066
Other Assets:
Investments	93,463	96,056
Other	74,616	63,378
Total other assets	168,079	159,434
Total assets	$2,898,070	$1,956,761
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$5,000	$5,000
Current maturities of long-term debt nonrecourse	52,263	19,170
Commercial paper outstanding	—	11,000
Short-term debt — nonrecourse	—	14,700
Accounts payable	638,818	128,442
Accrued expenses	194,896	105,093
Total current liabilities	890,977	283,405
Long-term Debt	507,650	309,350
Long-term Debt of Subsidiaries — nonrecourse	575,915	473,757
Deferred Income Taxes	55,549	64,855
Other Noncurrent Liabilities	59,524	72,439
Commitments and Contingencies (Notes 2, 6, 7 and 12)
Minority Interests	398,004	361,549
Preferred Stock, Preference Stock and Preferred Securities:
Preferred stock — 4 1/2% series	2,600	2,600
Redeemable preferred stock — 6 1/2% series	1,150	1,150
Preference stock	—	—
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	87,500	87,500
Total preferred stock, preference stock and preferred securities	91,250	91,250
Shareholders’ Equity:
Common stock, and par value $1.75; authorized 50,000,000 shares; issued and outstanding 23,411,333 and 23,108,893 in 2000 and 1999	40,968	40,438
Paid-in capital	165,932	160,028
Retained earnings	111,355	94,715
Accumulated other comprehensive income	946	4,975
Total shareholders’ equity	319,201	300,156
Total liabilities and shareholders’ equity	$2,898,070	$1,956,761

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in thousands	Number of Common Shares	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at December 31, 1997	17,843	$31,224	$56,595	$72,915	$5,862	$166,596
Comprehensive income:
Net income	--	--	--	30,391	--	30,391
Other comprehensive income, net of tax:
Unrealized loss on marketable securities, net of reclassification adjustment	--	--	--	--	(3,670)	(3,670)
						26,721
Common stock issued	5,000	8,750	99,063	--	--	107,813
Proceeds from exercise of warrants	174	305	2,872	--	--	3,177
Distributions declared on minority interests in preferred securities of subsidiary trusts	--	--	--	(3,114)	--	(3,114)
Dividends declared on preferred stock	--	--	--	(191)	--	(191)
Dividends declared on common stock	--	--	--	(18,901)	--	(18,901)
Balance at December 31, 1998	23,017	40,279	158,530	81,100	2,192	282,101
Comprehensive income:
Net income	--	--	--	44,663	--	44,663
Other comprehensive income, net of tax:
Foreign currency translation adjustments	--	--	--	--	(78)	(78)
Unrealized gain on marketable securities, net of reclassification adjustment	--	--	--	--	2,861	2,861
						47,446
Proceeds from exercise of warrants	92	159	1,498	--	--	1,657
Distributions declared on minority interests in preferred securities of subsidiary trusts	--	--	--	(6,601)	--	(6,601)
Dividends declared on preferred stock	--	--	--	(191)	--	(191)
Dividends declared on common stock	--	--	--	(24,256)	--	(24,256)
Balance at December 31, 1999	23,109	40,438	160,028	94,715	4,975	300,156
Comprehensive income:
Net income	--	--	--	49,553	--	49,553
Foreign currency translation adjustments	--	--	--	--	(212)	(212
Other comprehensive income, net of tax:	,
Unrealized loss on marketable securities net of reclassification adjustment	--	--	--	--	(3,817)	(3,817)
						45,524
Common stock issued	292	512	5,740	--	--	6,252
Proceeds from exercise of warrants	10	18	164	--	--	182
Distributions declared on minority preferred securities of subsidiary trusts	--	--	--	(6,601)	--	(6,601)
Dividends declared on preferred stock	--	--	--	(191)	--	(191)
Dividends declared on common stock	--	--	--	(26,121)	--	(26,121)
Balance at December 31, 2000	23,411	$40,968	$165,932	$111,355	$946	$319,201

See Notes to Consolidated Financial Statements

NOTES TO COONSOLIDATED FINANCIAL STATEMENTS

1.  Significant Accounting Policies

Nature Of Operations

          NorthWestern Corporation (“Corporation”) is a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilating, plumbing and related services and solutions to residential and business customers throughout North America. A division of the Corporation is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to Midwestern customers. The Corporation has an investment in Expanets, Inc. (“Expanets”). Expanets has become a national provider of integrated communications, data solutions and network services to business customers through internal growth and by acquiring companies throughout the United States (“U.S.”) The Corporation has an investment in CornerStone Propane Partners, L.P. (“CornerStone”). CornerStone (NYSE:CNO) is a publicly traded Delaware master limited partnership, formed to engage in the retail propane and wholesale energy-related commodities distribution business throughout North America. The Corporation has an investment in Blue Dot Services Inc. (“Blue Dot”). Blue Dot is becoming a national provider of heating, ventilating, air conditioning, plumbing and related services (“HVAC”) through internal growth and by acquiring existing companies throughout the U.S.

Basis Of Consolidation

          The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned subsidiaries. Further, although at December 31, 2000, the Corporation held preferred stock investments and less than a majority of outstanding common shares/units of Expanets, Blue Dot and CornerStone, the financial statements of these entities are also included in the accompanying consolidated financial statements, and therefore included in referencing to “subsidiaries,” by virtue of the voting and control rights, as interpreted by accounting principles generally accepted in the United States, present in the Corporation’s investments in these entities (see Note 2, Business Combinations and Acquisitions, for further discussion as to the nature and extent of the Corporation’s investments in Expanets, Blue Dot and CornerStone). All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. The public common unitholders’ interest in CornerStone’s net assets are reflected as a minority interest in the Corporation’s consolidated financial statements. Equity interests of the owners of companies acquired by Blue Dot and Expanets who continue to hold an interest in Blue Dot and Expanets are reflected as minority interests in the Corporation’s consolidated financial statements. The following reconciles the equity held by third parties of these entities as of December 31:

	Third Party Equity Reflected as Minority Interest
in thousands	2000	1999
CornerStone	$205,172	$244,575
Blue Dot	51,691	55,159
Expanets	140,390	61,815
Other	751	—
Total	$398,004	$361,549

          The extent of income or loss allocable to minority interests will vary in the future depending on the underlying profitability of the various entities along with the composition of the equity holdings of these entities. Further, in the event future losses are incurred at these entities, allocation of these losses to minority interests will be limited by the extent to which the minority interest balance of the respective entity exceeds the amount of such interest subject to exchange agreements.

Use Of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

          The Corporation generally considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable, Net

          Accounts receivable is stated net of allowance for doubtful accounts of $11.2 million and $7.3 million at December 31, 2000 and 1999, respectively.

Investments And Fair Value Of Financial Instruments

          The Corporation’s investments consist primarily of short-maturity, fixed-income securities and corporate preferred and common stocks. In addition, the Corporation has investments in privately held entities and ventures, safe harbor leases and various money market and tax-exempt investment programs. These investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS 115”), ‘Accounting for Certain Investments in Debt and Equity Securities.’ SFAS 115 requires that certain investments in debt and equity securities be reported at fair value.
          The Corporation’s available-for-sale securities are classified under the provisions of SFAS 115 as follows:

in thousands	Fair Value	Cost	Unrealized Gain (Loss)
December 31, 2000
Preferred stocks	$36,507	$41,110	$(4,603)
Marketable securities	48,895	43,597	5,298
December 31, 1999
Preferred stocks	$35,482	$38,662	$(3,180)
Marketable securities	41,358	30,405	10,953

          The combined unrealized gain, net of tax, at December 31, 2000 and 1999, was $.5 million and $5.1 million, respectively. Held-to-maturity securities are reported at cost, which approximated fair value and at December 31, 2000 and 1999, was $8.1 million and $17.4 million, respectively.

          The Corporation uses the specific identification method for determining the cost basis of its investments in available-for-sale securities. Realized gains and losses on sales of its available-for-sale securities were not material in 2000, 1999 and 1998.

          Based on current market rates for debt of similar credit quality and remaining maturities or quoted market prices for certain issues, the face value of the Corporation’s long-term debt approximates its market value.

          CornerStone routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and liquefied petroleum gas inventories and contracts. Gains and losses on futures contracts purchased are deferred and recognized in cost of sales as a component of the product cost for the related transaction. Net realized gains and losses on these contracts are generally not material.

Revenue Recognition

          Electric and natural gas revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers. HVAC and communications revenues are recognized as goods are delivered to customers or services are performed, except for work performed under material installation or service contracts. Revenues under material installation or service contracts are recognized on the percentage-of-completion method based on the percentage of costs incurred to date in relation to total estimated costs for each contract. Provisions for total estimated losses on uncompleted contracts are recognized in the period such losses are determined.

Property, Plant And Equipment

          Property, plant and equipment are stated at cost of acquisition less depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property. Depreciable property has estimated useful lives, which range from three to 40 years.

          Depreciation rates include a provision for the Corporation’s share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent liabilities.

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

in thousands	2000	1999
Land and improvements	$17,507	$17,260
Building and improvements	74,864	69,064
Storage, distribution,
transmission and generation	675,102	667,823
Other equipment	212,605	163,964
Less accumulated depreciation	(284,113)	(236,448)
	$695,965	$681,663

Computer Software Costs

          The Corporation includes in property, plant and equipment external and incremental internal costs associated with computer software they develop for use in their businesses. Capitalization begins when the costs of the preliminary stage of the project is completed. These costs are amortized on a straight-line basis over an estimated useful life once the installed software is ready for its intended use.

Goodwill And Other Intangibles

          The excess of the cost of businesses acquired over the fair value of all tangible and intangible assets acquired, net of liabilities assumed, has been recorded as goodwill. Other intangibles primarily consist of dealer agreements, maintenance contracts and assembled work force costs. Intangibles and goodwill are being amortized over the estimated periods benefited, which range from three to 40 years. Financing costs are amortized over the term of the applicable debt.

          The Corporation’s policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount is not recoverable, the Corporation’s policy is to reduce the carrying amount of these assets to fair value.

in thousands	2000	1999
Goodwill	$802,034	$725,124
Noncompete agreements	27,761	26,534
Financing costs	24,882	10,562
Other intangibles	274,456	9,591
	1,129,133	771,811
Less accumulated amortization	(96,098)	(39,745)
	$1,033,035	$732,066

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

Regulatory Assets And Liabilities

          The regulated operations of the Corporation are subject to the provisions of Statement of Financial Accounting Standards No. 71 (“SFAS 71”), ‘Accounting for the Effects of Certain Types of Regulations.’ Regulatory assets represent probable future revenue to the Corporation associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

          If all or a separable portion of the Corporation’s operations becomes no longer subject to the provisions of SFAS 71, an evaluation of future recovery of the related regulatory assets and liabilities would be necessary. In addition, the Corporation would determine any impairment to the carrying costs of deregulated plant and inventory assets.

New Accounting Standards

          Statement of Financial Accounting Standards No. 133 (“SFAS 133”), ‘Accounting for Derivative Instruments and Hedging Activities,’ establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Corporation  adopted the provisions of SFAS 133, as amended, effective July 1, 2000, consistent with the timing of CornerStone’s adoption of SFAS 133. The impact to CornerStone of the initial adoption of SFAS 133 was negative $5.3 million and is reflected in the consolidated statements of income as a cumulative effect of change in accounting principle and shown net of taxes of $.5 million and minority interest of $3.8 million. Propane related commodity pricing gains of $5.6 million since the date of adoption of SFAS 133 are reported as part of cost of sales relating to the derivatives’ fair value adjustments.

          In September 2000, the Financial Accounting Standards Board issued SFAS 140, ‘Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities’ as a replacement of SFAS 125, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.’ It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of SFAS 125’s provisions without reconsideration. The statement is effective for the certain disclosures for fiscal years ending after December 15, 2000, and in its entirety for transactions occurring after March 31, 2001. The adoption of this statement is not expected to have a material impact on the Corporation’s financial reporting.

          In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”), ‘Revenue Recognition in Financial Statements.’ SAB 101 summarizes certain of the staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. The SEC, subsequent to December 1999, issued SAB 101A and 101B, both of which delayed the implementation date of SAB 101 to the quarter ending December 31, 2000.

          In evaluating the requirements of SAB 101, the Corporation has determined that an adjustment for certain activities was required. CornerStone’s accounting policy with respect to certain natural gas and crude oil activities had been to record such activities on a one-month-lag basis as sufficient information was not available to recognize current month activity. In connection with the implementation of improved information systems and because of the increasing dollar value of these activities, CornerStone began to recognize such activities in the month in which they occurred, beginning with the quarter ended December 31, 2000. Accordingly, additional revenue, costs of sales, gross margin, accounts receivable and accounts payable were recorded in the Corporation’s fourth quarter related to selected natural gas and crude oil activities that previously had been recorded on a one month deferred basis. The additional amounts recorded to bring these activities in line with SAB 101 were $321.1 million in revenue, $1.8 million in gross margin, $321.1 million in accounts receivable and $319.3 million in accounts payable.

Reclassifications

          Certain 1998 and 1999 amounts have been reclassified to conform to the 2000 presentation. Such reclassifications had no impact on net income or shareholders’ equity as previously reported.

SUPPLEMENTAL CASH FLOW INFORMATION

in thousands	2000	1999	1998
Cash paid during the year for
Income taxes	$7,306	$24,020	$17,629
Interest	76,228	49,591	35,162
Noncash transactions during the year for
Issuance of common stock for acquisitions and repurchase of subsidiary minority interests	6,252	--	--
Assets acquired in exchange for current liabilities and debt	66,241	5,771	36,091
Long term debt assumed in acquisitions	—	—	7,441
Minority interests issued tothird parties for acquisitions	176,252	41,852	119,990
Minority interests issued to third parties for debt	580	—	—

2.       Business Combinations and Acquisitions

Cornerstone Propane Partners, L.P..

          On December 11, 1998, CornerStone acquired the operations of Propane Continental, Inc. (“PCI”), a retail propane and wholesale energy-related commodities distributor for approximately $121 million, including assumed debt. The acquisition was financed with Common Unit equity and long-term debt. PCI operated 34 retail propane customer service centers in 11 states. Through Tri Power Fuels, PCI’s wholesale business, PCI distributed propane and other natural gas liquids to independent dealers, resellers and end users predominately in the West, Midwest and Northeast sections of the country.

          At December 31, 2000, CornerStone’s capital consisted of 17,245,129 Common Units, 6,597,619 Subordinated Units representing limited partner interests, a 2% aggregate general partner interest and approximately 569,000 warrants to purchase Common Units. At December 31, 2000, the Corporation’s wholly and majority-owned subsidiaries owned all 6,597,619 Subordinated Units, all outstanding warrants and an aggregate 2% general partner interest in CornerStone, or a combined 30% effective interest.

Blue Dot Services Inc.

          Blue Dot was formed in 1997 to acquire and operate HVAC companies in the U.S. At December 31, 2000, Blue Dot had acquired 77 companies in 27 states. The Corporation’s investment in Blue Dot at December 31, 2000, consisted of $218.9 million in the form of 11% coupon non-convertible preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the then outstanding total common stock of Blue Dot.

Expanets, Inc.

          Expanets was formed in 1998 to acquire and operate communications companies in the U.S. On March 31, 2000, Expanets acquired a portion of Lucent Technologies’ Growing and Emerging Markets business. As part of the purchase, Lucent received $145 million in junior convertible preferred stock in Expanets which is subordinated to the Corporation’s preferred stock investment and is pari passu with Expanets common stock. The purchase price also included $64 million in cash, a $15 million convertible note and a $35 million nonrecourse subordinated note. At December 31, 2000, Expanets had more than 200 offices located across the United States. The Corporation’s investment in Expanets at December 31, 2000, consisted of $247.8 million in the form of 12% coupon non-convertible preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the then outstanding total common stock at Expanets.

The Montana Power Company

          On October 2, 2000, the Corporation announced it had entered into a definitive agreement to acquire The Montana Power Company’s (NYSE:MTP) energy distribution and transmission business for approximately $1.1 billion, including the assumption of approximately $488 million in existing Montana Power Company debt. The transaction is subject to certain conditions, such as a receipt of regulatory approval from the Montana Public Service Commission, the Federal Energy Regulatory Commission, approval of The Montana Power Company’s shareholders, any necessary antitrust determinations, as well as customary closing conditions. Completion of the transaction is anticipated in mid-2001; however, there is no assurance that this transaction will be consummated.

Other

          The acquisitions made by Blue Dot and Expanets generally were effected utilizing a combination of cash and stock (of Blue Dot or Expanets). In connection with certain acquisitions, both Blue Dot and Expanets entered into exchange agreements with certain of the sellers under which the sellers can elect to exchange the stock of Blue Dot or Expanets received in connection with the acquisition back to Blue Dot or Expanets for cash at a predetermined exchange rate. Alternatively, the Corporation may, at its election, purchase the stock directly from the seller at the same predetermined exchange rate. If the Corporation elects to purchase the stock directly, they may do so with their choice of either cash or common stock of the Corporation. Alternatively, the Corporation may also, at its election, contribute cash and/or shares of its common stock to Blue Dot or Expanets, as the case may be, to fund any such purchase. During 2000, Blue Dot exchanged $11.3 million in cash, and the Corporation elected to contribute 212,895 shares of the Corporation’s common stock to Blue Dot in exchange for newly issued shares of Blue Dot preferred stock to fund the exchange for Blue Dot stock issued in prior acquisitions. During 1999, Blue Dot exchanged $1.5 million in cash for Blue Dot stock issued in prior acquisitions. During 2000, Expanets exchanged $9.4 million in cash for Expanets stock issued in prior acquisitions. During 1999, Expanets exchanged $6.2 million in cash for Expanets stock issued in prior acquisitions. As of December 31, 2000, exchange agreements totaling $25.2 million for Expanets and $51.7 million for Blue Dot remained outstanding and are included in Minority Interest.

          The acquisitions made by CornerStone, Blue Dot and Expanets have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.The assets acquired and liabilities assumed in the current year acquisitions have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Corporation does not believe the final allocation of purchase price will be materially different from preliminary allocations. Any changes to the preliminary estimates will be reflected as an adjustment to goodwill. At December 31, 2000, liabilities of approximately $5.8 million for costs associated with the shutdown and consolidation of certain acquired facilities and $1.7 million in severance costs are recorded on the consolidated balance sheet. At December 31, 1999, liabilities for approximately $12.7 million for costs associated with the shutdown and consolidation of certain acquired facilities and $3.8 million in severance costs are recorded on the consolidated balance sheet. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 2000 and 1999, give effect to the acquisitions as if such transactions had occurred at the beginning of the period:

in thousands except per share amounts	2000	1999
	Unaudited
Revenues	$7,176,979	$4,253,140
Net income	52,684	46,754
Diluted earnings per share	$1.97	$1.71

          The unaudited pro forma consolidated financial information does not purport to represent what the Corporation’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Corporation’s future results of operations.

          During 1999, the Corporation formed a private equity investment limited liability company in which certain members of management were provided the opportunity to make personal investments. The limited liability company is controlled and substantially owned by the Corporation, but enables management investors to participate in long-term value creation in selected growth initiatives, including increases in the value of the Corporation’s interests in CornerStone, Blue Dot and Expanets. The Corporation has the right to acquire the limited liability company interests of the investors under specified circumstances.

3.       Short-Term Borrowings

          The Corporation may issue short-term debt in the form of bank loans and commercial paper as interim financing for general corporate purposes. The bank loans may be obtained under short-term lines of credit. At December 31, 2000, the Corporation’s aggregate short-term lines of credit available were $26.0 million. The Corporation pays an annual fee generally equivalent to .1% to .25% of the unused lines. The Corporation also maintains other secured and unsecured lines of credit as described in Note 4, Long-Term Debt. At December 31, 2000, the Corporation did not have any commercial paper borrowings outstanding. $11.0 million of credit borrowings or commercial paper was outstanding at December 31, 1999.

          Expanets entered into a $25.0 million Bank Credit Facility in February 2000 with a commercial bank. There were  no borrowings outstanding at December 31, 2000, and  $14.7 million of borrowings outstanding under Expanets’ Facility at December 31, 1999. The Facility bears interest at a variable rate tied to the Eurodollar or prime rate plus a stated margin for each rate. Expanets’ Facility matures on February 15, 2001. The Facility is not secured; however, Expanets is subject to restrictive covenants which include a) restrictions on other indebtedness, b) limits on mergers, acquisitions and dispositions, and c) minimum investment in Expanets by the Corporation. The Expanets’ Facility is nonrecourse to the Corporation.

4.       Long-Term Debt

Long-Term debt at December 31 consisted of the following:

in thousands	Due	2000	1999
Long-Term Debt
Senior unsecured debt – 6.95%	2028	$105,000	$105,000
General mortgage bonds –
6.99%	2002	10,000	15,000
7.10%	2005	60,000	60,000
7%	2023	55,000	55,000
Pollution control obligations –
5.85%, Mercer Co., ND	2023	7,550	7,550
5.90%, Salix, IA	2023	4,000	4,000
5.90%, Grant Co., SD	2023	9,800	9,800
Bank credit facility	2002	111,300	58,000
Floating rate notes	2002	150,000	—
Less current maturities		(5,000)	(5,000)
		$507,650	$309,350

          Substantially all of the Corporation’s electric and natural gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Corporation may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture. As part of a financing transaction in November 1998, the Corporation issued $105.0 million of 6.95%, 30-year senior unsecured debt. The proceeds were used to repay short-term indebtedness and for general corporate purposes.

          The Corporation entered into an unsecured Bank Credit Facility with a group of commercial banks in June 1999. The Bank Credit Facility is used for general corporate purposes including acquisitions. There were $111.3 million of borrowings outstanding and $138.7 million available under the Bank Credit Facility at December 31, 2000. At December 31, 1999, the Corporation had $58.0 million outstanding and $112.0 million available under the Bank Credit Facility. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon the total borrowings outstanding on the Bank Credit Facility. The Bank Credit Facility matures in June 2002. The Bank Credit Facility contains restrictive covenants, which require the Corporation to maintain a minimum net worth and a maximum debt to equity ratio. The Corporation was in compliance with all terms and covenants at December 31, 2000.

          On September 21, 2000, the Corporation completed a private placement of $150 million principal amount of medium term floating rate notes. Net proceeds of $149.6 million were used to repay a portion of the debt outstanding from the Corporation’s Bank Credit Facility. The notes mature September 21, 2002, bearing interest at LIBOR plus .75%, with early repayment options beginning March 2001.

          The following table summarizes the long-term nonrecourse obligations of subsidiaries:

in thousands	Due	2000	1999
Long-Term Debt of Subsidiaries – nonrecourse
Senior Notes –
7.33% to 7.53%	2010	$305,000	$305,000
10.26%	2009	45,000	45,000
8.08% to 8.27%	2005-2009	60,000	60,000
Bank credit facility (CornerStone)	2001	69,700	9,220
Bank credit facility (Blue Dot)	2002	48,478	28,176
Other term debt	Various	50,000	45,531
Subordinated note	2001	35,000	—
Convertible promissory note	2003	15,000	—
Less current maturities		(52,263)	(19,170)
		$575,915	$473,757

          The CornerStone 7.33% and 7.53% Senior Secured Notes are collateralized by substantially all of the assets of CornerStone and rank pari passu with the CornerStone Bank Credit Facility (described below). The 7.53% Senior Secured Notes mature in the year 2010 with eight equal annual installments beginning in the year 2003. The 7.33% Senior Secured Notes mature in the year 2013 with nine equal annual installments beginning in the year 2005.  CornerStone may, at its option and under certain circumstances following the disposition of assets, be required to offer to prepay the Notes in whole or in part. The Notes agreement contains restrictive covenants applicable to CornerStone including a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of CornerStone, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions.

          In June 1999, CornerStone issued $45.0 million of 10.26% Senior Notes which mature in 2009 with equal annual installments beginning in the year 2005. The Senior Notes are subordinated to the 7.53% and 7.33% Senior Secured Notes and the CornerStone Bank Credit Facility. In November 1999, $30.0 million of 8.08% Senior Secured Notes were issued maturing in 2005 with equal annual installments beginning in the year 2003. Also in November 1999, $30 million of 8.27% Senior Secured Notes were issued maturing in 2009 with equal annual installments beginning in 2003. These notes rank on an equal and ratable basis with the CornerStone Bank Credit Facility and other Senior Secured Notes.

          The CornerStone Bank Credit Facility consists of a combined $110.0 million Working Capital and Acquisition Facilities to finance propane business acquisitions. There were $69.7 million and $9.2 million of combined borrowings outstanding under the Working Capital and Acquisition Facilities at December 31, 2000 and 1999, respectively. CornerStone also had $18.2 million and $19.0 million of letters of credit outstanding at December 31, 2000 and 1999, respectively. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon the Partnership’s ratio of consolidated debt to consolidated cash flow. The Bank Credit Facility matures in November 2001, at which time any loans then outstanding may be converted to term loans and be amortized quarterly for a period of two years thereafter. The Bank Credit Facility can be extended to November 30, 2002, upon approval of the bank participants. The Bank Credit Facility is collateralized by substantially all the assets of CornerStone and ranks pari passu with the Senior Secured Notes. The Bank Credit Facility contains restrictive covenants similar to those under the Senior Secured Notes and also requires that CornerStone maintain a ratio of total funded indebtedness to consolidated cash flow, as defined. Generally, as long as no default exists or would result, CornerStone is permitted to make cash quarterly distributions in an amount not to exceed Available Cash, as defined, for the immediately preceding calendar quarter. During 2000, the Corporation agreed to provide a guaranty and stand-by commitment to purchase up to approximately $70 million of secured loans, classified as nonrecourse on the consolidated December 31, 2000, balance sheet, from the bank group under certain circumstances. In connection with this commitment, CornerStone’s independent Audit Committee approved the payment to the Corporation of a cash commitment fee and warrants to purchase common units at a nominal exercise price. These arrangements, together with existing equity and debt funding resources, are expected to provide adequate sources of capital to meet CornerStone’s operating needs through Fiscal 2002. At December 31, 2000, certain of CornerStone’s financial ratios exceeded the incurrence tests under the Bank Credit Facility; therefore, CornerStone is currently limited to $70 million of total borrowings, excluding letters of credit issued.

          Blue Dot entered into a Bank Credit Facility with a group of commercial banks in February 1999, providing for advances up to $135.0 million. The Bank Credit Facility is used for working capital and to finance business acquisitions. There were $48.5 million and $28.2 million of borrowings outstanding under the Bank Credit Facility at December 31, 2000 and 1999, respectively. Under terms of the Bank Credit Facility, no additional borrowings are available at December 31, 2000. There were $1.0 million and no letters of credit issued under the Bank Credit Facility at December 31, 2000 and 1999, respectively. The Bank Credit Facility bears interest at a variable rate tied to certain LIBOR rate or prime rate plus a variable margin, which depends upon Blue Dot’s interest coverage rates. The Bank Credit Facility matures in February 2002 and is collateralized by substantially all the assets of Blue Dot. The Bank Credit Facility contains restrictive covenants which require Blue Dot to a) maintain a minimum net worth, b) maintain certain EBITDA and capitalization ratios when compared to total indebtedness, c) maintain certain fixed charge ratios, d) limit the size of acquisitions and volume of acquisitions, and e) limit annual capital expenditures. At December 31, 2000, Blue Dot is in compliance with the covenants as amended.

          The balance of other nonrecourse debt of $100.0 million and $45.5 million at December 31, 2000 and 1999, respectively, is generally comprised of the debt assumed and issued in conjunction with acquisitions. Of the $100.0 million outstanding at December 31, 2000, $15.0 million represents a convertible promissory note due March 31, 2003, issued in connection with the Lucent GEM transaction, and at the election of the Corporation, may be paid in cash, converted to Expanets Series D Preferred Stock, the Corporation’s common stock, or a combination of cash and the Corporation’s common stock.

          Annual scheduled consolidated retirements of long-term debt, including nonrecourse, during the next five years are $57.3 million in 2001, $380.1 million in 2002, $73.5 million in 2003, $54 million in 2004 and $124.7 million in 2005.

5.       Income Taxes

          Income tax expense for the years ended December 31 is comprised of the following:

in thousands	2000	1999	1998
Federal income
Current tax expense	$5,610	$22,079	$11,233
Deferred tax expense (benefit)	(9,071)	(9,179)	(1,069)
Investment tax credit (benefit)	(539)	(562)	(562)
State income tax expense (benefit)	(117)	2,128	1,620
	$(4,117)	$14,466	$11,222

          The following table reconciles the Corporation’s effective income tax rate to the federal statutory rate:

	2000	1999	1998
Federal statutory rate	(35)%	35%	35%
State income, net of federal benefit	—	4	3
Amortization of investment tax credit	(2)	(1)	(1)
Taxable dividends from subsidiaries	12	5	2
Nondeductible goodwill amortization	23	11	5
Dividends received deduction and other investments	(14)	(10)	(6)
Other, net	1	(4)	(5)
	(15)%	40%	33%

          The components of the net deferred income tax liability recognized in the Corporation’s Consolidated Balance Sheets are related to the following temporary differences at December 31:

in thousands	2000	1999
Excess tax depreciation	$(81,751)	$(78,402)
Safe harbor leases	1,238	(929)
Property basis and life differences	(10,547)	(11,120)
Asset sales	(3,568)	(3,567)
Regulatory assets	(2,838)	(2,407)
Regulatory liabilities	4,189	3,738
Unbilled revenue	7,135	6,323
Unamortized investment tax credit	2,740	3,279
Unrealized gain on investments	(3,464)	(2,794)
Other, net	31,317	21,024
	$(55,549)	$(64,855)

6.       Jointly Owned Plants

          The Corporation has an ownership interest in three electric generating plants, all of which are coal fueled and operated by other utility companies. The Corporation has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Corporation’s interest in each plant is reflected in the consolidated balance sheets on a pro rata basis, and its share of operating expenses is reflected in the consolidated statements of income. The participants each finance their own investment.

          Information relating to the Corporation’s ownership interest in these facilities at December 31, 2000, is as follows:

in thousands	Big Stone (S.D.)	Neal #4 (Iowa)	Coyote I (N.D.)
Plant in service	$48,358	$34,530	$47,133
Accumulated depreciation	$28,612	$20,541	$24,039

7.       Operating Leases

          The Corporation, CornerStone, Expanets and Blue Dot lease office, office equipment and warehouse facilities under various long-term operating leases. At December 31, 2000, future minimum lease payments under noncancelable lease agreements are as follows in thousands:

2001	$19,856
2002	16,305
2003	12,284
2004	9,504
2005	7,234
Thereafter	5,157

          Lease and rental expense incurred were $23.0 million,  $13.8 million and $6.6 million in 2000, 1999 and 1998, respectively.

8.       Team Member Benefit Plans

          The Corporation maintains a noncontributory defined benefit pension plan for team members of corporate and the regulated utility division. The benefits to which a team member is entitled under the plan are derived using a formula based on the number of years of service and compensation levels, as defined. The Corporation determines the annual funding for its plan using the frozen initial liability cost method. The Corporation’s annual contribution is funded in accordance with the requirements of the Employee Retirement Income Security Act. Assets of the plan consist primarily of debt and equity securities.

          Following is a reconciliation of the changes in the plan’s benefit obligations and fair value of assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31 of both years:

in thousands	2000	1999
Reconciliation of Benefit Obligation
Obligation at January 1	$57,549	$56,717
Service cost	922	1,149
Interest cost	3,805	3,682
Actuarial (gain) loss	(120)	(254)
Benefits paid	(8,316)	(3,745)
Plan amendments	(264)	—
Settlement cost	(11,885)	—
Special termination benefits	4,613	—
Benefit obligation at end of year	46,304	57,549
Reconciliation of Fair Value of Plan Assets
Fair value of plan assets at January 1	84,135	73,447
Actual return on plan assets	(5,496)	14,433
Benefits paid	(8,316)	(3,745)
Settlements	(11,885)	—
Fair value of plan assets at end of year	58,438	84,135
Funded Status
Funded status at December 31	12,133	26,587
Unrecognized transition amount	773	928
Unrecognized net actuarial gain	(9,220)	(24,711)
Unrecognized prior service cost	2,099	2,819
Prepaid (accrued) benefit cost	$5,785	$5,623

          The following table provides the components of net periodic benefit cost for the plans for 2000, 1999 and 1998:

in thousands	2000	1999	1998
Service cost	$922	$1,149	$1,012
Interest cost	3,805	3,682	3,689
Expected return on plan assets	(6,318)	(6,059)	(5,307)
Amortization of transition oblication	155	155	155
Amortization of prior service cost	457	501	500
Amortization of net gain	(729)	(672)	(302)
Special termination benefits	4,613	—	—
Settlement cost	(3,067)	—	—
Net periodic benefit cost	$(162)	$(1,244)	$(253)

          The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.
          The assumptions used in calculating the projected benefit obligation for 2000, 1999, and 1998 were as follows:

	2000	1999	1998
Discount rate	7.50%	6.75%	6.75%
Expected rate of return on assets	8.50%	8.50%	8.50%
Long-term rate of increase incompensation levels	3.00%	3.00%	3.00%

          During 1999, the Corporation made available to eligible team members the option to convert their pension plan benefit to a cash balance plan. All elections were made prior to December 31, 1999, and were effective January 1, 2000. Eligible new team members hired after December 31, 1999, will automatically be enrolled in the cash balance plan as there are no new participants in the pension plan after December 31, 1999. The result of team members choosing the cash balance plan has not materially impacted the Corporation’s 2000 financial statements. The pension plan will continue for those eligible team members who did not elect the cash balance plan.

          The Corporation also provides an Employee Stock Ownership Plan (“ESOP”) for full-time team members of corporate and the regulated utility division. The ESOP is funded primarily with federal income tax savings, which arise from tax laws applicable to such team member benefit plans. The ESOP acquired the majority of its shares through leveraged loans from a financial institution. At December 31, 2000 and 1999, the ESOP had an outstanding loan balance of $8.0 million and
$9.0 million, respectively, which is secured by the unallocated assets of the ESOP and guarantees of future minimum debt funding payments by the Corporation to the ESOP. Certain Corporation contributions and shares of stock acquired by the ESOP are allocated to participants’ accounts in proportion to the compensation of team members during the particular year for which the allocation is made subject to certain Internal Revenue Service (“IRS”) limits. Costs incurred under the plan were $1.0 million each year in 2000, 1999 and 1998.

          The Corporation also has various supplemental retirement plans for outside directors and selected management team members. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Corporation provides predetermined death benefits based upon compensation to beneficiaries of eligible team members who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Corporation has obtained life insurance coverage that is sufficient to fund benefit obligations. Costs incurred under the plans were $2.1 million, $2.6 million and $2.7 million in 2000, 1999 and 1998, respectively.

          CornerStone has a Restricted Unit Plan, which authorizes the issuance of Common Units with an aggregate value of $17.5 million to directors, executives, managers and selected supervisors of CornerStone. The value of the Restricted Common Unit is established by the market price of the Common Unit at the date of grant. As of December 31, 2000, Restricted Common Units with a face value of $17.1 million have been awarded.

          The Corporation, CornerStone, Blue Dot and Expanets provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the Plans, the team member may elect to direct a percentage of their gross compensation to be contributed to the Plans. The Corporation contributes up to a maximum of 3.5% of the team member’s gross compensation contributed to the Plan. CornerStone contributes from 20% to 40% of the employee’s contributions to the Plan up to a maximum amount of 5% of the employee’s salary. Blue Dot contributes 25% of the first 6% of team member contributions. Expanets contributes up to 100% of the first 6% of team member contributions. Costs incurred under all of these plans were $5.8 million, $3.0 million and $1.5 million in 2000, 1999 and 1998, respectively.

9.       Stock Options and Warrants

          In May 1998, the Corporation adopted the NorthWestern Stock Option and Incentive Plan (“Plan”). Under the Plan, the Corporation has reserved 2,750,000 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee (“Committee”) of the Corporation’s Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of the Corporation’s common stock at the grant date. The options are outstanding for 10 years following the date of grant and vest over a five-year period. In addition, the Corporation issued 1,279,476 warrants to purchase shares of NorthWestern common stock in connection with a previous acquisition. A summary of the activity of stock options and warrants is as follows:

	Stock Options
	Shares	Range	Weighted
Balance December 31, 1997	-	-	-
Issued	225,463	23.00–24.88	23.11
Balance December 31, 1998	225,463	23.00–24.88	23.11
Issued	449,604	21.19–26.13	25.67
Canceled	(11,000)	26.13	26.13
Balance December 31, 1999	664,067	23.00–26.13	24.39
Issued	741,454	21.50–23.31	21.96
Canceled	(14,000)	20.63–23.00	21.74
Balance December 31, 2000	1,391,521	20.63–26.13	23.31

	Stock Warrants
	Shares	Exercise Price
Balance December 31, 1997	-	-
Issued	1,279,476	18.225
Exercised	(174,318)	18.225
Balance December 31, 1998	1,105,158	18.225
Exercised	(90,896)	18.225
Balance December 31, 1999	1,014,262	18.225
Exercised	(10,000)	18.225
Balance December 31, 2000	1,004,262	18.225

          The Corporation follows Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

          An alternative method of accounting for stock options is SFAS 123, "Accounting for Stock-Based Compensation." Under SFAS 123, team member stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Corporation’s stock option plan been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS 123, the pro forma information for 2000 and 1999 would have been as follows:

in thousands except per share amounts	2000	1999	1998
Earnings on common stock
As reported	$42,761	$37,871	$27,086
Pro forma	$42,513	$36,750	$26,607
Diluted earnings per share
As reported	$1.83	$1.62	$1.44
Pro forma	$1.82	$1.57	$1.41

          The weighted average Black-Scholes value of options granted under the stock option plan during 2000, 1999 and 1998 was $2.95, $4.39 and $3.91, respectively. The 2000 value was estimated using an expected life of eight years, 3.8% dividend yield, volatility of 21.2% and risk-free interest rate of 6.07%.

10.     Earnings Per Share

          Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants. The following table presents the shares used in computing the basic and diluted earnings per share for 2000, 1999 and 1998:

in thousands	2000	1999	1998
Average common shares outstanding for basic computation	23,141	23,094	18,660
Dilutive effect of
Stock options	14	14	5
Stock warrants	183	264	151
Average common shares outstanding for diluted computation	23,338	23,372	18,816

11.     CornerStone Distributions

          CornerStone makes distributions to its partners each fiscal quarter in an aggregate amount equal to its Available Cash, as defined in its partnership agreement. Distributions will generally be made 98% to the Common and Subordinated Unitholders and 2% to the general partner. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages, prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period (as defined below), and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

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

          In addition, 3,298,810 Subordinated Units may convert into Common Units for any quarter ending on or after December 31,  2000, if a) distributions of Available Cash from operating surplus on each of the outstanding Common and Subordinated Units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated Units outstanding during that period and c) there are no arrearages on the Common Units. No subordinated units have converted to Common Units as of December 31, 2000.

          CornerStone will make distributions of its Available Cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates. For all quarters ended after December 31, 1997, CornerStone and the Corporation have elected to forgo the Subordinated Unit distributions, continuing the support for the Common Unitholders.

12.     Commitments and Contingencies

          The Corporation and its subsidiaries are parties to various pending proceedings and lawsuits, but in the judgment of management, after consultation with counsel for the Corporation, the nature of such proceedings and suits and the amounts involved do not depart from the routine litigation and proceedings incident to the kinds of businesses conducted by the Corporation, and management believes that such proceedings will not result in any material adverse impact on the Corporation’s financial position or results of operations.

          The Corporation is subject to numerous state and federal environmental regulations. The Clean Air Act Amendments of 1990 (the Act) stipulate limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. The Corporation believes it can comply with such sulfur dioxide emission requirements at its generating plants and that it is in compliance with all presently applicable environmental protection requirements and regulations. The Corporation is also subject to other environmental statutes and regulations including matters related to former manufactured gas plant sites. No administrative or judicial proceedings involving the Corporation are now pending or known by the Corporation to be contemplated under present environmental protection requirements.

          The Corporation’s 1997 and 1998 federal income tax returns  and Expanets’ 1998 federal income tax return are being audited by the IRS. The Corporation’s federal income tax returns for 1996 and prior periods are closed with the IRS. Certain state income and franchise tax returns are also being audited by various state agencies. Management believes that the final results of these audits will not have a material adverse effect on the Corporation’s financial position or results of operations.

          In January 2001, CornerStone entered into a letter of intent to sell its Canadian crude oil business. The terms of this agreement will transfer certain assets and contracts of Coast Energy Group’s Canadian business operations as of December 1, 2000. This transaction does not materially affect the results reported through December 31, 2000, and provides for the reimbursement of defined operating costs expensed in December, 2000, if the transaction is ultimately consummated. If the transaction closes, the reimbursement of these December expenses will not have a material impact to the reported results for 2000.

13.     Capital Stock

          In December 1996, the Corporation’s Board of Directors declared, pursuant to a shareholders’ rights plan, a dividend distribution of one Right on each outstanding share of the Corporation’s common stock. Each Right becomes exercisable, upon the occurrence of certain events, at an exercise price of $50 per share, subject to adjustment. The Rights are currently not exercisable and will be exercisable only if a person or group of affiliated or associated persons (“Acquiring Person”) either acquires ownership of 15% or more of the Corporation’s common stock or commences a tender or exchange offer that would result in ownership of 15% or more. In the event the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold, each Right entitles the holder to receive such number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right. The Rights, which expire in December 2006, are redeemable in whole, but not in part, at a price of $.005 per Right, at the Corporation’s option at any time until any Acquiring Person has acquired 15% or more of the Corporation’s common stock.

          The Corporation is authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 2000 and 1999, there were 37,500 shares outstanding of which 26,000 were 4 1/2% Series and 11,500 were 6 1/2% Series. The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Corporation. In any event, redemption will occur at par value. The 4 1/2% Series may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share plus accrued dividends. In the event of involuntary dissolution, all Corporation preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common shareholders.

          The Corporation is authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have been issued.

          As of December 31, 2000 and 1999, the Corporation had 3,500,000 shares of preferred securities outstanding. 1,300,000 shares outstanding were issued in 1995 at 8 1/8% with a
$25 par value. An additional 2,200,000 shares were issued as part of a financing transaction in November 1998 when the Corporation sold $55,000,000 of its 7.2% preferred capital securities at $25 par value. The proceeds were used for general corporate purposes.

14.     Segment and Related Information

          In 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131 (“SFAS 131”), "Disclosures About Segments of an Enterprise and Related Information," which requires the reporting of certain financial information by business segment. For the purpose of providing segment information, the Corporation’s six principal business segments are its electric, natural gas, retail propane, wholesale propane, HVAC and communications operations. The “All Other” segment includes the results of service and other nonenergy-related operations, manufacturing operations (1998 only), activities and assets of the corporate office, as well as any reconciling or eliminating amounts.

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

in thousands	Total Electric and Natural Gas	Total Propane	HVAC	Communications	All Other	Total
2000
Operating revenues	$181,309	$5,422,616	$408,829	$1,104,034	$15,302	$7,132,090
Cost of sales	88,156	5,196,300	260,975	740,553	9,691	6,295,675
Gross margins	93,153	226,316	147,854	363,481	5,611	836,415
Selling, general and administrative	39,211	149,777	129,447	350,926	17,453	686,814
Depreciation	15,919	25,271	7,901	7,614	1,329	58,034
Goodwill and other intangible amortization	—	14,814	5,891	29,552	38	50,295
Operating income (loss)	38,023	36,454	4,615	(24,611)	(13,209)	41,272
Interest expense	(7,760)	(42,738)	(4,877)	(4,019)	(17,813)	(77,207)
Investment income and other	(194)	—	401	508	8,266	8,981
Income (loss) before taxes and minority interests	30,069	(6,284)	139	(28,122)	(22,756)	(26,954)
Benefit (provision) for taxes	(9,819)	(972)	(2,404)	8,323	8,989	4,117
Income before minority interests	$20,250	$(7,256)	$(2,265)	$(19,799)	$(13,767)	$(22,837)
Total assets	$368,308	$1,238,837	$378,711	$729,063	$183,151	$2,898,070
Maintenance capital expenditures	$10,810	$3,109	$7,366	$10,434	$378	$32,097

1999
Operating revenues	$152,166	$2,246,400	$293,736	$294,878	$17,160	$3,004,340
Cost of sales	65,511	2,038,714	182,190	168,888	12,462	2,467,765
Gross margins	86,655	207,686	111,546	125,990	4,698	536,575
Selling, general and administrative	37,016	137,859	96,723	102,507	14,612	388,717
Depreciation	14,920	20,587	4,425	3,257	413	43,602
Goodwill and other intangible amortization	—	13,215	4,243	7,211	31	24,700
Operating income (loss)	34,719	36,025	6,155	13,015	(10,358)	79,556
Interest expense	(8,790)	(32,176)	(1,210)	(1,384)	(9,594)	(53,154)
Investment income and other	366	—	691	(1,016)	9,759	9,800
Income (loss) before taxes and minority interests	26,295	3,849	5,636	10,615	(10,193)	36,202
Benefit (provision) for taxes	(8,816)	(693)	(3,532)	(7,129)	5,704	(14,466)
Income before minority interests	$17,479	$3,156	$2,104	$3,486	$(4,489)	$21,736
Total assets	$364,673	$861,813	$279,140	$324,489	$126,646	$1,956,761
Maintenance capital expenditures	$12,813	$7,735	$7,763	$3,589	$699	$32,599

1998
Operating revenues	$145,645	$767,735	$124,880	$126,457	$22,470	$1,187,187
Cost of sales	62,595	618,754	75,843	69,982	12,613	839,787
Gross margins	83,050	148,981	49,037	56,475	9,857	347,400
Selling, general and administrative	37,445	105,520	39,334	45,709	8,214	236,222
Depreciation and amortization	14,759	11,880	1,764	1,680	301	30,384
Goodwill and other intangible amortization	—	8,274	1,765	3,208	5	13,252
Operating income	30,846	23,307	6,174	5,878	1,337	67,542
Interest expense	(12,059)	(20,321)	(52)	(669)	(2,766)	(35,867)
Investment income and other	1,261	—	296	87	4,056	5,700
Income before taxes and minority interests	20,048	2,986	6,418	5,296	2,627	37,375
Benefit (provision) for taxes	(7,379)	(999)	(3,043)	(2,807)	3,006	(11,222)
Income before minority interests	$12,669	$1,987	$3,375	$2,489	$5,633	$26,153
Total assets	$321,847	$759,232	$57,035	$77,418	$512,942	$1,728,474
Maintenance capital expenditures	$14,366	$2,898	$2,641	$2,161	$559	$22,625

	2000		1999		1998
in thousands	Electric	Natural Gas	Electric	Natural Gas	Electric	Natural Gas
Operating revenues	$86,575	$94,734	$83,943	$68,223	$78,401	$67,244
Cost of sales	16,782	71,374	18,456	47,055	15,390	47,205
Gross margins	69,793	23,360	65,487	21,168	63,011	20,039
Selling, general and administrative	25,397	13,814	24,722	12,294	25,534	11,911
Depreciation	12,663	3,256	12,006	2,914	11,870	2,889
Operating income	$31,733	$6,290	$28,759	$5,960	$25,607	$5,239

	2000		1999		1998
in thousands	Retail Propane	Wholesale Propane	Retail Propane	Wholesale Propane	Retail Propane	Wholesale Propane
Operating revenues	$389,447	$5,033,169	$303,947	$1,942,453	$234,612	$533,123
Cost of sales	211,139	4,985,161	133,084	1,905,630	103,645	515,109
Gross margins	$178,308	$48,008	$170,863	$36,823	$130,967	$18,014

15.     Quarterly Financial Data (Unaudited)

in thousands except per share amounts	First	Second	Third	Fourth
2000
Operating revenues	$1,330,944	$1,637,715	$1,613,573	$2,549,858
Gross margins	$168,193	$204,127	$222,620	$241,475
Operating income (loss)	$35,989	$(828)	$2,751	$3,360
Net income	$16,239	$7,702	$9,947	$15,665
Average common shares outstanding	23,109	23,117	23,119	23,216
Basic earnings per average common share	$.63	$.26	$.36	$.60
Diluted earnings per average common share	$.62	$.26	$.35	$.60
Dividends per share	$.2775	$.2775	$.2775	$.2975
Stock price:
High	$23.25	$23.94	$23.94	$23.75
Low	$20.63	$21.00	$19.13	$19.31
Quarter-end close	$20.63	$23.13	$19.50	$23.13

1999
Operating revenues	$509,354	$595,850	$753,443	$1,145,693
Gross margins	$144,466	$113,062	$123,435	$155,612
Operating income	$42,134	$11,599	$9,665	$16,158
Net income	$14,880	$6,837	$8,838	$14,108
Average common shares outstanding	23,051	23,108	23,109	23,109
Basic earnings per average common share	$.57	$.22	$.31	$.54
Diluted earnings per average common share	$.56	$.22	$.31	$.53
Dividends per share	$.2575	$.2575	$.2575	$.2775
Stock price:
High	$27.13	$27.06	$26.00	$24.19
Low	$23.75	$24.19	$22.44	$20.63
Quarter-end close	$25.94	$24.19	$22.75	$22.00

in thousands except per share and shareholders data	2000	1999	1998	1997	1996
Financial Results
Operating revenues	$7,132,090	$3,004,340	$1,187,187	$918,070	$344,009
Gross margins	836,415	536,575	347,400	223,025	163,583
Operating expenses	795,143	457,019	279,858	164,028	113,165
Operating income	41,272	79,556	67,542	58,997	50,418
Interest expense	(77,207)	(53,154)	(35,867)	(31,476)	(18,668)
Investment income and other	8,981	9,800	5,700	11,564	9,719
Income (loss) before income taxes and minority interests	(26,954)	36,202	37,375	39,085	41,469
Benefit (provision) for income taxes	4,117	(14,466)	(11,222)	(11,111)	(15,415)
Income before minority interests	(22,837)	21,736	26,153	27,974	26,054
Minority interests	73,436	22,927	4,238	(1,710)	—
Net income	$49,553	$44,663	$30,391	$26,264	$26,054

Common Stock Data
Basic earnings per share*	$1.85	$1.64	$1.45	$1.31	$1.28
Diluted earnings per share*	$1.83	$1.62	$1.44	$1.31	$1.28
Basic and diluted earnings per share (excluding one time gains)	-	-	-	-	$1.19
Average shares outstanding*:
Basic	23,141	23,094	18,660	17,843	17,840
Diluted	23,338	23,372	18,816	17,843	17,840
Dividends paid per common share*	$1.130	$1.050	$.985	$.933	$.890
Annual dividend rate at year end*	$1.19	$1.11	$1.03	$.97	$.92
Book value per share at year end*	$13.79	$12.99	$12.26	$9.34	$9.18
Common stock price range*:
High	$23.937	$27.125	$27.375	$23.500	$18.250
Low	$19.125	$20.625	$20.250	$16.938	$13.375
Close	$23.125	$22.000	$26.438	$23.000	$17.130
Price earnings ratio	12.6x	13.6x	18.4x	17.6x	13.4x
Dividend payout ratio (from ongoing operations)	61.7%	64.8%	68.4%	71.2%	74.8%
Return on average common equity	13.8%	12.9%	14.6%	14.1%	14.4%
Common shareholders at year end	10,371	10,475	10,116	8,845	8,750

Financial Position (as of December 31)
Total assets	$2,898,070	$1,956,761	$1,728,474	$1,106,123	$1,113,716
Working capital	110,014	100,193	57,739	11,844	44,922
Long-term debt, excluding current portion	507,650	309,350	256,350	156,350	183,850
Total debt (including subsidiaries)	1,140,828	807,277	608,935	433,095	425,657
Shareholders’ equity	319,201	300,156	282,101	166,596	163,805
Other equity	489,254	452,799	479,202	235,972	225,464
Total equity	$808,455	$752,955	$761,303	$402,568	$389,269

INFORMATION FOR OUR INVESTORS

Corporate Headquarters

NorthWestern Corporation
125 S. Dakota Ave.
Sioux Falls, SD  57104
(605) 978-2908
Web site:  www.northwestern.com

Annual Meeting of Shareholders

          You are cordially invited to attend the meeting to be held on Wednesday, May 2, 2001, at 10:00 a.m. (Central time) at the Washington Pavilion, 301 S. Main Ave., Sioux Falls, SD.

Common Stock Listing

          NorthWestern's common stock is listed on the New York Stock Exchange under the symbol NOR.  CornerStone Propane's common units are listed on the New York Stock Exchange under the symbol CNO.

Shareholder Services and Programs

          All inquiries concerning shareholder accounts and stock transfer matters, including direct deposit of dividends and the elimination of duplicate mailings of Annual Reports, should be directed to our Transfer Agent and Registrar:

Shareholder Services (common & preferred stock)
NorthWestern Corporation
600 Market Street W.
Huron, SD  57350
1-800-677-6716
FAX (605) 353-7560

          or

Wells Fargo Bank Minnesota, N.A. (common stock)
Shareowner Services
161 North Concord Exchange
South St. Paul, MN  55075

Investor Relations and Institutional Investor Inquiries

(605) 987-2904

Publications

           NorthWestern's Annual Report, Proxy Statement, Form 10-K and Form 10-Q reports are available free of charge upon request by contacting Shareholder Services or by accessing the corporation's Web site:  www.northwestern.com.

Dividend Reinvestment and Direct Purchase Plan

          You may purchase your first shares of NorthWestern common stock directly through our Dividend Reinvestment and Direct Stock Purchase Plan.  Other features of the Plan include dividend reinvestment, optional monthly purchases of stock, and the electronic deposit of dividends. Contact Shareholder Services for a prospectus and enrollment form.

Unless otherwise indicated by the context in which they are used, "NorthWestern Corporation," "NorthWestern Public Service," "NorthWestern Services Group," "Expanets," "Blue Dot," and "CornerStone" are registered trademarks of NorthWestern Corporation, NorthWestern Public Service, NorthWestern Services Group, Expanets, Blue Dot or CornerStone in the United States and/or other countries.  Other products and company names mentioned herein may be the trademarks of their respective owners.

Copyright © 2001 NorthWestern Corporation.  All rights reserved.