Form 10-K405, Exhibit 13
period 2001-12-31
NORTHWESTERN CORP
filed 2002-04-01
CIK 73088

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

NORTHWESTERN CORPORATION AND SUBSIDIARIES

The following discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this report.

RESULTS OF OPERATIONS

OVERVIEW

We are a service and solutions company providing integrated energy, communications, heating, ventilation, air conditioning, plumbing and related services and solutions to residential and business customers throughout North America. We own and operate NorthWestern Energy, one of the largest regional electric and natural gas utilities in the upper Midwest of the United States. NorthWestern Energy distributes electricity in South Dakota and natural gas in South Dakota and Nebraska through our energy division NorthWestern Public Service, and electricity and natural gas in Montana through our wholly owned subsidiary, Montana Power LLC. Montana Power LLC holds the electric and natural gas transmission and distribution business formerly owned by The Montana Power Company that we acquired on February 15, 2002. We intend to transfer the electric and natural gas transmission and distribution operations of Montana Power LLC to NorthWestern Corporation during 2002. Our principal unregulated investment is in Expanets, Inc., or Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses. In addition, we own investments in Blue Dot Services Inc., or Blue Dot, a nationwide provider of heating, ventilation, air conditioning, plumbing and related services, and CornerStone Propane Partners L.P., or CornerStone, a publicly traded limited partnership retail propane and wholesale energy-related commodities distributor (NYSE:CNO) for which one of our subsidiaries serves as managing general partner. CornerStone has announced it has retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of CornerStone.

The following is a summary of our results of operations in 2001, 2000 and 1999. This summary does not include actual or pro forma results of operation of Montana Power LLC. The pro forma results of operations including Montana Power LLC were filed in our Form 8-K on March 4, 2002.

CONSOLIDATED OPERATING RESULTS

The following is a summary of consolidated operating results. Our consolidated results include the results of our divisions and subsidiaries constituting each of our business segments. This discussion is followed by a more detailed discussion of operating results by segment. Our “All Other” category primarily consists of our other miscellaneous service activities which are not included in the other identified segments together with unallocated corporate costs. Product and service category fluctuations highlighted at the consolidated level are more fully explained in the segment discussion.

CONSOLIDATED EARNINGS AND DIVIDENDS

Consolidated earnings in 2001 were $37.5 million, a decline of $5.2 million, or 12.3%, from 2000 results. Diluted earnings per share, or EPS, in 2001 was $1.53, a decline of $.30, or 16.4%, from 2000 results. Consolidated earnings were reduced by a $24.9 million restructuring charge ($12.1 million net of taxes and minority interests) taken in the fourth quarter of 2001. The 2001 restructuring charge reduced diluted EPS by $.50 per share. Diluted EPS in 2001 was $2.03 exclusive of the restructuring charge, an increase of $.20, or 10.9%, from diluted EPS in 2000. The $24.9 million restructuring charge related principally to facility closure costs, employee termination benefits and related costs incurred in connection with our Operational Excellence project, which is a series of companywide initiatives targeting reductions in annualized selling, general and administrative expenses by $150 million. While Expanets had significant operating losses in 2001, substantially all those losses were allocated to Minority Interests in Expanets as a result of its capital and ownership structure. To the extent basis was available, a portion of Blue Dot’s losses were also allocated to Minority Interests. For further information about Minority Interest accounting, see our discussion of Significant Accounting Policies that follows. Consolidated earnings in 2000 were $42.8 million, an increase of $4.9 million, or 12.9%, from 1999. Diluted EPS in 2000 was $1.83, an increase of $.21, or 13.0%, from 1999. The increase in consolidated earnings and diluted EPS resulted from growth in our electric and natural gas utility earnings and increased preferred stock investment income from our investments in Expanets and Blue Dot.

An annual dividend increase of $.08 per share to $1.27 per share was approved during the November 2001 Board of Directors’ meeting and was effective for the December 1, 2001, dividend payment. Dividends were also increased in November 2000 from $1.11 per share to $1.19 per share. The increase in the 2001 dividend was our eighteenth consecutive annual dividend increase. The Board will continue to evaluate dividend policies in light of our consolidated financial condition.

CONSOLIDATED OPERATIONS

Consolidated revenues in 2001 were $4,237.8 million, a decline of $2,894.3 million, or 40.6%, from 2000 results. The lower consolidated revenues in 2001 reflected a $2,893.2 million decline in CornerStone’s wholesale revenues (revenues from the sale of propane, natural gas, natural gas liquids and crude oil) due to the sale by CornerStone of certain Canadian crude operations in December 2000, as well as a reduction in natural gas operations and a decline in commodity prices between 2000 and 2001. CornerStone’s retail revenues in 2001 declined $15.6 million. Revenues at Expanets in 2001 declined $72.0 million primarily as a result of the downturn in the economy and the telecommunications industry in particular. Lower revenues at CornerStone and Expanets were partially offset by increased revenues at Blue Dot and our electric and natural gas segments. Consolidated revenues in 2000 were $7,132.1 million, an increase of $4,127.8 million, or 137.4%, from 1999 results. Growth in 2000 revenues resulted from increases within all of our segments, although wholesale propane accounted for approximately 75% of the growth as a result of expanded operations and increased commodity prices. Most of the remaining additional revenues were generated by Expanets as a result of the acquisition of a portion of the Lucent Technologies’ Growing and Emerging Markets business, or the Lucent GEM business, effective April 1, 2000.

Consolidated cost of sales in 2001 were $3,380.2 million, a decline of $2,915.5 million, or 46.3%, from 2000 results. Cost of sales in 2001 in CornerStone’s wholesale operations were $2,869.3 million less due to reductions in the prices paid for commodities, such as propane, reduction in natural gas operations and the sale of certain Canadian crude operations. The remaining $46.2 million reduction in consolidated cost of sales was attributable to the lower cost of sales at Expanets and in CornerStone’s retail operations in 2001. The reductions in cost of sales in All Other was partially offset by increased cost of sales at Blue Dot and our electric and natural gas segments. Consolidated cost of sales in 2000 were $6,295.7 million, an increase of $3,827.9 million, or 155.1%, from 1999 results. The increase in cost of sales in 2000 was primarily a result of CornerStone’s increased wholesale propane operations and costs related to discontinued natural gas trading operations. Increased cost of sales in 2000 were also incurred by Expanets, whose cost of sales increased $571.7 million as a result of the inclusion of the cost of sales related to the Lucent GEM business acquisition in April 2000. Retail propane costs of sales in 2000 also increased due to higher volumes and commodity prices while Blue Dot’s costs of sales increased from acquisitions in 2000.

Consolidated gross margin in 2001 was $857.6 million, an increase of $21.2 million, or 2.5%, from 2000 results. Gross margin in 2001 increased across all of our segments with the exception of the propane business segment. Gross margin in our electric segment increased $14.2 million, primarily as a result of increased wholesale electric margins during the first half of 2001. Blue Dot’s gross margin increased $8.0 million as a result of acquisitions in 2001, and Expanets’ gross margin increased $20.5 million, primarily as a result of a full year impact of Lucent GEM business operations in 2001 (acquired in April 2000). CornerStone’s gross margin declined $23.9 million as a result of the sale of certain Canadian crude operations. Consolidated gross margin in 2000 was $836.4 million, an increase of $299.8 million, or 55.9%, from 1999 results. Gross margin in 2000 increased across all of our segments. Expanets’ gross margin increased $237.5 million principally as a result of the additional margins from the Lucent GEM business acquisition. Acquisitions in 2000 by Blue Dot also resulted in an increase in gross margin of $36.3 million. CornerStone gross margin benefited from colder weather in 2000, and gross margins in our electric and natural gas segments also increased in 2000.

Consolidated gross margin as a percentage of revenues in 2001 was 20.2%, compared to 11.7% in 2000 and 17.9% in 1999. Exclusive of the lower margin wholesale propane operations, gross margin percentage in 2001 was 39.7% compared to 37.6% in 2000. Consolidated gross margin as a percentage of revenues in 2001 improved as a result of the gross margin gains described above, together with our efforts to reduce costs and increase higher-margin recurring service and maintenance revenues in our communications operations and a reduced influence of lower-margin wholesale propane operations. Exclusive of wholesale propane operations, gross margin as a percentage of revenues declined from 47.1% in 1999 to 37.6% in 2000 as a result of lower-margin sales within the Lucent GEM business and a decline in Blue Dot’s margin from a shift in business mix within the segment.

Consolidated operating expenses in 2001 were $941.6 million, an increase of $146.5 million, or 18.4%, from 2000 results. Operating expenses increased in each of our segments in 2001 due in part to a $24.9 million restructuring charge related to our Operational Excellence project. Expanets incurred increased expenses of $92.6 million, excluding its portion of the Operational Excellence restructuring charge of $5.9 million, related to additional Lucent GEM business operating costs together with additional non-capitalizable integration/transition costs. Blue Dot’s operating expenses also increased $26.3 million due to continued acquisition activities and infrastructure growth. The Operational Excellence program resulted in $3.3 million of the $6.2 million increase in operating expenses of our electric utility and $1.2 million of the $1.9 million increase in operating expenses of our natural gas segment. All Other operating expenses increased $6.6 million excluding the $7.3 million restructuring charge due to personnel additions and professional services to support our expanding subsidiary operations. Consolidated operating expenses in 2000 were $795.1 million, an increase of $338.1 million, or 74.0%, from 1999 results. Our numbers in 2000 included an additional $275.1 million of Expanets’ operating expenses related primarily to the acquisition of the Lucent GEM business, together with associated transition/integration costs and increased amortization expenses from the additional intangibles. Blue Dot’s operating expenses in 2000 increased $37.8 million due to acquisitions and corporate support expansion. CornerStone’s operating expenses in 2000 increased $18.2 million primarily as a result of expansion of operations. Operating expenses in our electric and natural gas segments and All Other operating expenses in 2000 also increased slightly.

Consolidated operating losses in 2001 were $84.1 million, compared to consolidated operating income in 2000 of $41.3 million. The $125.3 million change in operating income was due to a $77.9 million decline in operating income at Expanets, an $18.4 million decrease in operating income at Blue Dot, a $23.6 million decline in operating income at CornerStone and a $13.3 million decrease in All Other. These losses were partially offset by an $8.0 million operating income increase within our electric segment. Consolidated operating income in 2000 was $41.3 million, a decline of $38.3 million, or 48.1%, from 1999 results. The decrease in operating income in 2000 was primarily attributable to a $37.6 million decline in income at Expanets. Operating income at Blue Dot and All Other also declined, but were partially offset by a $3.0 million operating income gain at our electric segment. While our communications and HVAC operations had significantly greater operating losses in 2001, substantially all of the Expanets’ losses and a portion of Blue Dot’s losses were allocated to Minority Interests as a result of the capital and ownership structures.

Investment income and other in 2001 decreased slightly to $8.0 million from $8.9 million in 2000. Gains from stock sales during the fourth quarter of 2001 were partially offset by realized losses on the write-down of certain investments. Overall investment income was also negatively impacted by lower interest rates and overall stock portfolio performance during 2001. Investment income and other in 2000 was $9.0 million, compared to $9.8 million in 1999. The decrease in 2000 was attributable to the increase of certain non-operating expenses within the line item and a decline in the overall level of investments.

Consolidated interest expense in 2001 was $90.4 million, an increase of $13.2 million, or 17.0%, from 2000 results. The increase in interest expense was primarily attributable to financings by Expanets, where interest expense increased $13.3 million, and was offset partially by a decrease in interest expense at Blue Dot resulting from reduced credit facility borrowings. Interest expense in 2000 was $77.2 million, an increase of $24.1 million, or 45.3%, over interest expense in 1999. Each of our segments incurred additional interest expenses in 2000. Increased borrowings at the parent level to fund ongoing investments in operations also contributed to the increase in interest expenses.

Consolidated income tax benefit in 2001 was $47.4 million, an increase of $43.3 million over the income tax benefit in 2000. Over 50% of the increase resulted from the tax benefit at Expanets which was the result of a significant increase in operating losses in 2001. Lower taxable income at Blue Dot and CornerStone as a result of operating losses further increased the benefit, as did higher All Other operating expenses. The income tax benefits were partially reduced by increased tax expense at our electric and natural gas segments. Consolidated tax benefit in 2000 was $4.1 million, compared to an income tax expense of $14.5 million in 1999. The shift in taxes resulted principally from a decrease in taxable income at Expanets where taxes were $15.5 million less. All Other operating and interest expenses increased the tax benefit as well. The tax benefit increases were partially offset by higher income tax expense at our electric and natural gas segments.

Minority interests represent the net income or loss, after preferred dividends related to our preferred stock investments in Expanets and Blue Dot, combined with earnings or losses attributable to the CornerStone public common unitholders, which are allocable to common shareholders/unitholders other than us. Minority interests were $163.5 million, an increase of $90.1 million in 2001. Over 85% of the increase was due to Expanets, where losses increased substantially in 2001. Higher losses at CornerStone also contributed to the increase, partially offset by reduced allocations at Blue Dot from a reduction in available basis to absorb the losses. Minority interests in 2000 were $73.4 million, an increase of $50.5 million. Approximately 70% of the increase was due to Expanets, while allocations for Blue Dot and CornerStone each increased approximately $7.5 million. Due to adequate basis in 2000 and 1999, substantially all losses by Expanets and Blue Dot were allocated to minority interests. Based on the entities’ capital structures at December 31, 2001, and unless additional minority interest were to be created as a result of new acquisitions, to the extent losses at Expanets subsequently exceed $11.1 million, and any further losses at Blue Dot, such losses would be allocated to us to the extent of our basis and, thereafter, pro rata in accordance with ownership interests.

SEGMENT INFORMATION

The following summary does not include actual or pro forma results of operation of our Montana Power LLC electric and natural gas utilities that we acquired on February 15, 2002. The pro forma results of operations including Montana Power LLC were filed in our Form 8-K on March 4, 2002.

ELECTRIC UTILITY SEGMENT OPERATIONS

We operate a vertically integrated utility through NorthWestern Energy and our division formerly known as NorthWestern Public Service. We generated and distributed electricity to over 57,000 retail customers in 108 communities throughout South Dakota as of December 31, 2001. Our regulated assets in South Dakota included approximately 3,100 miles of overhead and underground electric transmission and distribution lines, 120 substations and interests in generation facilities comprising approximately 312 megawatts of capacity as of December 31, 2001. Our South Dakota business enjoys competitive low cost fuel with no nuclear exposure. Coal was used to generate approximately 95% of our electricity during the year ended December 31, 2001.

Revenues from our electric utility operations in 2001 were $107.0 million, an increase of $20.4 million, or 23.6%, from 2000 results. The increase in revenues was principally the result of increased wholesale market prices for electricity. Revenues from our wholesale sales of electricity in 2001 were $13.6 million greater than the $9.3 million of revenues generated from such sales in 2000. The increase in wholesale sales revenues was principally due to unusual market conditions during the first half of 2001, and was partially offset by lower sales volume. The volume of wholesale megawatt hours sold in 2001 decreased by 3.4%; however, the volume of retail megawatt hours sold in 2001 increased by 4.4%. Revenues from retail sales of electricity increased by 8.9% in 2001, from $77.3 million in 2000 to $84.2 million in 2001. The increase in retail sales revenue in 2001 was principally due to a growing customer base combined with higher fuel costs that are passed through to customers. Revenues from our electric utility operations in 2000 were $86.6 million, an increase of $2.6 million, or 3.1%, from 1999 results. The increase in revenues in 2000 was primarily attributable to increased wholesale market prices for electricity, which rose sharply during the latter portion of 2000 as a result of unusual changes in market conditions. Revenues from retail sales of electricity remained flat between 1999 and 2000.

Cost of sales for our electric utility operations in 2001 was $23.1 million, an increase of $6.3 million, or 37.4%, from 2000 results. The increase in cost of sales in 2001 was due principally to retail fuel cost adjustments and increased volumes. The cost of sales for our electric segment in 2000 was $16.8 million, a decline of $1.7 million, or 9.1%, from 1999 results. The decline in cost of sales in 2000 was primarily the result of fuel cost adjustments that were passed through to retail consumers, which offset a 2.2% increase in volume.

Gross margin in 2001 was $83.9 million, an increase of $14.2 million, or 20.3%, over the 2000 gross margin of $69.8 million. The increase in gross margin in 2001 resulted primarily from the unusual wholesale market conditions and the 4.4% increase in retail sales. Gross margin in 2000 was $69.8 million, an increase of $4.3 million, or 6.6%, from the 1999 gross margin. The increase in gross margin between 1999 and 2000 was primarily a result of revenue gains from wholesale sales of electricity, the market prices for which increased through the latter portion of 2000, and increased margins on retail sales of electricity as a result of fuel cost adjustments.

Gross margin as a percentage of revenues in 2001 was 78.5%, compared to 80.6% in 2000, a decrease primarily as a result of increased fuel costs in 2001. Gross margin as a percentage of revenues increased from 78.0% in 1999 to 80.6% in 2000 primarily as a result of the unusual increase in higher margin wholesale sales.

Operating expenses of our electric segment in 2001 were $44.3 million, an increase of $6.2 million, or 16.3%, from 2000 results. The increase in operating expenses in 2001 was primarily caused by an Operational Excellence restructuring charge of $3.3 million, together with small increases in allocated power plant maintenance costs associated with increased generation, higher team member benefits expenses, increased customer service costs and higher depreciation related to additional investments in power plants. Higher operating expenses in 2001 were partially offset by lower transmission and distribution expenses. Operating expenses in 2000 were $1.3 million greater than 1999 operating expenses. The increase in operating expenses between 1999 and 2000 was primarily a result of increased depreciation costs from capital investments, increased team member salary and benefits costs and allocated plant associated expenses.

Operating income in 2001 was $39.7 million, or $43.0 million before restructuring charges, representing an increase of $8.0 million, or 25.1%, over 2000. The increase in operating income was a result of increased higher margin wholesale sales revenue, but the increase was partially offset by higher operating expenses in 2001. Operating income in 2000 was $31.7 million, an increase of $3.0 million, or 10.3%, from 1999 results. The increase in operating income between 1999 and 2000 was a result of gross margin improvements in 2000, which were partially offset by the higher operating expenses.

NATURAL GAS UTILITY SEGMENT OPERATIONS

Our natural gas utility segment consists of the regulated natural gas utility operations of NorthWestern Energy.  We purchased, transported, distributed, sold and stored natural gas for approximately 81,000 customers in 59 South Dakota communities and four Nebraska communities as of December 31, 2001. We have approximately 1,996 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 MMBTU per day as of December 31, 2001. We also transport natural gas for other gas suppliers and marketers in South Dakota and Nebraska. All natural gas is delivered through service agreements. Our natural gas supply requirements in South Dakota and Nebraska for the year ended December 31, 2001, were approximately 5.5 million MMBTU and approximately 5.6 million MMBTU, respectively.

Revenues from natural gas sales in 2001 were $144.2 million, an increase of $49.5 million, or 52.2%, from 2000 results. The increase was largely attributable to higher market prices for natural gas and a slight increase in the volume of sales. Revenues from natural gas sales in 2000 were $26.5 million higher than 1999 revenues of $68.2 million, due primarily to commodity price increases, particularly in the latter portion of 2000, as compared to 1999 prices.

Cost of sales in 2001 was $119.1 million, an increase of $47.7 million, or 66.8%, from 2000 results. The increase in cost of sales was a result of the increased market prices for natural gas in 2001 and, to a lesser extent, the slight increase in our volume of sales. Cost of sales in 2000 was $71.4 million, an increase of $24.3 million from 1999 results. The increase in cost of sales between 1999 and 2000 was attributable to an increase in the market prices of natural gas and increased volumes.

Gross margin in 2001 was $25.2 million, an increase of $1.8 million, or 7.7%, from 2000 results. However, gross margin as a percentage of revenues decreased to 17.4% in 2001 from 24.7% in 2000. The increase in gross margin in 2001 was due to increased sales volumes and higher market prices for natural gas in 2001. Because the higher market prices for natural gas were passed along to consumers, the increase in gas commodity prices did not affect gross margin, but did have a positive impact on revenues and, therefore, the gross margin percentage. Gross margin in 2000 was $23.4 million, an increase of 10.4% over gross margin in 1999. The increase in gross margin between 1999 and 2000 was a result of increased sales volume in 2000 and the rate increase in the fourth quarter of 1999. As a percentage of revenues, gross margins decreased to 24.7% in 2000 from 31.0% in 1999 due to increased gas commodity prices.

Operating expenses in 2001 were $19.0 million, an increase of $1.9 million, or 11.0%, from 2000 results. The increase was due principally to a $1.2 million restructuring charge related to Operational Excellence and small increases in team member benefit costs, customer care costs, and service expenses. Operating expenses in 2000 were $1.9 million higher than in 1999. The increase in operating expenses was attributable to increased salary and team member benefit costs, higher depreciation from increased capital investments and service expenses.

Operating income in 2001 was $6.2 million, or $7.4 million before restructuring charges, compared to operating income in 2000 of $6.3 million. The increase in operating income in 2001 before restructuring charges reflected gross margin increases, but was partially offset by increased operating expenses. Operating income in 2000 increased $.3 million, or 5.5%, compared to 1999 results. The increase in operating income between 1999 and 2000 reflects increases in our gross margins in 2000 that exceeded the increases in our 2000 operating expenses.

COMMUNICATIONS SEGMENT OPERATIONS

Our communications segment consists of our investment in Expanets, a leading provider of networked communications and data services and solutions to medium-sized businesses. Expanets is a leading independent distributor for Avaya, Inc.’s wide range of products and software and is a significant independent distributor for a number of other major enterprise software providers. Expanets’ services include the design, procurement, implementation, maintenance and monitoring of voice networking, data networking, internet connectivity, messaging systems, advanced call processing applications, computer telephony, network management, carrier services and e-business services. Expanets’ business is not capital intensive and competition in Expanets’ industries is fragmented. In addition, Expanets’ maintenance services, which include the maintenance and upgrades of systems, provide recurring revenues. Expanets served approximately 560,000 business customers through more than 150 operational centers in all 50 states during the year ended December 31, 2001.

Operating revenues at Expanets in 2001 were $1,032.0 million, a decline of $72.0 million, or 6.5%, from 2000 results. In May 2001, Expanets revised certain portions of its original Lucent GEM business acquisition agreements with Avaya. The revised agreements eliminated minimum sales referral obligations from Avaya and increased the volume of recurring revenue service maintenance contracts assigned to Expanets. The 2001 results include increased revenues from the Lucent GEM business operations, but revenues generally declined as a result of the restructured Lucent GEM business acquisition agreements and a downturn in the economy and the telecommunications market in particular. Expanets has focused on services and products that generate recurring revenues such as maintenance and warranty contracts, but traditional equipment sales that provide the basis for the provision of such services have been slowed by consumer cutbacks due to the downturn in the economy. Operating revenues in 2000 were $1,104.0 million, an increase of $809.2 million, or 274.4%, from 1999 results. The growth in revenues in 2000 was attributable primarily to the Lucent GEM business acquisition effective April 2000 and increased revenues from operation of the Lucent GEM business in the remainder of 2000.

Cost of sales in 2001 was $648.0 million, a decline of $92.5 million, or 12.5%, from 2000 results. The decline in cost of sales was attributable to a shift in sales mix from equipment sales to higher-margin service sales and a decline in sales volumes. In addition, management has increased its focus on cost reduction measures and improving margins, particularly since the first quarter of 2001. Cost of sales in 2000 was $740.6 million, an increase of $571.7 million, or 338.5%, from 1999 results. The increase in cost of sales in 2000 was principally attributable to the acquisition and operations of the Lucent GEM business. The former Lucent GEM division historically focused on equipment sales, which often generated recurring service and maintenance contracts, but had relatively lower margins than the other historical business lines conducted by Expanets.

Gross margin in 2001 was $384.0 million, an increase of $20.5 million, or 5.6%, from 2000 results. As a percentage of revenues, gross margin increased from 32.9% in 2000 to 37.2% in 2001. Gross margin dollars increased, in spite of an overall decline in operating revenues, as the result of increased solutions and services sales. The gross margin percentage improvement was a result of the increased mix of higher margin recurring service revenues as compared to lower margin equipment sales. Gross margin in 2000 was $363.5 million, an increase of $237.5 million, or 188.5%, from 1999 results. The growth in gross margin in 2000 was a result of the addition in April 2000 of the Lucent GEM business. Gross margin percentages fell from 42.7% to 32.9% in 2000, as a result of lower-margin equipment sales on which the Lucent GEM division historically focused.

Operating expenses in 2001 were $486.5 million, an increase of $98.5 million, or 25.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $437.4 million, an increase of $86.5 million, or 24.6%, from 2000 results. The increase in selling, general and administrative expenses in 2001 was primarily a result of the additional transition/integration and other operating expenses related to the Lucent GEM business acquisition. Transition/integration costs of approximately $36 million were incurred during 2001, a $12 million increase over similar costs in 2000. Much of the integration/transition costs are a result of transition service agreements, or TSAs, under which Lucent (transferred in September 2000 to Avaya, Inc.) agreed to provide critical supporting systems such as accounting, information technology and customer care until Expanets could complete the necessary infrastructure internally. Expanets has developed an enterprise software system, called the EXPERT system, which was implemented in November 2001 by most of Expanets’ operating units. Implementation of the EXPERT system to date has allowed Expanets to terminate all but three of the TSAs. Approximately $21.0 million of noncapitalizable integration costs were incurred in association with the EXPERT project. While the EXPERT system is currently in use, Expanets has experienced complications in certain system areas, particularly billings and collections. Management is currently addressing the problems and anticipates that the system will be fully operational during the first quarter 2002, but additional costs may likely be incurred prior to completion. Expanets also recognized an Operational Excellence program restructuring charge in 2001 of $5.9 million. Expanets has reduced staff levels by nearly 20% since 2000. Management of Expanets continues to focus on implementing cost savings initiatives and operating efficiencies. Depreciation and amortization costs increased $12.0 million in 2001 due to additional capitalized costs and intangibles associated with the Lucent GEM business acquisition. Selling, general and administrative expenses in 2000 were $350.9 million, an increase of $248.4 million, or 242.3%, from 1999 results. The increase in selling, general and administrative expenses in 2000 was due to the addition in April 2000 of the Lucent GEM business operations.  Transition/integration costs of approximately $24.0 million were incurred in 2000 in connection with the acquisition. Depreciation and amortization costs in 2000 increased $26.7 million from 1999 results expenses of $10.5 million, primarily due to higher amortization expense associated with the intangibles resulting from the Lucent GEM business acquisition and increased capital expenditures.

Operating losses in 2001 were $102.6 million, compared to $24.6 million in operating losses in 2000. Losses in 2001 were attributable to the general downturn in the economy and in the communications market in particular, together with the additional integration/transition and other operating expenses incurred as a result of the Lucent GEM business acquisition and increased depreciation and amortization charges. Expanets’ management continues to focus on reducing operating expenses and improving gross margin and anticipates improvements in 2002. Losses at Expanets in 2001 and prior years have been allocated to minority interests; however, based upon Expanets’ capital structure at December 31, 2001, any subsequent losses in 2002 which exceed $11.1 million would be allocated to us to the extent of our basis and, thereafter, pro rata in accordance with ownership interests. Expanets had operating income in 1999 of $13.0 million. The $37.6 million decline between 1999 and 2000 was primarily due to increased selling, general and administrative costs, amortization expense and integration/transition costs related to the Lucent GEM business acquisition.

HVAC SEGMENT OPERATIONS

Our HVAC segment consists of our investment in Blue Dot, a nationwide network of heating, ventilation, air conditioning, duct cleaning and plumbing professionals who install and maintain indoor comfort systems. Blue Dot primarily operates in the residential and light commercial markets and serviced approximately 850,000 customers in 29 states during the year ended December 31, 2001.

Operating revenues in 2001 were $423.8 million, an increase of $15.0 million, or 3.7%, from 2000 results. Operations from acquisitions completed during 2001 and the fourth quarter of 2000 contributed approximately $25.0 million in revenues, however, revenues at three previously acquired locations declined $26.4 million during 2001. Internal growth within the remainder of the HVAC business generated the remaining revenue increase. Blue Dot has made divisional closings and management changes at the three underperforming locations and expects the performance of those locations to improve in 2002. Operating revenues in 2000 were $408.8 million, an increase of $115.1 million, or 39.2%, from 1999 results. The operations of 17 companies acquired in 2000 added approximately $57.0 million in revenues, and the operations of locations acquired during 1999 contributed most of the remaining additional revenues. Revenues from locations acquired before 1999 remained relatively flat in 2000.

Cost of sales in 2001 was $268.0 million, an increase of $7.0 million, or 2.7%, from 2000 results. The acquisition and operations of additional locations in 2001 and in the fourth quarter of 2000 increased costs by approximately $13.7 million. Costs from additional locations were offset, however, by $16.2 million in reduced cost of sales in connection with division closings and restructurings at three underperforming locations. The remaining increase in cost of sales was due to internal growth in other locations. Cost of sales in 2000 was $261.0 million, an increase of $78.8 million, or 43.2%, from 1999 costs of $182.2 million. The acquisition and operations of additional locations in 2000 resulted in approximately $32.0 million of additional costs, with the remaining additional costs resulting from operations of locations acquired in 1999 and limited internal growth from previously acquired locations.

Gross margin in 2001 was $155.8 million, an increase of $8.0 million, or 5.4%, from 2000 results. The acquisition and operations of locations in 2001 and late 2000 contributed approximately $11.3 million to gross margin in 2001, while certain underperforming locations lowered gross margin $10.2 million. The remainder of the increase in gross margin in 2001 was due to internal growth in the previously acquired locations. Gross margin in 2000 was $147.8 million, an increase of $36.3 million, or 32.6%, from 1999 results. The operation of locations acquired in 2000 contributed approximately $24.0 million in gross margin, while the remaining growth was due to inclusion of a full year for prior acquisitions.

Gross margin as a percentage of revenues increased from 36.2% in 2000 to 36.8% in 2001, due to higher margin acquisitions and greater margin focus within the previously acquired locations. Gross margin as a percentage of revenues declined to 36.2% in 2000 from 38.0% in 1999 due to margin deterioration within certain previously acquired locations and shifts in the overall business mix of the company.

Operating expenses in 2001 were $169.6 million, an increase of $26.3 million, or 18.4%, from 2000 results. Selling, general and administrative expenses in 2001 were $153.2 million, an increase of $23.7 million, or 18.3%, from 2000 results. Approximately $8.2 million of the additional expenses were incurred in connection with acquisitions in 2001 and late 2000. Expenditures also increased $2.7 million in 2001 at the corporate level for salaries and benefits of additional team members to support field operations. The remaining increase in expenses was attributable to the growth of previously acquired locations. Blue Dot recorded a $7.2 million Operational Excellence restructuring charge, which related primarily to severance and related team member benefits. Depreciation and amortization expenses in 2001 increased 18.9% due to the continued acquisition activity and capital expenditures. Selling, general and administrative expenses in 2000 were $129.4 million, an increase of $32.7 million, or 33.8%, from 1999 results. The acquisitions and operation of locations in 2000 accounted for over 50% of the increased selling, general and administrative expenses, while the operation of locations acquired in 1999 and the expansion of the corporate offices also increased expenses. Depreciation and amortization expense in 2000 increased $5.1 million to $13.8 million due to continued acquisitions throughout 2000 and 1999.

Operating loss in 2001 was $13.8 million, a decline of $18.4 million from 2000 results. Acquisitions in 2001 and 2000 increased earnings by approximately $3.1 million, but the Operational Excellence restructuring charge of $7.2 million, decline in operating income within three underperforming locations, margin shortfalls and an overall increase in operating expenses resulted in the net decline and operating loss in 2001. Operating income in 2000 was $4.6 million, a decline of $1.5 million from 1999 results. The increased operating expenses and gross margin deterioration in previously acquired locations exceeded the additional operating income from locations acquired in 1999, resulting in a decline in operating income.

PROPANE SEGMENT OPERATIONS

Our propane segment consists of our investment in CornerStone, which is the sixth largest retail marketer of propane in the United States based on total retail gallons sold. We hold approximately 30% of CornerStone, which we operate through one of our subsidiaries, CornerStone Propane GP Inc., that serves as managing general partner. As of December 31, 2001, CornerStone served approximately 470,000 residential, commercial, industrial and agricultural customers in more than 30 states. Its operations are concentrated in the East Coast, South Central and West Coast regions of the United States.

Revenues in 2001 were $2,513.8 million, a decline of $2,908.8 million, or 53.6%, from 2000 results. The decrease was almost entirely attributable to wholesale operations, where revenues decreased $2,893.2 million. The divestiture of the Canadian crude oil activities of the wholesale operations effective December 2000, lower activity in other natural gas operations and significantly lower commodity prices in 2001 accounted for the majority of the decrease. The restructuring changes reflect CornerStone’s efforts to focus the wholesale operations on natural gas liquids in support of core retail propane distribution growth. Retail revenues declined $15.6 million from 2000 results due to lower volumes as a result of warmer winter weather (especially the November-December timeframe) and lower commodity prices passed on to customers. Revenues in 2000 were $5,422.6 million, an increase of $3,176.2 million, or 141.4%, from 1999 results. The increase was primarily due to wholesale operations, where revenues increased $3,090.7 million. The further expansion of the wholesale operations from customer base growth and the high commodity prices resulted in the increase. Higher commodity prices also contributed to an $85.5 million increase in retail propane revenues.

Cost of sales in 2001 were $2,311.4 million, a decline of $2,884.9 million, or 55.5%, from 2000 results. The lower cost of sales in 2001 was a result of reduced cost of sales in wholesale operations. The sale of the Canadian crude activities, lower commodity prices and reductions in natural gas activities all contributed to the decreased cost of sales, which were partially offset by an increase in costs for adjustments recorded from the subsequent review of operations associated with the Canadian sale. Retail operations cost of sales in 2001 also declined $15.6 million as compared to 2000, due to lower commodity prices and warmer weather. Cost of sales in 2000 was $5,196.3 million, an increase of $3,157.6 million, or 154.9%, from 1999 results. The increase in cost of sales was primarily due to increased wholesale propane operations in 2000. Customer growth, very high commodity prices and losses from certain discontinued unprofitable natural gas trading losses also increased expenses, but such increases were partially offset by $5.6 million in gains from the effect of SFAS No. 133 mark to market adjustments.

Gross margin for propane in 2001 was $202.4 million, a decline of $23.9 million, or 10.6%, from 2000 results.  Reduced wholesale gross margins constituted the entire decrease; retail propane gross margin was flat. The decline in gross margin in 2001 reflects the impact of lower prices as well as the divestiture of the Canadian crude oil activities and an overall reduction of wholesale activities. Retail gross margins remained flat in 2001, principally due to warmer weather, offset by an increase in nonpropane margins and management of the margins in times of volatile propane prices. Gross margin in 2000 was $226.3 million, an increase of $18.6 million, or 9.0%, from 1999 results. Wholesale operations contributed $11.2 million of the increased margin, an increase of 30.4% from 1999 results. The increase was due to expanded operations, which were partially offset by the discontinued unprofitable natural gas trading losses. Retail margins increased 4.4% in 2000 to $178.3 million due primarily to the contribution of non-propane margins.

As a percentage of revenues, overall gross margins in 2001 increased from 4.2% to 8.1%. The increase reflects the reduced impact of the wholesale operations, as those operations have inherently lower margins, and improved margin management within the retail propane operations. As a percentage of revenues, gross margin declined from 9.3% in 1999 to 4.2% in 2000. The deterioration was due to unprofitable natural gas trading losses and higher commodity prices within the retail and wholesale operations.

Operating expenses in 2001 were $189.6 million, a decline of $.3 million, or .2%, from 2000 results. Selling, general and administrative expenses in 2001 were $148.0 million, a decline of $1.8 million, or 1.2%, from 2000 results. Lower personnel costs and operating costs achieved through cost reduction programs were the principal factor in reducing expenses, with additional savings realized from the divestiture of the Canadian crude oil activities. Depreciation and amortization expense increased $1.5 million in 2001 due to the full year amortization of intangibles related to prior year acquisitions and financing costs. Operating expenses in 2000 were $189.9 million, an increase of $18.2 million, or 10.6%, from 1999 results. The increase in 2000 was due to higher team member benefits expense, higher vehicle operating costs and expanded wholesale operations, with offsets from cost reduction initiatives. Depreciation and amortization increased $6.3 million between 1999 and 2000 due to capital expenditures and full year depreciation and amortization from prior years’ acquisitions.

Operating income in 2001 was $12.9 million, a decline of $23.6 million, or 64.7%, from 2000 results. Operating income was lower in 2001 as a result of losses from the sale of the Canadian crude oil activities and warmer winter weather, the effects of which were partially offset by operating expense savings. Operating income in 2000 was $36.5 million, an increase of $.4 million from 1999 results. The gross margin gains from expanded wholesale operations were tempered by high commodity prices, lower retail margin growth and discontinued unprofitable natural gas trading losses.

ALL OTHER OPERATIONS

All Other primarily consists of our other miscellaneous service activities which are not included in the other identified segments together with unallocated corporate costs.

Revenues for the segment in 2001 were $16.9 million, an increase of $1.6 million, or 10.7%, from 2000 results. The growth in 2001 was attributable to a small acquisition closed in December 2000, which was partially offset by business restructurings and reductions within certain other service activities. Revenues in 2000 were $15.3 million, a decline of $1.9 million, or 10.8%, from 1999 results. The decline in revenues in 2000 was due to business restructuring and realignments within the operations to focus on more profitable activities.

Cost of sales in 2001 was $10.7 million, an increase of $1.0 million, or 10.2%, from 2000 results. The increase was a result of the aforementioned acquisition offset by decreased costs from reductions in other service activities. Cost of sales in 2000 were $9.7 million, a decline of $2.8 million, or 40.6%, from 1999 results, principally due to business restructuring.

Gross margin in 2001 was $6.3 million, an increase of $.6 million from 2000 results. As a percentage of revenues, gross margin improved from 36.7% in 2000 to 36.9% in 2001. The increases resulted from a focus on more profitable operations. Gross margin in 2000 was $5.6 million, an increase of $.9 million from 1999 results. The improvement was due to reductions in operations to focus on more profitable activities. Gross margin as a percentage of revenues also improved from 27.4% in 1999 to 36.7% in 2000.

Operating expenses in 2001 were $32.7 million, an increase of $13.9 million, or 74.0%, from 2000 results. The increase was due principally to $7.3 million of restructuring charges related to Operational Excellence, increased salaries, benefits and relocation expenses related to additional personnel in the corporate offices, additional costs from the acquisition, increased professional services expenses, and an increase in certain other benefit plan expenses. Operating expenses in 2000 were $18.8 million, an increase of $3.8 million, or 25.0%, from 1999 results. As with the current year increases, personnel additions and related benefit and relocation expenses represented the majority of the increase, which were offset slightly by decreased operating expenses within certain restructured service activities.

Operating losses in 2001 were $26.5 million, compared to losses of $13.2 million in 2000. The $13.3 million increase in 2001 was attributable to the restructuring charges together with growth in corporate operating expenses, which were partially offset by an increase in gross margin. Losses in 2000 were $13.2 million, an increase of $2.9 million from 1999 results. The additional losses in 2000 were due to increased corporate expenses without offsetting gross margin gains.

LIQUIDITY AND CAPITAL RESOURCES CASH POSITION

We generate cash to fund our operations through a combination of cash flow from current operations, the sale of our securities and other borrowing facilities. We realized net positive cash flows from operations of $127.0 million in 2001, $76.7 million in 2000 and $71.7 million in 1999. The increase in cash flow for 2001 was due to a $125.0 million increase in product purchase financing provided by Expanets’ primary supplier under the credit line described below. In 2001, we used our cash from operations, together with $38.1 million in existing cash and cash equivalents and $25.8 million in cash provided from financing activities, to fund $190.9 million in investment activities, including our acquisitions and growth expenditures.  In 2000, we used a portion of our cash from operations, together with $164.3 million in cash provided from financing activities, to fund $179.1 million in investment activities, including our acquisitions and growth expenditures. In 1999, we used our cash from operations, together with $1.2 million in existing cash and cash equivalents and $133.2 million in cash provided from financing activities, to fund $206.1 million in investment activities, including our acquisitions and growth expenditures.

We expect to generate net positive cash flows from operations in 2002 and to fund our day to day operations through our operating cash flows and our current cash and cash equivalents. Operating cash flows are expected to increase in 2002 as a result of our Operational Excellence initiatives, reduced integration and transition expenses and incremental operating cash flows from NorthWestern Energy’s Montana operations. We intend to issue approximately $200.0 million in additional equity in 2002 and use the proceeds to retire debt and for other corporate purposes. Additional funding requirements, including funding new corporate investment and acquisition and growth ventures, may require us to incur additional debt or sell additional equity securities. See the Capital Requirements description that follows.

Our cash, cash equivalents and marketable securities totaled $148.2 million as of December 31, 2001, as compared to $185.1 million and $125.7 million at December 31, 2000 and 1999, respectively. During 2001 and early 2002, we raised cash proceeds from the following offerings of our securities and new debt facilities.

We completed a 3.68 million share common stock offering, including an overallotment option, in October 2001. The offering raised $74.9 million of net proceeds, after expenses and commissions. Approximately $35.0 million of these net proceeds were contributed to Blue Dot for the redemption of certain preferred stock and common stock held by former owners of these businesses pursuant to existing agreements and the remainder was used for general corporate purposes, including reducing short-term debt and amounts drawn under our old credit facility.

On December 21, 2001, NorthWestern Capital Financing II sold 4.0 million shares of its 8 1/4% trust preferred securities and on January 15, 2002, sold an additional 270,000 shares of its 8 1/4% trust preferred securities pursuant to an overallotment option. We received approximately $102.9 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8 1/4% trust preferred securities will be redeemed either at maturity on December 15, 2031, or upon early redemption.

On January 31, 2002, NorthWestern Capital Financing III sold 4.0 million shares of its 8.10% trust preferred securities, and on February 5, 2002, sold an additional 440,000 shares of its 8.10% trust preferred securities pursuant to an overallotment option. We received approximately $107.4 million in net proceeds from the offering, which we used for general corporate purposes and to repay a portion of the amounts outstanding under our old credit facility. The 8.10% trust preferred securities will be redeemed either at maturity on January 15, 2032, or upon early redemption.

On February 15, 2002, in connection with our recently completed acquisition of The Montana Power Company’s energy distribution and transmission business, we assumed $488 million of debt and preferred stock net of cash received from The Montana Power Company and we drew down a $720 million term loan and $19 million swing line commitment of our $280.0 million new credit facility to fund our acquisition costs and repay the recourse bank credit facility. The $488 million of assumed debt and preferred stock includes various series of mortgage bonds, pollution control bonds and notes that bear interest rates of between 5.90% to 8.95%. These include both secured and unsecured obligations with maturities that range from 2003 to 2026. The $720.0 million term loan and $280.0 million credit facility expire on February 14, 2003.

On March 13, 2002, we issued $250 million 7 7/8% Notes due March 15, 2007, and $470 million 8 3/4% Notes due March 15, 2012, which resulted in net proceeds to us of $714.1 million. We have applied these net proceeds together with available cash to fully repay and terminate the $720 million term loan portion of our credit facility.

MATERIAL BORROWINGS

We and our subsidiaries had the following long-term and short-term debt commitments as of December 31, 2001:

	Total	2002	2003	2004-2006
	thousands
Recourse Debt:
Mortgage Bonds, 6.99%, 7.00% and 7.10%	$120,000	$5,000	$–	$60,000
Senior Unsecured Debt, 6.95%	105,000	–	–	–
Pollution Control Obligations, 5.85% and 5.90%	21,330	–	–	–
Floating Rate Notes, LIBOR + 0.75% (1)	150,000	150,000	–	–
Bank Credit Facility, Variable-Market Rate	132,000	–	132,000	–
Nonrecourse Debt:
Senior Secured Notes, 7.33%, 7.53%, 8.08%, 8.27% and 10.26%	410,000	–	49,786	152,246
Line of Credit, 12.00%	125,000	125,000	–	–
365-day Term Loan, LIBOR + 1.50% (1)	53,603	53,603	–	–
Bank Credit Facilities, Various-See Discussion Below	54,150	54,150	–	–
Other Term Debt, Various-See Discussion Below	69,067	16,544	10,466	40,478
Total Debt	$1,240,170	$404,297	$184,252	$252,724

(1) LIBOR refers to the London Interbank Offered Rates

DESCRIPTION OF DEBT

The following is certain additional material information relating to our debt facilities listed in the above table. Information relating to each facility is presented in the same order as it appears in the table.

RECOURSE DEBT

The Mortgage Bonds are three series of general obligation bonds we issued, that are secured by substantially all of our electric and natural gas assets. As reflected in the table above, these bonds mature in 2002, 2005 and 2023.

The Senior Unsecured Debt is a general obligation that matures in 2028. We issued this debt in November 1998, and the proceeds were used to repay short-term indebtedness and for general corporate purposes.

The Pollution Control Obligations are three obligations we issued in 1993 that are secured by substantially all of our electric and gas assets.

The Floating Rate Notes are notes we issued in a private placement in September 2000, which mature on September 21, 2002. The effective interest rate on the notes for 2001 was 5.2% with a rate at December 31, 2001, of 2.65%.

The Bank Credit Facility was refinanced and paid in full on February 15, 2002, in connection with our acquisition of Montana Power LLC. We currently have the right to borrow $280.0 million under a new facility entered into on January 14, 2002. As of February 28, 2002, there were no outstanding borrowings under this facility. This facility matures on February 14, 2003, and has a variable interest rate tied to LIBOR plus an applicable margin.

NONRECOURSE DEBT

The Senior Secured Notes are a series of five note offerings made by CornerStone and a majority of the notes are collateralized by substantially all of the assets of CornerStone. These notes contain several restrictive covenants: a restriction on CornerStone’s ability to incur additional debt, covenants relating to the ratio of consolidated cash flow to consolidated interest expenses and restrictions on certain extraordinary transactions, such as mergers. Additionally, upon the sale or disposition of certain assets, CornerStone may be required to repay all or a portion of these notes.

The Line of Credit represents a short-term line of credit provided to Expanets by Avaya for the purpose of financing purchases of Avaya products. This facility was recently amended to extend the repayment term through December 31, 2002, with scheduled interim payments; however, no further borrowings may be made under this facility. If Expanets defaults on this facility, we may be obligated to purchase up to $50 million of inventory and accounts from Avaya.

The 365-day term loan is a facility maintained by Montana Megawatts I, LLC, one of our subsidiaries. This loan matures on September 28, 2002, and allows maximum borrowings of $55.0 million to finance the purchase of certain equipment and related expenses for a 240-megawatt natural gas-fired generation project currently under construction in Great Falls, Mont. We have provided a guarantee for 50% of the borrowings outstanding (maximum of $27.5 million) on the loan. As of December 31, 2001, the effective interest rate of the loan was 4.63%.

The Bank Credit Facilities includes two facilities:

•  a bank credit facility maintained by CornerStone, which provides $50.0 million of available credit for general corporate purposes, of which $41.2 million was outstanding at December 31, 2001, with an effective interest rate of 4.65% and which expires on November 28, 2002; and

•  a bank credit facility maintained by Blue Dot, which has since expired and been paid in full, but there was $13.0 million outstanding on this facility at December 31, 2001.

The CornerStone facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon CornerStone’s ratio of consolidated debt to consolidated cash flow and the effective rate at December 31, 2001, was 4.65%. As part of this facility, we agreed to provide a guaranty for the entire $50.0 million. In consideration for providing this guarantee, CornerStone’s independent Audit Committee and Board of Directors approved a cash payment to us of $2.3 million and granted us 487,179 warrants to purchase common units at $.10 per unit. All of the commitment fee has been accrued, but remains unpaid at December 31, 2001. CornerStone was in breach of certain covenants under this facility and it was amended January 18, 2002. As part of the amendment, CornerStone’s ability to pay Minimum Quarterly Distributions to its common unit holders has been suspended for the remaining term of the facility.

The Other Term Debt includes various capital leases and a $35.0 million subordinated note payable to Avaya. In April 2000, Expanets completed a transaction to purchase the Lucent GEM business and, as part of the transaction, Expanets issued Avaya a $35.0 million subordinated note and a $15.0 million convertible note. The $15.0 million note converted into Series D Preferred Stock of Expanets prior to the end of 2001. The $35.0 million subordinated note, which matures on March 31, 2005, is discounted at December 31, 2001, to $23.7 million, as it is noninterest bearing. The remaining obligations are principally capital lease obligations used to finance equipment purchases and capital leases and notes payable assumed by our subsidiaries in connection with their respective acquisitions of other businesses. These leases have various implicit interest rates, which range from 7.25% to 10.50%.

CAPITAL REQUIREMENTS

We expect to fund our day-to-day operations through our operating cash flow and our current cash and cash equivalents. Our principal capital requirements include continued funding for growth of existing business segments; funding new corporate investment and development ventures; funding maintenance and expansion programs; funding debt and preferred stock retirements, sinking fund requirements, and the payment of dividends to our common shareholders, all of which may require us to incur additional debt or sell additional equity securities.

Maintenance capital expenditures for property, plant and equipment for the years ended December 31, 2001, 2000 and 1999, were $47.4 million, $32.1 million and $32.6 million, respectively. We estimate that our maintenance capital expenditures for 2002 and

2003 would have been $43.8 million and $52.0 million, respectively had we not completed The Montana Power Company acquisition. However, including the maintenance capital expenditures associated with assets we acquired in The Montana Power Company transaction, we estimate that our actual maintenance capital expenditures in 2002 and 2003 will be $101.1 million and $107.7 million, respectively. Our maintenance capital expenditures are continually examined and evaluated and may be revised in light of changing business operating conditions, variation in sales, investment opportunities and other business factors.

As of December 31, 2001, debt facilities totaling $588.5 million maintained by us or our subsidiaries will mature in 2002 and 2003 and will need to be repaid or extended. Subsequent to December 31, 2001, we repaid our $132.0 million credit facility and the $13.0 million Blue Dot credit facility borrowings that were outstanding (as discussed previously under “Recourse Debt” and “Nonrecourse Debt,” respectively). The remaining debt facilities are highlighted within the “Material Borrowings” table.

We intend to finance these obligations in a number of ways, including the issuance of additional securities and by obtaining new credit arrangements. We intend to issue approximately $200.0 million in additional equity in 2002 and use the proceeds to retire debt and for other corporate purposes. However, there can be no assurance that we will be successful in our refinancing endeavors.

Several of the maturing obligations are obligations of our subsidiaries. If the subsidiaries are unable to secure alternate financing, we may need to provide them with additional financing to repay these maturing obligations and to fund their operations.

Blue Dot has expanded its operations through an aggressive strategy of acquiring existing complementary businesses. These acquisitions have been funded, in part, through Blue Dot’s prior credit facility. Blue Dot is currently negotiating with various banks for a replacement facility. If Blue Dot is not able to secure an acceptable facility, it will be likely that we will need to provide Blue Dot with additional funding for acquisitions and general operating purposes.

Expanets is in the process of seeking an asset-based commercial credit facility to replace the Avaya line of credit and to provide operating capital to fund its day-to-day operations. If Expanets is unable to secure an acceptable facility, it will be likely that we will need to provide Expanets with additional funding for general operating purposes. Additionally, Expanets is in the process of implementing its new enterprise software system, which it calls the EXPERT system. We expect that Expanets will need to invest additional funds in the EXPERT system to fully implement it. We may need to provide Expanets with funding to complete this implementation.

On July 27, 2001, CornerStone’s Board of Directors announced that the distribution to common unitholders for the quarter ending June 30, 2001, would be reduced by 50% to $.27, and on January 18, 2002, in connection with restructuring its credit facility, CornerStone suspended the distribution for the remaining term of the credit facility. Both the reduction and subsequent elimination of distributions are subject to arrearage privileges, so that no distribution will be made to the holders of CornerStone’s subordinated units until the arrearages have been paid to the holders of common units. We hold, directly or indirectly, all of the subordinated units and 379,438 common units. Approximately 17,293,000 common units are publicly traded and are held by other investors who are not affiliated with CornerStone. Distributions subject to arrearage privileges totaled $1.08 per common unit at December 31, 2001.

In July 2001, CornerStone formed a Special Committee of its Board of Directors to review the partnership operating plan and capital structure. CornerStone also announced it has engaged Credit Suisse First Boston Corporation to pursue the possible sale or merger of CornerStone. Based upon CornerStone’s current situation, it is impossible to predict CornerStone’s future capital expenditures or how CornerStone will obtain the necessary capital.

We will continue to review the economics of extending the maturity dates or refinancing short-term debt and retiring or refunding remaining long-term debt and preferred stock to provide financial flexibility and minimize long-term financing costs. We may continue to make investments in Blue Dot and Expanets. We have made $643.1 million in aggregate preferred stock investments in Blue Dot and Expanets through December 31, 2001. Additionally, we have advanced $51.4 million in credit to Expanets during 2001. Pursuant to our growth strategy, we have evaluated, and expect to continue to evaluate, possible acquisitions in related and other industries on an ongoing basis and at any given time may be engaged in discussion or negotiations with respect to possible acquisitions. Some of these acquisitions may be significant and might require us to raise additional equity and/or incur debt financings, which are subject to certain risks and uncertainties.

SIGNIFICANT ACCOUNTING POLICIES

The preparation of our financial statements includes the application of several significant accounting policies. Understanding these policies is critical to comprehending our financial statements. The following is a discussion of the most significant policies we apply. Additional policies are described in Note 1 of our audited financial statements included with this report.

REVENUE RECOGNITION

Revenues are recognized differently depending on the type of revenue. Electric and natural gas utility revenues are recognized when customers are billed on a monthly basis, rather than on the basis of meters read or energy delivered. Communications and HVAC revenues are recognized when goods are delivered to customers or services are performed (except for revenues for services performed under material installation or service contracts, which are recognized in any given period based on the percentage of costs incurred to date in relation to total estimated costs to complete the contracts). Propane sales revenues are recognized when fuel products are shipped or delivered to customers.

REGULATORY ASSETS AND LIABILITIES

Our regulated operations are subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulations. Our regulatory assets are the probable future revenues associated with certain costs to be recovered from customers through the ratemaking process. Regulatory liabilities are the probable future reductions in revenues associated with amounts to be credited to customers through the ratemaking process. If any part of our operations become no longer subject to the provisions of SFAS No. 71, the probable future recovery of or reduction in revenue with respect to the related regulatory assets and liabilities would need to be evaluated. In addition, we would need to determine if there was any impairment to the carrying costs of deregulated plant and inventory assets.

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

Equity interests of the former owners of companies acquired by Expanets and Blue Dot who continue to hold an interest in Expanets and Blue Dot are reflected as Minority Interests in our consolidated financial statements. The public common unitholders’ interest in CornerStone’s net assets are also included in Minority Interests in our consolidated financial statements.

The income or loss allocable to Minority Interests will vary in the future depending on the underlying profitability of the various entities, after giving effect to all expenses of the entities (including where applicable, cost allocations from us) and to dividends on the outstanding preferred stock of these entities that we own, and the equity structure of these entities. Further, in the event losses at these entities continue, allocations of those losses to Minority Interests will be limited to the amount by which the Minority Interest balance of the respective entity exceeds the amount of such interest subject to exchange agreements. Acquisitions made by Expanets and Blue Dot generally utilize a combination of cash and stock (of Expanets and Blue Dot). In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets and Blue Dot for cash at a predetermined exchange rate. As of December 31, 2001, exchange agreements totaling $6.0 million for Expanets and $12.4 million for Blue Dot remained outstanding and are included in Minority Interests. The equity held by third parties of these entities as of December 31 is as follows:

	Third Party Equity
	Reflected as Minority Interests
	2001	2000
	in thousands
Expanets	$17,124	$140,390
Blue Dot	12,439	51,691
CornerStone	153,245	205,172
Other	504	751
Total	$183,312	$398,004

Loss (income) by entity allocated to Minority Interests is as follows for the years ended December 31:

	Minority Interests
	2001	2000	1999
	in thousands
Expanets	$127,893	$49,908	$14,393
Blue Dot	13,555	17,913	10,395
CornerStone	22,096	5,615	(1,861)
Total	$163,544	$73,436	$22,927

Based upon the entities’ capital structures at December 31, 2001, and unless additional minority interest were to be created as a result of new acquisitions, to the extent losses at Expanets subsequently exceed $11.1 million, and any further losses at Blue Dot, such losses will be allocated to us to the extent of our basis and, thereafter, pro rata in accordance with ownership interests.

DERIVATIVE FINANCIAL INSTRUMENTS

CornerStone and we have entered into commodity futures contracts for natural gas and liquefied petroleum gas to attempt to reduce the risk of future price fluctuations. Any increase or decrease in the values of these contracts are reported as gains and losses in our consolidated statements of income. The fair value of fixed-price commodity contracts are estimated based on market prices of natural gas, natural gas liquids and crude oil for the periods covered by these contracts.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments imbedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires any changes in the derivative’s fair value to be currently recognized in earnings, unless specific hedge accounting criteria are met. We adopted the provisions of SFAS No. 133, as amended, effective July 1, 2000, consistent with the timing of CornerStone’s adoption of SFAS No. 133. The initial adoption of SFAS No. 133 at CornerStone resulted in a charge of $5.3 million. Such charge is reflected in the consolidated statements of income as a cumulative effect of change in accounting principles and is shown net of taxes of $.5 million and net of minority interest of $3.8 million. Pricing increases resulting in a change of the fair value of propane related and natural gas commodity futures were reported as part of cost of sales in the amount of $.2 million and $.3 million for the years ended December 31, 2001 and 2000.

SFAS NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

SFAS No. 142, which was issued during 2001 and is effective for all fiscal years beginning after December 15, 2001, eliminates amortization of goodwill and allows amortization of other intangibles only if the assets have a finite, determinable life. Based on SFAS No. 142, we are required to perform an impairment analysis of intangible assets at the reporting unit level, at least annually to determine whether the carrying value exceeds the fair value. In instances where the carrying value is less than the fair value of the asset, an impairment loss must be recognized.

CornerStone adopted SFAS No. 142 effective July 1, 2001, and we adopted SFAS No. 142 effective January 1, 2002. CornerStone’s initial assessment indicated no impairment associated with the adoption. CornerStone’s amortization expense for the six-month period ended December 31, 2001, was reduced by approximately $4.0 million as a result of the adoption. However, the effect of this reduction and all other impacts of CornerStone’s adoption of SFAS No. 142 have been fully reversed in our financial statements as a result of our adoption of SFAS No. 142 on January 1, 2002. We are currently in the process of evaluating the impact of SFAS No. 142 on all reporting units. While it is not currently known what the impact to net income will be from the discontinuance of amortization or possible loss impairments, it is anticipated to have a material effect on the results of operations.

Property, plant and equipment, and intangibles that may be amortized pursuant to SFAS No. 142 are depreciated and amortized over their useful lives. The useful life of an asset is based on our estimate of the period that the asset will provide benefit. We review all long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by the future net cash flows expected to be generated by the asset. If such an asset is considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

ADDITIONAL NEW ACCOUNTING STANDARDS

SFAS No. 141, Business Combinations, issued in June 2001, requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. In addition, it requires that all identifiable intangible assets be separately recognized and the purchase price allocated accordingly. In some cases, this will result in the recognition of substantially more categories of intangibles.

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001. It addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact on our results of operations and financial position is currently under review by management.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001. It establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The impact of the Statement on our results of operations and financial position is currently under review by management.

RISK FACTORS

Operation of our businesses involves a number of risks. You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in our Form 10-K and this Annual Report when considering investment in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our growth strategy is subject to risks and uncertainties, including those related to the integration of acquired businesses. A substantial part of our growth has been from acquisitions, and a substantial part of future growth in our utility business may come from acquisitions. Our growth strategy is subject to certain risks and uncertainties, including:

•              the future availability of market capital to fund development and acquisitions,

•              our ability to develop and implement new growth initiatives,

•              our ability to identify acquisition targets,

•              our response to increased competition,

•              our ability to attract, retain and train skilled team members,

•              governmental regulations and

•              general economic conditions relating to the economy and capital markets.

Many of our acquisitions at Expanets and Blue Dot have involved the issuance of common stock in those subsidiaries. This common stock creates minority interests against which operating losses, if any, are allocated to the extent of basis. If such subsidiaries incur operating losses in excess of available minority interest basis, such losses would be allocated to us to the extent of our basis and, thereafter, pro rata in accordance with ownership interests

In addition, our acquisition activities involve the risk of successfully transitioning, integrating and managing acquired companies, including assessing the adequacy and efficiency of information, technical and accounting systems, business processes and related support functions and realizing cost savings and efficiencies from integration in excess of any related restructuring charges. In particular, the integration of Montana Power LLC into our utility business may involve, among other things, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some of which may be incompatible with our existing systems and therefore may need to be replaced. In addition, Expanets is subject to risks associated with its continuing integration of the significant acquisition of the Lucent GEM business and other acquired businesses, including reliance upon transition services agreements entered into with the sellers of such businesses, substantial investments in corporate infrastructure systems to enable Expanets to terminate such transition services agreements and the integration of these systems into our existing operations, the successful integration of the much larger Lucent GEM business with the existing Expanets business, and the successful transition of the historical Lucent GEM business sales from voice equipment to relatively higher- margin integrated voice and data services solutions despite weakness in the communications and data sectors generally. The expansion of our operations may place significant strain on our management, financial and other resources. We could expend a substantial amount of time and capital integrating businesses that have been acquired or pursuing acquisitions we do not consummate, which could adversely affect our business, financial condition and results of operations.

We are subject to risks associated with a changing economic environment. In response to the occurrence of several recent events, including the Sept. 11, 2001, terrorist attacks on the United States, the ongoing war against terrorism by the United States and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been adversely affected. In addition, although we have no known exposure relating directly to Enron Corp. following its bankruptcy, the credit rating agencies initiated a thorough review of the capital structure and earnings power of certain energy companies. These events could constrain the capital available to our industry and could adversely affect our access to funding for our operations, including the funding necessary to refinance our indebtedness that is scheduled to come due in 2002 and 2003 (see the discussion at Liquidity and Capital Resources). We will need significant additional capital to refinance our indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain. The achievement of our growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be acceptable. If our ability to access capital becomes significantly constrained, our financial condition and future results of operations could be significantly adversely affected.

The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A downgrade in our credit rating could negatively affect our ability to access capital. Moody’s, Standard & Poor’s and Fitch rate our senior, unsecured debt at Baa2 with a negative outlook, BBB and BBB+, respectively. Although none of our debt instruments contain acceleration and repayment provisions in the event of a downgrade in our debt ratings by Moody’s, Standard & Poor’s or Fitch, if such a downgrade were to occur, particularly below investment grade, our borrowing costs would increase which would adversely impact our financial results and condition. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

We will need significant additional capital to refinance our indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain. We have completed a number of financings during 2001 and the beginning of 2002 as discussed in Liquidity and Capital Resources. In addition, we will be required to obtain significant additional capital in 2002 and 2003 to execute our business plan, including for working capital purposes and to repay existing indebtedness scheduled to mature during the year. In particular, we will be required to repay, refinance or extend the following indebtedness:

•  Expanets’ current $125.0 million equipment purchase financing facility with Avaya, which is scheduled to mature on March 31, 2002;

•  our $150.0 million aggregate principal amount of floating rate notes, which are scheduled to mature on September 21, 2002; and

•  our new $280.0 million working capital facility, which is scheduled to mature on February 14, 2003.

We intend to issue approximately $200.0 million in additional equity in 2002 and use the proceeds to retire debt and for other corporate purposes. We may also issue additional other debt or equity during the year for these purposes. Our ability to obtain additional financing will be dependent on a number of factors, including those discussed in these Risk Factors. We cannot assure you that we will be able to obtain such financing on acceptable terms and in adequate amounts to accomplish our objectives.

We face uncertainty with respect to our ability to fully recover transition costs, the resolution of our default supply filings that are pending before the Montana Public Service Commission, or MPSC, and the outcome of other rate orders of the MPSC. Montana law requires that the MPSC determine the value of net unmitigable transition costs associated with the transformation of the Montana Power utility business from a vertically integrated electric service company to a utility providing only default supply and transmission and distribution services. The MPSC is also obligated to set a competitive transition charge to be included in distribution rates to collect those net transition costs. The majority of these transition costs relate to out-of-market power purchase contracts, which run through 2032, that the former owner of Montana Power LLC was required to enter into with certain “qualifying facilities” as established under the Public Utility Regulatory Policies Act of 1978. The former owner of Montana Power LLC estimated the pre-tax net present value of its transition costs to be approximately $304.7 million in a filing with the MPSC on October 29, 2001.

On January 31, 2002, the MPSC approved a stipulation among the former owner of Montana Power LLC, us and a number of other parties, which, among other things, conclusively established the pre-tax net present value of the transition costs relating to out-of-market power purchase contracts recoverable in rates to be approximately $244.7 million, or approximately $60.0 million less than the former owner of Montana Power LLC estimated in its initial filing with the MPSC. In addition, the stipulation set a fixed annual recovery for the transition costs beginning at $14.9 million in the first year after implementation and increasing up to $25.6 million in the fourth year and thereafter. Because the recovery stream as finalized by the stipulation is less than the total payments due under the out-of-market power purchase contracts, the difference must be mitigated or covered from other revenue sources. We estimate that the annual after tax differences will be approximately $1.9 million in 2002, increasing to a high of approximately $13.2 million in 2017. The aggregate after tax amount of the differences over the 28-year life of these contracts would be approximately $193.5 million. Although we believe we have opportunities to mitigate the impact of these differences, we cannot assure you that we will be successful. To the extent we are unable to mitigate these differences, our net income and financial condition could be adversely affected.

On October 29, 2001, the former owner of Montana Power LLC filed with the MPSC its default supply portfolio, containing a mix of long and short-term contracts from new and existing generators. We expect that the costs of the default supply portfolio and a competitive transition charge for out-of-market costs will increase residential electric rates in Montana Power LLC’s service territories by approximately 20%. This filing seeks MPSC review of the supply portfolio to establish that the contracts meet applicable prudency standards and to establish default supply rates for customers who have not chosen alternate suppliers during the transition period ending on June 30, 2007. The MPSC has set a procedural schedule on the default supply portfolio and an order is expected in April 2002. If the MPSC does not approve the default supply portfolio, we may be required to seek alternate sources of supply. The MPSC could also disallow the recovery of the costs incurred in entering into the default supply portfolio if a determination is made that the contracts were not prudently entered into. A failure to recover such costs could adversely affect our net income and financial condition.

On June 27, 2001, the MPSC issued an order, which, among other things, required that if the former owner of Montana Power LLC desired a power supply rate change at the end of its current rate moratorium in Montana on July 1, 2002, it was required to make a filing containing information that supports what rates would be if the regulatory system in place prior to deregulation remained intact. The former owner of Montana Power LLC did not make a filing by the required date, but instead filed a motion for reconsideration with the MPSC, which was subsequently denied. On September 6, 2001, the former owner of Montana Power LLC filed a complaint against the MPSC in Montana state court in Helena, Mont. disputing this order as having no basis under applicable law. We believe that approval by the MPSC of cost recovery for the default supply portfolio discussed above will resolve this matter. We cannot predict the ultimate outcome of this matter or its potential effect on our financial position or results of operations.

Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities. Our utility business is subject to extensive regulations imposed by federal, state and local government authorities in the ordinary course of day-to-day operations with regard to the environment, including environmental regulations relating to air and water quality, solid waste disposal and other environmental considerations. Many of these environmental laws and regulations create permit and license requirements and provide for substantial civil and criminal fines which, if imposed, could result in material costs or liabilities. We regularly monitor our operations to prevent adverse environmental impacts. We may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills and the repair and upgrade of our facilities in order to meet future requirements under environmental laws. Most of our generating capacity is coal burning.

The Clean Air Act Amendments of 1990, which prescribe limitations on sulfur dioxide and nitrogen oxide emissions from coal-fired power plants, required reductions in sulfur dioxide emissions at our Big Stone plant beginning in the year 2000. The Clean Air

Act also contains a requirement for future studies to determine what, if any, limitations and controls should be imposed on coal-fired boilers to control emissions of certain air toxics, including mercury. Because of the uncertain nature the air toxic emission limits and the potential for development of more stringent emission standards in general, we cannot reasonably determine the additional costs we may incur under the Clean Air Act.

In addition, the U.S. Environmental Protection Agency, or the EPA, listed the Milltown Reservoir, which sits behind a hydroelectric dam owned by Montana Power LLC, on its Superfund National Priority List in 1983 as a result of the collection of toxic heavy metals in the silts. The Atlantic Richfield Company, or ARCO, as successor to the Anaconda Company and a number of small mining companies, has been named as the Potentially Responsible Party, or PRP, with responsibility for completing the remedial investigation and feasibility studies and conducting site cleanup, under the EPA’s direction. The former owner of Montana Power LLC was not identified as a PRP because it is exempt from liability for cleanup by virtue of a special statutory exemption. By virtue of its acquisition of the Montana Power utility business and the dam, Montana Power LLC succeeded to similar protection under this statutory exception. ARCO has argued that the former owner of Montana Power LLC should be considered a PRP and threatened to challenge its exempt status. The EPA has taken no position. ARCO and the former owner of Montana Power LLC entered into a settlement agreement to limit the former owner’s and now Montana Power LLC’s potential liability, costs and ongoing operating expenditures, provided that the EPA selects a remedy that leaves the dam and sediments in place in its final Record of Decision. The final Record of Decision is not expected to be issued until late 2002 or early 2003. Depending on the outcome of that decision, we may be required to defend our exempt position. We cannot assure you that we will not incur costs or liabilities associated with the Milltown Dam site in the future, some of which could be significant. We have established a $30.0 million reserve primarily for liabilities related to the Milltown Dam and other environmental liabilities. To the extent we incur liabilities greater than our reserve, our financial condition and results of operations could be adversely affected.

Our operating results may fluctuate on a seasonal and quarterly basis. Our electric and gas utility business, our CornerStone operations and to a lesser extent, Blue Dot’s HVAC business are seasonal businesses, and weather patterns can have a material impact on their operating performance. Because natural gas and propane are heavily used for residential and commercial heating, the demand for these products depends heavily upon weather patterns throughout our market areas, and a significant amount of natural gas and propane revenues are recognized in the first and fourth quarters related to the heating season. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Similarly, Blue Dot’s business is subject to seasonal variations in certain areas of its service lines, with demand for residential HVAC services generally higher in the second and third quarters. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. We expect that unusually mild winters and summers in the future will have an adverse effect on our results of operations and financial condition.

Changes in commodity prices may increase our cost of producing and distributing electricity and distributing natural gas and propane or decrease the amount we receive from selling electricity, natural gas and propane, adversely affecting our financial performance and condition. To the extent not covered by long-term fixed price purchase contracts, we are exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. Changes in the cost of coal and changes in the relationship between those costs and the market prices of power may affect our financial results. In addition, natural gas and propane are commodities, the market price of which can be subject to volatile changes in response to changes in the world crude oil market, refinery operations, supply or other market conditions. Because the rates at which we sell electricity and natural gas are set by state regulatory authorities, and because there may be delays in implementing price increases to propane customers, we may not be able to immediately pass on to our retail customers rapid increases in the wholesale cost of such commodities, which could reduce our profitability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in our Form 10-K and this Annual Report, including, without limitation, the statements in this Annual Report under “Liquidity and Capital Resources” and “Risk Factors” and statements located elsewhere in our Form 10-K and this Annual Report or incorporated by reference therein or herein relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

In addition to other factors and matters discussed elsewhere in our quarterly, annual and current reports that we file with the SEC, and which are incorporated by reference into our Form 10-K and this Annual Report, some important factors that could cause actual results or outcomes for NorthWestern or our subsidiaries to differ materially from those discussed in forward-looking statements include, the adverse impact of weather conditions; unscheduled generation outages; maintenance or repairs; unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; developments in the federal and state regulatory environment and the terms associated with obtaining regulatory approvals; costs associated with environmental liabilities and compliance with environmental laws; the rate of growth and economic conditions in our service territories and those of our subsidiaries; the speed and degree to which competition enters the industries and markets in which our businesses operate; the timing and extent of changes in interest rates and fluctuations in energy-related commodity prices; risks associated with acquisitions, transition and integration of acquired companies, including implementation of information systems and realizing efficiencies in excess of any related restructuring charges; reduction of minority interest basis requiring us to recognize an increased share of operating losses at certain of our subsidiaries; our ability to recover transition costs; approval of our default supply contract portfolio by the MPSC; disruptions and adverse effects in the capital market due to the changing economic environment; our credit ratings with Moody’s, Standard & Poor’s and Fitch; changes in customer usage patterns and preferences; and changing conditions in the economy, capital markets and other factors identified from time to time in our filings with the SEC.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors.

REPORT OF MANAGEMENT

The management of NorthWestern Corporation is responsible for the integrity and objectivity of the financial information contained in this Annual Report.  The consolidated financial statements, which necessarily include some amounts which are based on informed judgments and estimates of management, have been prepared in conformity with accounting principles generally accepted in the United States.

In meeting this responsibility, management maintains a system of internal accounting controls, which is designed to provide reasonable assurance that the assets of the Corporation are safeguarded and that transactions are executed in accordance with management’s authorization and are recorded properly for the preparation of financial statements.  This system is supported by written policies, selection and training of qualified personnel, an appropriate segregation of responsibilities within the organization, other internal accounting controls and direct management monitoring and review.  The Board of Directors, through the Audit Committee, which is comprised entirely of outside directors, oversees management’s responsibilities for financial reporting.  The Audit Committee meets regularly with management and the independent public accountant to make inquiries as to the manner in which each is performing its responsibilities.  The independent public accountants have unrestricted access to the Audit Committee, without management’s presence, to discuss auditing, internal accounting controls and financial reporting matters.

Arthur Andersen LLP, an independent public accounting firm, has been engaged annually to perform an audit of the Corporation’s consolidated financial statements.  Their audit is conducted in accordance with auditing standards generally accepted in the United States and includes examining, on a test basis, supporting evidence, assessing the Corporation’s accounting principles and significant estimates made by management, reviewing financial controls and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the operating results and financial condition of the Corporation.

/s/ Merle D. Lewis	/s/ Richard R. Hylland	/s/ Kipp D. Orme
Chairman and	President and	Vice President and
Chief Executive Officer	Chief Operating Officer	Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of NorthWestern Corporation:

We have audited the accompanying consolidated balance sheets of NORTHWESTERN CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthWestern Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, NorthWestern Corporation adopted the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective July 1, 2000.

/s/ Arthur Andersen LLP

Minneapolis, Minnesota
February 1, 2002, except for Note 18 as to which the date is February 15, 2002

8

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
	2001	2000	1999
	(in thousands except per share amounts)
OPERATING REVENUES	$4,237,755	$7,132,090	$3,004,340

COST OF SALES	3,380,188	6,295,675	2,467,765

GROSS MARGIN	857,567	836,415	536,575

OPERATING EXPENSES
Selling, general and administrative	790,936	686,814	388,717
Depreciation	66,138	58,034	43,602
Amortization of goodwill and other intangibles	59,627	50,295	24,700
Restructuring charge	24,916	–	–
	941,617	795,143	457,019

OPERATING INCOME (LOSS)	(84,050)	41,272	79,556

Interest Expense	(90,365)	(77,207)	(53,154)
Investment Income and Other	8,023	8,981	9,800

Income (Loss) Before Income Taxes
and Minority Interests	(166,392)	(26,954)	36,202

Benefit (Provision) for Income Taxes	47,380	4,117	(14,466)

Income (Loss) Before Minority Interests	(119,012)	(22,837)	21,736

Minority Interests	163,544	73,436	22,927

Income Before Cumulative Effect of Change in Accounting Principle	44,532	50,599	44,663

Cumulative Effect of Change in Accounting Principle, Net of Tax and Minority Interests	–	(1,046)	–

Net Income	44,532	49,553	44,663

Minority Interests on Preferred Securities of Subsidiary Trusts	(6,827)	(6,601)	(6,601)

Dividends on Preferred Stock	(191)	(191)	(191)

Earnings on Common Stock	$37,514	$42,761	$37,871

Average Common Shares Outstanding	24,390	23,141	23,094

Basic Earnings per Average Common Share:
Before cumulative effect	$1.54	$1.89	$1.64
Cumulative effect of change in accounting principle	–	(.04)	–
Basic	$1.54	$1.85	$1.64

Diluted Earnings per Average Common Share:
Before cumulative effect	$1.53	$1.87	$1.62
Cumulative effect of change in accounting principle	–	(.04)	–
Diluted	$1.53	$1.83	$1.62

Dividends Declared per Average Common Share	$1.21	$1.13	$1.05

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31
	2001	2000	1999
		(in thousands)
Operating Activities:
Net Income	$44,532	$49,553	$44,663
Items not affecting cash:
Depreciation	66,138	58,034	43,602
Amortization	59,627	50,295	24,700
Deferred income taxes	(48,529)	(9,493)	(9,518)
Minority interests in net losses of consolidated subsidiaries	(163,544)	(73,436)	(22,927)
Foreign currency adjustments	429	(732)	(261)
Cumulative effect of change in accounting principle	–	1,046	–
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	332,545	(181,622)	(27,193)
Inventories	37,907	(41,451)	(34,704)
Other current assets	(31,704)	(9,285)	6,071
Accounts payable	(252,124)	184,653	33,113
Accrued expenses	80,988	66,665	15,848
Other, net	736	(17,502)	(1,671)
Cash flows provided by operating activities	127,001	76,725	71,723

Investment Activities:
Property, plant, and equipment additions	(40,868)	(32,097)	(32,599)
Sale of noncurrent investments and assets, net	7,053	5,753	34,198
Acquisitions and growth expenditures	(157,042)	(152,765)	(207,663)
Cash flows used in investing activities	(190,857)	(179,109)	(206,064)

Financing Activities:
Dividends on common and preferred stock	(29,956)	(26,312)	(24,447)
Minority interest on preferred securities of subsidiary trusts	(6,827)	(6,601)	(6,601)
Subsidiary payment of common unit distributions	(27,364)	(37,124)	(37,003)
Proceeds from issuance of common stock and common units	74,878	21	(971)
Proceeds from exercise of warrants	–	182	1,657
Issuance of long term debt	–	149,625	–
Repayment of long-term debt	(5,000)	(5,000)	(5,000)
Line of credit borrowings, net	16,931	53,300	58,000
Issuance of preferred securities of subsidiary trusts	96,833	–	–
Subsidiary repurchase of minority interests	(57,768)	(20,773)	(7,669)
Line of credit (repayments) borrowings of subsidiaries, net	(66,516)	21,670	3,146
Issuance of nonrecourse subsidiary debt	2,884	76,877	133,608
Repayment of nonrecourse subsidiary debt	(25,915)	(15,857)	(7,267)
Short-term borrowings of subsidiaries, net	53,603	(14,700)	14,700
Commercial paper (repayments) borrowings, net	–	(11,000)	11,000
Cash flows provided by financing activities	25,783	164,308	133,153

Increase (Decrease) in Cash and Cash Equivalents	(38,073)	61,924	(1,188)
Cash and Cash Equivalents, beginning of period	91,601	29,677	30,865
Cash and Cash Equivalents, end of period	$53,528	$91,601	$29,677

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	YEARS ENDED DECEMBER 31
	2001	2000
	(in thousands)
ASSETS
Current Assets:

Cash and cash equivalents	$53,528	$91,601
Accounts receivable, net	382,329	710,440
Inventories	106,228	143,870
Other	86,461	55,080
Total current assets	628,546	1,000,991

Property, Plant, and Equipment, Net	818,367	695,965

Goodwill and Other Intangible Assets, Net	979,648	1,033,035

Other:
Investments	94,650	93,463
Other assets	96,150	74,616
Total assets	$2,617,361	$2,898,070

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturities of long-term debt	$155,000	$5,000
Current maturities of long-term debt of subsidiaries– nonrecourse	29,469	121,963
Short-term debt of subsidiaries – nonrecourse	219,828	–
Accounts payable	264,844	638,818
Accrued expenses	259,959	194,896
Total current liabilities	929,100	960,677

Long-term Debt	373,350	507,650
Long-term Debt of Subsidiaries – Nonrecourse	462,523	506,215
Deferred Income Taxes	5,934	55,549
Other Noncurrent Liabilities	75,476	59,524
Total liabilities	1,846,383	2,089,615

Commitments and Contingencies (Notes 2, 7, 8, 15) Minority Interests	183,312	398,004

Preferred Stock, Preference Stock, and Preferred Securities:
Preferred stock – 4 ½% series	2,600	2,600
Redeemable preferred stock – 6 ½% series	1,150	1,150
Preference stock	–	–
Corporation obligated mandatorily redeemable preferred securities of subsidiary trusts	187,500	87,500
Total preferred stock, preference stock and preferred securities	191,250	91,250

Shareholders’ Equity:
Common stock, par value $1.75; authorized 50,000,000 shares; issued and outstanding 27,396,762 and 23,411,333	47,942	40,968
Paid-in capital	240,797	165,932
Treasury stock, 155,943 shares at cost	(3,681)	–
Retained earnings	112,307	111,355
Accumulated other comprehensive income (loss)	(949)	946
Total shareholders’ equity	396,416	319,201
Total liabilities and shareholders’ equity	$2,617,361	$2,898,070

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Common Shares	Number of Treasury Shares	Common Stock	Paid in Captial	Treasury Stockt	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(in thousands)
Balance at December 31, 1998	23,017	–	$40,279	$158,530	$–	$81,100	$2,192	$282,101

Comprehensive Income:
Net income	–	–	–	–	–	44,663	–	44,663
Other comprehensive income (loss), net of tax:
Foreign currency translations	–	–	–	–	–	–	(78)	(78)
Unrealized gain on marketable securities net of reclassification adjustment	–	–	–	–	–	–	2,861	2,861
Exercise of warrants	92	–	159	1,498	–	–	–	1,657
Distributions on minority interests in preferred securities of subsidiary trusts	–	–	–	–	–	(6,601)	–	(6,601)
Dividends on preferred stock	–	–	–	–	–	(191)	–	(191)
Dividends on common stock	–	–	–	–	–	(24,256)	–	(24,456)
Balance at December 31, 1999	23,109	–	40,438	160,028	–	94,715	4,975	300,156

Comprehensive Income:
Net income	–	–	–	–	–	49,553	–	49,553
Other comprehensive income (loss), net of tax:
Foreign currency translation	–	–	–	–	–	–	(212)	(212)
Unrealized loss on marketable securities net of reclassification adjustment	–	–	–	–	–	–	(3,817)	(3,817)
Issuances of common stock	292	–	512	5,740	–	–	–	6,252
Proceeds from exercise of warrants	10	–	18	164	–	–	–	182
Distributions on minority interests in preferred securities of subsidiary trusts	–	–	–	–	–	(6,601)	–	(6,601)
Dividends on preferred stock	–	–	–	–	–	(191)	–	(191)
Dividends on common stock	–	–	–	–	–	(26,121)	–	(26,121)
Balance at December 31, 2000	23,411	–	40,968	165,932	–	111,355	946	319,201

Comprehensive Income:
Net income	–	–	–	–	–	44,532	–	44,532
Other comprehensive income (loss), net of tax:
Foreign currency translation	–	–	–	–	–	–	122	122
Unrealized loss on marketable securities net of reclassification adjustment	–	–	–	–	–	–	(2,017)	(2,017)
Issuances of common stock	3,714	–	6,498	68,370	–	–	–	74,868
Cashless exercise of warrants	272	–	476	6,321	–	(6,797)	–
Amortization of unearned restricted stock compensation	–	–	–	174	–	–	–	174
Purchases of treasury stock	–	156	–	–	(3,681)	–	–	(3,681)
Distributions on minority interests in preferred securities of subsidiary trusts	–	–	–	–	–	(6,827)	–	(6,827)
Dividends on preferred stock	–	–	–	–	–	(191)	–	(191)
Dividends on common stock	–	–	–	–	–	(29,765)	–	(29,765)
Balance at December 31, 2001	27,397	156	$47,942	$240,797	$(3,681)	$112,307	$(949)	$(396,416)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.             Significant Accounting Policies

NATURE OF OPERATIONS

NorthWestern Corporation (“Corporation”) is a service and solutions company providing integrated energy, communications, air conditioning, heating, ventilating, plumbing and related services and solutions to residential and business customers throughout North America. A division of the Corporation is engaged in the regulated energy business of production, purchase, transmission, distribution and sale of electricity and the delivery of natural gas to customers located in the upper Midwest region of the United States. The Corporation has investments in Expanets, Inc. (“Expanets”), a national provider of integrated communications, data solutions and network services to business customers; Blue Dot Services Inc. (“Blue Dot”), a national provider of heating, ventilating, air conditioning, plumbing and related services (“HVAC”) and CornerStone Propane Partners, L.P. (“CornerStone”), a publicly traded Delaware master limited partnership, formed to engage in the retail propane and wholesale energy-related commodities distribution business throughout North America.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Corporation and all wholly and majority-owned or controlled subsidiaries. The Corporation holds marketable preferred stock investments, Expanets preferred and common stock, Blue Dot preferred and common stock, CornerStone subordinated common units and CornerStone general partner and common units.  The financial statements of these entities are included in the accompanying consolidated financial statements, and therefore included in referencing to “subsidiaries,” by virtue of the voting and control rights associated with the common and preferred stock investments (see Note 2, Business Combinations and Acquisitions, for further discussion as to the nature and extent of the Corporation’s investments in Expanets, Blue Dot and CornerStone). All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

Equity interests of the former owners of companies acquired by Expanets and Blue Dot who continue to hold an interest in Expanets and Blue Dot are reflected as Minority Interests in the consolidated financial statements. The public common unitholders’ interest in CornerStone’s net assets are also included in Minority Interests in the Corporation’s consolidated financial statements.

The income or loss allocable to minority interests will vary in the future depending on the underlying profitability of the various entities, after giving effect to all expenses of the entities (including where applicable, cost allocations from the Corporation) and to dividends on the outstanding preferred stock of these entities owned by the Corporation, and the equity structure of these entities.  Further, in the event losses at these entities continue, allocation of those losses to minority interests will be limited to the amount by which the minority interest balance of the respective entity exceeds the amount of such interest subject to exchange agreements (see Note 2). As of December 31, 2001, exchange agreements totaling $6.0 million for Expanets and $12.4 million for Blue Dot remained outstanding and are included in Minority Interests.

The equity held by third parties of these entities as of December 31 is as follows:

	Third Party Equity
	Reflected as Minority Interests
	2001	2000
	(in thousands)
Expanets	$17,124	$140,390
Blue Dot	12,439	51,691
CornerStone	153,245	205,172
Other	504	751
Total	$183,312	$398,004

Loss (income) by entity allocated to Minority Interests were as follows for the years ended December 31:

	Minority Interests
	2001	2000	1999
	(in thousands)
Expanets	$127,893	$49,908	$14,393
Blue Dot	13,555	17,913	10,395
CornerStone	22,096	5,615	(1,861)
Total	$163,544	$73,436	$22,927

Based upon the entities’ capital structures at December 31, 2001, to the extent losses at Expanets and Blue Dot subsequently exceed $11.1 million, all such losses will be allocated to the Corporation.

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

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Corporation generally considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE, NET

Accounts receivable are net of $13.0 million and $11.2 million of allowances for uncollectible accounts at December 31, 2001 and 2000.

INVENTORIES

Natural gas inventories for the regulated energy business are stated at lower of cost or market, using the first-in, first-out (“FIFO”) method.  Materials and supplies for the regulated energy business are stated at the lower of cost or market, with cost determined using the average cost method. Inventories for Expanets consist of voice and data equipment, parts and supplies held for use in the ordinary course of business and are stated at the lower of cost (weighted average) or market. Inventories for Blue Dot consist of air conditioning units and parts and supplies held for use in the ordinary course of business and are stated at the lower of cost or market using the FIFO method.  CornerStone inventories are stated at the lower of cost or market, with cost being determined using the FIFO method for natural gas liquids, crude oil, natural gas, and parts, and the specific identification method for appliances.

INVESTMENTS

The Corporation classifies its investments as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 115 states that certain investments in debt and equity securities be reported at fair value.  Investments consist primarily of short-maturity, fixed-income securities and corporate preferred and common stocks. In addition, the Corporation has investments in privately held entities and ventures and various money market and tax-exempt investment programs.

The Corporation’s available-for-sale securities are classified under the provisions of SFAS 115 as follows:

	Fair Value	Cost	Unrealized Gain (Loss)
	(in thousands)
December 31, 2001
Preferred stocks	$31,460	$32,660	$(1,200)
Marketable securities	63,190	63,190	–
December 31, 2000
Preferred stocks	$36,507	$41,110	$(4,603)
Marketable securities	56,956	51,747	5,209

The combined unrealized gain (loss), net of tax, at December 31, 2001 and 2000, was ($.8 million) and $.4 million.

The Corporation uses the specific identification method for determining the cost basis of its investments in available-for-sale securities. Realized gains and losses on its available-for-sale securities were $2.1 million, $2.9 million, and $.5 million in 2001, 2000 and 1999.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation manages risk using derivative financial instruments for changes in natural gas supply prices, liquefied petroleum prices and interest rate fluctuations.

The Corporation and CornerStone use commodity futures contracts to reduce the risk of future price fluctuations for natural gas and liquefied petroleum gas inventories and contracts.  Increases or decreases in contract values are reported as gains and losses in the Corporation’s Consolidated Statements of Income.

The fair value of fixed-price commodity contracts were estimated based on market prices of natural gas, natural gas liquids, and crude oil for the periods covered by the contracts.  The net differential between the prices in each contract and market prices for future periods has been applied to the volumes stipulated in each contract to arrive at an estimated future value.  Total contracts of $7.2 million and $4.8 million at December 31, 2001 and 2000 existed with estimated future liabilities of $7.0 million and $4.5 million.

The Corporation has entered into an interest rate swap agreement to fix the interest rate on $55.0 million of its term loan obligations of Montana Megawatts I (a wholly-owned subsidiary of the Corporation) at an average rate of 2.83% per annum. The agreement expires December 31, 2002.  The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.  Cash flows from the interest rate swap agreement are classified in cash flows from operations.

The Corporation is exposed to credit loss in the event of nonperformance by counter parties.  The Corporation minimizes its credit risk on these transactions by only dealing with leading, credit-worthy financial institutions having long-term credit ratings of “A” or better and, therefore, does not anticipate nonperformance.  In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the various classes of property, which range from three to 40 years.  The Corporation includes in property, plant and equipment external and incremental internal costs associated with computer software developed for use in the businesses. Capitalization begins when the preliminary design stage of the project is completed. These costs are amortized on a straight-line basis over the project’s estimated useful life once the installed software is ready for its intended use.  During 2001, 2000 and 1999, the Corporation capitalized costs for internally developed software of $62.5 million, $4.3 million and $10.7 million.  Internal costs capitalized for other property, plant and equipment were $18.0 million, $10.6 million and $10.0 million.

Depreciation rates include a provision for the Corporation’s share of the estimated costs to decommission three coal-fired generating plants at the end of the useful life of each plant. The annual provision for such costs is included in depreciation expense, while the accumulated provisions are included in other noncurrent liabilities.

When property for the communications, HVAC or propane interests are retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is reflected in operations. No profit or loss is recognized in connection with ordinary retirements of depreciable electric and natural gas utility property. Maintenance and repairs are expensed as incurred, while replacements and betterments that extend estimated useful lives are capitalized.

Construction work in process is composed principally of costs incurred to date on the construction of a 240-megawatt natural gas-fired generation project currently under construction in Great Falls, MT.  The remaining costs are for various projects underway in the regulated energy segment.

Property, plant and equipment at December 31 consisted of the following:

	2001	2000
	(in thousands)
Land and improvements	$17,550	$17,507
Building and improvements	73,099	74,864
Storage, distribution, transmission and generation	677,400	664,042
Construction work in process	70,025	13,342
Other equipment	330,835	210,323
	1,168,909	980,078
Less accumulated depreciation	(350,542)	(284,113)
	$818,367	$695,965

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles consist of the following at December 31 (in thousands):

	2001	2000
	(in thousands)
Goodwill	$778,964	$759,215
Noncompete agreements	26,669	27,761
Financing costs	33,437	24,882
Other intangibles	306,038	316,987
	1,145,108	1,128,845
Less accumulated amortization	(165,460)	(95,810)
	$979,648	$1,033,035

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

The Corporation’s policy is to review property, goodwill and other intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as measured by the comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. If such review indicates that the carrying amount is not recoverable, the Corporation’s policy is to reduce the carrying amount of these assets to fair value.

INSURANCE SUBSIDIARY

Risk Partners, Inc. is a wholly owned off-shore insurance subsidiary created during 2001 to insure worker’s compensation, general liability and automobile liability risks. At December 31, 2001, Expanets and CornerStone were insured through Risk Partners, Inc. Reserve requirements are established based on actuarial projections of ultimate losses. Any losses estimated to be paid within one year from the balance sheet date are classified as accrued expenses, while losses expected to be payable in later periods are included in other long-term liabilities.  Risk Partners, Inc. has purchased reinsurance policies through a third-party reinsurance company to transfer a portion of the insurance risk.

REVENUE RECOGNITION

Electric and natural gas utility revenues are based on billings rendered to customers rather than on meters read or energy delivered. Customers are billed monthly on a cycle basis. Communications and HVAC revenues are recognized as goods are delivered to customers or services are performed, except for work performed under material installation or service contracts. Revenues under material installation or service contracts are recognized on the percentage-of-completion method based on the percentage of costs incurred to date in relation to total estimated costs for each contract. Provisions for total estimated losses on uncompleted contracts are recognized in the period such losses are determined. Revenues from propane sales are recognized principally when fuel products are shipped or delivered to customers.

INCOME TAXES

Deferred income taxes relate primarily to the difference between book and tax methods of depreciating property, the difference in the recognition of revenues for book and tax purposes, certain natural gas costs, which are deferred for book purposes but expensed currently for tax purposes and net operating loss carryforwards.

For book purposes, deferred investment tax credits are being amortized as a reduction of income tax expense over the useful lives of the property which generated the credits.

REGULATORY ASSETS AND LIABILITIES

The regulated operations of the Corporation are subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulations. Regulatory assets represent probable future revenue associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

If all or a separable portion of the Corporation’s operations becomes no longer subject to the provisions of SFAS No. 71, an evaluation of future recovery of the related regulatory assets and liabilities would be necessary. In addition, the Corporation would determine any impairment to the carrying costs of deregulated plant and inventory assets.

NEW ACCOUNTING STANDARDS

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Corporation adopted the provisions of SFAS No. 133, as amended, effective July 1, 2000, consistent with the timing of CornerStone’s adoption of SFAS No. 133. The initial adoption of SFAS No. 133 at CornerStone resulted in a charge of $5.3 million and is reflected in the consolidated statements of income as a cumulative effect of change in accounting principle and is shown net of taxes of $.5 million and net of minority interest of $3.8 million. Propane related and natural gas commodity pricing gains relating to the change in derivatives’ fair value since the date of adoption are reported as part of cost of sales and total $.2 million and $.3 million for the years ended December 31, 2001 and 2000.

In evaluating the requirements of Staff Accounting Bulletin No. 101, an adjustment for certain activities of CornerStone was required. Certain natural gas and crude oil activities were recorded on a one-month-lag basis as sufficient information was not available to recognize current month activity. In connection with the implementation of improved information systems and because of the increase in these activities, CornerStone began to recognize such activities in the month in which they occurred, beginning with the quarter ended December 31, 2000. Accordingly, additional revenue and accounts receivable of $321.1 million, cost of sales and accounts payable of $319.3 million and gross margin of $1.8 million were recorded in the fourth quarter of 2000.

SFAS No. 141, Business Combinations, issued in June 2001, requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.  In addition, it requires that all identifiable intangible assets be separately recognized and the purchase price allocated accordingly, which will result in the recognition, in some instances, of substantially more categories of intangibles.

SFAS No. 142, Goodwill and Other Intangible Assets, was also issued in June 2001 and eliminates amortization of goodwill and allows amortization of other intangibles only if the assets have a finite, determinable life.  At adoption, and at least annually thereafter, companies must also perform an impairment analysis of intangible assets at the reporting unit level, to determine whether the carrying value exceeds the fair value of the assets.  In instances where the carrying value is less than the fair value of the asset, an impairment loss must be recognized.  Subsequent reversal of a previously recognized impairment loss is prohibited. SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001, with early application permitted in some instances for entities with fiscal years beginning after March 15, 2001. CornerStone adopted the provisions of SFAS No. 142 effective July 1, 2001 and the initial impairment assessment is that there is no impairment associated with adoption. CornerStone’s amortization expense for the six-month period ended December 31, 2001 was reduced by approximately $4.0 million, but the effect of this reduction and all other impacts of CornerStone’s adoption of SFAS No. 142 have been fully reversed in the Corporation’s financial statements since the Corporation will adopt SFAS No. 142 effective January 1, 2002.  The Corporation is currently in the process of evaluating the impact of SFAS No. 142 on all reporting units.  While it is not currently known what the impact to net income will be from the discontinuance of amortization or possible loss impairments, it is anticipated to have a material effect on the results of operations.

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and the impact on the Corporation’s results of operations and financial position is currently under review by management.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued in October 2001 and establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and management is currently evaluating the impact of the Statement on the Corporation’s results of operations and financial position.

RELATED PARTY TRANSACTIONS

The Corporation provides certain services to its subsidiaries, including insurance, administrative support for employee benefits, transaction structuring, financial analysis and information technology.  These services are provided under arrangements that include reimbursements for certain costs (primarily salaries) under terms that approximately reflect the Corporation’s actual costs. These fees were $15.2 million and $11.5 million in 2001 and 2000 with no fees charged in 1999.

The Corporation extended a $51.4 million operational loan to Expanets during 2001.  The loan was used for general operating purposes by the business and bears interest at 17% per annum.  As an intercompany transaction, it is has been eliminated from the consolidated financial statements.

RECLASSIFICATIONS

Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation. Such reclassifications had no impact on net income or shareholders’ equity as previously reported.

SUPPLEMENTAL CASH FLOW INFORMATION

	2001	2000	1999
	(in thousands)
Cash paid for
Income taxes	$7,297	$7,306	$24,020
Interest	100,234	76,228	49,591
Noncash transactions for
Exchange of warrants for common stock	6,795	–	–
Issuance of restricted stock	760	–	–
Issuance of common stock for acquisitions and repurchases of subsidiary stock	–	6,252	–
Assets acquired in exchange for current liabilities and debt	21,712	66,241	5,771
Subsidiary stock issued to third parties for acquisitions, debt, earn-outs and notes receivable	28,739	176,832	41,852
Inventory purchased using short-term debt	125,000	–	–

2.             Business Combinations and Acquisitions

EXPANETS

On March 31, 2000, Expanets acquired a portion of Lucent Technologies’ Growing and Emerging Markets division. As part of the purchase, Lucent received $145.0 million in junior convertible preferred stock in Expanets, which is subordinated to the Corporation’s preferred stock investment and is pari passu with Expanets common stock. The purchase price also included $64.0 million in cash, a $15.0 million convertible note and a $35.0 million nonrecourse subordinated note.  As of December 31, 2001, the $15.0 million convertible note had been converted to Expanets junior convertible Series D preferred stock.

At December 31, 2001, Expanets had 152 operational centers located across the United States. The Corporation’s investment in Expanets at December 31, 2001, consisted of $313.6 million in the form of 12% coupon non-convertible preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the originally issued common stock at Expanets.  The Corporation holds supervoting rights through its preferred stock investment as well.

BLUE DOT

At December 31, 2001, Blue Dot had acquired 91 companies in 29 states. The Corporation’s investment in Blue Dot at December 31, 2001, consisted of $329.4 million in the form of 11% coupon non-convertible redeemable preferred stock and $.5 million in the form of Series B Common Stock that is convertible at the option of the Corporation into 40% of the originally issued common stock of Blue Dot.  The Corporation holds supervoting rights through its preferred stock investment as well.

CORNERSTONE

At December 31, 2001, CornerStone’s capital consisted of 17,293,340 Common Units, 6,597,619 Subordinated Units representing limited partner interests, a 2% aggregate general partner interest and approximately 676,000 warrants to purchase Common Units. At December 31, 2001, the Corporation’s wholly and majority-owned subsidiaries owned all 6,597,619 Subordinated Units, 379,438 Common Units, all outstanding warrants and an aggregate 2% general partner interest in CornerStone, for a combined approximate 30% effective interest.

THE MONTANA POWER COMPANY

On October 2, 2000, the Corporation announced it had entered into a definitive agreement to acquire The Montana Power Company’s (NYSE:TAA) energy distribution and transmission business.

On February 15, 2002, the Corporation completed the acquisition for $602.0 million in cash and the assumption of $488.0 million in existing Montana Power Company debt and preferred stock, net of cash received. As a result of the acquisition, the Corporation will be the provider of natural gas and electricity to more than 590,000 customers in Montana, South Dakota and Nebraska and the capacity to provide service to wider regions of the country.  See Note 18 for further discussion of this transaction.

OTHER

Acquisitions made by Expanets and Blue Dot generally utilize a combination of cash and stock (of Expanets or Blue Dot). In connection with certain acquisitions of Expanets and Blue Dot, the sellers can elect to exchange the stock of Expanets or Blue Dot for cash at a predetermined exchange rate. Alternatively, Blue Dot, in certain circumstances, may, at its election, purchase the stock directly from the seller at the same predetermined exchange rate using their choice of cash or common stock of the Corporation. During 2001, Expanets exchanged $20.3 million in cash for Expanets stock issued in prior acquisitions and Blue Dot exchanged $37.5 million in cash. As of December 31, 2001, exchange agreements totaling $6.0 million for Expanets and $12.4 million for Blue Dot remained outstanding and are included in Minority Interests.

The acquisitions made by Expanets, Blue Dot and CornerStone have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. The assets acquired and liabilities assumed in the current year acquisitions have been recorded based upon preliminary estimates of fair value as of the dates of acquisition. The Corporation does not believe the final allocation of purchase price will be materially different from preliminary allocations. Any changes to the preliminary estimates will be reflected as an adjustment to goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.  The accompanying unaudited consolidated pro forma results of operations for the years ended December 31, 2001 and 2000 give effect to the acquisitions as if such transactions had occurred at the beginning of the period:

	Unaudited
	2001	2000
	(in thousands except per share amounts)
Revenues	$4,269,698	$7,215,467
Net income	$46,810	$53,619
Diluted earnings per share	$1.63	$2.01

As the purchase of Lucent Technologies’ Growing and Emerging Markets business was an asset purchase rather than an acquisition, no pro forma results of operations were required by the Securities and Exchange Commission.

Liabilities for costs associated with the shutdown and consolidation of certain acquired facilities and severance costs at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Facility closing and other costs	$2,856	$5,830
Severance	195	1,750
	$3,051	$7,580

3.             Restructuring Charge

The restructuring charge of $24.9 million recognized in the fourth quarter of 2001 relates to the Corporation’s Operational Excellence Initiative which is targeting selling, general and administrative cost reductions of approximately $150 million. The Board of Directors approved this initiative in November 2001.

The following components of the restructuring charge to expense for the year ended December 31, 2001 were as follows:

(in thousands)
Employee termination benefits	$16,643
Facility closure costs	4,745
Other	3,528
$24,916

The employee-related termination benefits include severance costs for 474 employees.  Facility closure costs include lease payments for remaining lease terms of unused facilities after closure as well as any early exit costs that the Corporation is contractually liable for.  Restructuring expenses of $5.6 million had been paid as of December 31, 2001.  The remaining balance of $19.3 million is part of Accrued Expenses on the Consolidated Balance Sheets.

4.             Short-Term Debt

The Corporation may issue short-term debt in the form of commercial paper as interim financing for general corporate purposes. The Corporation also maintains other secured and unsecured lines of credit as described in Note 5, Long-Term Debt. At December 31, 2001, the Corporation did not have any commercial paper borrowings outstanding.

In May 2001, Expanets obtained a short-term line of credit to finance product purchases from Avaya, Inc. (successor to Lucent.)  Borrowings under the line are limited to the lesser of $125.0 million or the borrowing base (75% of eligible customer accounts plus 60% of eligible inventory).  $125.0 million was outstanding at December 31, 2001, bearing interest at 12% on any borrowings outstanding greater than 45 days.  The Corporation is obligated by virtue of a purchase participation obligation, to purchase up to $25.0 million of inventory and accounts upon event of default by Expanets.  The line expires March 31, 2002.

The CornerStone Bank Credit Facility (the “Facility”) was entered into as of November 28, 2001 and matures on November 28, 2002 and provides $50.0 million of available credit for general corporate purposes. The Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon CornerStone’s ratio of consolidated debt to consolidated cash flow, and can range from .75% to 2.0%.  The Facility is collateralized by substantially all assets of CornerStone and ranks pari passu with the Senior Secured Notes. The Facility contains restrictive covenants similar to those under CornerStone’s Senior Secured Notes and also requires that CornerStone maintain a ratio of total funded indebtedness to consolidated cash flow, as defined.  In extending the Facility, the Corporation provided a guaranty for the entire $50.0 million. As a result, CornerStone’s independent Audit Committee and Board of Directors approved a $2.3 million cash commitment fee and the issuance of 487,179 warrants to purchase common units at $.10 per unit. The commitment fee and value of the warrants are being recognized over the term of the guaranty. At December 31, 2001, $41.2 million was outstanding on the Facility with an effective interest rate of 4.65%, but CornerStone was not in compliance with the financial ratio covenants and therefore no additional borrowings were available.  The Facility was amended on January 18, 2002 to address certain covenant violations, but also suspended CornerStone’s ability to pay Minimum Quarterly Distributions for the remaining term of the Facility (see Note 18).

Montana Megawatts I, LLC, a wholly owned subsidiary of the Corporation, entered into a 365-day term loan in September 2001 to finance the purchase of certain equipment and related expenses for a 240-megawatt natural gas-fired generation project currently under construction in Great Falls, Montana. The loan bears interest at LIBOR plus 1.50%. The Corporation has provided a guarantee on 50% of the borrowings outstanding (maximum of $27.5 million) on the loan.  As of December 31, 2001, $53.6 million had been drawn on the loan with an effective interest rate of 4.63% and is reflected on the balance sheet as part of non-recourse short-term debt.

5.             Long-Term Debt

Long-term debt at December 31 consisted of the following (in thousands):

	Due	2001	2000
Long-Term Debt
Senior unsecured debt – 6.95%	2028	$105,000	$105,000
General mortgage bonds –
6.99%	2002	5,000	10,000
7.10%	2005	60,000	60,000
7%	2023	55,000	55,000
Pollution control obligations –
5.85%, Mercer Co., ND	2023	7,550	7,550
5.90%, Salix, IA	2023	4,000	4,000
5.90%, Grant Co., SD	2023	9,800	9,800
Bank credit facility	2003	132,000	111,300
Floating rate notes	2002	150,000	150,000
Less current maturities		(155,000)	(5,000)
		$373,350	$507,650

Substantially all of the Corporation’s electric and natural gas utility plant is subject to the lien of the indentures securing its general mortgage bonds and pollution control obligations. General mortgage bonds of the Corporation may be issued in amounts limited by property, earnings and other provisions of the mortgage indenture.

The Corporation entered into an unsecured Bank Credit Facility with a group of commercial banks in June 1999. The Bank Credit Facility was amended in October 2001 to increase the available credit to $315 million and extend the Facility maturity date to January 1, 2003.  The Bank Credit Facility is used for general corporate purposes including acquisitions. There were $132.0 million of borrowings outstanding and $115.0 million available under the Bank Credit Facility at December 31, 2001 after consideration of nonrecourse debt guaranties and borrowings outstanding. The Bank Credit Facility bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which depends upon the total borrowings outstanding on the Bank Credit Facility and can range from zero to 2.0%. The effective interest rate on borrowings outstanding for the year ended December 31, 2001 was 5.1% with a rate at December 31, 2001 of 3.19%.  The Bank Credit Facility contains restrictive covenants, which require the Corporation to maintain a minimum net worth and a maximum debt to equity ratio. The Corporation was in compliance with all terms and covenants at December 31, 2001. The facility expires January 1, 2003.

On September 21, 2000, the Corporation completed a private placement of $150 million principal amount of medium term floating rate notes. Net proceeds of $149.6 million were used to repay a portion of the debt outstanding from the Corporation’s Bank Credit Facility. The notes mature September 21, 2002 and bear interest at LIBOR plus .75%.  The effective interest rate on the notes for 2001 was 5.2% with a rate at December 31, 2001 of 2.65%.

The following table summarizes the long-term nonrecourse obligations of subsidiaries (in thousands):

	Due	2001	2000
Senior Secured Notes –
7.53%	2010	$220,000	$220,000
7.33%	2013	85,000	85,000
10.26%	2009	45,000	45,000
8.08%	2005	30,000	30,000
8.27%	2009	30,000	30,000
Bank Credit Facility (CornerStone)	2001	–	69,700
Bank Credit Facility (Blue Dot)	2002	12,950	48,478
Subordinated note		23,743	35,000
Convertible promissory note		–	15,000
Other term debt	Various	45,299	50,000
Less current maturities		(29,469)	(121,963)
		$462,523	$506,215

The 7.33% and 7.53% Senior Secured Notes are collateralized by substantially all of the assets of CornerStone and rank pari passu with the CornerStone Bank Credit Facility (described in Note 4). The 7.53% Senior Secured Notes mature in the year 2010 with eight equal annual installments beginning in the year 2003. The 7.33% Senior Secured Notes mature in the year 2013 with nine equal annual installments beginning in the year 2005.  CornerStone may, at its option and under certain circumstances following the disposition of assets, be required to offer to prepay the Notes in whole or in part. The Notes agreement contains restrictive covenants applicable to CornerStone including a) restrictions on the incurrence of additional indebtedness, b) restrictions on the ratio of consolidated cash flow to consolidated interest expense of CornerStone, as defined, and c) restrictions on certain liens, loans and investments, payments, mergers, consolidations, sales of assets and other transactions.

The 8.08% Senior Secured Notes mature in 2005 with equal annual installments beginning in the year 2003. The 8.27% Senior Secured Notes mature in 2009 with equal annual installments beginning in 2003. These notes rank on an equal and ratable basis with the CornerStone Bank Credit Facility and other Senior Secured Notes. The 10.26% Senior Notes mature in 2009 with equal annual installments beginning in the year 2005 and are subordinated to the 7.53% and 7.33% Senior Secured Notes and the CornerStone Bank Credit Facility.

The Corporation had provided a guaranty and stand-by commitment to purchase up to approximately $70 million of secured loans under ConerStone’s Bank Credit Facility.  The guaranty and stand-by commitment ended with the expiration of the Bank Credit Facility on November 28, 2001.  In connection with this commitment, CornerStone’s independent Audit Committee and Board of Directors approved the payment to the Corporation of a cash commitment fee and warrants to purchase common units at $.10 per unit. The commitment fee of $4.6 million remains unpaid and approximately 189,000 warrants remain unexercised as of December 31, 2001. The commitment fee and the value of the warrants were recognized over the term of the guaranty.

As of December 31, 2001, Blue Dot has a Bank Credit Facility with a group of commercial banks that originally provided for advances up to $135.0 million. The Bank Credit Facility is used for working capital and to finance business acquisitions. There were $13.0 million and $48.5 million of borrowings outstanding under the Bank Credit Facility at December 31, 2001 and 2000. Under terms of the Bank Credit Facility, no additional borrowings are available at December 31, 2001. The Bank Credit Facility bears interest at a variable rate tied to certain LIBOR rate or prime rate plus a variable margin, which depends upon Blue Dot’s interest coverage rates. The effective interest rate for 2001 was 8.52% with a rate at December 31, 2001 of 7.50%. . The Bank Credit Facility matured in February 2002 and all borrowings under the Bank Credit Facility were repaid January 31, 2002.

The balance of other nonrecourse debt of $45.3 million and $100.0 million at December 31, 2001 and 2000 is generally comprised of debt assumed and issued in conjunction with acquisitions.

Annual scheduled consolidated retirements of long-term debt, including nonrecourse debt, during the next five years are $184.5 million in 2002, $184.3 million in 2003, $48.9 million in 2004, $151.0 million in 2005 and $52.8 million in 2006.

The Corporation and its subsidiaries expect to repay or refinance all short and long-term debt coming due in 2002 using proceeds from long-term financings expected to be completed in 2002.

6.             Income Taxes

Prior to 2000, the Corporation filed separate federal income tax returns for Expanets, Blue Dot and the regulated, unregulated and corporate activities of the Corporation. In 2000, the Corporation determined that control levels for Blue Dot, as defined by the applicable tax regulations, had been met and allowed for the entity to be included in the regulated, unregulated and corporate tax return filed for the year ended December 31, 2000.  For 2001, the Corporation has determined that the control levels for Expanets have been met as well and the entity will also be included in the consolidated tax return to be filed for the year ended December 31, 2001. The net operating losses identified in the tables below have a twenty-year carryforward period.

Income tax expense (benefit) for the years ended December 31 is comprised of the following (in thousands):

	2001	2000	1999
Federal income
Current	$3,269	$5,610	$22,079
Deferred	(46,546)	(9,071)	(9,179)
Investment tax benefit	(535)	(539)	(562)
State income tax	(3,568)	(117)	2,128
	$(47,380)	$(4,117)	$14,466

The following table reconciles the Corporation’s effective income tax rate to the federal statutory rate:

	2001	2000	1999
Federal statutory rate	(35.0)%	(35.0)%	35.0%
State income, net of federal benefit	(2.1)	–	4.0
Amortization of investment tax credit	(0.3)	(2.0)	(1.0)
Taxable dividends from subsidiaries	–	12.0	5.0
Nondeductible goodwill amortization	3.8	23.0	11.0
Dividends received deduction and other investments	(.4)	(14.0)	(10.0)
Valuation allowance	5.9	–	–
Other, net	(.7)	1.0	(4.0)
	(28.8)%	(15.0)%	40.0%

The components of the net deferred income tax liability recognized in the Corporation’s Consolidated Balance Sheets are related to the following temporary differences at December 31 (in thousands):

	2001	2000
Excess tax depreciation	$(84,898)	$(95,866)
Safe harbor leases	–	1,238
Regulatory assets	4,189	4,189
Regulatory liabilities	(3,138)	(2,838)
Unbilled revenue	2,304	7,135
Unamortized investment tax credit	2,205	2,740
Unrealized gain (loss) on investments	144	(3,464)
Compensation accruals	8,010	2,054
Reserves and accruals	29,192	22,702
Recognition of net operating loss carryforward	48,712	–
AMT credit carryforward	1,577	–
Valuation allowance on net operating loss	(11,035)	–
Other, net	(3,196)	6,561
	$(5,934)	$(55,549)

7.             Jointly Owned Plants

The Corporation has an ownership interest in three electric generating plants, all of which are coal fired and operated by other utility companies. The Corporation has an undivided interest in these facilities and is responsible for its proportionate share of the capital and operating costs while being entitled to its proportionate share of the power generated. The Corporation’s interest in each plant is reflected in the consolidated balance sheets on a pro rata basis and its share of operating expenses is reflected in the consolidated statements of income. The participants each finance their own investment.

Information relating to the Corporation’s ownership interest in these facilities at December 31, 2001, is as follows:

	Big Stone (S.D.)	Neal #4 (Iowa)	Coyote I (N.D.)
Ownership percentages	23.4%	8.7%	10.0%
Plant in service	$48,267	$34,441	$47,120
Accumulated depreciation	$29,978	$21,518	$25,414

8.             Operating Leases

The Corporation, CornerStone, Expanets and Blue Dot lease office, office equipment and warehouse facilities under various long-term operating leases. At December 31, 2001, future minimum lease payments under noncancelable lease agreements are as follows in thousands:

2002	$27,359
2003	18,632
2004	13,244
2005	9,968
2006	6,062
Thereafter	4,452

Lease and rental expense incurred were $29.3 million,  $23.0 million and $13.8 million in 2001, 2000 and 1999, respectively.

9.             Team Member Benefit Plans

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

Following is a reconciliation of the changes in the plan’s benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31 of both years:

	2001	2000
	(in thousands)
Reconciliation of Benefit Obligation
Obligation at January 1	$46,304	$57,549
Service cost	780	922
Interest cost	3,280	3,805
Actuarial (gain) loss	2,450	(120)
Benefits paid	(4,642)	(8,316)
Plan amendments	–	(264)
Settlement cost	–	(11,885)
Special termination benefits	–	4,613
Benefit obligation at end of year	48,172	46,304
Reconciliation of Fair Value of Plan Assets
Fair value of plan assets at January 1	58,438	84,135
Actual return on plan assets	(4,925)	(5,496)
Benefits paid	(4,642)	(8,316)
Settlements	–	(11,885)
Fair value of plan assets at end of year	48,871	58,438
Funded Status
Funded status at December 31	698	12,133
Unrecognized transition amount	619	773
Unrecognized net actuarial loss (gain)	3,109	(9,220)
Unrecognized prior service cost	1,642	2,099
Prepaid (accrued) benefit cost	$6,068	$5,785

The following table provides the components of net periodic benefit cost for the plans for 2001, 2000 and 1999:

	2001	2000	1999
	(In thousands)
Service cost	$780	$922	$1,149
Interest cost	3,280	3,805	3,682
Expected return on plan assets	(4,738)	(6,318)	(6,059)
Amortization of transition obligation	155	155	155
Amortization of prior service cost	457	457	501
Amortization of net gain	(215)	(729)	(672)
Special termination benefits	–	4,613	–
Settlement cost	–	(3,067)	–
Net periodic benefit cost (income)	$(281)	$(162)	$(1,244)

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in calculating the projected benefit obligation for 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Discount rate	7.00%	7.50%	6.75%
Expected rate of return on assets	8.50%	8.50%	8.50%
Long-term rate of increase in compensation levels	3.50%	3.00%	3.00%

During 1999, the Corporation made available to eligible team members the option to convert their pension plan benefit to a cash balance plan. Effective January 1, 2000, eligible new team members hired after December 31, 1999, are automatically enrolled in the cash balance plan as there are no new participants in the pension plan after December 31, 1999. The result of team members choosing the cash balance plan did not materially impact the Corporation’s 2000 financial statements. The pension plan will continue for those eligible team members who did not elect the cash balance plan.

During 2000, the Corporation made available to select team members an early retirement window. The impact of that reduction in participants resulted in the Settlement Costs and Special Termination Benefits presented in the above table.

The Corporation, Expanets, Blue Dot and CornerStone provide various team member savings plans, which permit team members to defer receipt of compensation as provided in Section 401(k) of the Internal Revenue Code. Under the Plans, the team member may elect to direct a percentage of their gross compensation to be contributed to the Plans. The Corporation contributes up to a maximum of 3.5% of the team member’s gross compensation contributed to the Plan. Expanets contributes up to 66.67% of the first 6% of team member contributions. Blue Dot contributes 25% of the first 6% of team member contributions. CornerStone contributes from 20% to 40% of the employee’s contributions to the Plan up to a maximum amount of 5% of the employee’s salary. Costs incurred under all of these plans were $8.8 million, $5.8 million and $3.0 million in 2001, 2000 and 1999.

The Corporation also has various supplemental retirement plans for outside directors and selected management team members. The plans are nonqualified defined benefit plans that provide for certain amounts of salary continuation in the event of death before or after retirement or certain supplemental retirement benefits in lieu of any death benefits. In addition, the Corporation provides predetermined death benefits based upon compensation to beneficiaries of eligible team members who represent a reasonable insurable risk. To minimize the overall cost of plans providing life insurance benefits, the Corporation has obtained life insurance coverage to fund the benefit obligations. Costs incurred under the plans were $3.6 million, $2.1 million and $2.6 million in 2001, 2000 and 1999.

The Corporation has a deferred compensation trust available to all team members of corporate and the regulated utility division who are participants in the team member savings plan and whose maximum elective contribution permissible under that plan could be limited by any provision of the Internal Revenue Code. Trust participants may invest contributions in common stock of the Corporation or other diversified investments available in the plan. Any investment elections in common stock are presented as Treasury Stock; other investments as part of Investments; and an offsetting liability for both as part of Other Noncurrent Liabilities in the Consolidated Balance Sheets. Contributions by the Corporation to the plan were $64,000, $56,000 and $36,000 in 2001, 2000 and 1999.

CornerStone has a Restricted Unit Plan, which authorizes the issuance of Common Units with an aggregate value of $17.5 million to directors, executives, managers and selected supervisors of CornerStone. The value of the Restricted Common Unit is established by the market price of the Common Unit at the date of grant. As of December 31, 2001, Restricted Common Units with a face value of $13.2 million have been awarded.

10.          Employee Stock Ownership Plan

The Corporation provides an Employee Stock Ownership Plan (“ESOP”) for full-time team members of corporate and the regulated utility division. The ESOP acquired the majority of its shares through leveraged loans from a financial institution. The ESOP is funded primarily with federal income tax savings which arise from the deductibility of dividends, as allowed by the tax laws applicable to such team member benefit plans. Active team members enrolled in the plan prior to 1989 receive annual cash dividend payments, and may voluntarily contribute back to the plan a percentage of these dividends subject to discrimination rules of the IRS and ERISA. The Corporation then contributes a matching contribution equal to two times the voluntary contribution. Any excess after payment of the match is allocated pro rata to all participants. All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan. Shares on this leveraged portion of the plan are released as principal and interest on the loans are made. Certain Corporation contributions and shares of stock acquired by the ESOP are allocated to participants’ accounts in proportion to the compensation of team members during the particular year for which the allocation is made subject to certain IRS limits. At December 31, 2001 and 2000, the ESOP had an outstanding loan balance of $7.0 million and $8.0 million, respectively, which is secured by the unallocated assets of the ESOP and guarantees of future minimum debt funding payments by the Corporation to the ESOP. Costs incurred under the plan were $.8 million in 2001 and $1.0 million each year in 2000 and 1999, respectively.

The shares held by the plan are included in the number of average shares outstanding when computing the Corporation’s basic and diluted earnings per share and any dividends paid to the plan are included in the common dividend totals. The number, classification and fair value of shares held by the plan at December 31 are as follows:

	2001		2000
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	677,769	387,447	653,209	451,757
Fair value	$14,267,037	$8,155,759	$15,108,724	$10,449,139

11.          Regulatory Assets and Liabilities

The Corporation's regulated business prepares their financial statements in accordance with the provisions of SFAS No. 71, as discussed in Note 1 to the Financial Statements. Under SFAS No. 71, regulatory assets and liabilities can be created for amounts that regulators may allow the Corporation to collect, or may require amounts paid back to customers in future electric and natural gas rates. The components of unamortized regulatory assets and liabilities shown on the balance sheet at December 31 were as follows (in thousands):

	Remaining Amortization Period	2001	2000
Environmental costs	1 year	$1,100	$2,215
Unrecovered gas costs	1 year	7,347	6,911
Investment tax credit deferrals	12 years	(6,704)	(7,239)
Other	1 year	(246)	(21)
		$1,497	$1,866

12.          Stock Options and Warrants

Under the NorthWestern Stock Option and Incentive Plan (“Plan”), the Corporation has reserved 2,750,000 shares for issuance to officers, key team members and directors as either incentive-based options or nonqualified options. The Nominating and Compensation Committee (“Committee”) of the Corporation’s Board of Directors administers the Plan. Unless established differently by the Committee, the per share option exercise price shall be the fair market value of the Corporation’s common stock at the grant date. The options expire 10 years following the date of grant and vest over a three-year period beginning in the third year. In addition, the Corporation issued 1,279,476 warrants to non employees to purchase shares of NorthWestern common stock at $18.225 per share in connection with a previous acquisition. During 2001, all of those remaining warrants were extinguished through a cashless exchange whereby holders received shares of the Corporation’s common stock equivalent to the difference between the warrant price and the market price of the Corporation’s common stock on the date of the exchange.  271,949 shares of common stock were issued in association with these transactions. A summary of the activity of stock options and warrants is as follows:

	Stock Options
	Shares	Range	Weighted
Balance December 31, 1998	225,463	23.00-24.88	23.11
Issued	449,604	21.19-26.13	25.67
Canceled	(11,000)	26.13	26.13
Balance December 31, 1999	664,067	23.00-26.13	24.39
Issued	741,454	21.50-23.31	21.95
Canceled	(14,000)	20.63-23.00	21.98
Balance December 31, 2000	1,391,521	21.19-26.13	23.31
Issued	536,100	22.70-25.00	23.03
Canceled	(43,129)	21.19-23.31	22.31
Balance December 31, 2001	1,884,492	21.19-26.13	23.26

Stock Warrants
Shares
Balance December 31, 1998	1,105,158
Exercised	(90,896)
Balance December 31, 1999	1,014,262
Exercised	(10,000)
Balance at December 31, 2000	1,004,262
Extinguished	(1,004,262)
Balance December 31, 2001	–

The Corporation follows Accounting Principles Board Opinion 25, ‘Accounting for Stock Issued to Employees,’ to account for stock option plans. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant.

An alternative method of accounting for stock options is SFAS 123, ‘Accounting for Stock-Based Compensation.’ Under SFAS 123, stock options are valued at grant date using the Black-Scholes valuation model and compensation cost is recognized ratably over the vesting period. Had compensation cost for the Corporation’s stock option plan been determined as prescribed by SFAS 123, the pro forma information for 2001, 2000 and 1999 would have been as follows (in thousands except per share amounts):

	2001	2000	1999
Earnings on common stock
As reported	$37,514	$42,761	$37,871
Pro forma	$36,881	$42,365	$37,763
Diluted earnings per share
As reported	$1.53	$1.83	$1.62
Pro forma	$1.51	$1.82	$1.62

The weighted average Black-Scholes value of options granted under the stock option plan during 2001, 2000 and 1999 was $3.17, $2.95 and $2.11. The 2001 value was estimated using an expected life of eight years, 5.2% dividend yield, volatility of 18.8% and risk-free interest rate of 5.1%.

13.          Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of the outstanding stock options and warrants.  Average shares used in computing the basic and diluted earnings per share for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Basic computation	24,390,184	23,140,615	23,093,702
Dilutive effect of
Stock options	19,364	13,770	14,000
Stock warrants	45,760	183,396	263,704
Diluted computation	24,455,308	23,337,781	23,371,403

Certain outstanding antidilutive options and warrants have been excluded from the earnings per share calculations. These options and warrants total 1,221,876 shares, 697,976 shares and 386,852 shares in 2001, 2000 and 1999.

14.          CornerStone Distributions

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

The Subordination Period will generally extend until the first day of any future quarter in which a) distributions of available cash equal or exceed the Minimum Quarterly Distribution on each of the outstanding Common and Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date, b) the adjusted operating surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equals or exceeds the Minimum Quarterly Distribution on each of the Common and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and c) there are no outstanding Common Unit arrearages.

In addition, 3,298,810 Subordinated Units may convert into Common Units if a) distributions of available cash from operating surplus on each of the outstanding Common and Subordinated Units equal or exceed the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding the conversion date, b) the adjusted operating surplus generated during the immediately preceding two consecutive four-quarter periods equals or exceeds the Minimum Quarterly Distribution on all of the Common and Subordinated Units outstanding during that period and c) there are no arrearages on the Common Units. No subordinated units have converted to Common Units as of December 31, 2001. CornerStone will make distributions of its available cash approximately 45 days after the end of each quarter ending March, June, September and December to holders of record on the applicable record dates to the extent allowed under credit and Partnership agreements. For all quarters ended after December 31, 1997, CornerStone and the Corporation have elected to forgo the Subordinated Unit distributions.

In July 2001, the Board of Directors announced that the distribution to Common Unit holders for the quarter ended June 30, 2001 would be reduced by 50%. The Minimum Quarterly Distribution was not changed however, and the difference between that and the reduced distribution will therefore accrete as a priority over any distribution on Subordinated Units. On January 18, 2002, in association with the amendment of the Bank Credit Facility (discussed in Note 5), CornerStone’s ability to pay Minimum Quarterly Distributions has been suspended. As with the July reduction, the distributions will be subject to arrearage privileges which total $1.08 per common unit at December 31, 2001.

15.          Commitments and Contingencies

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

The Corporation’s 1997 and 1998 federal income tax returns and Expanets’ 1998 federal income tax return are under audit by the IRS. Certain state income and franchise tax returns are also under audit by various state agencies. Management believes that the final results of these audits will not have a material adverse effect on the Corporation’s financial position or results of operations.

16.          Capital Stock

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

In October 2001 the Corporation completed a common stock offering of 3,680,000 shares.  The offering resulted in net proceeds of $74.9 million and the funds were used to redeem certain subsidiary equity arrangements and for general corporate purposes, including reducing debt.  The Corporation also issued 33,480 shares of common stock in 2001 under a restricted stock plan with a fair value at date of issuance of $.7 million.  The stock vests over a four-year period and compensation expense is recognized ratably over the vesting period.  Compensation expense for 2001 of $.2 million has been recognized.

The Corporation is authorized to issue 1,000,000 shares of $100 par cumulative preferred stock. As of December 31, 2001 and 2000, there were 37,500 shares outstanding of which 26,000 were 4 1/2% Series and 11,500 were 6 1/2% Series. The provisions of the 6 1/2% Series stock contain a five-year put option exercisable by the holders of the securities and a 10-year redemption option exercisable by the Corporation. In any event, redemption will occur at par value. The 4 1/2% Series may be redeemed in whole or in part at the option of the Board of Directors at any time upon at least 30 days notice at $110.00 per share plus accrued dividends. In the event of involuntary dissolution, all Corporation preferred stock outstanding would have a preferential interest of $100 per share, plus accumulated dividends, before any distribution to common shareholders.

The Corporation is authorized to issue a maximum of 1,000,000 shares of preference stock at a par value of $50 per share. No preference shares have been issued.

Treasury stock held by the Corporation represents shares held by the Corporation’s deferred compensation plan  (see Note 9).  155,943 shares reflected at cost were held at December 31, 2001.

17.          Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

Series	Par Value	Shares	2001	2000
			In thousands
8.125%	$25	1,300,000	$32,500	$32,500
7.2%	$25	2,200,000	55,000	55,000
8.25%	$25	4,000,000	100,000	–
		7,500,000	$187,500	$87,500

The Corporation has established three wholly owned, special-purpose business trusts, NWPS Capital Financing I, NorthWestern Capital Financing I, and NorthWestern Capital Financing II, to issue common and preferred securities and hold Subordinated Debentures that the Corporation issues.  The sole assets of these trusts are the investments in Subordinated Debentures.  The trusts use the interest payments received on the Subordinated Debentures to make quarterly cash distributions on the preferred securities.  These Subordinated Debentures are unsecured and subordinated to all of the Corporation’s other liabilities and rank equally with the guarantees related to the other trusts.  The Corporation guarantees payment of the dividends on the preferred securities only if the Corporation has made the required interest payments on the Subordinated Debentures held by the trusts.  In addition, the Corporation owns all of the common securities of each trust, equivalent to approximately 3% of the capital of each trust.  Five years from the date of each issuance, the Corporation has the option of redeeming some or all of the Subordinated Debentures at 100% of their principal amount plus any accrued interest to the date of redemption.  All of the Subordinated Debentures have a 30-year maturity period.

18.          Subsequent Events

On January 18, 2002, CornerStone announced that, as a result of its financial performance in the December 2001 quarter, it would not be in compliance with certain covenants of its $50 million Bank Credit Facility.  Discussions with the lenders of this Facility led to an amendment that allows continued access to funding under the Facility.  However, the amendment eliminates the ability of CornerStone to make further Minimum Quarterly Distributions during the term of the Facility. Pursuant to the Partnership Agreement, the suspension of distributions under the defined Minimum Quarterly Distribution will be subject to arrearage privileges, so that no distribution will be made to the Subordinated Unitholders until the arrearages have been paid to the Common Unitholders. In addition, CornerStone announced that it had retained Credit Suisse First Boston Corporation to pursue the possible sale or merger of the Partnership. This action will be considered in conjunction with the Corporation’s required adoption of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. It is likely that substantially all of the Corporation’s nearly $40 million net carrying value in CornerStone will be taken as a noncash charge during the first quarter 2002.

Under the provisions of the December 2001 trust preferred securities offering, additional shares were issued on January 15, 2002.  The Corporation also issued $111.0 million in 8.1% trust preferred securities through NorthWestern Capital Financing III, a special-purpose wholly owned business trust (4.4 million shares with $25 par value.) The securities were issued under terms identical to those identified in Note 17, Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts.  The proceeds were used for debt repayment and general corporate purposes.

Under a credit agreement executed January 14, 2002, the Corporation entered into a credit facility for the acquisition The Montana Power Company’s (NYSE:TAA) energy distribution and transmission business.  The facility is comprised of a $720.0 million term loan commitment and a $280.0 million revolving credit commitment.  The facility terminates 364 days subsequent to the acquisition closing date and bears interest at a variable rate tied to a certain Eurodollar index or prime rate plus a variable margin, which can range from zero to 2.75%.  Proceeds from the $720.0 million term loan commitment and $19.0 million of the swingline commitment were used for the acquisition purchase price, related acquisition fees and repayment of $102.3 million of outstanding principal, interest and fees under the current credit facility (see Note 5) which was subsequently terminated.

On February 15, 2002, the Corporation completed the acquisition of The Montana Power Company’s energy distribution and transmission business for $602.0 million in cash and the assumption of $488.0 million in existing Montana Power Company debt and mandatorily redeemable preferred securities of subsidiary trusts. As a result of the acquisition, the Corporation will be the provider of natural gas and electricity to more than 590,000 customers in Montana, South Dakota and Nebraska and the capacity to provide service to wider regions of the country.  For accounting convenience, due to the burden of a mid-month closing, both parties have agreed to an effective date for the sale of January 31, 2002.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 31, 2001.  The Corporation is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement, generally within one year of the date of acquisition and in the interim, has been allocated to goodwill.  Final allocations will separate between goodwill, intangible assets subject to amortization and those that are not, useful lives and tax deductibility.

(in thousands)
Current assets	$219,830
Property, plant and equipment	1,111,034
Goodwill & other intangibles	7,418
Other	155,688
Total assets acquired	$1,493,970
Current liabilities	$168,465
Long-term debt	442,680
QUIPS	41,879
Other	300,995
Total liabilities assumed	$954,019
Net assets acquired	$539,951

The following unaudited pro forma results of operations for the year ended December 31, 2001, give effect as if the acquisition had occurred as of January 1, 2001 (in thousands except per share amounts):

2001
(Unaudited)
Revenues	$4,895,885
Net income	$74,437
Diluted earnings per share	$1.68

19.          Segment and Related Information

The Corporation’s six principal business segments are its electric, natural gas, communications, HVAC, retail propane and wholesale propane operations. The “All Other” segment includes the results of service and other nonenergy-related operations, activities and assets of the corporate office, as well as any reconciling or eliminating amounts.

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

2001	Total Electric and Natural Gas	Communications	HVAC

Total Propane

All Other

						Total
Operating revenues	$251,208	$1,032,033	$423,803	$2,513,777	$16,934	$4,237,755
Cost of sales	142,112	648,036	267,978	2,311,384	10,678	3,380,188
Gross margin	109,096	383,997	155,825	202,393	6,256	857,567
Selling, general, and administrative	42,284	431,477	145,954	147,957	23,264	790,936
Depreciation	16,428	13,518	9,148	25,102	1,942	66,138
Amortization of goodwill and other intangibles	–	35,647	7,245	16,466	269	59,627
Restructuring charge	4,499	5,906	7,239	–	7,272	24,916

Operating income (loss)	45,885	(102,551)	(13,761)	12,868	(26,491)	(84,050)
Interest expense	(8,692)	(17,330)	(3,835)	(48,164)	(12,344)	(90,365)
Investment income and other	306	683	204	–	6,830	8,023
Income (loss) before taxes and minority interests	37,499	(119,198)	(17,392)	(35,296)	(32,005)	(166,392)
Benefit (provision) for taxes	(11,857)	32,190	3,830	7,329	15,888	47,380
Income (loss) before
minority interests	$25,642	$(87,008)	$(13,562)	$(27,967)	$(16,117)	$(119,012)

Total assets	$369,915	$775,186	$386,249	$850,985	$235,026	$2,617,361

Maintenance capital expenditures	$12,818	$18,957	$8,521	$5,909	$1,204	$47,409

2000	Total Electric and Natural Gas	Communications	HVAC	Total Propane	All Other	Totals
Operating revenues	$181,309	$1,104,034	$408,829	$5,422,616	$15,302	$7,132,090
Cost of sales	88,156	740,553	260,975	5,196,300	9,691	6,295,675

Gross margin	93,153	363,481	147,854	226,316	5,611	836,415
Selling, general, and administrative	39,211	350,926	129,447	149,777	17,453	686,814
Depreciation	15,919	7,614	7,901	25,271	1,329	58,034
Amortization of goodwill and other intangibles	–	29,552	5,891	14,814	38	50,295

Operating income (loss)	38,023	(24,611)	4,615	36,454	(13,209)	41,272

Interest expense	(7,760)	(4,019)	(4,877)	(42,738)	(17,813)	(77,207)
Investment income and other	(194)	508	401	–	8,266	8,981
Income (loss) before taxes and minority interests	30,069	(28,122)	139	(6,284)	(22,756)	(26,954)
Benefit (provision) for taxes	(9,819)	8,323	(2,404)	(972)	8,989	4,117
Income (loss) before minority interests	$20,250	$(19,799)	$(2,265)	$(7,256)	$(13,767)	$(22,837)

Total assets	$368,308	$729,063	$378,711	$1,238,837	$183,151	$2,898,070

Maintenance capital expenditures	$10,810	$10,434	$7,366	$3,109	$378	$32,097

1999	Total Elextric and Natural Gas	Communications	HVAC	Total Propane	All Other	Total
Operating revenues	$152,166	$294,878	$293,736	$2,246,400	$17,160	$3,004,340
Cost of sales	65,511	168,888	182,190	2,038,714	12,462	2,467,765

Gross margin	86,655	125,990	111,546	207,686	4,698	536,575
Selling, general, and administrative	37,016	102,507	96,723	137,859	14,612	388,717
Depreciation	14,920	3,257	4,425	20,587	413	43,602
Amortization of goodwill and other intangibles	–	7,211	4,243	13,215	31	24,700

Operating income (loss)	34,719	13,015	6,155	36,025	(10,358)	79,556

Interest expense	(8,790)	(1,384)	1,210	(32,176)	(9,594)	(53,154)
Investment income and other	366	(1,016)	691	–	9,759	9,800
Income (loss before taxes) and minority interests	26,295	10,615	5,636	3,849	(10,193)	36,202
Benefit (provision for taxes)	(8,816)	(7,129)	(3,532)	(693)	5,704	(14,466)
Income (loss before) minority interests	$17,479	$3,486	$2,104	$3,156	$(4,489)	$21,736

Total assets	$364,673	$324,489	$279,140	$861,813	$126,646	$1,956,761

Maintenance capital expenditures	$12,813	$3,589	$7,763	$7,735	$699	$32,599

	2001		2000		1999
	Electric	Natural Gas	Electric	Natural Gas	Electric	Natural Gas
Operating revenues	$106,995	$144,213	$86,575	$94,734	$83,943	$68,223
Cost of sales	23,052	119,060	16,782	71,374	18,456	47,055
Gross margin	83,943	25,153	69,793	23,360	65,487	21,168

Selling, general and administrative	27,734	14,550	25,397	13,814	24,722	12,294
Depreciation	13,193	3,235	12,663	3,256	12,006	2,914
Restructuring charge	3,329	1,170	–	–	–	–

Operating Income	$39,687	$6,198	$31,733	$6,290	$28,759	$5,960

	2001		2000		1999
	Retail Propane	Wholesale Propane	Retail Propane	Wholesale Propane	Retail Propane	Wholesale Propane
Operating revenues	$373,853	$2,139,924	$389,447	5,033,169	$303,947	$1,942,453
Cost of sales	195,541	2,115,843	211,139	4,985,161	133,084	1,905,630
Gross margin	$178,312	$24,081	$178,308	$48,008	$170,863	$36,823

20.                               Quarterly Financial Data (Unaudited)

2001	First	Second	Third	Fourth
	(in thousands except per share amounts)
Operating revenues	$1,496,689	$1,031,586	$912,061	$797,419
Gross margin	$238,358	$228,063	$189,836	$201,310
Operating income (loss)*	$(4,752)	$(10,829)	$(27,058)	$(41,411)
Net income*	$18,389	$10,780	$10,272	$5,091
Average common shares outstanding	23,433	23,669	23,706	26,724
Basic earnings per average common share*+	$.71	$.38	$.36	$.12
Diluted earnings per average common share*+	$.70	$.38	$.36	$.12

Dividends per share	$.2975	$.2975	$.2975	$.3175
Stock price:
High	$25.65	$26.75	$23.10	$22.35
Low	$21.63	$21.75	$20.90	$18.25
Quarter-end close	$24.50	$22.40	$22.00	$21.05

2000
Operating revenues	$1,330,944	$1,637,715	$1,613,573	$2,549,858
Gross margin	$168,193	$204,127	$222,620	$241,475
Operating income (loss)	$35,989	$(828)	$2,751	$3,360
Net income	$16,239	$7,702	$9,947	$15,665
Average common shares outstanding	23,109	23,117	23,119	23,216
Basic earnings per average common share	$.63	$.26	$.36	$.60
Diluted earnings per average common share	$.62	$.26	$.35	$.60

Dividends per share	$.2775	$.2775	$.2775	$.2975
Stock price:
High	$23.25	$23.94	$23.94	$23.75
Low	$20.63	$21.00	$19.13	$19.31
Quarter-end close	$20.63	$23.13	$19.50	$23.13

*              Includes effect of a fourth quarter pretax restructuring charge of $24.9 million, or an impact of $12.1 million to net income and $.50 earnings per average common share after taxes and minority interest allocations.

+              The 2001 quarterly basic and diluted earnings per average common shares do not total to the 2001 annual basic and diluted earnings per average common shares due to the effect of common stock issuances during the year.

FIVE-YEAR FINANCIAL SUMMARY

	2001	2000	1999	1998	1997
	(in thousands except per share and shareholders data)
Financial Results
Operating revenues	$4,237,755	$7,132,090	$3,004,340	$1,187,187	$918,070
Gross margins	857,567	836,415	536,575	347,400	223,025
Operating expenses	941,617	795,143	457,019	279,858	164,028
Operating income	(84,050)	41,272	79,556	67,542	58,997
Interest expense	(90,365)	(77,207)	(53,154)	(35,867)	(31,476)
Investment income and other	8,023	8,981	9,800	5,700	11,564
Income (loss) before income taxes and minority interests	(166,392)	(26,954)	36,202	37,375	39,085
Benefit (provision) for income taxes	47,380	4,117	(14,466)	(11,222)	(11,111)
Income before minority interests	(119,012)	(22,837)	21,736	26,153	27,974
Minority interests	163,544	73,436	22,927	4,238	(1,710)
Net income	$44,532	$49,553	$44,663	$30,391	$26,264

Common Stock Data
Basic earnings per share*+	$1.54	$1.85	$1.64	$1.45	$1.31
Diluted earnings per share*+	$1.53	$1.83	$1.62	$1.44	$1.31
Average shares outstanding*:
Basic	24,390	23,141	23,094	18,660	17,843
Diluted	24,455	23,338	23,372	18,816	17,843
Dividends paid per common share*	$1.210	$1.130	$1.050	$.985	$.933
Annual dividend rate at year end*	$1.27	$1.19	$1.11	$1.03	$.97
Book value per share at year end*	$16.25	$13.79	$12.99	$12.26	$9.34
Common stock price range*:
High	$26.750	$23.937	$27.125	$27.375	$23.500
Low	$18.250	$19.125	$20.625	$20.250	$16.938
Close	$21.050	$23.125	$22.000	$26.438	$23.000
Price earnings ratio	13.8x	12.6x	13.6x	18.4x	17.6x
Dividend payout ratio
(from ongoing operations)+	79.1%	61.7%	64.8%	68.4%	71.2%
Return on average common equity	10.5%	13.8%	12.9%	14.6%	14.1%
Common shareholders at year end	10,358	10,371	10,475	10,116	8,845

Financial Position (as of December 31)
Total assets	$2,617,361	$2,898,070	$1,956,761	$1,728,474	$1,106,123
Working capital	(300,554)	110,014	100,193	57,739	11,844
Long-term debt, excluding current portion	373,350	507,650	309,350	256,350	156,350
Total debt (including subsidiaries)	1,240,170	1,140,828	807,277	608,935	433,095
Shareholders’ equity	396,416	319,201	300,156	282,101	166,596
Other equity	374,562	489,254	452,799	479,202	235,972
Total equity	$770,978	$808,455	$752,955	$761,303	$402,568

*   Adjusted for the two-for-one stock split in may 1997.

+   $2.04 Basic earnings per share; $2.03 Diluted earnings per shares; and 59.6% Dividend payout ratio, exclusive of 2001 restructuring charge.

